

ChargePoint Holdings, Inc.
Annual Report for the
fiscal year ended January 31, 2024



Dear ChargePoint Shareholders,

This is my first letter to you as the CEO of ChargePoint Holdings, Inc. (ChargePoint), and I want to begin by expressing my appreciation for your support and commitment to the company. While fiscal year 2024 brought significant changes to ChargePoint, and growing pains to the industry, I firmly believe that our future is bright and fiscal year 2025 will see us achieve milestones. Our commitment to delivering best-in-class solutions to our customers, world-class experiences to our drivers, and value to you, our shareholders, remains unchanged.

To state the bottom-line up front: last year's results did not meet our expectations. While the first half of the year went according to plan, in the second half the entire industry faced economic volatility, higher interest rates, and shifting consumer behaviors—all of which impacted the business.

Despite these headwinds, electric vehicle (EV) adoption continues and there are clear indicators the charging industry will continue to grow. In 2023, utilization of the ChargePoint network outpaced our port growth, with a 53% increase in annual charging sessions, but new installations lagging behind that figure. This data underscores the growing demand for more infrastructure, and this demand will continue growing alongside sales of passenger and commercial EVs.

I am proud of so many things ChargePoint achieved last year, and the rapid implementation of changes to the business - which have set us up for success this year.

We doubled-down on our commitment to the driver experience with a set of new initiatives aimed at improving charging station reliability and network uptime. Our approach to network reliability is rooted in three main pillars – designing solutions that can charge any EV and are able to operate as expected for the long haul, providing the necessary training to electrical contractors so they are properly equipped to install and maintain EV charging stations, and lastly, proactive monitoring of charging stations to reduce downtime. We aim to ultimately deliver 100% network uptime, and we now routinely rank very close to it.

In partnership with Volvo and Starbucks, we completed the build-out of the Seattle-to-Denver fast charging corridor, enabling EVs a hassle-free drive between these cities for the first time. Our partners at Mercedes-Benz cut the ribbon on the first Mercedes-Benz HPC NA hub, the fastest charging network in North America, powered by the newest hardware in the ChargePoint Express Plus platform. To date, more than a dozen hubs on the network have gone into service, and counting.

We continued to demonstrate our innovation and commitment to meeting the charging needs of any driver, in any parking spot, through new offerings. These include native NACS connectors for our products, which in simple terms enable Tesla vehicles to use our infrastructure without costly and inconvenient adaptors. To support those who drive electric for a living, we launched our Pantograph solution for electric bus fleets which allows for tighter parking arrangements while simultaneously removing any physical strain for the bus drivers needing to charge.

ChargePoint proudly closed the year when we became the first end-to-end provider of EV charging solutions to receive Federal Risk and Authorization Management Program (FedRAMP) approval from the United States Federal Government. This data privacy certification demonstrates our commitment to providing the highest standards of security for all of our customers, and enables us to bid on tens of millions of dollars in government RFPs for you, our investors.

Lastly, I'd like to highlight the strategic changes I have made since my appointment as CEO in November of 2023, which have been made to ensure future business performance meets expectations. The four cornerstones of ChargePoint's revised business strategy sum up our focal points, and we have implemented actionable measures to ensure we deliver in each of these areas:

1. Delivering a world-class driver experience across the EV charging ecosystem;
2. Prioritizing the development of our open software platform;
3. A revamped hardware strategy, utilizing strategic partnerships that enable us to bring new products to market faster, while improving margins and maintaining our safety and reliability standards; and
4. Operational excellence with an emphasis on execution.

In closing, I want to extend my appreciation to each and every shareholder for your continued trust and confidence in our company. I am confident we now have the right team in place, and the right plan to achieve our goals. Operational excellence with an emphasis on execution will connect the dots between the two.

With kind regards,

Rick Wilmer
Chief Executive Officer
ChargePoint Holdings, Inc.

Forward Looking Statement

This letter contains forward-looking statements that involve risks, uncertainties, and assumptions including statements regarding our plans, strategy, market opportunity and partnerships. Any statements that are not historical facts, may be forward-looking statements. Words used such as "anticipates," "believes," "continues," "designed," "estimates," "expects," "goal," "intends," "likely," "may," "ongoing," "plans," "projects," "pursuing," "seeks," "should," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these words. All forward-looking statements are based on our current assumptions, expectations and beliefs, and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. There are a significant number of factors that could cause actual results to differ materially from the statements made in this letter, including: macroeconomic trends including changes in or sustained inflation, interest rate volatility, or other

events beyond our control on the overall economy which may reduce demand for our products and services, geopolitical events and conflicts, adverse impacts to our business and those of our customers and suppliers, including due to supply chain disruptions, component shortages, and associated logistics expense increases; our limited operating history as a public company; our ability as an organization to successfully acquire and integrate other companies, products or technologies in a successful manner; our dependence on widespread acceptance and adoption of EVs and increased demand for installation of charging stations; our current dependence on sales of charging stations for most of our revenues; overall demand for EV charging and the potential for reduced demand for EVs if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated or governmental mandates to increase the use of EVs or decrease the use of vehicles powered by fossil fuels, either directly or indirectly through mandated limits on carbon emissions, are reduced, modified or eliminated; our reliance on contract manufacturers, including those located outside the United States, may result in supply chain interruptions, delays and expense increases which may adversely affect our sales, revenue and gross margins; our ability to expand our operations and market share in Europe; the need to attract additional fleet operators as customers; potential adverse effects on our revenue and gross margins due to delays and costs associated with new product introductions, inventory obsolescence, component shortages and related expense increases; adverse impact to our revenues and gross margins if customers increasingly claim clean energy credits and, as a result, they are no longer available to be claimed by us; the effects of competition; risks related to our dependence on our intellectual property; and the risk that our technology could have undetected defects or errors. Additional risks and uncertainties that could affect our financial results are included under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our most recent Form 10-K filed with the Securities and Exchange Commission (the "SEC"), which is available on our website at investors.chargepoint.com and on the SEC's website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time. All forward-looking statements in this letter are based on information available to us as of the date hereof, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by applicable law.

ChargePoint Holdings, Inc.
2024 Proxy Statement

240 East Hacienda Avenue
Campbell, CA 95008

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held at 1:00 p.m. Pacific Time on Tuesday, July 9, 2024

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders (the "Annual Meeting") of ChargePoint Holdings, Inc., a Delaware corporation ("ChargePoint" or the "Company"), which will be held on **Tuesday, July 9, 2024** at 1:00 p.m. Pacific Time. The Annual Meeting will be a virtual meeting of stockholders, which will be conducted via a live audio webcast. You will be able to attend the Annual Meeting, submit your questions and vote online during the meeting by visiting www.virtualshareholdermeeting.com/CHPT2024. We believe a virtual meeting provides expanded access, improves communication, enables increased stockholder attendance and participation and provides cost savings for our stockholders and the Company.

The Annual Meeting is being held for the following purposes:

1. To elect the four Class I directors named in this proxy to the Board of Directors (the "Board"), each to hold office until the 2027 Annual Meeting of Stockholders;

2. To ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company for its fiscal year ending January 31, 2025;

3. To approve, on an advisory basis, the compensation of our named executive officers, as disclosed in the Proxy Statement; and

4. To transact such other business as may properly come before the Annual Meeting or any continuation or adjournment thereof.

These items of business are more fully described in the Proxy Statement accompanying this Notice.

The record date for the Annual Meeting is May 17, 2024. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

On or about May 24, 2024, we expect to mail to our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access our Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended January 31, 2024 ("2024 Annual Report"). The Notice provides instructions on how to vote via the Internet or by telephone and includes instructions on how to receive a paper copy of our proxy materials by mail. The accompanying Proxy Statement and our 2024 Annual Report can be accessed directly at the following Internet address: http://www.proxyvote.com. All you have to do is enter the control number located on your proxy card.

In the event of a technical malfunction or other situation that the meeting chair determines may affect the ability of the Annual Meeting to satisfy the requirements for a meeting of stockholders to be held by means of remote communication under the Delaware General Corporation Law, or that otherwise makes it advisable to adjourn the Annual Meeting, the meeting chair or secretary of the Annual Meeting will convene the meeting at 4:00 p.m. Pacific Time on the date specified above and at the Company's address specified above solely for the purpose of adjourning the meeting to reconvene at a date, time and physical or virtual location announced by the meeting chair. Under either of the foregoing circumstances, we will post information regarding the announcement on the Investors page of the Company's website at www.chargepoint.com.

Important Notice Regarding the Availability of Proxy Materials for the Stockholders' Meeting to Be Held on Tuesday, July 9, 2024 at 1:00 p.m. Pacific Time online at www.virtualshareholdermeeting.com/CHPT2024.

The Proxy Statement and 2024 Annual Report are available at www.ProxyVote.com.

The Board recommends that you vote "FOR" the election of all nominees for director in Proposal No. 1, "FOR" Proposal No. 2, and "FOR" Proposal No. 3.

YOUR VOTE IS IMPORTANT. Whether or not you plan to attend the Annual Meeting, we urge you to submit your vote via the Internet, telephone or mail as soon as possible to ensure your shares are represented.

We appreciate your continued support of ChargePoint Holdings, Inc. and look forward to receiving your proxy.

By Order of the Board

/s/ Rick Wilmer
_____

Rick Wilmer
President and Chief Executive Officer

Campbell, California
May 24, 2024

You are cordially invited to attend the Annual Meeting, which will be held virtually via the Internet. Whether or not you expect to attend the Annual Meeting, please vote as promptly as possible in order to ensure your representation at the meeting. You may vote your shares by telephone or over the Internet as instructed in these materials. If you received a proxy card or voting instruction card by mail, you may submit your proxy card or voting instruction card by completing, signing, dating and mailing your proxy card or voting instruction card in the envelope provided. Even if you have voted by proxy, you may still attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

TABLE OF CONTENTS



240 East Hacienda Avenue
Campbell, CA 95008

PROXY STATEMENT
FOR THE 2024 ANNUAL MEETING OF STOCKHOLDERS

To Be Held at 1:00 p.m. Pacific Time on Tuesday, July 9, 2024

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING

We are providing you with these proxy materials because the Board of Directors of ChargePoint Holdings, Inc. (the "Board") is soliciting your proxy to vote at ChargePoint's 2024 Annual Meeting of Stockholders (the "Annual Meeting"), including at any adjournments or postponements thereof, to be held via a live audio webcast on Tuesday, July 9, 2024 at 1:00 p.m. Pacific Time. The Annual Meeting can be accessed by visiting www.virtualshareholdermeeting.com/CHPT2024 where you will be able to listen to the meeting live, submit questions and vote online.

You are invited to attend the Annual Meeting to vote on the proposals described in this Proxy Statement. However, you do not need to attend the Annual Meeting to vote your shares. Instead, you may simply follow the instructions below to submit your proxy.

The proxy materials, including this Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended January 31, 2024 ("2024 Annual Report"), are being distributed and made available on or about May 24, 2024. As used in this Proxy Statement, references to "we," "us," "our," "ChargePoint" and the "Company" refer to ChargePoint Holdings, Inc. and its subsidiaries. ChargePoint was a special purpose acquisition company called Switchback Energy Acquisition Corporation ("Switchback") prior to the closing of the Business Combination on February 26, 2021. As used in this Proxy Statement, the term "Business Combination" represents the transactions contemplated by an agreement and plan of reorganization whereby the entities that previously comprised the business of ChargePoint, Inc. ("Legacy ChargePoint") merged with and into a subsidiary of the Company. For further information on the Business Combination, please refer to our Current Report on Form 8-K as filed with the Securities and Exchange Commission (the "SEC") on March 1, 2021. Our SEC filings are available to the public on a website maintained by the SEC located at www.sec.gov. We also maintain a website at https://investors.chargepoint.com under the "Financials" heading with our prior SEC filings.

Why are you holding a virtual meeting and how can stockholders attend?

We have adopted a virtual meeting format for our Annual Meeting. We believe a virtual meeting format will provide a consistent experience to all stockholders regardless of geographic location and enhance stockholder access and engagement. To participate in our virtual Annual Meeting, including to vote, ask questions and to view the list of registered stockholders as of the record date during the meeting, visit www.virtualshareholdermeeting.com/CHPT2024 with your 16-digit control number included in the Notice (as defined below), on your proxy card, or in the instructions that accompanied your proxy materials. If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, follow the instructions from your broker or bank.

What can I do if I need technical assistance during the Annual Meeting?

If you encounter any difficulties accessing the Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted on the Annual Meeting log-in page.

How can stockholders submit questions during the Annual Meeting

If you are logged in as a stockholder at the virtual Annual Meeting, you will have an opportunity to submit questions live at www.virtualshareholdermeeting.com/CHPT2024 during a designated portion of the virtual Annual Meeting. Once you are logged in, type your question into the question box and click "submit." Subject to time constraints, we intend to answer questions pertinent to the Company and meeting matters submitted by stockholders during the Annual Meeting that comply with our rules of conduct for the Annual Meeting, which will be posted on the meeting website during the meeting.

Why did I receive a notice regarding the availability of proxy materials on the internet?

Pursuant to rules adopted by the SEC, we have elected to provide access to our proxy materials over the Internet. Accordingly, we have sent you a Notice of Internet Availability of Proxy Materials (the "Notice") because the Board is soliciting your proxy to vote at the Annual Meeting, including at any adjournments or postponements of the meeting. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the internet or to request a printed copy may be found in the Notice.

On or about May 24, 2024, the proxy materials are being distributed to all stockholders of record entitled to vote at the Annual Meeting.

What proxy materials are available on the internet?

The 2024 Proxy Statement and 2024 Annual Report are available at www.ProxyVote.com.

Who can vote at the Annual Meeting?

If you are a stockholder of record as of the record date, you may vote your shares at the Annual Meeting by following the instructions provided on the Notice to log in to www.virtualshareholdermeeting.com/CHPT2024. You will be asked to provide the control number from your Notice.

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you must obtain a valid proxy from your broker, bank or other agent to vote online during the Annual Meeting. Follow the instructions from your broker or bank included with these proxy materials or contact your broker or bank to request a proxy form.

The webcast of the Annual Meeting will begin promptly at 1:00 p.m. Pacific Time. We encourage you to access the meeting prior to the start time. Online check-in will begin at 12:45 p.m. Pacific Time, and you should allow reasonable time for the check-in procedures.

Vote by Proxy

Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend and vote at the Annual Meeting even if you have already voted by proxy.

If you are a stockholder of record, you may vote by proxy over the telephone, vote by proxy through the Internet or vote by proxy using a proxy card that you may request or that we may elect to deliver at a later time:

- To vote over the telephone, dial toll-free 1-800-690-6903 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the control number from the Notice. Your vote must be received by 11:59 p.m. Eastern Time on July 8, 2024 to be counted.

- To vote through the Internet, go to www.proxyvote.com to complete an electronic proxy card. You will be asked to provide the control number from your Notice. Your vote must be received by 11:59 p.m. Eastern Time on July 8, 2024 to be counted.

- To vote using the printed proxy card that may be delivered to you, simply complete, sign and date the proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the Annual Meeting, the proxyholders will vote your shares as you instruct. If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a Notice containing voting instructions from that organization rather than from us. Simply follow the voting instructions in the Notice to ensure that your vote is counted.

We are holding the Annual Meeting online and providing internet voting to provide expanded access and to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your voting instructions. However, please be aware that you must bear any costs associated with your internet access, such as usage charges from internet access providers and telephone companies.

Stockholder of Record: Shares Registered in Your Name

If on May 17, 2024 your shares were registered directly in your name with ChargePoint's transfer agent, Continental Stock Transfer & Trust Company, then you are a stockholder of record. As a stockholder of record, you may vote at the

meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on May 17, 2024 your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in "street name" and the Notice is being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker or other agent regarding how to vote the shares in your account. You are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares at the meeting unless you request and obtain a valid proxy from your broker or other agent.

What am I voting on?

There are three matters scheduled for a vote:

- Election of the four Class I directors named in this proxy and nominated by the Board, each to serve until the 2027 Annual Meeting of Stockholders;

- Ratification of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company for its fiscal year ending January 31, 2025; and

- Advisory approval of the compensation of our named executive officers.

How does the Board recommend I vote on these proposals?

Our Board recommends a vote:

- "FOR" the election of Roxanne Bowman, Axel Harries, Mark Leschly and Ekta Singh-Bushell as Class I directors;

- "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending January 31, 2025; and

- "FOR" the advisory approval of the compensation of our named executive officers.

What if another matter is properly brought before the meeting?

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on those matters in accordance with their best judgment.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of May 17, 2024. On this record date, there were 425,289,679 shares of our common stock outstanding.

What happens if I do not vote?

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record and do not vote by completing your proxy card, by telephone, through the internet or online at the Annual Meeting, your shares will not be voted.

Beneficial Owner: Shares Registered in the Name of Broker, Bank or Nominee

If you are a beneficial owner of shares registered in the name of your broker, bank or other nominee, and you do not provide the broker or other nominee that holds your shares with voting instructions, the broker or other nominee will determine if it has the discretionary authority to vote on the particular matter.

What if I return a proxy card or otherwise vote but do not make specific choices?

If you return a signed and dated proxy card or otherwise vote without marking voting selections, your shares will be voted, as applicable, "For" the election of each of the four Class I director nominees, "For" the ratification of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company for its fiscal year ending January 31, 2025, and "For" the approval, on an advisory basis, of the compensation of our named executive officers. If any other matter is properly presented at the meeting, your proxyholder (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

Are guests permitted to attend the Annual Meeting

Guests may attend the Annual Meeting in "listen-only" mode by entering the Annual Meeting at www.virtualshareholdermeeting.com/CHPT2024 and entering the information requested in the "Guest Login" section. Guests will not have the ability to vote or ask questions during the virtual Annual Meeting.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these proxy materials, our directors and employees may also solicit proxies online, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners. We have retained Saratoga Proxy Consulting LLC to assist us in soliciting proxies for a fee of approximately $10,000, plus reasonable out-of-pocket expenses incurred in the process of soliciting proxies.

What does it mean if I receive more than one Notice?

If you receive more than one Notice, your shares may be registered in more than one name or in different accounts. Please follow the voting instructions on the Notices to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the meeting.

Stockholder of Record: Shares Registered in Your Name

If you are the record holder of your shares, you may revoke your proxy in any one of the following ways:

- You may submit another properly completed proxy card with a later date.

- You may grant a subsequent proxy by telephone or through the internet.

- You may send a timely written notice that you are revoking your proxy to ChargePoint's Secretary at 240 East Hacienda Avenue, Campbell, CA 95008.

- You may attend the Annual Meeting and vote online. Simply attending the meeting will not, by itself, revoke your proxy.

Your most current proxy card or telephone or internet proxy is the one that is counted.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If your shares are held by your broker or bank as a nominee or agent, you should follow the instructions provided by your broker or bank.

When are stockholder proposals and director nominations due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by January 24, 2025 to ChargePoint's Secretary at 240 East Hacienda Avenue, Campbell, CA 95008 and comply with the requirements in the Company's Amended and Restated Bylaws (the "Bylaws") and all applicable requirements of Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). If you wish to submit a proposal for next year's annual meeting that is not to be included in next year's proxy materials or nominate a director, you must do so no later than April 10, 2025 and not earlier than March 11, 2025, *provided, however*, that if our 2025 annual

meeting of stockholders is held before June 9, 2025 or after September 7, 2025, then your proposal must be received no earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the day on which notice or public announcement of the date of such meeting is first made. You are also advised to review our Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations. In addition to satisfying the foregoing requirements under our Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than May 12, 2025.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count, for the proposal to elect directors, votes "For," "Withhold" and broker non-votes; and with respect to Proposals No. 2 and 3, votes "For," "Against," abstentions and, if applicable, broker non-votes. A broker non-vote occurs when a nominee, such as a broker or bank, holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary authority to vote with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner. In the event that a broker, bank, custodian, nominee or other record holder of our common stock indicates on a proxy that it does not have discretionary authority to vote certain shares on a particular proposal, then those shares will be treated as broker non-votes with respect to that proposal.

- Proposal No. 1: The election of directors is a matter considered non-routine under applicable rules. A broker or other nominee cannot vote without instructions on non-routine matters, and therefore ChargePoint expects broker non-votes on Proposal No. 1. Thus, if you do not instruct your broker how to vote with respect to Proposal No. 1, your broker may not vote with respect to that proposal.

- Proposal No. 2: Ratification of the selection of PricewaterhouseCoopers LLP is considered to be a routine matter and, accordingly, if you do not instruct your broker or other nominee on how to vote the shares in your account for Proposal No. 2, brokers will be permitted to exercise their discretionary authority to vote for the ratification of the selection of PricewaterhouseCoopers LLP. Accordingly, if you own shares through a nominee, such as a broker or bank, please be sure to instruct your nominee how to vote to ensure that your vote is counted with respect to that proposal.

- Proposal No. 3: The approval, on an advisory basis, of the compensation of our named executive officers is a matter considered non-routine under applicable rules. As described in Proposal 1 above, a broker or other nominee cannot vote without instructions on non-routine matters, and therefore ChargePoint expects broker non-votes on Proposal No. 3. Thus, if you do not instruct your broker how to vote with respect to Proposal No. 3, your broker may not vote with respect to that proposal.

Abstentions and broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Annual Meeting. Broker non-votes will not be counted for purposes of determining the number of shares present online during the meeting or represented by proxy and entitled to vote with respect to Proposals No. 1 or 3. Thus, a broker non-vote will not affect the outcome of the vote on Proposals No. 1 or 3.

What are "broker non-votes"?

As discussed above, when a beneficial owner of shares held in "street name" does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed to be "non-routine," the broker or nominee cannot vote the shares with respect to such matters. These unvoted shares are considered "broker non-votes" with respect to such matters. In the absence of timely directions, your broker will have discretion to vote your shares on Proposal No. 2, our sole "routine" matter, but brokers and nominees cannot use their discretion to vote "uninstructed" shares with respect to matters that are considered "non-routine." "Non-routine" matters are matters that may substantially affect the rights or privileges of stockholders, such as executive compensation (including any advisory stockholder votes to approve executive compensation) and certain corporate governance proposals, even if such proposals are supported by management. Accordingly, your broker or nominee may not vote your shares on Proposals No. 1 or 3 without your instructions, but may vote your shares on Proposal No. 2.

How many votes are needed to approve each proposal?

- Proposal No. 1: The election of directors requires a plurality vote of the shares of our common stock present virtually or by proxy at the virtual Annual Meeting and entitled to vote thereon to be approved. "Plurality"

means that the nominees who receive the largest number of votes cast "for" such nominees are elected as directors. Only votes "For" will affect the outcome.

- Proposal No. 2: The ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year ending January 31, 2025 requires the affirmative vote of a majority of the votes cast by the holders of shares of our common stock present virtually or by proxy at the virtual Annual Meeting and voting affirmatively or negatively on such matter to be approved. You may vote "for," "against," or "abstain" with respect to this proposal. Broker non-votes and abstentions will have no effect on the outcome of this proposal.

- Proposal No. 3: The approval, on an advisory basis, of the compensation of our named executive officers requires the affirmative vote of a majority of votes cast by the holders of shares of our common stock present virtually or by proxy at the virtual Annual Meeting and voting affirmatively or negatively on such matter to be approved. You may vote "for," "against," or "abstain" with respect to this proposal. Broker non-votes and abstentions will have no effect on the outcome of this proposal.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if stockholders holding at least a majority of the outstanding shares entitled to vote are present online at the meeting, by remote communication, if applicable, or represented by proxy. Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote online at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the meeting's chairperson or holders of a majority of shares represented at the meeting may adjourn the meeting to another date.

How can I find out the results of the voting at the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. In addition, final voting results will be published in a Current Report on Form 8-K that we expect to file within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Current Report on Form 8-K within four business days after the meeting, we intend to file a Current Report on Form 8-K to publish preliminary results and, within four business days after the final results are known to us, file an additional Current Report on Form 8-K to publish the final results.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

ChargePoint Holdings, Inc.'s Board of Directors (the "Board") is divided into three classes, designated Class I, Class II and Class III. Each class consists, as nearly as may be possible, of one-third of the total number of directors, and each class has a three-year term. Vacancies on the Board may be filled solely by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy or newly created directorship shall hold office until the next election of the class to which such director shall have been appointed or assigned, and until his or her successor is duly elected and qualified, subject to his or her earlier death, disqualification, resignation or removal.

The Board presently has eleven members. There are four directors in the class whose term of office expires in 2024, Roxanne Bowman, Axel Harries, Mark Leschly and Ekta Singh-Bushell. The Board has proposed that each of Roxanne Bowman, Axel Harries, Mark Leschly and Ekta Singh-Bushell be elected as a Class I director at the Annual Meeting.

The nominees listed below are currently directors of the Company and were each recommended for election by the Nominating and Corporate Governance Committee of the Board. Ms. Bowman, Mr. Harries and Mr. Leschly were previously elected by our stockholders and Ms. Singh-Bushell was appointed to the Board in April 2022 following a search process in which nominees were evaluated by existing members of our Board. If elected at the Annual Meeting, each nominee would serve for a three-year term expiring at our 2027 annual meeting and until the election and qualification of her or his successor or, if sooner, her or his death, disqualification, resignation or removal. The Company encourages but does not require its directors to attend its annual meetings. Ten of our eleven directors at the time of our 2023 annual meeting attended our annual meeting of stockholders in 2023.

Vote Required

Directors are elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Proxies cannot be voted for more than one person. Each nominee nominated by the Board to serve as Class I director must receive the most "For" votes (among votes properly cast online during the meeting or by proxy) of nominees for the vacancies in such director class in order to be elected. Shares represented by executed proxies will be voted, if authority to do so is not withheld, "For" the election of the nominees named below. Only votes "For" will affect the outcome.

The brief biographies below include information, as of the date of this Proxy Statement, regarding the specific and particular experience, qualifications, attributes or skills of each of our Class I, Class II and Class III directors.

	Class	Age	Position	Director Since**	Current Term Expires	Expiration of Term for which Nominated
Class I Nominees						
Roxanne Bowman[(1)]	I	57	Director	2019	2024	2027
Axel Harries	I	59	Director	2016	2024	2027
Mark Leschly[(1*)(3)]	I	55	Director	2009	2024	2027
Ekta Singh-Bushell[(2)]	I	52	Director	2022	2024	2027
Class II and Class III Continuing Directors						
Jeffrey Harris[(2*)]	II	68	Director	2018	2025	—
Susan Heystee[(2)]	II	62	Director	2021	2025	—
G. Richard Wagoner, Jr.[(2)]	II	71	Director	2017	2025	—
Rick Wilmer	III	62	President and Chief Executive Officer, Director	2023	2026	—
Elaine L. Chao	III	71	Director	2021	2026	—
Bruce Chizen[(1)(3)]	III	68	Chairman of the Board	2014	2026	—
Michael Linse[(3*)]	III	49	Director	2012	2026	—

_____
* Signifies Chair of the Committee
** Based on service on the boards of ChargePoint and Legacy ChargePoint
(1) Member of the Nominating and Corporate Governance Committee

(2)   Member of the Audit Committee
(3)   Member of the Compensation and Organizational Development Committee

CLASS I NOMINEES FOR ELECTION FOR A THREE-YEAR TERM EXPIRING AT THE 2027 ANNUAL MEETING

Roxanne Bowman has served as a member of ChargePoint's Board since February 26, 2021 and previously served as a director of Legacy ChargePoint since August 2019. Ms. Bowman has served as Operating Executive at NMS Capital, a private investment firm, since March 2019. From September 2013 to November 2018, Ms. Bowman served as Chief Executive Officer of PowerTeam Services, LLC, a gas and electric utility service provider. Ms. Bowman holds a B.S. in Electrical Engineering from Clemson University and an M.B.A. from the Pamplin College of Business at Virginia Polytechnic Institute and State University. We believe Ms. Bowman is qualified to serve as a member of our Board based on her wide-ranging experience in management, sales, marketing and strategic planning within the utilities industry.

Axel Harries has served as a member of ChargePoint's Board since February 26, 2021 and previously served as a director of Legacy ChargePoint since October 2016. Mr. Harries has served as Head of Global Customer Service and Parts for Mercedes-Benz AG, an automotive manufacturing and supply company, since May 2023. Prior to this, since June 1993, Mr. Harries held several roles at Mercedes-Benz AG, including Vice President of Product Management and Sales from June 2017 until May 2023, leading the Connected, Autonomous, Shared & Services and Electric Drive unit, which is responsible for all-electric vehicle architecture from July 2016 to June 2017, leading Quality Management of Mercedes-Benz Cars from July 2014 until July 2016 and Head of the G-Wagon Business Unit at Mercedes-Benz Cars from July 2008 until June 2014. Mr. Harries studied product engineering with finance and management accounting at Furtwangen University, Germany. We believe Mr. Harries is qualified to serve as a member of our Board based on his extensive management experience in the automotive industry and knowledge of Europe's auto charging market.

Mark Leschly has served as a member of ChargePoint's Board since February 26, 2021 and previously served as a director of Legacy ChargePoint since December 2009. Since July 1999, Mr. Leschly has served as a managing partner of Rho Capital Partners, Inc., an investment and venture capital management company. Since 2017, Mr. Leschly has been the chairman and chief executive officer of Universal Tennis, LLC, which is the developer of a software platform for tennis analytics and tournament management. Since 2014, Mr. Leschly has also been the owner and managing member of Iconica LLC, which primarily focuses on investments at the intersection of sports, media and technology. Mr. Leschly served as a director of NGM Biopharmaceuticals, Inc. from January 2008 to May 2022. Mr. Leschly holds an M.B.A. from Stanford Graduate School of Business and a B.A. from Harvard University. We believe Mr. Leschly is qualified to serve as a member of our Board based on his extensive experience in corporate finance and investing in energy companies.

Ekta Singh-Bushell has served as a member of ChargePoint's Board since April 2022. From May 2016 to June 2017, Ms. Singh-Bushell served as deputy to the first vice president, chief operating officer executive office, at the Federal Reserve Bank of New York. Prior to 2016, Ms. Singh-Bushell worked at Ernst & Young, serving in various roles including global IT Effectiveness leader, U.S. innovation & digital strategy leader, and chief information security officer. Ms. Singh-Bushell has served as a director for numerous public companies including, TTEC Holdings, Inc., since May 2017, Lesaka Technologies Inc., since October 2018, and Huron Consulting Group, since May 2019. Ms. Singh-Bushell previously served as director of Designer Brands, Inc. from September 2018 until May 2022. Ms. Singh-Bushell received her Master of Science in Electrical Engineering & Computer Science from the University of California, Berkeley and her undergraduate degree in engineering from the University of Poona, India. We believe that Ms. Singh-Bushell is qualified to serve as a member of our Board based on her operational experiences with finance, audit, technology and cybersecurity matters and her prior public company board service.

**THE BOARD UNANIMOUSLY RECOMMENDS
A VOTE "FOR" EACH OF THE NAMED NOMINEES IN CLASS I**

BOARD AND CORPORATE GOVERNANCE

Continuing Directors

In addition to the director nominees, ChargePoint has seven other directors who will continue in office after the Annual Meeting with terms expiring in 2025 and 2026. The following includes a brief biography of each director composing the remainder of the Board with terms expiring as shown, with each biography including information regarding the experiences, qualifications, attributes or skills that caused the Nominating and Corporate Governance Committee and the Board to determine that the applicable director should serve as a member of our Board.

Class II Directors Continuing in Office Until the 2025 Annual Meeting

Jeffrey Harris has served as a member of ChargePoint's Board since February 26, 2021 and previously served as a director of Legacy ChargePoint since December 2018. In 2012, Mr. Harris founded Global Reserve Group LLC, a financial advisory and investment firm focused primarily on the energy and technology industries. In addition, he has been a Venture Partner of Quantum Energy Partners, a private equity firm focused on the energy industry, since 2012. Previously, Mr. Harris was a managing director of Warburg Pincus LLC, a private equity firm, from 1983 until 2011. Mr. Harris served as a director of Knoll, Inc., until July 2021 and of InterPrivate II Acquisition Corp., until December 2022. Mr. Harris holds a B.S. in Economics from the Wharton School of the University of Pennsylvania and an M.B.A. from Harvard Business School. We believe Mr. Harris is qualified to serve as a member of our Board based on his extensive financial expertise and knowledge of the energy industry and clean technology.

Susan Heystee has served as a member of ChargePoint's Board since May 26, 2021. From January 2017 to June 2018, Ms. Heystee was Senior Vice President of Global Automotive Business at Verizon Connect, a fleet management solutions software company. Prior to Verizon Connect, Ms. Heystee served as Executive Vice President of Global Sales and OEM Business at Telogis, Inc., which was acquired by Verizon in July 2016, from February 2010 to December 2016. Ms. Heystee has served as a director of Ouster, Inc., since September 2018. Ms. Heystee holds Bachelor's degrees in mathematics and business from the University of Waterloo and has completed the Advanced Management Program at Harvard Business School. We believe that Ms. Heystee is qualified to serve as a member of our Board of Directors due to her extensive experience in the technology sector and knowledge of market driven strategies.

G. Richard Wagoner, Jr. has served as a member of ChargePoint's Board since February 26, 2021 and previously served as a director of Legacy ChargePoint since February 2017. From 1977 to 2009, Mr. Wagoner held numerous senior positions at General Motors Corporation, including Chairman and Chief Executive Officer from 2003 to 2009. Mr. Wagoner currently serves as a director of Invesco Ltd., since October 2013, and Graham Holdings Inc., since June 2010. Mr. Wagoner previously served as a director of Aleris Corporation from August 2010 until April 2020. Mr. Wagoner holds a bachelor's degree from Duke University and an M.B.A. from Harvard Business School. We believe Mr. Wagoner is qualified to serve as a member of our Board based on his extensive experience in the automobile industry, general management experience and public company board service.

Class III Directors Continuing in Office Until the 2026 Annual Meeting

Rick Wilmer has served as President and Chief Executive Officer and a member of the Board of Directors for ChargePoint since November 2023. Prior to November 2023, Mr. Wilmer served as Chief Operating Officer from December 2022 until November 2023 and as Chief Customer and Operations Officer after joining ChargePoint in July 2022. Prior to joining ChargePoint, Mr. Wilmer served as the Head of Chowbotics at DoorDash, Inc., a company that operates an online food ordering and food delivery platform, from February 2021 until July 2022. Previously, Mr. Wilmer served as Chief Executive Officer of Chowbotics, Inc., a manufacturer of a fresh food robot, from September 2019 until February 2021. Prior to Chowbotics, Inc., Mr. Wilmer served as Chief Executive Officer of Mojo Networks, a provider of cloud-managed wireless networking, from December 2014 until the acquisition of Mojo Network, Inc. by Arista Networks in August 2018, and following such acquisition, as the General Manager of Arista Networks, Inc.'s Wi-Fi business until September 2019. With more than 30 years of global technology, operations and customer support experience, Mr. Wilmer has global operations experience across North America, Europe and Asia and industry knowledge across multiple technology segments as well as overseas manufacturing and supply chain management. Mr. Wilmer holds a Bachelor of Science in Chemistry from the University of California, Berkeley. We believe Mr. Wilmer is qualified to serve as a member of our Board based on his wide-ranging experience in global operations and manufacturing, management, sales, customer support, executive leadership and strategic planning.

Elaine L. Chao has served as a member of the ChargePoint Board since November 2021. Ms. Chao served as the U.S. Secretary of Transportation from January 2017 to January 2021 and the U.S. Secretary of Labor from January 2001 to January 2009. Ms. Chao has served as a director for numerous public companies and currently serves as a director for The Kroger Co., since August 2021. Ms. Chao served as a director for Hyliion Holdings Corp from August 2021 to March 2023 and for Embark Technology, Inc. from March 2021 to August 2023. Ms. Chao holds a bachelor's degree in economics from Mount Holyoke College and a Master in Business Administration from the Harvard Business School. We believe that Ms. Chao is qualified to serve as a member of our Board based on her experiences in the public, private and nonprofit sectors, extensive public policy experience and her extensive public company board service.

Bruce Chizen has served as a member of ChargePoint's Board since February 26, 2021 and previously served as a director of Legacy ChargePoint since December 2014. Mr. Chizen is currently an independent consultant and has served as Senior Adviser to Permira Advisers LLP, a private equity fund, since July 2008, and as a Venture Partner at Voyager Capital, a venture capital firm, since August 2009 through May 2023. He has also served as an Operating Partner for Permira Growth Opportunities, a private equity fund since June 2018. From 1994 until 2008, Mr. Chizen served in a number of positions at Adobe Systems Incorporated, a provider of design, imaging and publishing software, including as its Chief Executive Officer from 2000 until 2007, President from 2000 until 2005, acting Chief Financial Officer from 2006 until 2007 and Strategic Advisor from 2007 until 2008. Mr. Chizen currently serves as a director of Synopsys, Inc. since April 2001, Oracle Corporation since July 2008, and Informatica Inc. since August 2015. Mr. Chizen holds a bachelor's degree from Brooklyn College, City University of New York. We believe Mr. Chizen is qualified to serve as a member of our Board based on his extensive executive leadership experience in digital media and software.

Michael Linse has served as a member of ChargePoint's Board since February 26, 2021 and previously served as a director of Legacy ChargePoint since April 2012. Mr. Linse has served as the Founder and Managing Director of Linse Capital LLC since October 2015, a growth equity firm investing in late-stage technology companies, and Levitate Capital, a venture capital firm, since March 2017. Prior to founding Linse Capital, Mr. Linse served as a partner at Kleiner Perkins Caufield & Byers ("KPCB") from 2008 until March 2016. Prior to joining KPCB, Mr. Linse worked at Goldman Sachs for over a decade, most recently as Managing Director of the alternative energy investing team. Mr. Linse currently serves as a director of Valens Semiconductor Ltd. Mr. Linse holds a B.A. in Economics from Harvard University and an M.B.A. from Harvard Business School. We believe Mr. Linse is qualified to serve as a member of our Board based on his extensive experience in corporate finance and investing in the alternative energy space.

Independence of the Board of Directors

As required under the New York Stock Exchange ("NYSE") listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the Board. The Board consults with the Company's counsel to ensure that the Board's determinations are consistent with relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of NYSE, as in effect from time to time.

Consistent with these considerations, after review of all relevant identified transactions or relationships between each director, or any of his or her family members, the Board has affirmatively determined that the following ten directors are independent directors within the meaning of the applicable NYSE listing standards: Mses. Bowman, Chao, Heystee and Singh-Bushell, and Messrs. Chizen, Harries, Harris, Leschly, Linse and Wagoner. In making this determination, the Board found that none of these directors or nominees for director had a material or other disqualifying relationship with the Company. Mr. Wilmer, our President and Chief Executive Officer, is not an independent director by virtue of his current employment with ChargePoint.

Family Relationships

There are no familial relationships among the ChargePoint directors and executive officers.

Board Leadership Structure

Our Corporate Governance Guidelines provide that our Board may separate or combine the roles of Chairman of the Board and Chief Executive Officer when and if it deems it advisable and in the best interests of the Company and its stockholders to do so. Currently, the roles are separated, with Rick Wilmer serving as President and Chief Executive Officer and Bruce Chizen serving as the independent Chairman of the Board. The Chairman of the Board presides over all executive sessions of the Board. While the Board does not have a policy requiring the separation of the positions of

Chairman and Chief Executive Officer, at this time, the Company believes that separating these positions aligns the Chairman role with our independent directors and further enhances the independence of our Board from management.

Role of the Board in Risk Oversight

The Board recognizes the importance of effective risk oversight in running a successful business and in fulfilling its fiduciary responsibilities to ChargePoint and its stockholders. While the executive team is responsible for the day-to-day management of risk, one of the Board's key functions is informed oversight of the Company's risk management process and regular review and discussion with members of management regarding potential and identified risks, and responses to significant threats or risk events. The Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through various Board standing committees that identify, categorize and address risks inherent in their respective areas of oversight. In particular, our Board is responsible for monitoring and assessing strategic risk exposure over the short-term, intermediate-term and long-term, including a determination of the nature and level of risk appropriate for the Company. Our Audit Committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Such risk oversight also includes reviewing the Company's cybersecurity and other information technology risks, controls and procedures, including the Company's plans to mitigate cybersecurity risks and to respond to data breaches. For more information, please refer to Part I, Item 1C, "Cybersecurity," in our 2024 Annual Report.

The Audit Committee also reviews with management when appropriate any significant regulatory and legal developments that may have a material impact on ChargePoint's financial statements, compliance programs and policies, and the effectiveness of ChargePoint's related disclosure controls and procedures. Our Nominating and Corporate Governance Committee monitors the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct. Our Compensation and Organizational Development Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Meetings of the Board

During our fiscal year ended January 31, 2024, our Board held thirteen meetings (including regularly scheduled and special meetings), and each director attended at least 75% of the aggregate of (i) the total number of meetings of our Board held during the period for which he or she has been a director and (ii) the total number of meetings held by all committees of our Board on which he or she served during the periods that he or she served.

Information Regarding Committees of the Board

ChargePoint's Board has established three committees: an Audit Committee; a Compensation and Organizational Development Committee; and a Nominating and Corporate Governance Committee. During the fiscal year ended January 31, 2024, the Audit Committee met ten times, the Compensation and Organizational Development Committee met ten times and the Nominating and Corporate Governance Committee met eight times.

Below is a description of each committee of the Board. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The Board has determined that each member of each committee meets the applicable NYSE rules and regulations regarding "independence" and each member is free of any relationship that would impair his or her individual exercise of independent judgment with regard to the Company.

Audit Committee

The Audit Committee is comprised of four directors: Mses. Heystee and Singh-Bushell and Messrs. Harris and Wagoner.

The composition of our Audit Committee meets the requirements for independence for audit committee members under the listing standards of the NYSE and the rules and regulations of the SEC. In determining that Mr. Harris is independent, our board of directors considered his role as partner of Quantum Energy Group, which beneficially holds approximately 8% of our outstanding stock, and the "safe harbor" of Rule 10A-3 under the Exchange Act, which provides that an audit committee member who may be deemed to beneficially own less than 10% of a company's voting stock is not considered an "affiliated person" of such company. Mr. Harris disclaims any beneficial ownership of the shares of our

common stock held by Quantum Energy Group. Each member of our Audit Committee also meets the financial literacy requirements of the listing standards of the NYSE. In addition, our Board has determined that Mr. Harris qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the NYSE.

The Audit Committee has direct responsibility for oversight of the following:

- evaluating the qualifications, independence and performance of the independent registered public accounting firm, including leading the review and selection of the lead audit engagement partner;

- overseeing and reviewing the integrity of the Company's accounting and financial reporting process and the audit of the Company's financial statements;

- overseeing the Company's compliance with legal and regulatory requirements;

- overseeing the design, implementation and performance of our internal audit function and risk assessment and risk management;

- reviewing the Company's cybersecurity and other information technology risks, controls and procedures at least annually, including the Company's plans to mitigate cybersecurity risks and to respond to data breaches and steps management has taken to monitor and control cybersecurity risk exposures;

- reviewing and discussing with management the adequacy and effectiveness of our disclosure controls and procedures;

- discussing with the Company's management and independent registered public accounting firm the annual audit plan and scope of audit activities, scope and timing of the annual audit of the Company's financial statements, and the results of the audit, quarterly reviews of our financial statements and, as appropriate, initiates inquiries into certain aspects of the Company's financial affairs;

- establishing and overseeing procedures for the receipt, retention and treatment of any complaints regarding accounting, internal accounting controls or auditing matters, as well as for the confidential and anonymous submissions by the Company's employees of concerns regarding questionable accounting or auditing matters; and

- reviewing and overseeing all related person transactions in accordance with the Company's policies and procedures.

The Audit Committee has sole authority to approve the hiring and discharging of the Company's independent registered public accounting firm, all audit engagement terms and fees and all permissible non-audit engagements with the independent auditor.

The Board has adopted a written Audit Committee charter that is available to stockholders on the Company's website at https://investors.chargepoint.com under "Governance."

Compensation and Organizational Development Committee

The Compensation and Organizational Development Committee is comprised of three directors: Messrs. Chizen, Leschly, and Linse.

The Compensation and Organizational Development Committee meets the requirements for independence for compensation committee members under the listing standards of the NYSE and the rules and regulations of the SEC. Each member of our Compensation and Organizational Development Committee is also a "non-employee director," as defined pursuant to Rule 16b-3 promulgated under the Exchange Act.

The Compensation and Organizational Development Committee assists the Board in discharging certain of the responsibilities with respect to compensating our executive officers, and the administration and review of the incentive plans for employees and other service providers, including our equity incentive plans, and certain other matters related to our compensation programs. The Compensation and Organizational Development Committee reviews, modifies and approves the overall compensation strategy and policies for the Company, including:

- reviewing annually and recommending to the Board for approval all compensation to be paid or awarded to the Chief Executive Officer. In consultation with the Chief Executive Officer, review annually and determine and approve all compensation to be paid or awarded to all other executive "officers," as defined in the rules promulgated under Section 16 of the Exchange Act, of the Company, in each case including any severance or change in control agreements, and special or supplemental benefits applicable to such executive officers,

        evaluating and approving the compensation plans and programs advisable for the Company, as well as evaluating and approving the modification or termination of existing plans and programs. The Chief Executive Officer may not be present during voting or deliberations on his or her compensation;

- establishing annually corporate performance goals and objectives relevant to compensation, in consultation with the Chief Executive Officer, for other executive officers, and evaluating annually, in consultation with the Chief Executive Officer, other executive officer performance against any corporate goals and objectives relevant to such officers' compensation;

- reviewing periodically and making recommendations to the Board with respect to adoption and approval of, or amendments to, the Company's equity incentive plans;

- overseeing the management of risks associated with the Company's compensation policies and programs, including to determine whether any such program encourages undue or inappropriate risk-taking by Company personnel that is reasonably likely to have a material adverse effect on the Company;

- reviewing and providing feedback on Company's recruitment strategies, diversity and inclusion initiatives, and talent development; and

- preparing the compensation committee report that the SEC requires to accompany the Compensation Discussion and Analysis contained in this Proxy Statement.

The Board has adopted a written Compensation and Organizational Development Committee charter that is available to stockholders on the Company's website at https://investors.chargepoint.com under "Governance."

Compensation and Organizational Development Committee Processes and Procedures

The Compensation and Organizational Development Committee plans to meet at least twice each year and may otherwise meet at such times and places as the committee determines. The agenda for each meeting is usually developed by the Chair of the Compensation and Organizational Development Committee, in consultation with the Chief Executive Officer, Chief Legal Officer, Chief People Officer or functional equivalent. The Compensation and Organizational Development Committee meets regularly in executive session. However, from time to time, various members of management and other employees as well as outside advisors or consultants may be invited by the Compensation and Organizational Development Committee to make presentations, provide financial or other background information or advice or otherwise participate in Compensation and Organizational Development Committee meetings. The Chief Executive Officer may not be present during voting or deliberations of the Compensation and Organizational Development Committee regarding his compensation.

The charter of the Compensation and Organizational Development Committee grants the committee full access to all books, records, facilities and personnel of the Company. In addition, the Compensation and Organizational Development Committee has the authority, in its sole discretion, to retain or obtain the advice of compensation consultants, independent legal counsel, or other advisors of its choosing, and the Company must provide for appropriate funding for payment of reasonable fees to any such advisor retained by the committee. The Compensation and Organizational Development Committee has direct responsibility for the appointment, compensation, termination and oversight of the work of any such advisors engaged for the purpose of advising the committee. Under the charter, the Compensation and Organizational Development Committee may select, or receive advice from, a compensation consultant, legal counsel or other adviser to the Compensation and Organizational Development Committee, other than in-house legal counsel and certain other types of advisers, only after taking into consideration the factors, prescribed by the SEC and NYSE, that bear upon the adviser's independence; however, there is no requirement that any adviser be independent.

In the Company's fiscal year 2024, the Compensation and Organizational Development Committee engaged Frederic W. Cook & Co., Inc. ("FW Cook"), a national compensation consulting firm, to advise the Compensation and Organizational Development Committee regarding the amount and types of compensation provided to our executive officers and non-employee directors. FW Cook does not provide any services to us other than the services provided to the Compensation and Organizational Development Committee. The Compensation and Organizational Development Committee assessed the independence of FW Cook pursuant to SEC and NYSE rules and concluded that no conflict of interest exists that would prevent FW Cook from independently representing the committee.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is comprised of three directors: Ms. Bowman and Messrs. Chizen and Leschly.

The composition of our Nominating and Corporate Governance Committee meets the requirements for independence under the listing standards of the NYSE and the rules and regulations of the SEC. The Nominating and Corporate Governance Committee is responsible for, among other things:

- identifying individuals qualified to become members of the Board and the Board's committees, consistent with criteria approved by the Board, including diversity of race, ethnicity, national origin, gender and sexual orientation;

- selecting, or recommending that the Board select, the director nominees for the next annual meeting of stockholders;

- developing, evaluating, and recommending to the Board a set of corporate governance guidelines applicable to the Company; and

- leading the periodic performance review of the Board, its committees and management; and any related matters required by the federal securities laws.

The Board has adopted a written Nominating and Corporate Governance Committee charter that is available to stockholders on the Company's website at https://investors.chargepoint.com under "Governance."

Considerations in Evaluating Director Nominees

The Nominating and Corporate Governance Committee believes that candidates for director should have certain minimum qualifications, including the ability to read and understand basic financial statements, and high personal integrity and ethics. The Nominating and Corporate Governance Committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of ChargePoint, having demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of our stockholders. Candidates for director nominees are reviewed in the context of the current composition of the Board, the operating requirements of the Company and the long-term interests of stockholders. In conducting this assessment, the Nominating and Corporate Governance Committee considers diversity (including race, ethnicity, national origin, gender and sexual orientation), age, skills, and such other factors as it deems appropriate given the current needs of the Board and the Company to maintain a balance of knowledge, experience and capability.

In the case of incumbent directors whose terms of office are set to expire, consistent with our Corporate Governance Guidelines and the Board's belief that directors should not have "unlimited tenure," the Nominating and Corporate Governance Committee reviews these directors' overall service to the Company during their terms, including the number of meetings attended, level of participation, quality of performance and any other relationships and transactions that might impair the directors' independence. In the case of new director candidates, the Nominating and Corporate Governance Committee also determines whether the nominee is independent for NYSE purposes, which determination is based upon applicable NYSE listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating and Corporate Governance Committee then uses its network of contacts to compile a list of potential candidates, including direct inquiry from the then appointed members of the Board, but may also engage, if it deems appropriate, a professional search firm. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Nominating and Corporate Governance Committee meets to discuss and consider the candidates' qualifications and then selects a nominee for recommendation to the Board by majority vote of those present at a meeting at which a quorum is present.

Stockholder Recommendations for Nominations to the Board

The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders. The Nominating and Corporate Governance Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether or not the candidate was recommended by a stockholder. However, the Nominating and Corporate Governance Committee has the power and authority to establish procedures for submission of director nominees to the Board, including stockholder nominees, as approved by the Board in the Company's policies and procedures for director candidates and to review and evaluate any stockholder nominees for director submitted in accordance with the Company's Bylaws and any candidates for the Board recommended by stockholders in accordance with the Company's policies and procedures for director candidates.

Subject to advance notice provisions contained in our Bylaws, a stockholder may propose the nomination of someone for election as a director at our annual meeting of stockholders by timely written notice to our Secretary. Stockholders who

wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board may do so by delivering a written notice to ChargePoint's Corporate Secretary at 240 East Hacienda Avenue Campbell, CA 95008 not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting. Stockholders may not nominate more candidates than are up for election. As discussed in the Company's Bylaws, the notice must set forth: (A) certain information as to each nominee such stockholder proposes to nominate at the meeting as set forth in the Company's Bylaws, including such person's written consent to being named in the Proxy Statement as a nominee and to serving as a director if elected, and (B) certain information as to, and certain representations and certifications from, the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is being made, as set forth in the Company's Bylaws. In accordance with our Bylaws and Rule 14a-19 of the Exchange Act, a nominating stockholder must also represent that he or she intends to solicit proxies in accordance with Rule 14a-19. Nominations will be disregarded if the nominating stockholder gives notice of its intent to solicit proxies using a universal proxy but subsequently fails to meet the requirements of Rule 14a-19 to file a Proxy Statement or solicit at least 67% of the shares entitled to vote.

Investor Outreach

During fiscal 2024, we conducted targeted investor outreach in advance of our 2023 Annual Meeting. We engaged with institutional investors representing, at the time, approximately 22% of our outstanding stock ownership. Our Chairman participated in our outreach efforts, along with a member of our senior management team and investor relations team. In addition to our investor outreach prior to our 2023 Annual Meeting, our senior management and investor relations team routinely engages with investors and analysts through our investor relation function at quarterly earnings calls, industry presentations, conferences and "roadshow" meetings.

Communicating with the Board

Stockholders and any interested party may communicate directly with the independent directors either by writing to the Board, a Board committee, or an individual director at the Company's principal executive offices at 240 East Hacienda Avenue, Campbell, CA 95008 or by emailing investors@chargepoint.com. Management receives all letters and emails sent and forwards proper communications to the Board, a Board committee, or an individual director, who facilitates an appropriate response. Management generally will not forward communications that are primarily solicitations for products or services, matters of a personal nature that are not relevant for stockholders, matters that are of a type that render them improper or irrelevant to the functioning of the Board, or requests for general information about the Company.

Compensation and Organizational Development Committee Interlocks and Insider Participation

None of the members of the Compensation and Organizational Development Committee has ever been a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of the Board or Compensation and Organizational Development Committee.

Environmental, Social and Governance Initiatives

In keeping with our values, we are committed to improving our management of Environmental, Social and Governance ("ESG") matters and their impact on our business. Since 2021 we have taken several steps to align our approach to ESG matters with the interests of our stakeholders, including our stockholders, such as the following:

Environmental

We believe the availability and use of the charging stations in our charging network reduces fossil fuel reliance by our customers. We measure the reduction in greenhouse gas ("GHG") emissions from our customers' use of the charging stations in our charging network. Since 2007 through January 31, 2024, we estimate we've powered over 9 billion electric miles driven which is:

- Equivalent to avoiding use of more than 360 million gallons of gasoline; and

- Equivalent to 1.9 million metric tons of GHG avoided because of avoiding such gasoline consumption.

We further believe in the merit of reducing GHG through measures aimed at reducing our energy consumption and carbon output, including the following efforts:

- We achieved LEED Certification (gold) at our headquarters in Campbell, CA which is a proven method for improving energy efficiency, reducing carbon emissions and creating healthier working environments.

- Recycling is a standard practice at all office locations as part of our International Organization for Standardization 14001 environmental management standard compliance practices.

- We maintain a re-use program for dated/obsolete charging station equipment. We refurbish returned charging units for sale as part of our return merchandise authorization program. For any charging station units that cannot be refurbished, we ensure that the materials are properly recycled.

Social

- Driven by our commitment to partner with responsible suppliers who share our values, we became a member of the Responsible Business Alliance in 2022, a leader in social, environmental and ethical industry standards, and adopted their form of Supplier Code of Conduct, detailing our requirements for compliance, business integrity, fair labor practices, health and safety, environmental protection, and other relevant protections.

- As part of our mission to cultivate a diverse and inclusive workforce that enables ChargePoint to recruit, promote, retain, and engage all people with the hopes of helping them maximize their careers and drive value for the organization and our customers. This included various efforts to create space and structure for cultural and diversity related celebrations surrounding Black History Month, Hispanic Heritage Awareness Month, Diwali, Women's History Month, etc.

- In an effort to help employees give back to their local communities, we hosted a virtual food drive in partnership with Second Harvest, a virtual giving tree in partnership with Family Giving Tree and various global giving opportunities through World Food Program, Global Giving, Giving Tuesday India, and Action for Children. We also promote various mental health offerings through Spring Health webinars and Well Springs on key stressors to help employees improve their mental health and build resiliency.

Governance

- In 2021 and 2022, we welcomed three new members of our Board, Elaine L. Chao, Susan Heystee and Ekta Singh-Bushell, improving the gender and ethnic diversity of our Board, an important objective outlined in our Corporate Governance Guidelines.

- In 2023, our Compensation and Organizational Committee adopted minimum stock ownership guidelines that require our executive officers to achieve and maintain minimum levels of ownership of our common stock to more closely align the interests of our key executives with the interests of our stockholders by maintaining a strong link between the Company's long-term success and the ultimate compensation of our key executives.

- In 2023, our Compensation and Organizational Committee adopted a non-discretionary "clawback" policy applicable to our executive officers and a discretionary "clawback" policy applicable to our senior vice presidents or non-executive members of executive staff, in each case, to recover or recoup incentive-based compensation erroneously received by such executive officer or senior vice president in connection with an accounting restatement due to the material noncompliance of ChargePoint with any financial reporting requirement under the federal securities laws.

For more information about our ESG initiatives, please see our Sustainability website at https://www.chargepoint.com/about/sustainability/. The inclusion of any website address in this Proxy Statement, including any website maintained by the Company, does not incorporate by reference the information on or accessible through the website into this Proxy Statement. You should not consider information contained on our website to be part of this Proxy Statement.

Code of Conduct

The Board has adopted a Code of Conduct. The Code of Conduct applies to all of our employees, officers and directors, as well as all of our contractors, consultants, suppliers and agents in connection with their work for the Company. The full text of the Code of Conduct is on our website at https://investors.chargepoint.com under "Governance." We intend to disclose future amendments to, or waivers of, the Code of Conduct, as and to the extent required by SEC regulations, at the same location on the website identified above or in public filings. Information contained on the website maintained by

the Company is not incorporated by reference into this Proxy Statement, and you should not consider information contained on or accessible through our website to be part of this Proxy Statement.

Corporate Governance Guidelines

The Board documented the governance practices followed by the Company by adopting Corporate Governance Guidelines, as amended, to assure that the Board will have the necessary authority and practices in place to review and evaluate the Company's business operations as needed and to make decisions that are independent of the Company's management. The guidelines are also intended to align the interests of directors and management with those of the Company's stockholders. The Corporate Governance Guidelines set forth the practices the Board intends to follow with respect to the role of the board and management, principal responsibilities and duties of the Board, Board structure and composition, Board procedures, and Board communication with Company stockholders. The Corporate Governance Guidelines, as well as the charters for each committee of the Board, may be viewed on the Company's website at https://investors.chargepoint.com under "Governance."

Transactions in the Company's Securities

Our Board has adopted an Insider Trading Policy, which applies to all of our directors, officers, employees and agents (such as consultants and independent contractors), as well as certain family members, economic dependents, and any other individuals or entities whose transactions in securities such individual influences, directs or controls. Under this policy, such individuals are prohibited from transacting in publicly-traded options, such as puts and calls, and other derivative securities with respect to the Company's securities, and such prohibition extends to any hedging or similar transaction designed to decrease the risks associated with holding Company securities. Stock options, restricted stock units, restricted stock, stock appreciation rights and other securities issued pursuant to the Company benefit plans or other compensatory arrangements with the Company are not subject to this prohibition. In addition, individuals subject to the Insider Trading Policy may not pledge Company securities as collateral for loans without the approval of a compliance officer as defined under the Policy.

Fiscal Year 2024 Director Compensation

Annual Retainer

Pursuant to our non-employee director compensation program, non-employee directors receive the following annual cash compensation paid quarterly in arrears, which did not change as compared to fiscal year 2023:

Board service	$	40,000
plus (as applicable):		
Board Chair	$	30,000
Audit Committee Chair	$	20,000
Compensation and Organizational Development Committee Chair	$	15,000
Nominating and Corporate Governance Committee Chair	$	8,000

The Company will reimburse non-employee directors for their reasonable out-of-pocket expenses incurred in connection with attending Board and committee meetings.

Equity Awards

Non-employee directors receive automatic grants of equity awards under our 2021 Equity Incentive Plan. Upon joining the Board, a new non-employee director will automatically be granted two restricted stock unit awards under the Company's 2021 Equity Incentive Plan. One restricted stock unit award will have a target value of $200,000 and will vest in three equal annual installments, subject to the non-employee director's continuing service, on each anniversary of the date of grant. The second restricted stock unit award will have a target value of (i) $185,000 multiplied by (ii) a fraction, the numerator of which is the number of months until the Company's next annual meeting of stockholders (based on the prior year's annual meeting date) and the denominator of which is twelve (12) and, subject to the non-employee director's continuing service, each such restricted stock unit award will vest in full on the date of the next regular annual meeting of the Company's stockholders held following the date of grant. In connection with each annual meeting of stockholders, each non-employee director who will continue to serve on our Board will receive a restricted stock unit award with an

approximate grant date value of $185,000. The number of restricted stock units subject to both the new director equity awards and the annual equity awards is determined by dividing the target equity value allocated to such award by the average closing price of the Company's Common Stock during the 20 trading days ending on (and including) the trading day prior to the date of grant, rounded down to the nearest whole share. The annual equity awards will vest in full on the earlier of the one-year anniversary of the date of grant or the date of the next annual meeting of stockholders subject to the director's continued service on the Board through such date. Both new director equity awards and annual equity awards will vest in full in the event of the death or permanent disability of such non-employee director or in the event of a change in control of ChargePoint while the non-employee director remains in service.

The following table sets forth information regarding the compensation of ChargePoint's non-employee directors during the fiscal year ended January 31, 2024.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Total ($)
Roxanne Bowman	40,000	187,459 (3)	227,459
Elaine L. Chao	40,000	187,459 (3)	227,459
Bruce Chizen	70,000	187,459 (3)	257,459
Axel Harries	40,000	187,459 (3)	227,459
Jeffrey Harris	60,000	187,459 (3)	247,459
Susan Heystee	40,000	187,459 (3)	227,459
Mark Leschly	48,000	187,459 (3)	235,459
Michael Linse	55,000	187,459 (3)	242,459
Ekta Singh-Bushell	40,000	187,459 (3)	227,459
G. Richard Wagoner, Jr.	40,000	187,459 (3)	227,459

(1) The amounts in this column represent the aggregate grant date fair value of stock awards granted to the non-employee director in the applicable fiscal year computed in accordance with FASB ASC Topic 718. See Note 10 of the notes to our consolidated financial statements included in our Annual Report on Form 10-K, as filed with the SEC on April 1, 2024, for a discussion of the assumptions made by ChargePoint in determining the grant date fair value of its equity awards.

(2) As of January 31, 2024, the following individuals who served as non-employee directors during the year had outstanding options or restricted stock units ("RSUs") with respect to the following number of shares: Bowman - 21,925 RSUs; Chao - 27,349 RSUs; Chizen - options to purchase 338,640 shares and 21,925 RSUs; Harries, Harris, Leschly and Linse - each 21,925 RSUs; Heystee - 25,952 RSUs; Singh-Bushell - 33,346 RSUs; and Wagoner - options to purchase 379,717 shares and 21,925 RSUs.

(3) Each non-employee director was granted an annual award of 21,925 RSUs which was equal to $185,000 divided by the average closing price of our commons stock for the twenty trading days preceding July 18, 2023, with a grant date fair value of $187,458.75. Subject to the non-employee director's continuing service, each such RSU award will vest in full on the earlier of the one-year anniversary of the date of grant or the date of the regular annual meeting of the Company's stockholders held in the year following the date of grant.

Stock Ownership Policy

In March 2023, we adopted stock ownership guidelines requiring that our non-employee directors achieve and maintain minimum levels of ownership of our common stock. The levels are based on multiples of each non-employee director's base cash retainer for Board service. The Compensation Committee, with input from management, recommended to our Board in March 2023 to adopt the Stock Ownership Policy and include it in our Corporate Governance Guidelines. Under our policy, our non-employee directors are required to hold at least three (3) times the value of the director's annual base cash retainer for Board service in our common stock. The non-employee directors are expected to achieve ownership of our common stock within five years of the date of such director's appointment or election to our Board, and such ownership is required to be maintained through such director's term of service. For more information about our Stock Ownership Policy see "Executive Compensation- Stock Ownership Policy."

PROPOSAL NO. 2
RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has selected PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending January 31, 2025, and has further directed that management submit the selection of its independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. PricewaterhouseCoopers LLP has served as the auditor of Legacy ChargePoint since 2016 and of the Company since 2021. Representatives of PricewaterhouseCoopers LLP are expected to be present during the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither the Company's Bylaws nor other governing documents or law require stockholder ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm. However, the Audit Committee of the Board is submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee of the Board will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee of the Board in its discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

Vote Required

The affirmative vote of the holders of a majority in voting power of the votes cast by the holders of all of the shares of stock present or represented at the meeting and voting affirmatively or negatively on such matter will be required to ratify the selection of PricewaterhouseCoopers LLP.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents aggregate fees billed to the Company for the fiscal years ended January 31, 2024 and 2023 by PricewaterhouseCoopers LLP. All fees described below were pre-approved by the Audit Committee.

	Fiscal Year Ended ($ Thousands)	
	2023	2024
Audit Fees[1]	3,703	3,905
Audit-related Fees[2]	240	—
Tax Fees[3]	129	310
All Other Fees[4]	9	2
Total Fees	4,081	4,217

(1) "Audit Fees" consist of fees for professional services rendered in connection with the audit of our annual consolidated financial statements, including audited financial statements as filed with the SEC on April 1, 2024, review of our quarterly financial statements to be presented in our quarterly report on Form 10-Q and services that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory filings or engagements for those fiscal years.
(2) "Audit-related Fees" consist of fees related to audit and assurance procedures not otherwise included in Audit Fees, which in fiscal year 2023 includes fees for services provided in connection with the preparations and submissions of registration statements.
(3) "Tax Fees" consist of tax return preparation, international and domestic tax studies, consulting and planning.
(4) "All Other Fees" consist of the cost of a subscription to an accounting research tool.

Pre-Approval Policies and Procedures

Pursuant to its charter, the Audit Committee may pre-approve audit and permissible non-audit and tax services provided to the Company by the independent auditors, except where pre-approval is not required because such non-audit services are de minimis under the rules of the SEC, in which case subsequent approval may be obtained. The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to pre-approve audit and permissible non-audit services, provided such preapproval decision is presented to the full Audit Committee at its scheduled meetings.

**THE AUDIT COMMITTEE AND THE BOARD OF DIRECTORS RECOMMENDS
A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF
PRICEWATERHOUSECOOPERS LLP**

PROPOSAL NO. 3
ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, and Section 14A of the Exchange Act, our stockholders are entitled to vote to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with SEC rules.

This proposal, commonly known as a "Say-on-Pay" proposal, gives our stockholders the opportunity to express their views on our named executive officers' compensation as a whole. This vote is not intended to address any specific item of compensation or any specific named executive officer, but rather the overall compensation of all of our named executive officers and the philosophy, policies and practices described in this Proxy Statement. The compensation of our named executive officers is disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related narrative disclosure contained in this Proxy Statement. As discussed in these disclosures, we believe that our compensation policies and decisions are based on principles that reflect a "pay-for-performance" philosophy and are strongly aligned with our stockholders' interests and consistent with current market practices. Compensation of our named executive officers is designed to enable us to attract and retain talented and experienced executives to lead us successfully in a competitive environment.

Accordingly, our Board is asking our stockholders to indicate their support for the compensation of our named executive officers, as described in this Proxy Statement, by casting a non-binding advisory vote "FOR" the following resolution:

"RESOLVED, that the stockholders of ChargePoint Holdings, Inc. (the "Company") approve, on an advisory basis, the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Securities and Exchange Commission Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables, narrative disclosures, and other related disclosure."

Vote Required

The affirmative vote of the holders of a majority in voting power of the votes cast by the holders of all of the shares of stock present or represented at the meeting and voting affirmatively or negatively on such matter will be required to approve, on an advisory basis, the compensation of our named executive officers.

Because the vote is advisory, it is not binding on us, our Compensation and Organizational Development Committee or our Board. Nevertheless, the views expressed by the stockholders, whether through this vote or otherwise, are important to management and our Board and, accordingly, the Board and the Compensation and Organizational Development Committee intend to consider the results of this vote in making determinations in the future regarding executive compensation arrangements.

THE BOARD RECOMMENDS A VOTE "FOR"
THE APPROVAL, ON AN ADVISORY BASIS, OF THE
COMPENSATION OF THE NAMED EXECUTIVE OFFICERS.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS[1]

The Audit Committee serves as the representative of our Board with respect to its oversight of:

- our accounting and financial reporting processes and the audit of our financial statements;

- the integrity of our financial statements, including our internal controls and disclosure controls and procedures;

- our compliance with legal and regulatory requirements;

- overseeing and reviewing our policies for risk assessment and risk management, including cybersecurity risk, and assessing the steps management has taken to control these risks; and

- the independent registered public accounting firm's appointment, qualifications and independence.

The Audit Committee also reviews the performance of our independent registered public accounting firm, PricewaterhouseCoopers LLP, in the annual audit of our financial statements and in assignments unrelated to the audit, and reviews the independent registered public accounting firm's fees. The Audit Committee has adopted a policy that requires advance approval of all audit, permissible non-audit and tax services performed by our independent registered public accounting firm. The policy provides for pre-approval by the Audit Committee of all audit, permissible non-audit and tax services. Unless the specific service has been previously pre-approved with respect to that fiscal year, the Audit Committee (or designated members of the Audit Committee, provided such pre-approval decision is presented to the full Audit Committee at its scheduled meetings) must approve the specific service before the independent registered public accounting firm is engaged to perform such services for us.

The Audit Committee is currently composed of four non-employee directors. Our Board has determined that each current member of the Audit Committee is independent under NYSE and SEC rules, and that Mr. Harris qualifies as an "audit committee financial expert" under the SEC rules.

The Audit Committee provides our Board with such information and materials as it may deem necessary to make our Board aware of financial matters requiring its attention. The Audit Committee reviews our financial disclosures and meets privately, outside the presence of our management, with our independent registered public accounting firm. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements in for the fiscal year ended January 31, 2024 included in our Annual Report on Form 10-K with management, including a discussion of the quality and substance of the accounting principles, the reasonableness of significant judgments made in connection with the audited financial statements, and the clarity of disclosures in the financial statements. The Audit Committee reports on these meetings to our Board.

The Audit Committee has reviewed and discussed the audited financial statements for the fiscal year ended January 31, 2024, with management of the Company. The Audit Committee has discussed with the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. The Audit Committee has also received the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the PCAOB regarding the independent accountants' communications with the Audit Committee concerning independence, and has discussed with PricewaterhouseCoopers LLP the accounting firm's independence.

Based on the foregoing, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K, as filed with the SEC on April 1, 2024, for the fiscal year ended January 31, 2024 for filing with the SEC.

Jeffrey Harris (Chair)
Susan Heystee
Ekta Singh-Bushell
G. Richard Wagoner, Jr.

---

[1] *The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, except to the extent that we specifically incorporate this information by reference.*

EXECUTIVE OFFICERS

The following table, other than as noted, sets forth certain information with respect to our current executive officers. Biographical information for our President, Chief Executive Officer and Director Mr. Wilmer is included above with the Director biographies under the caption "Class III Directors Continuing in Office Until the 2026 Annual Meeting."

Name	Age	Position(s)
Rick Wilmer	62	President, Chief Executive Officer and Director
Mansi Khetani	49	Interim Chief Financial Officer
Rebecca Chavez	46	Chief Legal Officer and Corporate Secretary
Jagdeep Singh	54	Chief Customer Experience Officer[1]

_____

(1)   Mr. Singh was appointed Chief Customer Experience Officer and an executive officer of ChargePoint, effective as of March 1, 2024.

Executive Officers

Mansi Khetani. Ms. Khetani has served as the Company's Interim Chief Financial Officer since November 2023. Previously she served as the Senior Vice President, Financial Planning and Analysis from April 2023 to November 2023, and as Vice President, Financial Planning and Analysis from December 2018 to April 2023. Prior to joining ChargePoint, Ms. Khetani served as Senior Director, Financial Planning and Analysis at Gainsight, Inc., a customer success software company, from May 2017 until December 2018. Ms. Khetani received her M.B.A. with a specialization in Financial Management from S. P. Jain Institute of Management and Research and is a Chartered Accountant (India). Ms. Khetani received her Bachelor's degree in Commerce and Economics, from the University of Mumbai.

Rebecca Chavez. Ms. Chavez has served as ChargePoint's Chief Legal Officer and Corporate Secretary since March 2024. Previously she served as the General Counsel and Corporate Secretary from February 2021 to February 2024. Prior to ChargePoint, Ms. Chavez served in various legal leadership roles at Palo Alto Networks, Inc., a global cybersecurity company, including serving as the Vice President, Deputy General Counsel, Corporate, Securities and M&A, from November 2018 to February 2021, Associate General Counsel and Senior Director, Corporate and Securities, from November 2016 to November 2018 and Director, Corporate and Securities, from August 2015 to November 2016. Prior to joining Palo Alto Networks, Inc., she served as Associate General Counsel, Finance & Governance at Levi Strauss & Co., an American clothing company, from April 2013 to July 2015. Ms. Chavez began her legal career working at Morrison & Foerster LLP followed by Sidley Austin LLP. Ms. Chavez holds a B.A. in Latin American Studies and M.A. in Education from Stanford University and a J.D. from the University of California, Davis School of Law.

Jagdeep Singh. Mr. Singh has served as the Company's Chief Customer Experience Officer since March 2024. From October 2022 to February 2024, he served as the Company's Senior Vice President Customer Services. Prior to joining ChargePoint, Mr. Singh served as Senior Vice President and General Manager of Global Customer Services at Hewlett Packard Enterprise, a global information technology company, from May 2015 to October 2022 where he oversaw Global Support, Professional Services, Managed Services, and Customer Success. Mr. Singh received a Masters in Business Administration from Santa Clara University and a Master of Science in Computer Science and Bachelor of Science in Electrical Engineering from California State University, Chico.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes the material elements of our executive compensation program for our named executive officers during our fiscal year ended January 31, 2024 ("fiscal 2024"), provides an overview of our executive compensation philosophy and objectives, and discusses how and why the Compensation and Organizational Development Committee (the "Compensation Committee") of our Board arrived at the specific compensation decisions for our named executive officers for our fiscal 2024. During our fiscal 2024, our named executive officers were:

- Rick Wilmer, our President and Chief Executive Officer;

- Mansi Khetani, our Interim Chief Financial Officer;

- Rebecca Chavez, our Chief Legal Officer and Corporate Secretary;

- Michael Hughes, our former Chief Commercial and Revenue Officer;

- Pasquale Romano, our former President and Chief Executive Officer;

- Rex Jackson, our former Chief Financial Officer; and

- William Loewenthal, our former Chief Product Officer.

During fiscal 2024, ChargePoint experienced the following changes to its senior executive leadership. Mr. Romano resigned from his position as our President and Chief Executive Officer, at the request of our Board, effective as of November 16, 2023, and provided transition services through May 16, 2024. Mr. Jackson was terminated as our Chief Financial Officer, effective as of November 16, 2023, and provided transition services through January 1, 2024, and Mr. Loewenthal resigned his position as Chief Product Officer, at the request of Mr. Romano, effective as of September 15, 2023, and provided transition services through January 31, 2024. Further, following the end of fiscal 2024, Mr. Hughes resigned from his position as Chief Commercial and Revenue Officer, effective as of February 29, 2024, and provided transition services through May 1, 2024. For more information related to our executive leadership transitions, see the section "Executive Compensation - Executive Leadership Transitions" set forth below.

Executive Summary

Who We Are

For more than a decade, ChargePoint has been singularly focused on enabling the movement of all people and goods on electricity. Today, we are facilitating mass electric vehicle (EV) adoption with one of the largest charging networks in the world, a strong leadership position in North America and a growing presence in Europe. We are a market leader in electric vehicle fueling and have helped pioneer networked fueling, offering one of the industry's most comprehensive portfolios of hardware, software and services for commercial, fleet and residential customers. Businesses, fleets and drivers turn to the ChargePoint team for EV charging education, resources and technology as they look to participate in the electrification of transportation.

Compensation Philosophy and Objectives

We believe that to be successful we must hire and retain talented leadership. We recognize that there is significant competition for qualified executives within our industry, especially in California where our headquarters are located, and it can be particularly challenging for companies to recruit executive officers of the caliber necessary to achieve our short-term and long-term objectives. Accordingly, our executive compensation programs are intended to attract and retain this leadership team in a highly competitive talent market and to motivate them to achieve our business objectives. We believe our leadership team possesses the skillset necessary to support our near-term objectives and create long-term value for our stockholders, grow our business and assist in the achievement of our strategic goals.

Our named executive officer compensation program focuses on total compensation composed of a mix of cash and equity compensation, including performance-based equity, which we believe attracts, motivates and retains our leadership team.

Fiscal 2024 Executive Compensation Highlights

In fiscal 2024, we continued to implement aspects of our executive compensation programs established during our fiscal year ended January 31, 2023 ("fiscal 2023"), including:

- **Equity awards to certain of the named executive officers granted in fiscal 2023 reflected a two-year front-load of equity compensation for fiscal 2023 and fiscal 2024.** The fiscal 2023 equity awards provided to our then-serving executive officers were intended to constitute equity compensation for fiscal 2024 as well as fiscal 2023. The design of the fiscal 2023 equity awards reflected two years of equity incentive compensation and includes an additional fifth year of vesting for retentive purposes in light of the front-loaded nature of the grant. As a result of the design of the fiscal 2023 RSU and PRSU awards, we did not grant regular annual equity awards to our named executive officers who also participated in our fiscal 2023 equity awards during fiscal 2024, other than in the event of a substantial change in role, responsibilities or promotion for such executive officer, as described in more detail below. Further, a portion of the fiscal 2023 equity awards were structured to provide the named executive officers with stock price appreciation objectives, as described below, as well as to provide for significant employment retention incentives following our transition to a publicly traded company.

- **Our equity compensation program includes performance-based restricted stock units**. Beginning in fiscal 2023, we awarded equity in the form of time-based restricted stock units ("RSUs") and performance-based restricted stock units ("PRSUs"), with each then-serving named executive officer provided 50% of the aggregate target value of their equity awards in the form of RSUs and 50% of such value in the form of PRSUs. RSU and PRSU awards granted to each then-serving named executive officer in fiscal 2023 were intended to comprise the entirety of the equity-based compensation for such executive officer for both fiscal 2023 and fiscal 2024. The PRSUs granted in fiscal 2023 required stock price appreciation objectives to be achieved within five years of the date of grant of such awards and are designed with a progressive earnout schedule so that a higher percentage of the total award is earned when the highest stock price goals are achieved.

- **A substantial portion of the total compensation awarded to our executive officers in fiscal 2024 was comprised of "performance-based" compensation components.** As described more completely below under "Executive Compensation – Equity Compensation" the PRSUs granted to our executive officers in fiscal 2023 and fiscal 2024 will not vest, and will be forfeited, in the event the PRSUs fail to meet the designated performance-based objectives. Our fiscal 2023 and fiscal 2024 PRSU awards are viewed as an integral part of our executive compensation program and comprise a primary "performance-based" portion of our named executive officer's total compensation. As of January 31, 2024, no portion of the fiscal 2023 or fiscal 2024 PRSUs had vested. In addition, our executive 2024 annual performance-based bonus opportunities (the "2024 Bonus Program") are subject to meeting financial performance objectives that are designed to be aligned with our long-term strategy. In fiscal 2024, no bonus awards were paid pursuant to our 2024 Bonus Program because the Company did not achieve the minimum performance goals. These 2024 Bonus Program performance goals were tied to achievement of our annual financial performance objectives, which were set at levels designed to be aggressive but achievable with significant effort, as further detailed below under "Executive Compensation - 2024 Bonus Program." For more information about the "performance-based" portion of the total compensation awarded to our executive officers in fiscal 2024, see the section "Executive Compensation – Equity Compensation" set forth below.

Advisory Vote on Executive Compensation

At our 2023 Annual Meeting of Stockholders, our stockholders approved, on an advisory basis, the compensation of our named executive officers as disclosed in our 2023 Proxy Statement. The Compensation Committee reviewed and considered the level of support for the 2023 "say-on-pay" vote (approximately 81% of total votes cast with respect to the advisory proposal). Given the vote result, the Compensation Committee determined not to adjust our executive compensation policies or program as a result of the vote. Our Compensation Committee will continue to monitor and evaluate our executive compensation program, considering our stockholders' views and our evolving business needs. Our Board and our Compensation Committee value the opinions of our stockholders, and we believe that it is important for our stockholders to have an opportunity to vote on this proposal annually, which is consistent with the frequency preferred by our stockholders who voted on the "say-on-pay" frequency proposal at our 2022 Annual Meeting.

Executive Compensation Policies and Practices

We endeavor to design and implement our executive compensation policies and practices in accordance with sound governance standards. The Compensation Committee meets regularly throughout the year to review our executive compensation program to evaluate whether it is consistent with our short-term and long-term goals given the dynamic nature of our business and the markets in which we compete for executive talent. Our executive compensation practices include the following, each of which the Compensation Committee believes reinforces our executive compensation objectives:

- Independent Compensation Committee—The Compensation Committee is comprised solely of independent directors.

- Independent Compensation Committee Consultant—The Compensation Committee engaged its own compensation consultant to assist with its fiscal 2024 compensation reviews and determinations. This consultant performed no other consulting or other services for us during fiscal 2024.

- Annual Executive Compensation Review—The Compensation Committee conducts an annual review and approval of our compensation practices and strategy.

- Establishing Peer Compensation Group—The Compensation Committee utilizes a compensation peer group for comparative compensation purposes, which is evaluated on an ongoing basis with the assistance of the Compensation Committee's independent compensation consultant. During fiscal 2024, the Compensation Committee utilized two peer compensation groups. The fiscal 2024 peer compensation group was originally set in fiscal 2023 for fiscal 2024 decisions, though the peer group was revised materially near the end of fiscal 2024 to support changes to executive leadership and to reflect the decline in our stock price and market cap that occurred during fiscal year 2024, as described more completely in the section "Executive Compensation - Executive Leadership Transitions" below.

- Executive Compensation Policies and Practices—Our compensation philosophy and related corporate governance policies and practices are complemented by several specific compensation practices that are designed to align our executive compensation with long-term stockholder interests, including the following:

  - Multiple Performance Metrics: We use more than one performance metric for our 2024 Bonus Program which is linked to our financial objectives, with bonuses under the 2024 Bonus Program to be determined entirely based on formulaic results rather than our prior practice of also incorporating a qualitative factor. Our 2024 Bonus Program required that a minimum threshold of each performance metric must be achieved to fund any portion of the 2024 Bonus Program.

  - "At Risk" Long-Term Performance-Based Equity Incentives: A substantial portion of our named executive officers' equity incentive awards for fiscal 2024 were PRSUs granted in fiscal 2023, with vesting tied to an increased trading price of our common stock and time-based vesting.

  - No Special Health or Welfare Benefits: Our named executive officers participate in broad-based company-sponsored health and welfare benefit programs on the same basis as our other full-time, salaried employees.

  - No Post-Employment Tax Reimbursements: We do not provide any tax reimbursement payments (including "gross-ups") on any severance or change in control payments or benefits.

  - "Double-Trigger" Change in Control Arrangements: All change in control payments and benefits for our current executive officers are based on a "double-trigger" arrangement (that is, they require both a change in control *plus* a qualifying termination of employment before payments and benefits are paid).

  - Stock Ownership Guidelines: We maintain a guideline that our executive officers achieve and maintain minimum levels of ownership of our common stock.

  - Adoption of Clawback Policies: In fiscal 2024, we adopted a non-discretionary "clawback" policy applicable to our executive officers and a discretionary "clawback" policy applicable to our senior vice presidents or non-executive members of executive staff, in each case, to recover or recoup incentive-based compensation erroneously received by such executive officer or senior vice president in connection with an accounting restatement due to the material noncompliance of ChargePoint with any financial reporting requirement under the federal securities laws.

Compensation Governance and the Compensation-Setting Process

Role of Our Compensation Committee and Board

The Compensation Committee is responsible for the oversight of our executive compensation programs, with our Board determining the compensation of our Chief Executive Officer based on recommendations from the Compensation Committee. In setting the compensation of our other executive officers, the Compensation Committee takes into account our Chief Executive Officer's review of each executive officer's performance and his recommendations with respect to their compensation. The Compensation Committee's responsibilities regarding executive compensation are further described in the "Corporate Governance" section of this Proxy Statement.

Roles of Our Executive Officers

In discharging its responsibilities, the Compensation Committee works with members of management, including our Chief Executive Officer. As the leader of the executive team, our Chief Executive Officer provides recommendations to the Compensation Committee regarding the compensation of the other named executive officers. Other members of management support the Compensation Committee's work by providing data, information and their perspective on the tax and human resource implications of our compensation programs. No named executive officer participates directly in final decisions regarding his or her compensation.

Role of Compensation Consultant

In fiscal 2024, the Compensation Committee engaged FW Cook, a national compensation consulting firm. FW Cook assisted the Compensation Committee in developing multiple compensation peer groups, conducting a review of the compensation of our executive officers and review of our severance and change of control benefits, as well as support on other ad hoc matters through the year, such as our executive leadership transitions described below in the section "Executive Compensation - Executive Leadership Transitions." In fiscal 2024, the Compensation Committee assessed the independence of FW Cook and determined that no conflict existed that would prevent FW Cook from independently representing the Compensation Committee.

Competitive Data

Our Board and Compensation Committee believe that competitive compensation data provides useful context in making compensation decisions even though our Board and Compensation Committee do not make decisions based solely on competitive compensation data. The Compensation Committee regularly reviews market compensation levels to determine whether total compensation for our executives remains competitive and adjusts when deemed appropriate. Prior to fiscal 2023, the Compensation Committee assessed the competitive market based on survey data. However, beginning in fiscal 2023, the Compensation Committee adopted a peer group of companies to evaluate the competitive market.

As part of its annual compensation review for fiscal 2024, the Compensation Committee, working with FW Cook, established criteria for the Compensation Committee to consider peer group companies for evaluating the competitiveness of the Company's executive compensation program. The criteria generally excluded companies that recently went public either through an initial public offering or by means of a transaction similar to the Business Combination because the data available and the structure of those companies' compensation programs was viewed as too underdeveloped to use as a metric for our fiscal 2024 compensation decisions. The criteria included U.S.-based companies with market capitalizations between $4.5 billion and $20 billion, with a focus on companies in the electrical, software, automotive and technology related fields. The analysis included a review of the relevant peer group companies' trailing last twelve-month revenue, market capitalization, number of worldwide employees and annualized total stockholder return.

The peer companies used by the Compensation Committee for pay comparisons and for evaluating relative performance leading to approval of fiscal 2024 executive compensation are shown below (the "Peer Data"). The Peer Data was updated from the group of peer companies used with respect to fiscal 2023 executive compensation decisions in order to better reflect our updated market capitalization and the relative market capitalization of the members of the Peer Data. The changes included removing Anaplan, Inc., Enphase Energy, Inc., Sunnova Energy International, Inc. and Zscaler, Inc. due to differences in market capitalization, and primary geographic location or labor market. Those companies were replaced with additional companies chosen for industry overlap, similar market capitalization and projected growth valuation. The companies added to the Peer Data for fiscal 2024 include Bloom Energy Corporation, Fastly, Inc., Lyft, Inc., New Relic, Inc., Teradata Corporation and Vontier Corporation. The median annual revenue of the fiscal 2024 peer group at the time it was approved was approximately $856 million and the average market capitalization of the peer group at the time it was approved was approximately $6.1 billion.

Fiscal 2024 Peer Group

Alteryx, Inc.	Lyft, Inc.	Sunrun Inc.
AppFolio, Inc.	New Relic, Inc.	Teradata Corporation
Bloom Energy Corporation	Novanta Inc.	Universal Display Corporation
Cognex Corporation	Plug Power Inc.	Vicor Corporation
Fastly, Inc.	Power Integrations, Inc.	Vontier Corporation
Five9, Inc.		

In November 2023, the Peer Data was changed in connection with executive leadership transitions in order to better reflect our updated market capitalization and the relative market capitalization of the members of the Peer Data. See the section "Executive Compensation – Executive Leadership Transitions" set forth below for more information about changes to our Peer Data in connection with our executive leadership transitions.

Compensation Setting Process

In the annual assessment of our executive compensation program, our Board and Compensation Committee consider a number of factors to determine compensation levels and design. Our Board and Compensation Committee adopts a holistic review of the Company's executive compensation program and did not use a single method or measure in making compensation decisions, nor did it adopt a policy for allocating between different compensation elements. In making fiscal 2024 compensation decisions, our Board and Compensation Committee considered the following factors:

- The experience and skills of each named executive officer;

- The scope of each named executive officer's role;

- The fiscal 2023 equity awards granted to our ongoing named executive officers that were intended to reflect equity compensation during fiscal 2023 and fiscal 2024;

- The size and vesting schedules of existing equity holdings of each named executive officer;

- A subjective assessment of the performance of each named executive officer;

- The Company's overall performance;

- Overall compensation parity among the named executive officers;

- An analysis of competitive market conditions and the Peer Data described above; and

- The recommendations of our then-serving Chief Executive Officer in the case of named executive officers other than himself.

Compensation decisions are informed by a variety of factors and the importance of each factor can vary from year to year.

Compensation Elements

The annual compensation of our named executive officers consists of three principal elements: base salary; annual bonus opportunities; and long-term incentives in the form of equity awards. The RSU and PRSU awards issued to our then-serving named executive officers in fiscal 2023 were designed to cover two years of equity award compensation applicable to fiscal years 2023 and 2024 and included an extended vesting schedule of five years. The structure of the awards and the vesting schedule is designed as though the RSU and PRSU awards were granted on an annual schedule over two consecutive years. The purpose of such a design was to properly incentivize our named executive officers to maintain a strong ownership mentality, to enhance immediate employment retention and to increase the potential compensation reward from equity holdings without granting more equity compensation than otherwise would have been awarded over the two years.

As a result of the design of the fiscal 2023 RSU and PRSU awards we did not grant additional equity awards to our named executive officers during fiscal 2024, other than in the event of a substantial change in roles, responsibilities or promotion of such executive officer. We granted RSUs and PRSUs to Mr. Wilmer in connection with his promotion to our President and Chief Executive Officer. In addition, we granted RSUs to Ms. Khetani, our Interim Chief Financial Officer, in May 2023, prior to her appointment as an executive officer. We also granted RSUs to Ms. Khetani and Ms. Chavez, our Chief Legal Officer and Corporate Secretary, in connection with their assumption of additional duties in December 2023.

Further, we granted additional RSUs and PRSUs to Ms. Chavez, who did not serve as a named executive officer in fiscal 2023, in connection with our fiscal 2024 overall compensation review in order to balance her total compensation with that of our other executive officers at the time. See the section "Executive Compensation - Equity Compensation" and "Executive Compensation - Executive Leadership Transitions" for additional information about these equity grants.

The design of our executive compensation program is influenced by a variety of factors. We do not have a specific policy on the percentage allocation between short-term and long-term compensation elements. We also do not target specific percentiles and consider both Peer Data and internal relationships, contributions, experience, performance and roles when making named executive officer compensation decisions. While the pay mix may vary from year to year, the ultimate goal is to achieve our compensation objectives as described above.

Base Salary

Base salaries are designed to provide a stable source of income for our named executive officers and reflect differences in roles, degree of difficulty to replace, experience and performance. In general, the initial base salary of each of our named executive officers is established through arms-length negotiations at the time the officer is hired, considering the competitive market as well as the compensation received by the executive's prior employer and predecessor within the Company. Thereafter base salaries are reviewed annually or in connection with any promotion or substantial change in duties. During our fiscal 2024 review of salary compensation for our executive officers, our Compensation Committee implemented salary adjustments after considering the Peer Data. In addition, the salaries for Mses. Chavez and Khetani, as well as for Mr. Wilmer, were further adjusted in November and December 2023 in connection with their assumption of additional duties and promotions during fiscal 2024, as more fully described below.

The base annual salaries of our named executive officers during fiscal 2024 were as follows:

Named Executive Officer	Fiscal 2023 Base Salary($)	Fiscal 2024 Base Salary ($)
Rick Wilmer[1]	475,000	625,000
Mansi Khetani[2][3]	N/A	425,000
Rebecca Chavez[2][4]	N/A	430,000
Michael Hughes	430,000	450,000
Pasquale Romano	575,000	600,000
Rex Jackson[5]	430,000	450,000
William Loewenthal[2]	N/A	400,000

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(1) Mr. Wilmer's base annual salary was increased to $500,000 in connection with our fiscal 2024 compensation review and his base annual salary was further increased to $625,000 in November 2023, in connection with his promotion as our Chief Executive Officer.

(2) Mses. Khetani and Chavez and Mr. Loewenthal were not named executive officers during fiscal year 2023.

(3) Ms. Khetani's base annual salary was $328,507 as of February 1, 2023, and was increased to $361,357 during our annual merit cycle review prior to her appointment as our Interim Chief Financial Officer. Her base annual salary was increased to $425,000 in connection with her appointment as our Interim Chief Financial Officer in November 2023.

(4) Ms. Chavez's base annual salary was $375,000 as of February 1, 2023, and was increased to $400,000 during our annual merit cycle review. Her base annual salary was increased to $430,000 in connection with the assumption of additional duties in December 2023.

(5) Mr. Jackson ceased to serve as our Chief Financial Officer, effective as of November 16, 2023, and separated from service effective, as of January 1, 2024.

2024 Bonus Program

Our 2024 Bonus Program was designed to incentivize achievement of key annual financial performance objectives. Each of our named executive officers has a target bonus expressed as a percentage of the officer's base salary. These target bonus opportunities are typically reviewed annually. During our fiscal 2024 update of annual incentive compensation for our executive officers, our Compensation Committee implemented a target bonus adjustment for Mr. Romano after considering the Peer Data. In addition, the target bonuses for Mr. Wilmer and Ms. Chavez, were further adjusted in November and December 2023 in connection with their assumption of additional duties and promotions during fiscal 2024, as more fully described below.

The resulting fiscal 2024 target bonus opportunities for our named executive officers were:

Named Executive Officer	Fiscal 2023 Target Bonus Opportunity (as a percentage of base salary)	Fiscal 2024 Target Bonus Opportunity (as a percentage of base salary)
Rick Wilmer[1]	75%	100%
Mansi Khetani[2]	N/A	40%
Rebecca Chavez[2][3]	N/A	60%
Michael Hughes	75%	75%
Pasquale Romano	100%	110%
Rex Jackson[4]	75%	75%
William Loewenthal[2][4]	N/A	75%

_____

(1) Mr. Wilmer served as our Chief Operating Officer until November 2023 with a target bonus opportunity of 75% of his base annual salary. Mr. Wilmer's target bonus opportunity was increased to 100% of his base annual salary in November 2023 in connection with his appointment as our Chief Executive Officer.

(2) Mses. Khetani and Chavez and Mr. Loewenthal were not named executive officers during fiscal year 2023.

(3) Ms. Chavez's initial target bonus opportunity during fiscal 2024 was 50% of her base annual salary and was increased to 60% of her base annual salary in connection with the assumption of additional duties in December 2023.

(4) Mr. Jackson ceased to serve as our Chief Financial Officer, effective as of November 16, 2023, and separated from service, effective as of January 1, 2024, and accordingly was not eligible to receive a payment under the 2024 Bonus Program. Mr. Loewenthal ceased to serve as our Chief Product Officer, effective as of September 15, 2023, and separated from service effective as of January 31, 2024, and was accordingly not eligible to receive a payment under the 2024 Bonus Program.

The Compensation Committee selected annual revenue and adjusted EBITDA as the performance metrics for our 2024 Bonus Program. These metrics were selected to balance top-line growth with a profitability measure to support growth in a disciplined manner with an objective to achieve future positive cash flow within our publicly-stated objectives. Revenue represents the Company's total revenue measured in accordance with generally accepted accounting principles (GAAP). The Compensation Committee believes annual revenue is the best measure of overall sales performance for the Company and closely aligns with our stockholders' expectations for our growth. For purposes of the 2024 Bonus Program, adjusted EBITDA is defined as our net loss excluding stock-based compensation expense, amortization expense of acquired intangible assets, professional services fees associated with acquisitions, non-recurring restructuring costs and non-cash charges related to the change in fair value of assumed common stock warrant liabilities, and further adjusted for provision of income taxes, depreciation, interest income and expense and other income and expense (net). The Compensation Committee believes adjusted EBITDA balances the growth and expansion of ChargePoint with its announced positive cash flow and profitability objectives.

Each performance metric of the 2024 Bonus Program was weighted 50% and in order for our named executive officers to earn any bonus, we had to achieve at least 90% of the annual revenue target and 95% of the adjusted EBITDA target. The payout under the 2024 Bonus Program could be increased to 150% of target in the event the management team achieved up to 110% of the annual revenue target and 120% of the adjusted EBITDA target or could be decreased to 1% of target in the event we achieved the minimum thresholds for annual revenue and adjusted EBITDA. With respect to each performance metric, the target bonus percentage was adjusted using linear interpolation for achievement of final performance metrics between the minimum and maximum performance goals. We consider these specific target performance goals to be confidential commercial and financial information, the disclosure of which could result in competitive harm to us. The goals were designed to be challenging but achievable with strong execution against our operating plan. Under the design of the 2024 Bonus Program, any bonus awards that may have been earned would be settled in shares of our common stock in order to further align the interests of participants with our stockholders.

For fiscal 2024, our Compensation Committee determined that annual bonuses should be determined entirely on formulaic, financial results rather than the Company's prior practice of including a potential qualitative factor adjustment equal to any percentage within the range of plus or minus (+/-) 50% based on the Compensation Committee's qualitative assessment of the Company's performance relative to the revenue and adjusted EBITDA goals, in addition to special or significant achievements with respect to employees, customers, partners and stockholders. The Compensation Committee approved this change in order to better align the purpose of properly incentivizing the management team with the goal of achieving no less than the minimum target financial performance metrics.

We did not achieve the minimum thresholds for the revenue and adjusted EBITDA targets resulting in an aggregate 2024 Bonus Program payout of 0%. As a result of the below threshold performance, none of our named executive officers were eligible for a bonus payment with respect to fiscal 2024.

Equity Compensation

Equity awards are an important part of our executive compensation strategy as we believe they help align our named executive officers' long-term incentives with those of our stockholders and provide longer term retention incentives. Prior to the Business Combination, we used stock options as our primary form of equity compensation. Following completion of the Business Combination in fiscal 2022, we introduced RSUs as our primary equity compensation award. In general, we grant RSUs in connection with the hire and promotion of a named executive officer and in connection with retention purposes aligned with our annual review process. In fiscal 2023, we introduced PRSUs for the purpose of more completely aligning our overall executive compensation objectives with specific and measurable stockholder total return goals tied to increasing our common stock price. As a result, in fiscal 2023, our total equity compensation strategy was 50% time-based RSUs and 50% PRSUs.

The RSU and PRSU awards issued to our then-named named executive officers in fiscal 2023 were designed to cover two years of equity award compensation applicable to fiscal years 2023 and 2024 and included an extended vesting schedule of five years. The structure of the awards and the vesting schedule was designed as though the RSU and PRSU awards were granted on an annual schedule over two consecutive years. The purpose of such a design was to properly incentivize our named executive officers to maintain an ownership mentality, to align with stock price growth, to enhance immediate employment retention, and to increase the potential compensation reward from equity holdings without granting more equity compensation than otherwise would have been awarded over the two years. As a result of the design of the fiscal 2023 RSU and PRSUs, we did not grant additional equity awards to our named executive officers during fiscal 2024, other than in the event of a substantial change in roles, responsibilities or promotion of such executive officer, as described below.

RSU Grants

In fiscal 2023, our then-serving named executive officers received RSU awards intended to be "at-risk" equity compensation for our named executive officers for fiscal 2023 and fiscal 2024, with the size of these RSU awards determined after a review of each officer's role, responsibilities and performance, each officer's existing equity position, our overall compensation and retention objectives and the Peer Data. Other than with respect to Ms. Chavez, the RSU awards granted in fiscal 2024 to our named executive officers set forth below were granted in connection with a substantial change in roles, responsibilities a promotion or granted while such individual was not an executive officer. Ms. Chavez was granted an RSU award in March 2023, to further align her total compensation with the compensation granted to our other named executive officers and was granted an RSU award in December 2023 in recognition of her assumption of additional responsibilities in connection with the fiscal 2024 leadership transitions and in recognition of her support of those transitions. The grant date fair value of these fiscal 2024 RSU awards are included in the "Stock Awards" column of our Fiscal Year 2024 Summary Compensation Table:

Name	Grant Date Value of RSUs ($)
Rick Wilmer[1]	1,616,000
Mansi Khetani[2]	1,385,063
Rebecca Chavez[3][4]	1,069,986
Michael Hughes	—
Pasquale Romano	—
Rex Jackson	—
William Loewenthal	—

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(1) Mr. Wilmer was granted an RSU award in connection with his promotion to our Chief Executive Officer in November 2023. The RSUs are subject to a service-based vesting requirement, which will be satisfied quarterly over a four-year period with respect to 1/16th of the shares underlying the RSU, commencing on December 20, 2023, and thereafter vesting on March 20, June 20, September 20 and December 20, provided that Mr. Wilmer remains in continuous service on each such vesting date.

(2) Ms. Khetani was granted two separate RSU awards in fiscal 2024. RSUs with a grant date value of $1,112,363 were granted to Ms. Khetani in May 2023, before she was appointed as an executive officer, and are subject to a service-based vesting requirement, which will be satisfied quarterly over a four-year period with respect to 1/16th of the shares underlying the RSU, commencing on May 20, 2023, and thereafter vesting on March 20, June 20, September 20 and December 20, provided that Ms. Khetani remains in continuous service on each such vesting date. RSUs with a grant date value of $272,700 were granted to Ms. Khetani in connection with her appointment as our Interim Chief Financial Officer and are subject to a service-based vesting requirement, which will be satisfied over a one-year period quarterly with respect to 1/4th of the shares underlying the RSU (on March 20, June 20, September 20 and December 20 of 2024), provided that Ms. Khetani remains in continuous service on each such vesting date.

(3) Ms. Chavez was granted an RSU award in March 2023 with a grant date value of $463,986, in order to align her total compensation with that of our other executive officers and in recognition of her expanded role and responsibilities, and are subject to a service-based vesting requirement, which will be satisfied quarterly over a four-year period with respect to 1/16th of the shares underlying the RSU, commencing on March 20, 2023,

and thereafter vesting on March 20, June 20, September 20 and December 20, provided that Ms. Chavez remains in continuous service on each such vesting date. This award was viewed as an extension of the fiscal 2023 RSU award granted to the other named executive officers and was granted with the same vesting schedule as the fiscal 2023 RSU awards.

(4)   Ms. Chavez was granted an RSU award in December 2023 with a grant date value of $606,000 in connection with her assumption of additional responsibilities related to our executive leadership transitions, and in recognition of her expanded role and responsibilities, and which are subject to a service-based vesting requirement, which will be satisfied over a two-year period with 50% of the shares vesting on December 20, 2024, and with 1/8th of the shares vesting quarterly thereafter on March 20, June 20, September 20 and December 20, provided that Ms. Chavez remains in continuous service on each such vesting date.

PRSU Grants

In fiscal 2023, we introduced PRSUs as an element of our executive compensation program, with our then-serving named executive officers receiving PRSU awards as 50% of their target annual equity grant. The size of these awards was determined in fiscal 2023 after a review of each officer's role, responsibilities and performance, each officer's existing equity position, our overall compensation and performance-based objectives and the peer data we used in fiscal 2023. The PRSUs were intended to comprise "at-risk" equity compensation for our named executive officers for fiscal 2023 and fiscal 2024. Vesting of the PRSUs is dependent upon the satisfaction of both performance- and service-based conditions. The performance-based condition is achieved if the closing price of our common stock is greater than or equal to the applicable stock price appreciation target for at least 20 consecutive trading days at any time during the five-year performance period for the PRSU awards, ending on the fifth anniversary of the date of grant.

The fiscal 2023 PRSUs are also subject to service-based vesting conditions prior to and following achievement of the market condition, with vesting occurring quarterly over five-years from the date of grant. PRSUs that satisfy the achievement of service-based conditions but have not satisfied performance-based conditions are not vested and not released. Conversely, in the event any performance-based condition is satisfied with respect to the PRSUs, any portions of the PRSU awards that have satisfied the service-based conditions will be deemed fully vested and will be released. The purpose of including a service-based vesting condition to the performance-based stock performance requirement is designed to encourage the ongoing retention of a high performing management team in the event performance-based performance goals are achieved. PRSUs that do not satisfy the performance-based stock price conditions are not eligible to vest and will be forfeited five years after the date of grant. Once the performance-based condition for an applicable tranche has been achieved, the PRSUs service-based vesting dates are each March 20th, June 20th, September 20th and December 20th. As of January 31, 2024, none of the performance-based conditions had been satisfied and therefore no portion of the fiscal 2023 PRSUs had vested.

Ms. Chavez was granted a PRSU award under the fiscal 2023 PRSU design in March 2023 to further align her total compensation with the compensation granted to our other named executive officers. In December 2023, Mr. Wilmer was granted a PRSU award in connection with his promotion to the role of Chief Executive Officer. The fiscal 2024 PRSU award granted to Mr. Wilmer reflected the same general design of the fiscal 2023 PRSU awards but with updated stock price triggers to reflect the Company's lower stock price since the fiscal 2023 awards were granted, a longer performance period for achievement of stock price appreciation targets and a four-year service-based vesting period. Mr. Wilmer's fiscal 2024 PRSU award is described in greater detail in the section "Executive Compensation - Executive Leadership Transition" below.

The grant date fair value of these fiscal 2024 PRSU awards are included in the "Stock Awards" column of our Fiscal Year 2024 Summary Compensation Table:

Name	Grant Date Value of PRSUs ($)
Rick Wilmer[1]	1,359,552
Mansi Khetani	—
Rebecca Chavez[2]	499,993
Michael Hughes	—
Pasquale Romano	—
Rex Jackson	—
William Loewenthal	—

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(1)   Mr. Wilmer was granted an additional PRSU award in fiscal 2024 in connection with his promotion to our Chief Executive Officer with stock price triggers different from the fiscal 2023 PRSUs. The fiscal 2024 PRSU award granted to Mr. Wilmer is described more completely in the section "Executive Compensation - Executive Leadership Transition" below.

(2)   Ms. Chavez was granted a PRSU award in March 2023 in order to align her total compensation with that of our other executive officers. The service-based conditions applicable to 1/16th of the PRSUs subject to each tranche will be satisfied if Ms. Chavez remains in continuous service from the date of the grant until each PRSU vesting date occurring after March 20, 2023, or, if later, until the first PRSU vesting date after the

applicable stock price appreciation target is achieved. There are three stock appreciation targets applicable to the PRSUs, the achievement of which will cause the performance-based condition to be satisfied with respect to the following percentage of each award (i) $17 per share/25% of the total PRSUs, (ii) $22 per share/35% of the total PRSUs; and (iii) $30 per share/40% of the total PRSUs. The PRSUs service-based vesting dates are each March 20th, June 20th, September 20th and December 20th. This award was viewed as an extension of the fiscal 2023 PRSU award granted to the other named executive officers and was granted with the same vesting schedule as the fiscal 2023 PRSU awards.

Executive Leadership Transitions

We experienced a number of changes in our senior leadership during fiscal 2024. The following summarizes the compensation decisions associated with these leadership changes. In determining the compensation arrangements for Mr. Wilmer, as well as Ms. Khetani and Ms. Chavez, the Compensation Committee considered market data, market practices for similar management transitions, and the input of our independent compensation consultant, FW Cook. The Compensation Committee further took into consideration modifications to the Peer Data that was used for executive compensation decisions earlier in fiscal 2024 during our annual focal review. In November 2023, the Peer Data set was changed to better reflect our updated market capitalization and the relative market capitalization of the members of the Peer Data. The changes included removing AppFolio, Inc., Cognex Corporation, Five9, Inc., Lyft, Inc., New Relic, Inc., Novanta Inc., Plug Power Inc., Power Integrations, Inc., Teradata Corporation, Universal Display Corporation and Vontier Corporation due to differences in market capitalization, revenue and adjusted EBITDA. Those companies were replaced with additional companies chosen for industry overlap, more similar market capitalization, and revenue growth over the prior twelve months. The companies added to the year-end fiscal 2024 Peer Data for the compensation decisions tied to our executive leadership transitions included Ameresco, Inc., Arlo Technologies, Inc., Array Technologies, Inc., Aspen Aerogels, Inc., Clean Energy Fuels Corp., Evgo, Inc., FuelCell Energy, Inc., PagerDuty, Inc., Stem, Inc., Sunnova Energy International, Inc. and SunPower Corporation.

The year-end fiscal 2024 Peer Data used in connection with compensation decisions tied to our executive leadership transitions is set forth below.

Year-End Fiscal 2024 Peer Group

Alteryx, Inc.	Clean Energy Fuels Corp.	Stem, Inc.
Ameresco, Inc.	Evgo, Inc.	Sunnova Energy International, Inc.
Arlo Technologies, Inc.	Fastly, Inc.	SunPower Corporation
Array Technologies, Inc.	FuelCell Energy, Inc.	Sunrun Inc.
Aspen Aerogels, Inc.	PagerDuty, Inc.	Vicor Corporation
Bloom Energy Corporation		

Executive Leadership Transition Compensation

In connection with Mr. Wilmer's appointment as our President and Chief Executive Officer, Mr. Wilmer entered into a new offer letter with ChargePoint pursuant to which his base annual salary was increased to $625,000, his target fiscal 2024 executive bonus percentage was increased to 100% of his annual base salary and he entered into a new Severance and Change in Control Agreement (the "Wilmer CIC Agreement") which will terminate on December 31, 2026, and which superseded the severance provisions in Mr. Wilmer's prior severance and change in control agreement. The compensation adjustments made for Mr. Wilmer's salary, target fiscal 2024 executive bonus percentage and RSU and PRSU equity awards granted in December 2023, and discussed more completely below, each have a value, respectively, below the median for chief executive officers as compared to the year-end fiscal 2024 Peer Data. The Wilmer CIC Agreement is described in more detail in the section "Executive Compensation – Severance and Change in Control Protection."

We also granted additional RSUs and PRSUs to Mr. Wilmer in December 2023, in connection with his appointment as our President and Chief Executive Officer. The size of these award was determined by the Compensation Committee in light of Mr. Wilmer's role, responsibilities and performance, our overall compensation and performance-based objectives, changes to our market capitalization since the time the fiscal 2023 PRSUs were granted to our named executive officers and data from the year-end fiscal 2024 Peer Data shown above. The RSU award had a grant date value equal to $1,616,000 and will vest in equal quarterly installments for four years from the date of grant. The PRSU award (the "CEO PRSUs") had a grant date value equal to $1,359,552 and the vesting of the CEO PRSUs is dependent upon the satisfaction of both performance- and service-based conditions. The performance-based condition is achieved if the closing price of our common stock is greater than or equal to the applicable stock price appreciation target for at least 90 consecutive trading days at any time during the five-year performance period for the CEO PRSUs, ending on the fifth anniversary of the date of grant. The measurement period for the performance-based condition was extended to 90 consecutive days, as compared to 20 consecutive days for the fiscal 2023 PRSU awards, after considering stockholder feedback received during our fiscal 2024 corporate investor outreach efforts. The CEO PRSUs were granted with the intention of incentivizing successively

more difficult stock price appreciation targets with the first target representing a nearly 250% increase as compared to ChargePoint's closing stock price of $2.02 per share on the date of grant of the CEO PRSUs. There are four stock price appreciation targets applicable to the CEO PRSUs, each of which will cause the performance-based condition to be satisfied with respect to twenty-five percent of the CEO PRSUs (each of which we refer to as a tranche):

- $5.00 per share;
- $7.50 per share;
- $10.00 per share; and
- $12.50 per share.

The CEO PRSUs are also subject to service-based vesting conditions prior to and following achievement of the performance-based condition, with quarterly vesting over four-years after the date of grant. The portion of the CEO PRSUs that are subject to a stock price appreciation target will vest as of the applicable vesting date to the extent that such stock price appreciation target has been achieved as of such vesting date, otherwise they will remain outstanding and eligible to vest on the next scheduled vesting date, subject to the achievement of the stock price appreciation target. The portion of the CEO PRSUs that do not satisfy the performance-based stock price conditions as of the five-year anniversary of the date of grant will be forfeited. The service-based vesting condition is included to encourage the retention of a high performing executive in the event performance-based performance goals are achieved. The CEO PRSUs service-based vesting dates are each March 20th, June 20th, September 20th and December 20th. As of January 31, 2024, no portion of the CEO PRSUs had vested.

We entered into an addendum to Ms. Khetani's offer letter (the "Khetani Addendum") in connection with her appointment as our Interim Chief Financial Officer pursuant to which she received an increase in her base annual salary to $425,000. In addition, Ms. Khetani received a RSU award with a grant date value equal $272,700 (the "Khetani RSUs"). The Khetani RSUs will vest in equal quarterly installments over one year from the date of grant, provided, however, the Khetani RSUs will be subject to full accelerated vesting in the event Ms. Khetani is terminated without Cause (as defined in the Khetani Addendum).

In connection with our executive leadership transitions, Ms. Chavez assumed additional responsibilities related to our human resources and people team. As a result, Ms. Chavez's base annual salary was increased to $430,000, and her target fiscal 2024 executive bonus percentage was increased to 60% of her annual base salary. In addition, Ms. Chavez received an RSU award with a grant date value equal to $606,000 which will vest over a two-year period, with 50% of the shares vesting on December 20, 2024, and 1/8th of the shares vesting quarterly thereafter on March 20, June 20, September 20 and December 20, provided that Ms. Chavez remains in continuous service on each such vesting date.

The RSU and PRSU awards granted to Mr. Wilmer and Mses. Khetani and Chavez in connection with our executive leadership transitions are included in our "Fiscal 2024 Grants Of Plan-Based Awards Table" below.

Health and Welfare Benefits

Our named executive officers are eligible to participate in the same employee benefit plans, and on the same terms and conditions, as all other full-time, salaried employees. In the U.S. these benefits include medical, dental, and vision insurance, an employee assistance program, health and dependent care flexible spending accounts, health savings account, basic life insurance, accidental death and dismemberment insurance, short-term and long-term disability insurance and commuter benefits.

We design our employee benefits programs to be affordable and competitive in relation to the market. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices and the competitive market. In structuring these benefit programs, we seek to provide an aggregate level of benefits that are comparable to those provided by similar companies.

Retirement Benefits

We maintain a 401(k) retirement plan for our employees, including our named executive officers. Currently, we do not provide company matching contributions to participants in the Section 401(k) plan.

We do not provide pension arrangements for our named executive officers or other employees, nor do we provide any nonqualified defined contribution or other deferred compensation plans to any of our employees.

Perquisites and other Personal Benefits

Currently, we do not view perquisites or other personal benefits as a significant component of our executive compensation program. Accordingly in fiscal 2024, we provided limited perquisites to Messrs. Romano and Hughes. We

provided each with spouse travel and expenses to an annual vacation award for top sales performers.

In the future, we may provide perquisites or other personal benefits if our Compensation Committee deems it appropriate, for example if helpful in recruiting an individual or to assist an individual in the performance of his or her duties, particularly for roles that are outside the United States where certain perquisites are more common.

Employment Arrangements

We have entered into employment offer letters with each of our named executive officers setting forth the initial terms of the officer's employment. Offer letters with our U.S. named executive officers provide that the officer's employment will be "at will" and may be terminated at any time.

Severance and Change in Control Protection

Fiscal 2024 Severance and Change In Control Agreements

In connection with becoming a publicly-traded company, we entered into severance and change in control agreements with each of our named executive officers after the consummation of the Business Combination (the "Original CIC Agreements"). We also entered into the same form of severance and change in control agreement with each new executive officer that joined us. The Original CIC Agreements provided for cash severance in connection with qualifying terminations of employment before and after a change in control and for equity acceleration in the event of qualifying terminations of employment in connection with a change in control. The Original CIC Agreements had three-year terms beginning on the consummation of the Business Combination and expired on March 1, 2024. The term of the Original CIC Agreement allowed our Compensation Committee to reassess the terms and conditions periodically. For an estimate of the potential payments and benefits payable under the Original CIC Agreements for our eligible named executive officers as of January 31, 2024, see the section "Fiscal 2024 Potential Payments Upon Termination or Change in Control" below.

Wilmer CIC Agreement

In connection with Mr. Wilmer's appointment as our President and Chief Executive Officer in November 2023, we entered into the Wilmer CIC Agreement. The terms of the Wilmer CIC Agreement were determined after considering the input of FW Cook and metrics from the Peer Data. Pursuant to the Wilmer CIC Agreement, if Mr. Wilmer's employment with ChargePoint ends due to a Termination without Cause or a Resignation for Good Reason (each as defined in the Wilmer CIC Agreement and each an "Involuntary Termination"), Mr. Wilmer is eligible to receive a lump sum payment equal to the sum of Mr. Wilmer's then current annual base salary and twelve months of COBRA premiums.

If an Involuntary Termination occurs within three months prior to, or within twelve months after, a Change in Control (as defined in the Wilmer CIC Agreement), then the cash severance payment Mr. Wilmer is eligible to receive is increased to the sum of (i) one and half times (1.5x) the sum of Mr. Wilmer's annual base salary and target annual bonus and (ii) eighteen months of COBRA premiums. Further, 100% of Mr. Wilmer's time-based equity awards outstanding at the time of Mr. Wilmer's Involuntary Termination will vest in full and any outstanding performance-based equity awards will vest at the greater of the target level of achievement or based on actual performance, other than any equity awards excluded from acceleration at the time of grant as provided in such equity award agreement. As a condition to the receipt of severance benefits, Mr. Wilmer must execute a release of claims, resign from all positions with ChargePoint and return all company property. The Wilmer CIC Agreement will terminate automatically on December 31, 2026. For an estimate of the potential payments and benefits payable under the Wilmer CIC Agreement as of January 31, 2024, see the section "Fiscal 2024 Potential Payments Upon Termination or Change in Control" below.

Fiscal 2025 Severance and Change in Control Programs

As noted above, our Original CIC Agreements expired by their terms on March 1, 2024. In February 2024, after considering the input of FW Cook and metrics from the Peer Data, our Compensation Committee adopted the ChargePoint Holdings, Inc. Executive Severance Plan (the "Fiscal 2025 Severance Plan"). Ms. Chavez participates in the Fiscal 2025 Severance Plan and Ms. Khetani participates in a severance plan made generally available to our senior vice presidents and vice presidents. Mr. Wilmer does not participate in the Fiscal 2025 Severance Plan as his severance benefits are governed by the Wilmer CIC Agreement. The primary purpose of the change in control benefits in the Fiscal 2025 Severance Plan is to keep our named executive officers focused in the event we are presented with a corporate transaction that is viewed to be in the best interests of our stockholders, regardless of whether such a transaction may result in their own job loss. We also believe it is necessary to offer these protections in order to offer competitive compensation packages and promote retention of our executive officers.

In the event a participating executive officer is terminated for any reason, the executive officer will be eligible to receive any earned but unpaid salary, unpaid expense reimbursements in accordance with ChargePoint's policy, accrued but unused vacation or leave entitlement, and any vested benefits the executive may have under any employee benefit plan. Further, in the event the executive's employment with ChargePoint is terminated due to death or Disability (as defined in the Fiscal 2025 Severance Plan) then any unvested time-based equity awards will be 100% vested upon such termination of employment, and any performance-based equity awards will be treated as set forth in the applicable award agreement.

The Fiscal 2025 Severance Plan provides that if a participating named executive officer's employment is terminated by ChargePoint other than for Cause, death or Disability or if the officer resigns for Good Reason (each as defined in the Fiscal 2025 Severance Plan, and each a "Qualified Termination Event"), the officer is eligible to receive a lump sum payment equal to six months of the officer's then current base salary and COBRA premiums. Under the Fiscal 2025 Severance Plan, if a Qualified Termination Event occurs on the date of, or within one-year after, a Change in Control (as defined in the Fiscal 2025 Severance Plan, and such termination a "CIC Qualified Termination Event"), then the cash severance payment Ms. Chavez is eligible to receive is increased to the sum of (i) 100% of her annual base salary and target annual bonus and (ii) twelve months of COBRA premiums and her time-based equity awards outstanding at the time her employment terminates will vest and any outstanding performance-based equity awards will vest at the greater of the target level of achievement or based on actual performance, other than any outstanding equity awards that specifically provide for treatment in a Change in Control, in which case the provisions of the equity award will prevail. As a condition to the receipt of severance benefits under the Fiscal 2025 Severance Plan, the participant must execute a release of claims, resign from all positions with ChargePoint and return all company property.

Fiscal 2024 Transition and Separation Agreements

As noted above, during fiscal 2024 ChargePoint made significant changes to its senior leadership. Mr. Romano resigned from his position as our President and Chief Executive Officer, at the request of our Board, effective as of November 16, 2023, and provided transition services through May 16, 2024. Mr. Jackson was terminated as our Chief Financial Officer, effective as of November 16, 2023, and provided transition services through January 1, 2024. Mr. Loewenthal resigned his position as Chief Product Officer, effective as of September 15, 2023, at the request of our then current Chief Executive Officer, Mr. Romano, and provided transition services through January 31, 2024. Further, following the end of fiscal 2024, Mr. Hughes resigned from his position as Chief Commercial and Revenue Officer, effective as of February 29, 2024, and provided transition services through May 1, 2024.

In connection with Mr. Romano's separation from ChargePoint, he entered into a Transition and Separation Agreement and General Release (the "Romano Separation Agreement") pursuant to which Mr. Romano provided ChargePoint with six months of transition services, during which time Mr. Romano received his existing salary, health and welfare benefits and continued vesting of his outstanding equity awards. Pursuant to the Romano Separation Agreement and in accordance with the terms of Mr. Romano's existing Severance and Change in Control Agreement, after the end of the transition period and in connection with entering into a final general release of claims, Mr. Romano received a lump sum cash severance payment equal to six months of Mr. Romano's current salary and a cash payment equal to six months of the employer portion of Mr. Romano's monthly COBRA premiums. Mr. Romano also received a $200,000 transition bonus payable in cash which was conditioned upon the successful transition of his duties and his assistance during the transition period. In addition, the post-termination exercise period applicable to any of Mr. Romano's then-outstanding Company stock options were extended to end on the earlier of (i) January 16, 2025, and (ii) the original expiration date of such options. In approving the Romano Separation Agreement, the Compensation Committee considered the need for Mr. Romano to provide successful transition services to our new Chief Executive Officer, Mr. Wilmer, particularly considering Mr. Romano's prior tenure with ChargePoint and the benefit to ChargePoint and its stockholders of obtaining a release of claims in favor of the Company.

In connection with their separation from ChargePoint, Messrs. Jackson, Hughes and Loewenthal each entered into a Transition and Separation Agreement and General Release (the "Executive Separation Agreements"), pursuant to which they provided transition services ending on January 1, 2024, May 1, 2024, and January 31, 2024, respectively. During the applicable transition period, each executive was eligible to receive his existing salary, health and welfare benefits and continued vesting of his outstanding equity awards, although Messrs. Jackson and Loewenthal were not eligible for any payment under our 2024 Bonus Program as each separated on or before January 31, 2024. Pursuant to the Executive Separation Agreements, after the end of the applicable transition period and in connection with entering into a final general release of claims, Messrs. Jackson, Hughes and Loewenthal each received a lump sum cash severance payment equal to six months (four months for Mr. Loewenthal) of his current salary and a cash payment equal to six months (four months for Mr. Loewenthal) of the employer portion of his monthly COBRA premiums. In approving the Executive Separation Agreements, the Compensation Committee considered the need for the continued services of each during a specified

transition period and the benefits to ChargePoint and its stockholders of obtaining a release of claims in favor of the Company.

Death and Disability Benefits for Equity Awards

In fiscal 2024, our Compensation Committee considered competitive market practices with respect to accelerated vesting benefits under our equity incentive awards in connection with the termination of employment of our employees due to death or total and permanent disability. As the result of such consideration, our Compensation Committee determined to amend all our outstanding employee equity award agreements and all future equity awards, including options, RSUs and PRSUs, to provide that in the event of a participant's termination of employment due to death or total and permanent disability, the time-based service components of such awards will vest in full. In the case of any PRSUs awards, the awards will only vest to the extent the performance-based vesting conditions have been achieved as of the date of such termination.

For detailed descriptions of the post-employment compensation arrangements with our named executive officers, as well as an estimate of the potential payments and benefits payable under these arrangements, including the amounts received by Messrs. Romano, Jackson, Hughes and Loewenthal in connection with their terminations of employment, see "Fiscal 2024 Potential Payments Upon Termination or Change in Control" below.

Stock Ownership Policy

Our stock ownership guidelines require that our executive officers achieve and maintain minimum levels of ownership of our common stock. The levels are based on multiples of each officer's base salary. Under our policy, which is included in our Corporate Governance Guidelines, our Chief Executive Officer is required to hold at least five (5) times the value of the Chief Executive Officer's base salary in our common stock and our other executive officers are required to hold at least one (1) time the value of their respective base salary in our common stock. The Chief Executive Officer and other executive officers are expected to achieve ownership of our common stock within five years of the date of the Chief Executive Officer's or other executive officer's appointment, as applicable, and such ownership is required to be maintained through such officer's term of service. This policy is intended to align the interests of our key executives with the interests of our stockholders by maintaining a strong link between the Company's long-term success and the ultimate compensation of key executives. The stock ownership requirements are as follows:

Positions	Stock Ownership Guidelines (Multiple of Salary)
Chief Executive Officer	5X
All Other Active Named Executive Officers	1X

Dodd-Frank Policy on Recoupment of Incentive Compensation

In November 2023, our Board adopted a new compensation recovery, or "clawback," policy providing for the recovery of applicable incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate its financial results due to the Company's material non-compliance with any financial reporting requirement under the federal securities laws as required by the Dodd-Frank Act and corresponding NYSE listing standards.

In addition, we adopted a separate clawback policy that provides the Compensation Committee with the discretion to recover incentive-based compensation paid to employees at the level of senior vice president in connection with a financial restatement due to the Company's material non-compliance with any financial reporting requirement under the federal securities laws.

Report of the Compensation and Organizational Development Committee

Our Compensation and Organizational Development Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on such review and discussion, our Compensation and Organizational Development Committee has recommended to our Board of Directors that the Compensation Discussion and Analysis be incorporated by reference into our Annual Report on Form 10-K for the year ended January 31, 2024, and included in this Proxy Statement.

Respectfully submitted by the members of the Compensation and Organizational Development Committee of our Board of Directors:

Michael Linse (Chair)
Bruce Chizen
Mark Leschly

Fiscal Year 2024 Summary Compensation Table

The following table shows information regarding the compensation of our named executive officers for the fiscal year ended January 31, 2024 and, to the extent required by SEC disclosure rules, the fiscal years ended January 31, 2023 and January 31, 2022.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards(1) ($)	Option Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Rick Wilmer(2)	2024	521,875	—	2,975,552	—	—	—	—	3,497,427
Chief Executive Officer	2023	232,628	—	8,444,186	—	96,678	—	—	8,773,492
Mansi Khetani(2)	2024	369,142	—	1,385,063	—	—	—	—	1,754,205
Interim Chief Financial Officer	—	—	—	—	—	—	—	—	—
Rebecca Chavez(2)	2024	400,833		1,569,979			—		1,970,813
Chief Legal Officer and Corporate Secretary	—	—	—	—	—	—	—	—	—
Michael Hughes	2024	446,667	—	—	—	—	—	669 (3)	447,336
Chief Commercial and	2023	416,667	—	7,874,156	—	241,875	—	4,016 (4)	8,536,714
Revenue Officer	2022	345,833	—	4,095,000	—	383,250 (6)	—	2,699,709 (5)	7,523,793
Pasquale Romano	2024	595,833	—	—	—	—	—	6,584 (3)	602,418
Former Chief Executive	2023	562,500	—	15,748,311	—	431,250	—	13,472 (4)	16,755,533
Officer	2022	500,000	—	—	43,823,305 (7)	—	—	14,355,780 (5)	58,679,085
Rex Jackson	2024	411,197	—	—	—	—	—	291,121 (3)	702,319
Former Chief Financial	2023	425,000	—	7,874,156	—	241,875	—	—	8,541,031
Officer	2022	362,500	90,000	9,555,000	—	—	—	3,181,229 (5)	13,188,729
William Loewenthal(2)	2024	395,833	—	—	—	—	—	139,445 (3)	535,278
Former Chief Product Officer	—	—	—	—	—	—	—	—	—

_____

(1)	The amounts in this column represent the aggregate grant date fair value of stock and option awards granted to the officer in the applicable fiscal year computed in accordance with FASB ASC Topic 718. See Note 10 of the notes to our consolidated financial statements included in our Annual Report on Form 10-K filed on April 1, 2024, for a discussion of the assumptions made in determining the grant date fair value of our equity awards. In accordance with SEC rules, the grant date fair value of an award subject to a performance condition is based on the probable outcome of the performance condition. Under FASB ASC Topic 718, the vesting condition related to the PRSUs is considered a market condition and not a performance condition. Accordingly, there is no grant date fair value below or in excess of the amount reflected in the table above for the named executive officers that could be calculated and disclosed based on achievement of the underlying market condition.

(2)	Mr. Wilmer commenced employment with us in July 2022. Accordingly, compensation information is only provided for the fiscal years ending January 31, 2023 and January 31, 2024. Mses. Khetani and Chavez and Mr. Loewenthal were employed by us, but were not named executive officers, in the fiscal years ending January 31, 2022 or January 31, 2023. Accordingly, compensation information is only provided for the fiscal year ending January 31, 2024.

(3)	In the case of (i) Mr. Hughes, includes $669 in travel for himself and his spouse in connection with a corporate event, (ii) Mr. Romano, includes $6,584 in travel and accommodations for himself and his spouse in connection with a corporate event, (iii) Mr. Jackson, includes the full amount of salary severance benefit ($281,250) and COBRA payments ($9,871) pursuant to his Transition and Separation Agreement and General Release, dated November 15, 2023, and (iv) Mr. Loewenthal, includes the full amount of salary severance benefit ($133,333) and COBRA payments ($6,112) pursuant to his Transition and Separation Agreement and General Release, dated September 3, 2023. Amounts payable to Messrs. Hughes and Romano pursuant to their respective Executive Separation Agreement have been excluded from this table as such amounts were not earned as of fiscal 2024 year-end.

(4)	In the case of Messrs. Romano and Hughes, includes travel and accommodations for themselves and their respective spouses in connection with a corporate event.

(5)	Reflects the value of shares of our common stock issued to holders of vested options upon achievement of earnout conditions in connection with the Business Combination. See Note 12 of the notes to our consolidated financial statements included in our Annual Report on Form 10-K filed on April 3, 2023, for a discussion of the contingent earnout liability.

(6)	Reflects sales commissions.

(7)	Reflects the incremental fair value associated with a modification of an option granted to Mr. Romano in the fiscal year ended January 31, 2020. As originally granted, the option was eligible to vest if we achieved positive operating income for the fiscal year ending January 31, 2024. Effective upon consummation of the Business Combination, the option was amended so that it became fully vest in a single installment on January 31, 2024, subject to Mr. Romano's service through the vesting date. Because Mr. Romano was employed by us as of January 31, 2024, this option vested in full.

Fiscal Year 2024 Grants Of Plan-Based Awards Table

The following table sets forth certain information regarding each plan-based award granted to our named executive officers during our fiscal year ended January 31, 2024.

Name	Grant Date[1]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Under-lying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[2] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Rick Wilmer	12/1/23	—	—	—	240,000	960,000 [4]	—	—	—	—	1,359,552
	12/1/23	—	—	—	—	—	—	800,000 [5]	—	—	1,616,000
	N/A [3]	—	—	—	—	—	—	—	—	—	0
Mansi Khetani	5/1/23	—	—	—	—	—	—	131,485 [6]	—	—	1,112,363
	12/1/23	—	—	—	—	—	—	135,000 [7]	—	—	272,700
	N/A [3]	—	—	—	—	—	—	—	—	—	0
Rebecca Chavez	3/1/23	—	—	—	15,223	60,892 [8]	—	—	—	—	499,993
	3/1/23	—	—	—	—	—	—	41,876 [9]	—	—	463,986
	12/1/23	—	—	—	—	—	—	300,000 [10]	—	—	606,000
	N/A [3]	—	—	—	—	—	—	—	—	—	0
Michael Hughes	N/A [3]	—	—	—	—	—	—	—	—	—	0
Pasquale Romano	N/A [3]	—	—	—	—	—	—	—	—	—	0
Rex Jackson	N/A [3]	—	—	—	—	—	—	—	—	—	0
William Loewenthal	N/A [3]	—	—	—	—	—	—	—	—	—	0

_____

(1) Pursuant to our equity grant policy, unless the board or compensation committee approves an exception, employee equity awards are granted effective as of March 1, June 1, September 1 and December 1 each year.

(2) The amounts in this column represent the aggregate grant date fair value of the equity awards granted to the officer computed in accordance with FASB ASC Topic 718. See Note 10 of the notes to our consolidated financial statements included in our Annual Report on Form 10-K filed on April 1, 2024 for a discussion of the assumptions made in determining the grant date fair value of our equity awards.

(3) When it established the fiscal 2024 Bonus Program, the Compensation Committee determined that any earned bonus would be settled in a grant of fully vested shares of ChargePoint common stock. Because the right to stock settlement was embedded in the approved terms of the 2024 Bonus Program, the amount reported in this table is calculated based on the grant date fair value and the associated number of shares for the award. Because there was no payout under the 2024 Bonus Program as the threshold performance goals were not achieved, no amounts are included in this table. As disclosed in the CD&A, each named executive officer was granted a bonus target as a percentage of the named executive officer's base salary as follows: Mr. Wilmer, 100%; Ms. Khetani, 40%; Ms. Chavez, 60%; Mr. Hughes, 75%; Mr. Romano, 110%; Mr. Jackson, 75% and Mr. Loewenthal, 75%.

(4) Represents PRSU awards made pursuant to our 2021 Equity Incentive Plan. The service-based conditions applicable to 1/16th of the PRSUs subject to each tranche will be satisfied if such officer remains in continuous service from the date of the grant until each PRSU vesting date occurring after December 20, 2023, or, if later, until the first PRSU vesting date after the applicable stock price appreciation target is achieved. The stock price appreciation targets are described in greater detail in "Compensation Discussion and Analysis" above. The PRSU's service-based vesting dates are each March 20th, June 20th, September 20th, and December 20th, with a four-year service-based vesting schedule and a five-year performance period. The amount reported in threshold represents the number of PRSUs that will vest if only one of the stock price triggers are achieved and the amount reported as target represents the number of PRSUs that will vest if all of the stock price triggers are achieved as the award does not have a target vesting level.

(5) Represents RSU awards made pursuant to our 2021 Equity Incentive Plan. The RSUs are subject to a service-based vesting requirement, which will be satisfied over a four-year period commencing on December 20, 2023 with respect to 1/16th quarterly thereafter, provided that such officer remains in continuous service on each such vesting date. Quarterly vesting dates are March 20, June 20, September 20 and December 20.

(6) Represents RSU awards made pursuant to our 2021 Equity Incentive Plan. The RSUs are subject to a service-based vesting requirement, which will be satisfied over a four-year period commencing on May 20, 2023, with respect to 1/16th quarterly thereafter, provided that such officer remains in continuous service on each such vesting date. Quarterly vesting dates are June 20, September 20, December 20 and March 20.

(7) Represents RSU awards made pursuant to our 2021 Equity Incentive Plan. The RSUs are subject to a service-based vesting requirement, which will be satisfied over a one-year period commencing on December 20, 2023, with respect to 1/4th quarterly thereafter, provided that such officer remains in continuous service on each such vesting date. Quarterly vesting dates are March 20, June 20, September 20 and December 20.

(8) Represents PRSU awards made pursuant to our 2021 Equity Incentive Plan. The service-based conditions applicable to 1/16th of the PRSUs subject to each tranche will be satisfied if such officer remains in continuous service from the date of the grant until each PRSU vesting date occurring after March 20, 2023, or, if later, until the first PRSU vesting date after the applicable stock price appreciation target is achieved. The stock price appreciation targets are described in greater detail in "Compensation Discussion and Analysis" above. The PRSU's service-based vesting dates are each March 20th, June 20th, September 20th, and December 20th, with a four-year service-based vesting schedule and a four-year performance period. The amount reported in threshold represents the number of PRSUs that will vest if only one of the stock price triggers are achieved and the amount reported as target represents the number of PRSUs that will vest if all of the stock price triggers are achieved as the award does not have a target vesting level.

(9) Represents RSU awards made pursuant to our 2021 Equity Incentive Plan. The RSUs are subject to a service-based vesting requirement, which will be satisfied over a four-year period commencing on March 20, 2023, with respect to 1/16th quarterly thereafter, provided that such officer remains in continuous service on each such vesting date. Quarterly vesting dates are June 20, September 20, December 20 and March 20.

(10)   Represents RSU awards made pursuant to our 2021 Equity Incentive Plan. The RSUs are subject to a service-based vesting requirement, which will be satisfied over a two-year period commencing on December 20, 2023, with respect to 50% of the shares after one-year and 1/8th quarterly thereafter, provided that such officer remains in continuous service on each such vesting date. Quarterly vesting dates are March 20, June 20, September 20 and December 20.

Outstanding Equity Awards at Fiscal Year 2024 Year-End

The following table provides information regarding outstanding equity awards held by our named executive officers as of January 31, 2024.

The vesting schedule applicable to each outstanding award is described in the footnotes to the table below. For information regarding the vesting acceleration provisions applicable to our named executive officers' equity awards, see "Fiscal 2024 Potential Payments Upon Termination or Change in Control" below. Messrs. Jackson and Loewenthal did not hold any outstanding equity awards as of January 31, 2024.

		Option Awards					Stock Awards			
Name	Vesting Start Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Rick Wilmer	07/11/22	—	—	—	—	—	152,552 [5]	289,849	—	—
	12/22/22	—	—	—	—	—	135,477 [6]	257,406	—	—
	12/01/23	—	—	—	—	—	800,000 [6]	1,520,000	—	—
	07/11/22	—	—	—	—	—	—	—	65,257 [10]	123,988
	12/01/23	—	—	—	—	—	—	—	240,000 [11]	456,000
Mansi Khetani	01/07/19	105,371	— [3]	—	0.76	04/13/29	—	—	—	—
	04/16/20	22,888	— [3]	—	0.76	05/13/30	—	—	—	—
	02/01/21	—	—	—	—	—	10,460 [6]	19,874	—	—
	04/01/22	—	—	—	—	—	46,250 [6]	87,875	—	—
	04/01/23	—	—	—	—	—	106,832 [6]	202,981	—	—
	12/01/23	—	—	—	—	—	135,000 [6]	256,500	—	—
Rebecca Chavez	02/05/21	—	—	—	—	—	12,816 [6]	24,350	—	—
	12/01/21	—	—	—	—	—	17,434 [6]	33,125	—	—
	06/01/22	—	—	—	—	—	61,838 [7]	117,492	—	—
	03/01/23	—	—	—	—	—	34,025 [6]	64,648	—	—
	12/01/23	—	—	—	—	—	300,000 [8]	570,000	—	—
	06/01/22	—	—	—	—	—	—	—	23,878 [12]	45,368
	03/01/23	—	—	—	—	—	—	—	15,223 [13]	28,924
Michael Hughes	08/27/18	901,174	— [3]	—	0.56	08/27/28	—	—	—	—
	02/26/21	—	—	—	—	—	37,500 [6]	71,250	—	—
	06/01/22	—	—	—	—	—	231,891 [7]	440,593	—	—
	06/01/22	—	—	—	—	—	—	—	89,542 [12]	170,130
Pasquale Romano	11/06/14	464,712	— [3]	—	0.27	11/05/24	—	—	—	—
	11/01/17	2,210,534	— [3]	—	0.84	01/25/28	—	—	—	—
	10/23/19	1,463,757	31,143 [4]	—	0.76	10/22/29	—	—	—	—
	02/01/20	1,494,900	— [3]	—	0.76	6/1/2030	—	—	—	—
	06/01/22	—	—	—	—	—	662,544 [9]	1,258,834	—	—
	06/01/22	—	—	—	—	—	—	—	179,083 [14]	340,258

_____

(1)   In accordance with SEC rules, market value is based on the closing price of our common stock on the last trading day of fiscal 2024 of $1.90 per share multiplied by the number of unvested RSUs.

(2)   The total amounts and values reported equals the total number of unvested PRSUs that may be earned and vest based on the Company's stock price appreciation performance targets over a four or five year period, at the threshold level, held by each named executive officer and the market value of such awards, determined by multiplying the number of unvested PRSUs, at the threshold level, by the market price of the Company's common stock at the close of the last trading day in fiscal 2024, which was $1.90 per share. In calculating the number of PRSUs and their value, we are required by SEC rules to compare our performance through fiscal 2024 under the PRSU grants against the threshold, target and maximum performance levels for the grant and report in these columns the applicable potential share number and payout amount. If the performance is between levels, we are required to report the potential payout at the next highest level. Through January 31, 2024, we were below threshold levels of the stock price appreciation performance targets and have accordingly reported the PRSUs at the threshold award level. The stock price appreciation targets for our fiscal 2023 and fiscal 2024 PRSUs are described in greater detail in the "Compensation Discussion and Analysis"

above and must be achieved on or prior to the five-year anniversary of the grant date. The PRSUs service-based vesting dates are each March 20, June 20, September 20 and December 20.

(3) Represents the unexercised portion of a fully vested option.

(4) Represents the unexercised portion of an option vesting at 1/48th per month until fully vested, subject to the officer's continued employment through the applicable vesting date.

(5) Represents the unvested portion of RSU awards which will vest over a five-year period. 20% of the RSUs will vest on June 20, 2023, and the remainder vesting at 1/20th per quarter thereafter, on each March 20, June 20, September 20 and December 20, subject to the named executive officer's continued employment through the applicable vesting date.

(6) Represents the unvested portion of RSU awards vesting at 1/16th per quarter on each March 20, June 20, September 20 and December 20 after the vesting start date above until fully vested, subject to the officer's continued employment through the applicable vesting date.

(7) Represents the unvested portion of RSU awards vesting at 1/20th per quarter on each March 20, June 20, September 20 and December 20 after the vesting start date above until fully vested, subject to the officer's continued employment through the applicable vesting date.

(8) Represents the unvested portion of RSU awards vesting over a two-year period, 50% of the shares will vest on December 20, 2024 and the remainder will vest at 1/8th per quarter on each March 20, June 20, September 20 and December 20 until fully vested, subject to the officer's continued employment through the applicable vesting date.

(9) Represents the unvested portion of RSU awards vesting at 1/12th per quarter on each March 20, June 20, September 20 and December 20 after June 20, 2024, subject to the named executive officer's continued employment through the applicable vesting date. Mr. Romano separated from service with ChargePoint in May 2024 and this award was cancelled without vesting.

(10) Represents the unearned portions of PRSU awards. The service-based conditions applicable to the PRSUs will vest over a five-year period. 20% of the PRSUs will vest June 20, 2023, and the remainder will vest in equal quarterly installments, thereafter, provided such officer remains in continuous service on each such vesting date or, if later, until the first PRSU vesting date after the applicable stock price appreciation target is achieved. The stock price appreciation targets are described in greater detail in "Compensation Discussion and Analysis" above and must be achieved on or prior to the five-year anniversary of the grant date. The PRSU's service-based quarterly vesting dates are March 20, June 20, September 20 and December 20.

(11) Represents the unearned portions of PRSU awards. The service-based conditions applicable to 1/16th of the PRSUs subject to each tranche will be satisfied if such officer remains in continuous service from the date of the grant until each PRSU vesting date occurring after December 20, 2023, or, if later, until the first PRSU vesting date after the applicable stock price appreciation target is achieved. The stock price appreciation targets are described in greater detail in "Compensation Discussion and Analysis" above and must be achieved on or prior to the five-year anniversary of the grant date. The PRSUs service-based vesting dates are each March 20, June 20, September 20 and December 20.

(12) Represents the unearned portions of PRSU awards. The service-based conditions applicable to 1/20th of the PRSUs subject to each tranche will be satisfied if such officer remains in continuous service from the date of the grant until each PRSU vesting date occurring after June 20, 2022, or, if later, until the first PRSU vesting date after the applicable stock price appreciation target is achieved. The stock price appreciation targets are described in greater detail in "Compensation Discussion and Analysis" above and must be achieved on or prior to the five-year anniversary of the grant date. The PRSUs service-based vesting dates are each March 20, June 20, September 20 and December 20.

(13) Represents the unearned portions of PRSU awards. The service-based conditions applicable to 1/16th of the PRSUs subject to each tranche will be satisfied if such officer remains in continuous service from the date of the grant until each PRSU vesting date occurring after March 20, 2023, or, if later, until the first PRSU vesting date after the applicable stock price appreciation target is achieved. The stock price appreciation targets are described in greater detail in "Compensation Discussion and Analysis" above and must be achieved on or prior to the five-year anniversary of the grant date. The PRSUs service-based vesting dates are each March 20, June 20, September 20 and December 20.

(14) Represents the unearned portions of PRSU awards. The service-based conditions applicable to 1/12th of the PRSUs subject to each tranche will be satisfied if such officer remains in continuous service from the date of the grant until each PRSU vesting date occurring after June 20, 2024, or, if later, until the first PRSU vesting date after the applicable stock price appreciation target is achieved. The stock price appreciation targets are described in greater detail in "Compensation Discussion and Analysis" above and must be achieved on or prior to the four-year anniversary of the grant date. The PRSUs service-based vesting dates are each March 20, June 20, September 20 and December 20. Mr. Romano separated from service with ChargePoint in May 2024 and this award was cancelled without vesting.

Fiscal Year 2024 Option Exercises and Stock Vested Table

The following table shows the number of shares our named executive officers acquired upon exercise of options and vesting of RSUs during the fiscal year ending January 31, 2024.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Rick Wilmer	—	—	110,538	724,472
Mansi Khetani	—	—	54,716	319,127
Rebecca Chavez	—	—	47,052	287,690
Michael Hughes	290,000	2,141,360	103,754	651,576
Pasquale Romano	525,000	3,413,050	—	—
Rex Jackson	1,476,060	7,616,470	153,754	965,576
William Loewenthal	197,504	999,546	34,585	217,193

(1) In accordance with SEC rules, the value realized is based on the closing price of our common stock on the date of exercise less the exercise price multiplied by the number of shares exercised.

(2)   In accordance with SEC rules, the value realized is based on the closing price of our common stock on the vesting date multiplied by the number of shares vested.

Fiscal Year 2024 Potential Payments Upon Termination or Change in Control

At the end of fiscal 2024, Mses. Khetani and Chavez and Mr. Hughes were eligible for severance payments pursuant to their Original CIC Agreements and Mr. Wilmer was eligible for severance payments pursuant to the Wilmer CIC Agreement which is described more completely above in the section "Executive Compensation - Severance and Change in Control Protection." The Original CIC Agreements had a three-year term from the closing of the Business Combination and superseded any severance provisions in the officer's offer letter or employment agreement. Pursuant to these agreements, if a named executive officer's employment was terminated by ChargePoint without Cause (as defined in the Original CIC Agreements) or if the officer resigned for Good Reason (as defined in the Original CIC Agreements) (either of which, an "Involuntary Termination"), the officer was eligible to receive a lump sum payment equal to six months of the officer's then current base salary and COBRA premiums. If an Involuntary Termination occurred within 3 months prior to, or within 12 months after, a Change in Control, then the cash severance payment the officer was eligible to receive was increased to 12 months of the officer's base salary and COBRA premiums, and, unless the Company provided otherwise when an equity award is granted, 100% of the officer's time-based equity awards outstanding at the time the officer's employment terminates will vest and any outstanding performance-based equity awards will vest at the greater of the target level of achievement or based on actual performance. As a condition to the receipt of severance benefits, the officer must execute a release of claims, resign from all positions with ChargePoint and return all company property. Please see the "Compensation Discussion and Analysis" above for a discussion of the Fiscal 2025 Severance Plan adopted following the conclusion of fiscal year 2024.

As noted above, during fiscal 2024, the Company experienced a number of senior leadership changes. The payments made to Messrs. Jackson and Loewenthal in connection with their separations from the Company were determined in accordance with their respective Executive Separation Agreement, described more completely above in the section "Executive Compensation – Severance and Change in Control Protection." At the end of fiscal 2024, Mr. Romano's eligibility for severance payments was governed by the Romano Separation Agreement, which is also described more completely above in the section "Executive Compensation – Severance and Change in Control Protection."

Ms. Khetani received the Khetani RSUs for 135,000 shares of our common stock in connection with her appointment as our Interim Chief Financial Officer. The Khetani RSUs will vest in equal quarterly installments over one-year from the date of grant, provided, however, the Khetani RSUs will be subject to full accelerated vesting in the event Ms. Khetani is terminated without Cause (as defined in the Khetani Addendum). In addition, Mr. Romano was granted an option to purchase 1,494,900 shares of our common stock in June 2020 that accelerated with respect to 6/48th of the total option shares if Mr. Romano was subject to a termination without cause or a resignation for good reason prior to January 31, 2024. Mr. Romano was employed by us as of January 31, 2024, on the date the option vested in full in accordance with its terms. In addition, as noted above, in fiscal 2024, our Compensation Committee approved an amendment to all our outstanding employee equity award agreements and all future equity awards, including options, RSUs and PRSUs, to provide that in the event of a participant's termination of employment due to death or total and permanent disability, the time-based service components of such awards will vest in full. In the case of any PRSUs awards, the awards will only vest to the extent the performance-based vesting conditions have been achieved as of the date of such termination.

In fiscal 2023 and fiscal 2024 we granted PRSUs to our executive officers, including the CEO PRSUs we granted to Mr. Wilmer in connection with his promotion to our Chief Executive Officer, that included both service- and performance-based vesting requirements with a term of four or five years. In connection with any change in control, the performance period will end and, to the extent not previously satisfied, the performance-based conditions will be assessed using the closing price of the Company's common stock three trading days prior to closing of the change in control (the "Change in Control Price"), with straight-line interpolation used for a Change in Control Price in between the three stock price appreciation targets of $17.00, $22.00 and $30.00 for the fiscal 2023 PRSUs and the four stock price appreciation targets of $5.00, $7.50, $10.00 and $12.50 for the CEO PRSUs. Any PRSUs for which the performance-based conditions have not been satisfied will be automatically forfeited, will not be subject to any acceleration and will be cancelled immediately prior to, but contingent upon, the closing of the change in control transaction. The service-based conditions applicable to the PRSUs will be satisfied immediately prior to, but contingent upon, closing of the change in control, subject to the executive officer's continuous service through such time. Because the Company's trading price in the three trading days prior to January 31, 2024, did not meet the minimum stock price appreciation target for any tranche of the fiscal 2023 PRSUs or the CEO PRSUs, there is no value attributable to the PRSUs in the table below assuming a change in control occurred as of January 31, 2024.

The following table describes the potential payments and benefits upon termination of our named executive officer's employment before or after a change in control of the Company described above, assuming both a change in control (if applicable) and each officer's termination of employment occurred on January 31, 2024.

Name	Cash Severance ($)	Equity Acceleration[1] ($)	Total ($)
Rick Wilmer			
Non-Change in Control Termination	644,795	—	644,795
Change in Control Termination	1,904,692	2,067,255	3,971,947
Death or Disability	—	2,067,255	2,067,255
Mansi Khetani			
Non-Change in Control Termination[2]	212,938	256,500	469,438
Change in Control Termination	425,876	567,230	993,106
Death or Disability	—	567,230	567,230
Rebecca Chavez			
Non-Change in Control Termination	219,518	—	219,518
Change in Control Termination	439,037	809,615	1,248,652
Death or Disability	—	809,615	809,615
Michael Hughes[3]			
Non-Change in Control Termination	239,008	—	239,008
Change in Control Termination	478,017	511,843	989,860
Death or Disability	—	511,843	511,843
Pasquale Romano[4]			
Non-Change in Control Termination	514,008	—	514,008
Change in Control Termination	—	—	—
Death or Disability	—	1,294,337	1,294,337
Rex Jackson[5]			
Non-Change in Control Termination	291,121	—	291,121
Change in Control Termination	—	—	—
Death or Disability	—	747,375	747,375
William Loewenthal[6]			
Non-Change in Control Termination	139,445	—	139,445
Change in Control Termination	—	—	—
Death or Disability	—	177,881	177,881

_____

(1) Reflects the number of options and/or RSUs held by the officer that would have vested on January 31, 2024, under each scenario, multiplied by the closing price of our common stock on the last day of the fiscal year of $1.90 per share, less (in the case of options) the exercise price per share.

(2) Includes the value of the Khetani RSUs.

(3) Mr. Hughes resigned as our Chief Commercial and Revenue Officer effective as of February 29, 2024, and became eligible to receive the Non-Change in Control Termination severance benefits described here.

(4) Mr. Romano separated as our Chief Executive Officer effective as of November 16, 2023, and became eligible to receive the Non-Change in Control Termination severance benefits described here. Mr. Romano was not eligible to receive any Change in Control Termination benefits as of January 31, 2024.

(5) Mr. Jackson separated as our Chief Financial Officer effective as of November 16, 2023, and became eligible to receive the Non-Change in Control Termination severance benefits described here. Mr. Jackson was not eligible to receive any Change in Control Termination benefits as of January 31, 2024 or death or disability vesting as of January 31, 2024.

(6) Mr. Loewenthal separated as our Chief Product Officer effective as of September 15, 2023, and became eligible to receive the Non-Change in Control Termination severance benefits described here. Mr. Loewenthal was not eligible to receive any Change in Control Termination benefits as of January 31, 2024 or death or disability vesting as of January 31, 2024.

Chief Executive Officer Pay Ratio Disclosures

This section includes a comparison of the annual total income of our Chief Executive Officer as of January 31, 2024, Mr. Wilmer, against the median of the annual total compensation of all of our employees (other than Mr. Wilmer), for our fiscal 2024, determined in accordance with SEC rules. The methodology we used to calculate the pay ratio is described below.

(A) Annual Total Compensation of Mr. Wilmer[1]	$	3,600,552
(B) Annual Total Compensation of Median Employee	$	103,704
(C) Ratio of A/B		35 : 1

_____

(1) To calculate Mr. Wilmer's compensation for the purpose of this pay ratio disclosure, we annualized the salary he earned in fiscal 2024 following his promotion to President and Chief Executive Officer. We did not annualize the value of the RSU and PRSU awards granted to Mr. Wilmer in December 2023 as the values of such awards were not impacted by his period of service as President and Chief Executive Officer during fiscal 2024. As a result, this amount differs from his compensation as reported in our Fiscal Year 2024 Summary Compensation Table, consistent with the applicable SEC rules.

The pay ratio was calculated in a manner consistent with Item 402(u) of Regulation S-K and based upon our reasonable judgment and assumptions (the "Pay Ratio Rule"). The SEC rules do not specify a single methodology for identification of the median employee or calculation of the pay ratio, and other companies may use assumptions and methodologies that are different from those used by us in calculating their pay ratio. Accordingly, the pay ratio disclosed by other companies may not be comparable to our pay ratio as disclosed above.

Methodology

For fiscal 2024, we identified our median employee in the following manner which reflects the growth of our employee population and international expansion:

- During fiscal 2024, we engaged in a series of reorganizations that we believe resulted in a meaningful change to our worldwide employee base as compared to our employee base of the end of fiscal year 2023. As a result, we determined to calculate a new median employee for fiscal year 2024 rather than use the same median employee utilized in our fiscal 2023 pay ratio disclosures, consistent with the manner permitted pursuant to the Pay Ratio Rule.

- We determined the pool of employees (i.e., employees whose compensation data would be considered in our analysis) by identifying each individual who was a full-time, part-time, seasonal or temporary worker for us or any of our consolidated subsidiaries as of January 31, 2024. For the purpose of this analysis, we did not exclude any part of our employee population based on geographic location or based on any other de minimis exceptions. We calculated the target worldwide employee population compensation by reviewing their annual base salary as of January 31, 2024. For all employees that have been employed for less than a full year, their annualized salary figures were used for the analysis. We selected base salary to identify the median employee as it represents the principal form of compensation delivered to all of our employees and is readily available in each geographic location.

- For employees who were paid in currency other than U.S. dollars, we converted their salary into U.S. dollars based on the applicable exchange rates as of January 31, 2024.

- We did not make any cost-of-living adjustments.

Next, we ordered all of the qualifying employees based on their annual base salary and identified the median as the appropriate employee nearest to the middle of the ordered list. We believe the "median" employee's compensation characteristics accurately reflect the compensation of a typical employee.

Once we identified our median employee, we determined the median employee's total annual compensation, for purposes of the disclosure in the table above, in accordance with the Summary Compensation Table rules, as required by Item 402(c) of Regulation S-K.

Pay Versus Performance Disclosure

Pursuant to the Exchange Act, we are required to disclose in this Proxy Statement certain information comparing the total compensation of our Chief Executive Officer (our "CEO") and the average total compensation of our other named executive officers (whom we also refer to below as our "NEOs"), in each case as reported in the Fiscal Year 2024 Summary Compensation Table presented in this Proxy Statement and as "compensation actually paid" to such NEOs as determined pursuant to applicable SEC rules, to the Company's performance as presented in the table below.

Fiscal Year	Summary Compensation Table Total for CEO (Rick Wilmer) ($)	Compensation Actually Paid to CEO (Rick Wilmer) ($)[1]	Summary Compensation Table Total for Former CEO (Pasquale Romano) ($)	Compensation Actually Paid to Former CEO (Pasquale Romano) ($)[1]	Average Summary Compensation Table Total for Other NEOs ($)[2]	Average Compensation Actually Paid to Other NEOs ($)[1][2]	Value of Initial $100 Investment Based On: ChargePoint TSR ($)	Value of Initial $100 Investment Based On: Peer Group TSR ($)[3]	Net Income ($ Millions)	Revenue ($ Millions)
2024	3,497,427	(366,144)	602,418	(30,047,981)	1,081,990	(3,297,967)	19	181	(457.6)	506.6
2023	—	—	16,755,533	12,734,139	7,444,668	6,379,049	121	118	(345.1)	468.1
2022	—	—	58,679,085	(43,687,041)	6,277,153	(842,989)	139	149	(132.2)	241.0
2021	—	—	859,167	118,772,104	598,305	16,150,311	381	132	(197.0)	146.5

_____

(1)   SEC rules require certain adjustments be made to the Summary Compensation Table totals to determine "compensation actually paid" as reported in the Pay versus Performance table. "Compensation Actually Paid" does not necessarily reflect cash and/or equity value transferred to the applicable NEO without restriction, but rather is a value calculated under applicable SEC rules. In general, "compensation actually paid" is calculated as Summary Compensation Table total compensation adjusted to include the fair market value of equity awards as of the last day of the applicable fiscal year or, if earlier, the vesting date (rather than the grant date). Our NEOs do not participate in a defined benefit plan so no adjustment for pension benefits is included in the table below. The following table details these adjustments to compensation as reported in the Summary Compensation Table:

		Former CEO (Pasquale Romano) ($)				CEO (Rick Wilmer) ($)
		2021	2022	2023	2024	2024
	Summary Compensation Table Total	**859,167**	**58,679,085**	**16,755,533**	**602,418**	**3,497,427**
Less:	Grant Date Fair Value of Equity Awards	0	(43,823,305)	(15,748,310)	0	(2,975,552)
Plus:	Year End Fair Value of Equity Awards Granted in the Year*	+52,485,939	+0	+14,905,745	+0	+3,092,606
Plus:	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year*	+0	+0	+0	+0	+283,593
	Change in Fair Value of Unvested Equity Awards Granted in Prior Years*	+59,540,855	(49,918,633)	(3,210,594)	(13,550,654)	(3,911,384)
	Change in Fair Value of Equity Awards From Prior Years that Vested in the Covered Year*	+5,886,144	(8,624,187)	+31,767	(17,099,744)	(352,834)
=	**Compensation Actually Paid**	**118,772,104**	**(43,687,041)**	**12,734,139**	**(30,047,981)**	**(366,144)**

		Average of Other NEOs ($)			
		2021	2022	2023	2024
	Summary Compensation Table Total	**598,305**	**6,277,153**	**7,444,668**	**1,081,990**
Less:	Grant Date Fair Value of Equity Awards	0	(4,095,000)	(6,835,537)	(591,009)
Less:	Fair Value as of the Prior Fiscal Year End of Forfeited Equity Awards in the Fiscal Year	0	0	0	(1,915,639)
Plus:	Year End Fair Value of Equity Awards Granted in the Year*	+0	+1,350,375	+5,517,011	+224,793
Plus:	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year*	+0	+980,063	+257,989	+34,367
	Change in Fair Value of Unvested Equity Awards Granted in Prior Years*	+13,741,281	(2,594,101)	(128,026)	(1,673,068)
	Change in Fair Value of Equity Awards From Prior Years that Vested in the Covered Year*	+1,810,725	(2,761,479)	+122,944	(459,401)
=	**Compensation Actually Paid**	**16,150,311**	**(842,989)**	**6,379,049**	**(3,297,967)**

_____

* All performance-based RSU (PRSU) award valuations included in "compensation actually paid" values were performed using the Monte Carlo probability model in a manner consistent with the process used to determine their grant date fair values, and all stock option valuations included in "compensation actually paid" values were performed using the Black-Scholes option pricing model in a manner consistent with the process used to determine stock option grant date fair values (refer to our Annual Report on Form 10-K filed on April 1, 2024 for additional detail).

(2) The other NEOs in each covered year were as follows:
2024 - Mansi Khetani, Rebecca Chavez, Michael Hughes, Rex Jackson and William Loewenthal
2023 - Rick Wilmer, Rex Jackson, Michael Hughes and Eric Sidle
2022 - Rex Jackson, Michael Hughes, Colleen Jansen, Eric Sidle and Christopher Burghardt
2021 - Michael Hughes and Christopher Burghardt

(3) S&P Application Software index, consistent with our stock performance chart in our Annual Report on Form 10-K filed on April 1, 2024.

The relationship between "compensation actually paid" (CAP) and the financial performance elements reflected in the above Pay versus Performance table are described in the below charts:

Compensation Actually Paid versus TSR 2021-2024*



* 2022 Avg. NEO CAP and 2024 CAP to CEO are too small to have visible bar indicators in the chart.



Compensation Actually Paid versus GAAP Net Income 2021-2024*

*   2024 CAP to CEO is too small to have a visible bar indicator in the chart.



Compensation Actually Paid versus Revenue 2021-2024*

*   2024 CAP to CEO is too small to have a visible bar indicator in the chart.

ChargePoint TSR versus Peer Group TSR 2021-2024



The following measures, in our assessment, represent the most important financial performance measures that link "compensation actually paid" to our named executive officers, for fiscal 2024, to ChargePoint's performance:

1)   Revenue

2)   Adjusted EBITDA

3)   Absolute Stock Price Performance

EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain information as of January 31, 2024, with respect to shares that may be issued under ChargePoint's existing equity compensation plans.

Plan Category	(a) Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($)[2]	(c) Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))[3]
Equity compensation plans approved by security holders	42,960,665	0.74	47,471,339
Equity compensation plans not approved by security holders	0	0	0
Total	42,960,665	0.74	47,471,339

_____

(1) This amount includes (a) 11,396,756 options to purchase shares of ChargePoint common stock under the Coulomb Technologies, Inc. 2007 Stock Incentive Plan and ChargePoint, Inc. 2017 Stock Plan, and (b) 31,563,909 shares of ChargePoint common stock that may be issued upon the vesting of RSUs and PRSUs granted under the ChargePoint Holdings, Inc. 2021 Equity Incentive Plan.

(2) Represents the weighted average exercise price as of January 31, 2024, of options to purchase 11,396,756 shares of ChargePoint common stock.

(3) This amount includes 34,331,567 shares of ChargePoint common stock available under the ChargePoint Holdings, Inc. 2021 Equity Incentive Plan and 13,139,772 shares of ChargePoint common stock reserved for issuance under the 2021 Employee Stock Purchase Plan. On the first day of each March, beginning on March 1, 2021, and continuing through March 1, 2030, the ChargePoint Holdings, Inc. 2021 Equity Incentive Plan reserve will automatically increase by a number equal to the lesser of (a) 5% of the total number of shares of ChargePoint common stock issued and outstanding on the last day of the preceding month and (b) a number of shares determined by the Board. On the first day of each March during the term of the 2021 Employee Stock Purchase Plan, commencing on March 1, 2021 and ending on (and including) March 1, 2040, the aggregate number of shares of ChargePoint common stock that may be issued under the 2021 Employee Stock Purchase Plan shall automatically increase by a number equal to the lesser of (i) one percent (1%) of the total number of shares of ChargePoint common stock issued and outstanding on the last day of the preceding month, (ii) 5,400,000 shares (subject to standard anti-dilution adjustments), or (iii) a number of shares determined by the Board.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information known to ChargePoint regarding the beneficial ownership of the Company's Common Stock by:

- each person who is known by ChargePoint to be the beneficial owner of more than five percent (5%) of the outstanding shares of Common Stock;
- each current named executive officer and director of the Company; and
- all current executive officers and directors of the Company, as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of the security, or "investment power", which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.

The beneficial ownership percentages set forth in the table below are based on 425,133,634 shares of Common Stock issued and outstanding as of April 30, 2024.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned Common Stock.

Unless otherwise noted in the footnotes to the following table, the business address of each executive officer and director is 240 East Hacienda Avenue, Campbell, California 95008.

	Beneficial Ownership[1]	
Beneficial Owner	**Number of Shares**	**Percent of Total(%)**
Greater than 5% Stockholders:		
Q-GRG VII (CP) Investment Partners, LLC[2]	37,766,456	8.7
The Vanguard Group[3]	29,043,462	6.8
Named Executive Officers and Directors:		
Rick Wilmer[4]	194,778	*
Roxanne Bowman[5]	377,805	*
Elaine L. Chao[6]	24,410	*
Bruce Chizen[7]	1,701,845	*
Axel Harries[8]	35,255	*
Susan Heystee[9]	38,143	*
Jeffrey Harris	—	*
Mark Leschly[10]	456,201	*
Michael Linse[11]	11,590,946	2.7
Ekta Singh-Bushell[12]	13,579	*
G. Richard Wagoner, Jr.[13]	520,267	*
Mansi Khetani[14]	350,186	*
Rebecca Chavez[15]	85,010	*
Michael Hughes[16]	1,175,724	*
Pasquale Romano[17]	6,153,861	1.4
Rex Jackson[18]	1,476,262	*
William Loewenthal[19]	265,967	*
All directors and executive officers as a group (14 individuals)[20]	15,501,056	3.5

---

*   Less than one percent

(1)   Includes the number of shares owned and the number of shares that may be acquired via the exercise of vested options, vesting of restricted stock units or exercise of warrants within 60 days of April 30, 2024.

(2)   Includes (a) 26,607,128 shares of Common Stock held directly by Q-GRG VII (CP) Investment Partners, LLC ("Q-GRG") and 35,255 shares of Common Stock subject to restricted stock units vested within 60 days of April 30, 2024, held by Jeffrey Harris for the benefit of Q-GRG, as reported on Form 4 filed with the SEC on September 22, 2023, and (b) 11,124,073 shares of Common Stock subject to warrants exercisable within 60 days of April 30, 2024, all of which is held directly by Q-GRG. QEM VII, LLC ("QEM VII") is the managing member of Q-GRG. Therefore, QEM VII may be deemed to share voting and dispositive power over the securities held by Q-GRG and may also be deemed to be the beneficial owner of these securities. QEM VII disclaims beneficial ownership of such securities in excess of its pecuniary interest in the securities. Any decision taken by QEM VII to vote, or to direct to vote, and to dispose, or to direct the disposition of, the securities held by Q-GRG has to be approved by a majority of the members of its investment committee, which majority must include S. Wil VanLoh, Jr. Therefore, Mr. VanLoh, Jr. may be deemed to share voting and dispositive power over the securities held by Q-GRG and may also be deemed to be the beneficial owner of these securities. Mr. VanLoh, Jr. disclaims beneficial ownership of such securities in excess of his pecuniary interests in the securities. The principal address of Q-GRG is 800 Capitol Street, Suite 3600, Houston, TX 77002.

(3)   Includes (a) 133,663 shares of Common Stock with respect to shared voting power, (b) 28,586,856 shares of Common Stock with respect to sole dispositive power, and (c) 456,606 shares of Common Stock with respect to shared dispositive power, as reported on Schedule 13G/A filed with the SEC on February 13, 2024. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(4)   Includes (a) 122,591 shares of Common Stock and (b) 72,187 shares of Common Stock subject to restricted stock units vesting within 60 days of April 30, 2024, all of which is held directly by Mr. Wilmer.

(5)   Includes 377,805 shares of Common Stock held by Ms. Bowman.

(6)   Includes 24,410 shares of Common Stock held by Ms. Chao.

(7)   Includes (a) 24,162 shares of Common Stock and 338,640 shares of Common Stock subject to options exercisable within 60 days of April 30, 2024, all of which is held directly by Mr. Chizen, (b) 1,247,256 shares of Common Stock and 87,821 shares of Common Stock subject to a warrant exercisable within 60 days of April 30, 2024, all of which is held directly by the Bruce Chizen 2009 Irrevocable Trust, dated January 24, 2009 (the "Chizen Trust") and (c) 3,966 shares of Common Stock held directly by the Gail Chizen 2009 Irrevocable Trust (the "Gail Chizen Trust"). Mr. Chizen is the co-trustee of each the Chizen Trust and the Gail Chizen Trust and has shared voting and investment power over the shares held by each of the Chizen Trust and the Gail Chizen Trust.

(8)   Includes 35,255 shares of Common Stock held by Mr. Harries.

(9)   Includes (a) 21,616 shares of Common Stock, (b) 4,027 shares of Common Stock subject to restricted stock units vesting within 60 days of April 30, 2024, held directly by Ms. Heystee. and (c) 12,500 shares of Common Stock held directly by the CHELST Irrevocable Trust. Ms. Heystee is the trustee of the CHELST Irrevocable Trust and has sole voting and investment power over the shares held by the CHELST Irrevocable Trust.

(10)   Includes (a) 35,255 shares of Common Stock held by Mr. Leschly, and (b) 420,946 shares of Common Stock held directly by Iconica LLC. As the managing member of Iconica LLC, Mr. Leschly possesses sole power to direct the voting and disposition of the shares owned by Iconica LLC. The principal address of Iconica LLC is c/o Iconica Partners, 525 University Avenue, Suite 1350, Palo Alto, CA 94301.

(11)   Includes (a) 1 share which is held by Linse Capital LLC ("Linse Capital"), (b) 2,166,266 shares of Common Stock subject to a warrant exercisable within 60 days of April 30, 2024, all of which is held directly by Linse Capital CP V, LLC ("Linse V"), (c) 9,389,424 shares of Common Stock subject to a warrant exercisable within 60 days of April 30, 2024, all of which is held directly by Linse Capital CP VI, LLC, ("Linse VI"), and (d) 35,255 shares of Common Stock subject to restricted stock units held by Michael Linse for the benefit of Linse Capital. Michael Linse is the managing director of Linse Capital, which is the manager of Linse V, and the manager of Linse Capital Management PR LLC ("LCMPR"). LCMPR is the general partner of Linse Capital CP VI GP LP ("Linse GP VI"), which is the manager of Linse VI. Each of Michael Linse and Linse Capital possesses power to direct the voting and disposition of the shares owned by Linse V, and each of Michael Linse and Linse Capital may be deemed to have an indirect beneficial ownership of such shares. Each of Linse GP VI, LCMPR, Linse Capital and Michael Linse possesses power to direct the voting and disposition of the shares owned by Linse VI, and each of Linse GP VI, LCMPR, Linse Capital and Michael Linse may be deemed to have an indirect beneficial ownership of such shares. The principal address of Linse Capital, Linse V and Linse VI is 53 Calle Palmeras, Suite 601, San Juan, Puerto Rico 00901.

(12)   Includes 13,571 shares of Common Stock held by Ms. Singh-Bushell.

(13)   Includes (a) 35,255 shares of Common Stock and 379,717 shares of Common Stock subject to options exercisable within 60 days of April 30, 2024 all of which is held by Mr. Wagoner and (b) 70,166 shares of Common Stock and 35,129 shares of Common Stock subject to a warrant exercisable within 60 days of April 30, 2024, all of which is held directly by the G. Richard Wagoner, Jr. Trust dated July 13, 1989, as amended and restated October 19, 2018 (the "Wagoner Trust"). Mr. Wagoner is the trustee of the Wagoner Trust and has sole voting and investment power over the shares held by the Wagoner Trust.

(14)   Includes (a) 172,442 shares of Common Stock, (b) 128,259 shares of Common Stock subject to options exercisable within 60 days of April 30, 2024, and (c) 49,485 shares of Common Stock subject to restricted stock units vesting within 60 days of April 30, 2024, all of which is held directly by Ms. Khetani.

(15)   Includes (a) 72,593 shares of Common Stock, and (b) 12,417 shares of Common Stock subject to restricted stock units vesting within 60 days of April 30, 2024, all of which is held directly by Ms. Chavez.

(16)   Includes (a) 248,612 shares of Common Stock, (b) 901,174 shares of Common Stock subject to options exercisable within 60 days of April 30, 2024, and (c) 25,938 shares of Common Stock subject to restricted stock units vesting within 60 days of April 30, 2024, all of which is held directly by Mr. Hughes.

(17)   Includes (a) 488,815 shares of Common Stock and (b) 5,665,046 shares of Common Stock subject to options exercisable within 60 days of April 30, 2024, all of which is held directly by Mr. Romano.

(18)   Includes (a) 1,278,927 shares of Common Stock, all of which is held directly by Mr. Jackson and (b) 197,335 shares of Common Stock, all of which is held directly by the Jackson 1997 Trust Dated November 6, 1997 (the "Jackson Trust"). Mr. Jackson is the co-trustee of the Jackson Trust and has shared voting and investment power over the shares held by the Jackson Trust.

(19)   Includes 265,967 shares of Common Stock held by Mr. Loewenthal.

(20)   Includes (a) 2,813,243 shares of Common Stock, (b) 846,616 shares of Common Stock subject to options exercisable within 60 days of April 30, 2024, (c) 162,557 shares of Common Stock subject to restricted stock units vesting within 60 days of April 30, 2024, and (d) 11,678,640 shares of Common Stock subject to warrants exercisable within 60 days of April 30, 2024.

TRANSACTIONS WITH RELATED PERSONS AND INDEMNIFICATION

Policies and Procedures for Related Party Transactions

The Board reviews and considers the interests of its directors, executive officers and principal stockholders in its review and consideration of transactions and forms committees of non-interested directors when it determines that the formation of such committees is appropriate under the circumstances.

We have a written related party transaction policy. The policy provides that officers, directors, nominees for directors, holders of more than 5% of any class of our voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, will not be permitted to enter into a related-party transaction with ChargePoint without the prior consent of the Audit Committee, or other independent members of our Board in the event it is inappropriate for the Audit Committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000, must first be presented to the Audit Committee for review, consideration and approval. In approving or rejecting the proposed transactions, the Audit Committee will take into account all of the relevant facts and circumstances available. Approval of such transactions is given only if it is determined by the Audit Committee that such transactions is in, or not inconsistent with, the best interests of ChargePoint and its stockholders.

In addition to the compensation arrangements, including employment, termination of employment, and change in control arrangements and indemnification arrangements, discussed, when required, in this Proxy Statement, the following is a description of each transaction since February 1, 2023 and each currently proposed transaction in which:

- ChargePoint has been or is to be a participant;

- the amount involved exceeded or exceeds $120,000; and

- any of ChargePoint's directors, nominees for directors, executive officers or holders of more than 5% of its capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Registration Rights

In connection with the closing of the Business Combination, ChargePoint and the holders of registration rights in Switchback and Legacy ChargePoint (the "Registration Rights Holders") entered into an amended and restated Registration Rights Agreement (the "A&R Registration Rights Agreement"). Pursuant to the A&R Registration Rights Agreement, we filed a Registration Statement on Form S-1 on March 2, 2021 (the "First Registration Statement") and further filed a Post-Effective Amendment No. 3 to Form S-1 on Form S-3 on March 1, 2022, to maintain the effectiveness of the First Registration Statement. In certain circumstances, the Registration Rights Holders can demand up to four underwritten offerings and will be entitled to customary piggyback registration rights. Pursuant to the terms of the A&R Registration Rights Agreement, we filed an additional registration statement on Form S-1 on July 12, 2021, registering for resale 12,000,000 shares of our common stock held by the Registration Rights Holders.

Indemnification Agreements

Our Second Amended and Restated Certificate of Incorporation contains provisions limiting the liability of our directors, and our Bylaws provide that we will indemnify each of our directors to the fullest extent permitted under Delaware law. The Second Amended and Restated Certificate of Incorporation and our Bylaws also provide us with discretion to indemnify officers and employees when determined appropriate by the Board.

We entered into indemnification agreements with each of our directors and executive officers and certain other key employees. The indemnification agreements provide that we indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer or other key employee because of his or her status as one of our directors, executive officers or other key employees, to the fullest extent permitted by the DGCL, the Charter and our Bylaws. In addition, the indemnification agreements provide that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers, and other key employees in connection with a legal proceeding involving his or her status as a director, executive officer or key employee.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for Notices of Internet Availability of Proxy Materials or other Annual Meeting materials with respect to two or more stockholders sharing the same address by delivering a single Notice of Internet Availability of Proxy Materials or other Annual Meeting materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are ChargePoint Holdings, Inc. stockholders will be "householding" the Company's proxy materials. A single Notice of Internet Availability of Proxy Materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If you and another stockholder of record with whom you share an address participate in householding and you wish to receive an individual copy of our Proxy Materials now or discontinue your future participation in householding, please contact Broadridge Financial Solutions, Inc. toll-free at 1-866-540-7095 or by writing to Broadridge Financial Solutions, Inc., Attn: Householding Department, 51 Mercedes Way, Edgewood, NY 11717.

OTHER MATTERS

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires that our executive officers and directors, and persons who own more than 10% of our common stock, file reports of ownership and changes of ownership with the SEC. Such directors, executive officers and 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

SEC regulations require us to identify in this Proxy Statement anyone who filed a required report late during the most recent fiscal year. Based on our review of forms we received, or written representations from reporting persons stating that they were not required to file these forms, we believe that during our fiscal year ended January 31, 2024, all Section 16(a) filing requirements were satisfied on a timely basis with the exception of (i) late Forms 4 for Henrik Gerdes filed on February 22, 2024 and March 29, 2024 and (ii) a late Form 4 for Pasquale Romano filed on July 7, 2023.

Fiscal Year 2024 Annual Report and SEC Filings

Our financial statements for our fiscal year ended January 31, 2024, are included in our 2024 Annual Report, which we filed with the SEC on April 1, 2024 and which we will make available to stockholders at the same time as this Proxy Statement. This Proxy Statement and our 2024 Annual Report are posted on our website at www.chargepoint.com and are available from the SEC at its website at www.sec.gov. You may also obtain a copy of our 2024 Annual Report without charge by sending a written request to: Corporate Secretary, ChargePoint Holdings, Inc., 240 East Hacienda Avenue, Campbell, CA 95008.

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

ChargePoint Holdings, Inc.
Annual Report for the
fiscal year ended January 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2024

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-39004

ChargePoint Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**84-1747686**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
240 East Hacienda Avenue Campbell, CA	**95008**
(Address of Principal Executive Offices)	(Zip Code)

(408) 841-4500
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001	CHPT	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act:

Common Shares
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of voting stock held by non-affiliates of the Registrant on July 31, 2023, the last business day of the Registrant's most recently completed second fiscal quarter, based on the closing price of $8.66 for shares of the Registrant's common stock as reported by the New York Stock Exchange, was approximately $2.7 billion. Shares of common stock beneficially owned by each executive officer, director, and their affiliated holders have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The registrant had outstanding 423,359,511 shares of common stock as of March 19, 2024.


DOCUMENTS INCORPORATED BY REFERENCE


Portions of the Registrant's definitive proxy statement relating to its 2024 annual meeting of shareholders (the "2024 Proxy Statement") are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. The 2024 Proxy Statement will be filed with the U.S. Securities Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

Table of Contents

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 10-K (this "Annual Report") includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements could include, among other things statements regarding the future financial performance of ChargePoint Holdings, Inc. ("ChargePoint" or the "Company," or "we," "us," "our" and similar terms), as well as ChargePoint's strategy, future operations, future operating results, financial position, and resources, expectations regarding revenue, losses, costs, margins and prospects, as well as management plans and objectives. All statements, other than statements of present or historical fact included in this Annual Report, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "should," "could," "would," "expect," "plan," "anticipate," "intend," "believe," "estimate," "continue," "project" or negatives of such terms and other similar expressions that predict or indicate future events or trends or that are not statements of present or historical matters. These statements are based on various assumptions, whether or not identified herein, and on the current expectations of ChargePoint's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of, fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of ChargePoint. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about ChargePoint that may cause the actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. If any of these risks materialize or ChargePoint's assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that ChargePoint does not presently know or that ChargePoint currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect ChargePoint's expectations, plans or forecasts of future events and views as of the date hereof. ChargePoint anticipates that subsequent events and developments will cause ChargePoint's assessments to change. These forward-looking statements should not be relied upon as representing ChargePoint's assessments as of any date subsequent to the date hereof. Accordingly, undue reliance should not be placed upon the forward-looking statements. ChargePoint cautions you that these forward-looking statements are subject to numerous risk and uncertainties, most of which are all difficult to predict and many of which are beyond the control of ChargePoint.

The following factors, among others, could cause actual results to differ materially from forward-looking statements:

- ChargePoint experiences delays in new product introductions or adoption;

- ChargePoint's ability to expand its business in Europe and the United States;

- the electric vehicle ("EV") market and deliveries of passenger and fleet vehicles may not grow as expected;

- ChargePoint may not attract a sufficient number of EV fleet owners or operators as customers;

- incentives from governments or utilities may not materialize or may be reduced, which could reduce demand for EVs, or the portion of regulatory credits that customers claim may increase, which would reduce ChargePoint's revenue from such incentives;

- the impact of competing technologies or technological changes that result in reduced demand for EVs or other adverse effects on the EV market or our business;

- data security breaches or other network outages;

- ChargePoint's ability to remediate its material weaknesses in internal control over financial reporting;

- ChargePoint's success in retaining or recruiting, or changes in, its officers, key employees or directors;

- changes in applicable laws or regulations;

- the impact of actual or threatened litigation;

- ChargePoint's ability to maintain a strong balance sheet and to raise capital as needed to support its business and pursue growth opportunities;

- ChargePoint's ability to integrate acquired assets and businesses into ChargePoint's own business and the expected benefits from acquired assets to ChargePoint, its customers and its market position; and

- the possibility that ChargePoint may be adversely affected by other economic factors including macroeconomic conditions such as inflation, rising interest rates, geopolitical factors, foreign exchange volatility, adverse

developments in the financial service industry, slower growth or recession or other business factors or other competitive factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other risk factors included herein. Forward-looking statements reflect current views about ChargePoint's plans, strategies and prospects, which are based on information available as of the date of this Annual Report. Except to the extent required by applicable law, ChargePoint undertakes no obligation (and expressly disclaims any such obligation) to update or revise the forward-looking statements whether as a result of new information, future events or otherwise.

PART I

Item 1. Business.

ChargePoint Holdings, Inc. (“ChargePoint”) is a leading electric vehicle (“EV”) charging technology solutions provider. ChargePoint is broadly driving the shift to electric mobility by providing networked charging solutions in North America and Europe across commercial (e.g., retail, workplace, hospitality, parking, recreation, municipal, education and highway fast charge), fleet (e.g., delivery, take home, logistics, motor pool, transit and shared mobility) and residential (e.g., single family homes and multi-family apartments and condominiums) verticals. As of January 31, 2024, ChargePoint has activated approximately 286,000 ports on its network, including approximately 24,000 direct current, or “DC,” “fast charging” ports, excluding single family home ports. ChargePoint’s roaming integrations enable EV drivers to access more than 631,000 additional third-party ports in North America and Europe through ChargePoint’s mobile and in-dash applications.

ChargePoint sells networked charging hardware, connected through cloud-based software services (“Cloud” or “Cloud Services”) and supported by extended parts and labor warranty solutions (“Assure”). ChargePoint sells these solutions to commercial, fleet and residential customers to enable electrification, and has developed a strong network of channel partners and distributors to support its growth. Historically, ChargePoint has not sold networked charging hardware without its software, typically does not own or operate EV charging assets, does not monetize drivers, and does not rely upon profits from the sale of electricity. By pursuing this “capital light” business model, ChargePoint has been able to focus its investments on research and development of its diverse portfolio of networked Level 2, or alternating current (“AC”), and Level 3 DC fast charging hardware, and its software solutions for drivers, hosts and fleet operators, while simultaneously scaling active networked ports more cost efficiently as compared to other models in the EV industry, where the charging station operator, or “CPO,” deploys its capital to purchase, install and manage the charging stations, owns and operates the charging station and depends upon profits on the sale of electricity for its return on capital deployed. Finally, ChargePoint believes its go-to-market strategy of ensuring site owners or CPOs have full control over branding, access, pricing and policies enables them to provide their employees and customers with a better charging experience.

ChargePoint’s networked charging solutions can charge most types of EVs—from cars, trucks and delivery vehicles to buses and 18-wheelers—regardless of manufacturer or connector type, most recently adding SAE J3400, formerly known as the North American Charging Standard or NACS, connector options to both commercial and home chargers. ChargePoint supports all leading connector types and believes it will benefit directly and proportionately from the broad trend in vehicle electrification because the breadth of its solutions means it does not need to identify which vehicles will come to market first nor which segments or manufacturers will be successful. ChargePoint has historically seen a correlation between new passenger EV sales in North America and its charging port growth in North America, which gives ChargePoint confidence in its growth prospects going forward as its verticals and geographic markets continue to go electric.

The ChargePoint Model and Network Effect for EV Fueling

ChargePoint believes fueling EVs is radically different from the current “gas station” model for fueling traditional gas-powered vehicles. Passenger vehicles spend 95% of their time parked, and most fleet vehicles also have substantial “dwell time.” This driver behavior is the impetus behind ChargePoint’s deployment of AC chargers (for longer dwell-time sessions) in addition to DC fast charging ports (for shorter dwell-time sessions). Unlike gasoline, electricity is pervasively and safely distributed, so fueling can shift to a model where vehicles charge where they are parked and while their drivers—individual or fleet—are engaged in other activities.

ChargePoint believes EV charging will principally transition from an inconvenient, dedicated fueling stop at a destination to convenient charging mapped to the dwell time, and for certain fleet applications, the size and route requirements, of the vehicle. These factors in turn drive the selection of charging solutions, since DC ports are significantly more expensive than AC ports to purchase, install and operate due to the higher charging rate. In short, ChargePoint believes customers want to choose the most cost-effective solutions for their vehicle charging applications, which can be AC or DC only or a blend, based on their specific needs. ChargePoint has developed a comprehensive platform of AC and DC charging products, Cloud subscriptions, Assure warranty coverages and professional services designed to ensure it can cost effectively deliver the solutions that best meet the customer’s specific requirements.

From a network effect perspective, ChargePoint’s goals are ubiquity, accessibility, usability and reliability. Charging infrastructure should be broadly distributed, easily found, easy to use and should always work. ChargePoint believes its ports under management and roaming relationships support one of the largest and growing networks of EV charging infrastructures available. Charging ports are easily located via ChargePoint’s mobile and in-dash applications, and ChargePoint’s networked hardware is easy to use through those applications and to manage via its Cloud Services provided to hosts. And most importantly, ChargePoint’s networked hardware is designed for high uptime, monitored and managed through its Cloud application, and supported via its customer support organization and a large network of service partners. These attributes and mobile and in-dash applications create a charging network that encourages hosts and drivers to expand with ChargePoint.

The Portfolio

ChargePoint primarily generates revenue through the sale of networked charging hardware combined with its Cloud Services billed as a subscription. ChargePoint also provides an extended parts and labor warranty, Assure, as an annual subscription. These products are available to commercial and fleet customers as software-only or a combination of software, hardware, and extended parts and labor warranty solutions. ChargePoint offers both an upfront sale of the charging station hardware with separate subscriptions for

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Cloud Services and Assure, or ChargePoint as a Service, referred to as CPaaS, in which charging station hardware, Cloud Services and Assure are bundled into a multi-year or annual subscription.

- *Hardware Portfolio Powered by Cloud Services*. ChargePoint believes it offers among the industry's leading hardware for AC and DC charging and does not sell these solutions without a Cloud Services subscription. ChargePoint's solutions deliver differentiated features and high efficiency in power and footprint, with a modular and scalable architecture created for high availability, easy expansion and efficient serviceability. ChargePoint thoroughly tests its products, including interoperability checks for different types of EVs, for a range of functional, climate and environmental conditions and for high, long-term reliability. ChargePoint's stations are available with customizable video and signage options for customers who want to promote their brand.

    ◦ **AC Solutions**:

        ▪ ChargePoint's newest family of charging stations, the CP6000 series, is part of a complete commercial and fleet charging solution, including power management and enhanced maintenance services. The CP6000 family of charging stations are UL® and ENERGY STAR® certified as well as compliant with the ISO 15118 communication standard and can deliver up to 19.2kW per port. With standard connector options for SAE J1772 and, in 2024 SAE J3400, ChargePoint's CP6000 charging stations can charge almost any EV model in North America.

        ▪ ChargePoint's CT4000 family of charging stations is UL® and ENERGY STAR® certified. All CT4000 models offer one or two standard SAE J1772 AC charging ports with locking holsters, capable of delivering up to 7.2kW per port.

        ▪ ChargePoint's AC solutions further includes the CPF50 family of charging station designed for use in fleet and multi-family applications and the ChargePoint Home Flex designed for fast, flexible home charging. Both the CPF50 and ChargePoint Home Flex are UL® and ENERGY STAR® certified with standard SAE J1772 or SAE J3400 AC charging ports making them safe, reliable, and energy efficient.

    ◦ **DC Solutions**:

        ▪ ChargePoint's family of Express and Express Plus fast charging DC solutions are configurable and extensible solutions intended to serve high-powered charging applications necessary for fleet, interstate corridor, fueling, convenience and other fast charge applications. ChargePoint's Express and Express Plus fast-charging DC solutions are compatible with global charging connector standards including CCS1, CCS2, SAE J3400 and CHAdeMO connector types and ISO communication standards. ChargePoint's Express products can dispense up to 62.5kW per port and up to 500kW per port depending on configuration with Express Plus. Beginning in 2024, ChargePoint added a pantograph connector option for its family of Express Plus fast chargers designed specifically for bus fleet operations.

- *Advanced Cloud Services to Scale Charging Infrastructure.* Cloud Services subscription enables commercial and fleet customers to manage charging in their parking lots and depots. Features are tuned for a variety of settings. Retailers can optimize charging station locations and pricing for foot traffic and loyalty. Employers and multi-family commercial real estate operators can make fueling an efficient benefit to attract talent or tenants. Parking operators can vary pricing to reflect market conditions, and fleet operators can manage use cases from having drivers take their own vehicles home every day to high-power, high-complexity centralized fleet depots. As of January 2024, ChargePoint received Federal Risk and Authorization Management Program ("FedRAMP") authorization. All ChargePoint Cloud Services products are FedRAMP-authorized and meet all FedRAMP requirements. These requirements include best-in-class data security, dedicated cloud hosting for federal customers, and rigorous standards for authorization, access, and continuous monitoring.

- Cloud Services capabilities include the functionality below:

    ▪ **Station and site host management**: making charging accessible to the public or select users, simplifying management of multiple charging sites and their parking policies, enabling sub-hosts, delivery of analytics, utilization reporting, remote diagnosis and updates with the latest software features.

    ▪ **Host pricing and payment remittance capabilities**: enabling site hosts or station owners to set pricing, including support for pricing scenarios (e.g., by driver group, time of day, idle status, energy dispensed, by session). Remittance is possible to one or many accounts.

    ▪ **Energy management**: enabling stations to share circuits, oversubscribing electrical panels to add more ports beyond the peak electrical capacity, and supporting the creation of advanced groups and rules which enable energy use policies. Energy management can be integrated with support for building load management and integration with utility load management programs.

- ▪ **Driver management tools**: enabling convenience features including specific user access via the ChargePoint connections system, the creation of driver groups to support a site host policy and waitlist or reservation features for drivers to reserve a place in line, among other features.

- ▪ **Integration with route planning systems for fleets**: enabling on-budget deadline scheduling in accordance with energy rate structures and on-site energy storage. On-site and on-route charging are supported and fueling payment is facilitated by integration with leading fuel cards.

- ▪ **Cloud Service solutions for all use cases**: enabling CPOs to choose ChargePoint's Cloud Services while selecting their choice of third-party hardware or e-mobility services providers ("eMSPs") to build and integrate their solutions with ChargePoint's Cloud Services, provides an extensible solution to any CPO or eMSP. ChargePoint's software platform enables charging station owners, CPOs and eMSPs to manage costs, optimize fleet operations, integrate loyalty programs and manage payments, all while empowering seamless integrations with customer workflows, fuel and fleet cards providers, payment processors, utilities, energy services and more.

ChargePoint believes that as EV penetration rises, so does the importance of Cloud Services to help manage charging complexity. Some examples include:

- • The ability for commercial customers to adjust the rate at which vehicles charge to match the natural parking duration at the site and to avoid peak or demand charges.

- • Charging infrastructure made available to the public during the day can be reserved for private fleets at night or to employees during the day and open to the public at night. Fleet software integrations also offer load control, charging scheduling and alerts to reduce cost and improve reliability. The software is designed to integrate with fuel management systems, fleet operations software and vehicle telematics to enable seamless integration into fleet processes.

- • Ecosystem integrations enable drivers to access charging functionality via in-vehicle infotainment systems, consumer mobile applications, payment systems, mapping tools, home automation assistants, fleet fuel cards, wearables and residential utility programs.

All ChargePoint commercial ports are integrated into one network available to drivers who can use the ChargePoint mobile application to find charging locations, check availability, start sessions, set up reservations for a charging station, pay for charging, use their ChargePoint account to roam across networks, access preferential pricing and loyalty offers and track the estimated avoidance of CO2 emissions in comparison to the use of liquid fuel.

- • *Parts and Labor Warranty Subscriptions and Customer Support Foster Loyalty*. ChargePoint offers the Assure warranty services which include proactive monitoring, fast response times, parts and labor warranty, expert advice and robust reporting. ChargePoint also provides phone support in multiple languages to both site hosts and drivers. Rising EV adoption creates more awareness and utilization. ChargePoint believes the quality of the ChargePoint experience generates driver satisfaction and therefore encourages customers to purchase additional networked chargers and Cloud Services, creating a virtuous cycle of growth from customers expanding their charging capacity.

- • *Network Operations Center Improves Driver Experience*. In August 2023, ChargePoint launched its Network Operations Center to address network reliability which is often considered to be a barrier to mainstream EV adoption. ChargePoint's Network Operations Center features 24/7 proactive station monitoring and predictive analytics to find anomalies before the station owner or drivers notice them. ChargePoint's Network Operations Center leverages multiple sources of driver feedback, including ChargePoint's mobile app, calls to ChargePoint's driver support line and social listening, to enhance the completeness of actionable insights, with the ultimate goal of driving charging station uptime. ChargePoint defines "uptime" as the percentage of ChargePoint charging ports which are capable of dispensing energy at any given moment.

Go to Market Strategy

ChargePoint sells networked charging solutions in North America and Europe, and as of January 31, 2024, its customer base includes 74% of the 2023 Fortune 50 list of companies. It is focused on three key verticals: commercial, fleet and residential.

- • *Commercial*: Commercial businesses already own or lease parking and many wish to electrify. These include retail centers, offices, medical complexes, schools, airports, municipalities, convenience stores, recreation centers and fast fueling sites, among others. ChargePoint believes commercial businesses view charging as essential and invest to attract tenants, employees, customers and visitors, generate direct and indirect income, and achieve sustainability goals. ChargePoint believes commercial businesses choose ChargePoint based on solution completeness (they are not responsible for being the integrator or support agent for drivers) and the quality that comes from designing hardware, software and services together. These customers benefit from drivers that are typically familiar with ChargePoint's products and services, including access to a free, top-rated application, around-the-clock support, and integration to popular mapping platforms, payment systems and wearables. Brand awareness, education and demand marketing programs generate sales opportunities. ChargePoint accesses the commercial market via its direct sales force (inside and field teams) and channel partners.

- *Fleet*: Fleet customers are public and private organizations that operate vehicle fleets in delivery/logistics, sales/service/motor pool shared transit and ride-sharing service operators. ChargePoint believes these customers choose to electrify their fleets for economic reasons, as the comparative total cost of ownership compellingly favors electrification. EV charging solutions can help them design and fuel operations, manage operating costs and achieve sustainability goals. ChargePoint provides a flexible architecture of networked charging stations, Cloud Services subscriptions, professional services, support, monitoring and parts and labor warranties needed to support all use cases, from single vehicle take-home fleets to full-scale electrified depots. Importantly, with ChargePoint's FedRAMP authorization, ChargePoint is well positioned to serve government-owned and privately-owned EV charging needs for federal fleets in furtherance of U.S. federal government EV charging objectives. ChargePoint accesses the fleet market via its direct sales force and channel partners.

- *Residential*: ChargePoint offers residential EV charging solutions for drivers in single-family residences who want the convenience of fueling at home with the ability to optimize energy costs and full integration with the same mobile application they use for charging away from home. Residential charging solutions include the capability to manage grid load in conjunction with utility programs and EV fueling rate programs. ChargePoint accesses single-family residential opportunities through direct marketing to the consumer using proprietary and third-party e-commerce platforms, as well as through partnerships with utilities, original equipment manufacturers ("OEMs"), car dealerships and insurance companies. For apartments and condominium settings, ChargePoint offers landlords and owner associations the ability to offer charging billed directly to the tenant. ChargePoint also offers customer support around-the-clock and in multiple languages. ChargePoint accesses this residential vertical via direct marketing and channel partners, including ChargePoint's proprietary webstore and other e-commerce platforms across United States and Canada.

Because ChargePoint rarely owns and operates charging infrastructure, it is able to allocate capital strategically towards ChargePoint's initiatives in research and development, marketing and sales and public policy.

- *Research and Development*. With a singular focus on EV charging, ChargePoint offers a complete set of networked charging solutions for most EV charging use cases in North America and Europe.

- *Go to Market.* ChargePoint has built a strong marketing and sales engine in North America and Europe, with an established direct sales channel, digital marketing capability and substantial channel sales. ChargePoint's success is dependent in part upon establishing and maintaining relationships with a variety of channel partners that it utilizes to extend its geographic reach and market penetration. ChargePoint uses a two-tiered, indirect fulfillment model whereby ChargePoint sells its products and services to its distributors, which in turn sell to resellers, which then sell to end users. ChargePoint refers to these end users as its customers. ChargePoint anticipates that it will continue to rely on this two-tiered sales model in order to help facilitate sales of ChargePoint's products and to grow its business internationally. ChargePoint also has nationwide and local partners who sell, install and maintain ChargePoint solutions.

- *Public Policy*. ChargePoint has also supported early and sustained investments in government and utility relationships. ChargePoint advocates for policies that advance electric mobility and ensure a healthy industry with a focus on competition, innovation and customer choice, including:

  ▪ Support for vehicle electrification policy and climate action, such as zero emission vehicle requirements, fossil fuel bans and transit electrification directives;

  ▪ Partnership with North America's leading utilities to scale the new electric fueling network, including enabling the resale of electricity, securing fast charging-friendly tariffs, developing make-ready programs, creating customer incentive programs and informing utility commission decisions and legislation; and

  ▪ Reduction in barriers to infrastructure deployment including construction costs, permitting, building codes and right to charge policies for renters and tenants.

Competition

While ChargePoint believes that its capital-light business model and comprehensive offering of hardware and software solutions provides a distinct competitive advantage, ChargePoint has competitors in different sectors of the market, including: (i) manufacturers of non-networked hardware charging systems, such as Tesla, Inc., ABB Ltd., Siemens AG, Alpitronics GmbH Srl, Kempower Oyj, and Alfen N.V., (ii) software providers that offer solutions to access and manage non-networked hardware charging systems, such as Driivz Ltd., EV Connect, Inc., and Monta ApS and (iii) CPOs or auto OEMs that acquire access to sites and leverage first or third-party hardware and software to build out charging infrastructure to sell energy, such as EVgo, Inc., Electrify America, Blink Charging Co. and Tesla, Inc.

ChargePoint provides custom charging solutions tailored to fit the needs of our customers, whether that means purchasing ChargePoint's comprehensive solution including hardware, software, services and support, or selecting ChargePoint's Cloud software to integrate with third-party hardware of choice. While ChargePoint believes that the full functionality of its comprehensive suite of hardware and software provides the best customer experience, ChargePoint actively deploys ChargePoint Cloud software onto third-party hardware to fit the unique business needs of its customers. As primarily a non-asset owner, ChargePoint does not compete directly with CPOs.

ChargePoint thus believes its primary differentiators are:

- comprehensive and fully integrated Cloud Services stack for all AC and DC charging system solutions for each charging vertical – commercial, fleet and residential;

- size and scale of its networked charging system, including roaming partners;

- variety and quality of networked charging system product offerings for AC and DC applications;

- reliable product performance, testing and certifications;

- ease of use of its Cloud Services, mobile and in-dash driver applications and features;

- brand awareness;

- quality of driver and charging system owner support; and

- scale of operations.

ChargePoint believes it competes favorably with respect to each of these factors.

North America

ChargePoint believes it leads the North America market in the sale of commercial AC chargers. ChargePoint also has a strong market position in AC chargers for use at home or multifamily settings and high-power DC chargers for fleet applications, urban fast charging, corridor or long-trip charging. While ChargePoint's primary business model does not include owning and operating networked charging stations, ChargePoint does face competition from EV charging providers that also operate as CPOs, such as Blink Charging Co. and Tesla, Inc.

Europe

The market in Europe is highly fragmented in terms of both providers and solutions, with many companies providing hardware only or software only, and few providing both. ChargePoint believes its portfolio breadth and range of hardware and Cloud solutions position it well to succeed broadly in Europe, and thus has invested, and will continue to invest, heavily in its strategy to establish a successful pan-European presence that maps to major pan-European customers and provides a seamless experience for drivers as they travel. ChargePoint operates in Europe primarily by selling its proprietary networked charging stations or white-labeled third-party charging stations bundled with its Cloud Services. ChargePoint further provides software-only solutions by licensing its charging management system to eMSPs to serve as the backend or technology stack for eMSPs offering their own proprietary mobility and roaming services.

Growth Strategies

ChargePoint estimates it had approximately a 54% market share in publicly available networked AC charging in North America as of January 31, 2024. ChargePoint began European operations in late 2017 and currently operates in 18 European countries. It expects significant market opportunities for fleet solutions as fleet EVs begin to arrive in more meaningful volume. ChargePoint believes the breadth and quality of its networked EV charging solutions, market share and driver awareness typically lead to customer loyalty, whereby customers typically choose to expand their charging footprint with ChargePoint as EV penetration rises and/or charging utilization at their location increases. Over the years, ChargePoint's customers have typically renewed their Cloud Services subscriptions and have expanded the number of charging ports they purchase from ChargePoint. Growth is also supported by comprehensive ecosystem integrations ChargePoint has enabled that keep the ChargePoint brand top of mind with drivers, including in-vehicle infotainment systems, consumer mobile applications, payment systems, mapping tools, home automation assistants, fleet fuel cards, wearables and residential utility programs.

ChargePoint's growth strategies to continue to scale networked EV charging are as follows:

- ***Accelerate alternative EV charging offerings***. ChargePoint intends to maintain its leadership position with continued efficient investment in the development of charging station technologies and Cloud solutions. In addition, ChargePoint intends to expand its product offerings beyond its historical model of a site host or customer owning and operating charging as a capital expenditure.

- ***Invest in expanding ChargePoint's customer base***. In both North America and Europe, ChargePoint intends to continue attracting new customers and pursuing a "land-and-expand" model which encourages existing customers to increase their charging footprint with ChargePoint over time as EV penetration increases.

- ***Accelerate Cloud Service solutions for all use cases***. In both North America and Europe, ChargePoint intends to be the software enabler for CPOs, both CPOs who choose to use ChargePoint hardware and CPOs who choose to use third-party chargers, and for eMSPs looking to build and integrate their solutions with ChargePoint's Cloud and charger management system backend.

Manufacturing, Logistics and Fulfillment

ChargePoint has historically designed its products in-house and outsourced production to contract manufacturers based in the United States, Mexico, Asia and Europe. The majority of its hardware products are manufactured in Mexico. Components are sourced from a number of global suppliers, with concentrations in the United States and Asia. ChargePoint deploys a global supply chain management team that works proactively with piece part and final assembly supply partners. That supply management team readies factories for new products, puts in place and monitors quality control points, plans ongoing production, issues purchase orders and coordinates deliveries to distribution hubs that ChargePoint manages in North America and Europe.

ChargePoint works with third-party fulfillment partners that deliver its charging stations from multiple locations, which it believes allows it to reduce order fulfillment time and shipping costs.

Seasonality

Almost all of ChargePoint's commercial and fleet charging stations are installed and utilized outdoors and ChargePoint operates and conducts its sales primarily in the Northern Hemisphere. Seasonal changes and other weather-related conditions can affect the sales volumes and installation rates of ChargePoint's products, primarily due to the impact of winter weather on construction timelines and delays. In addition, many of ChargePoint's customers complete their annual budget approval cycle in ChargePoint's fourth quarter. Therefore, the financial results for any quarter do not necessarily indicate the results expected for the fiscal year. Normally, the highest sales and earnings are in ChargePoint's fourth quarter and the lowest are in its first quarter, commencing in February annually.

Government Regulation

ChargePoint's business is subject to a changing framework of laws and regulations at the federal, state, regional and local level as well as in foreign jurisdictions. For example, substantially all of ChargePoint's manufacturing operations are subject to complex trade, import and customs laws, regulations and tax requirements such as sanctions orders or tariffs. In addition, the countries in which ChargePoint's products are manufactured or imported may from time to time impose additional duties, tariffs or other restrictions on ChargePoint's imports or adversely modify existing restrictions. Changes in tax policy or trade regulations or the imposition of new tariffs on imported products, could have an adverse effect on ChargePoint's business, results of operations and competitive position. State, regional and local regulations for installation of EV charging stations also apply to ChargePoint and vary from jurisdiction to jurisdiction and may include permitting requirements, inspection requirements, licensing of contractors and certifications as examples. Compliance with such regulation(s) may cause shipping, installation, or commissioning delays. ChargePoint is also subject to other complex foreign and United States laws and regulations related to anti-bribery and corruption laws, antitrust or competition laws and sanctions compliance, among others. ChargePoint has policies and procedures in place to promote compliance with these laws and regulations, however, government regulations are subject to change, and accordingly ChargePoint is unable to assess the possible effect of compliance with future requirements or whether ChargePoint's compliance with such regulations, or failure to adequately comply, will adversely affect ChargePoint's business, competitive position or ability to invest in capital expenditures in the future. As of January 2024, ChargePoint became one of the first providers of EV charging solutions to receive Federal Risk and Authorization Management Program (FedRAMP) authorization from the United States federal government. All ChargePoint Cloud products are now FedRAMP-authorized and meet all FedRAMP requirements. These requirements include best-in-class data security, dedicated cloud hosting for federal customers, and rigorous standards for authorization, access, and continuous monitoring.

OSHA

ChargePoint is subject to the Occupational Safety and Health Act of 1970, as amended ("OSHA"). OSHA establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by OSHA and various record keeping, disclosure and procedural requirements. Various standards, including standards for notices of hazards, safety in excavation and demolition work and the handling of asbestos, may apply to ChargePoint's operations. ChargePoint believes it is in full compliance with OSHA regulations.

Metrology

ChargePoint products are subject to regulations and certification requirements governing accuracy and other characteristics of embedded metrology for dispensing of electricity through charging stations. ChargePoint has received certification for some products in the European Union under the Measurement Instrument Directive (MID), in the United Kingdom under the Measurement Instrument Regulation (MIR), the United States under the National Type Evaluation Program (NTEP), and in California under the California Type Evaluation Program (CTEP) as regulated by the Department of Food and Agriculture Division of Measurement Standards. ChargePoint is in the process of seeking additional certifications on products in Germany and Canada. Field testing to validate meter accuracy may also be carried out by various government entities responsible for ensuring the accuracy of transactions based on measured quantities, similar to the way gasoline pumps or grocery store scales are audited.

Privacy and Data Security Laws

ChargePoint is currently subject, and may in the future be subject, to numerous privacy and data security laws. For example, some U.S. states, members of the European Economic Area, the United Kingdom, Mexico, China, and many other jurisdictions in which ChargePoint operates or plans to operate have adopted some form of privacy and data security laws and regulations that impose significant compliance obligations.

In the European Economic Area ("EEA"), the processing of personal data (i.e., data which identifies an individual or from which an individual is identifiable) is governed by the EU General Data Protection Regulation 2016/679 (the "EU GDPR"). The UK has implemented the EU GDPR as the UK GDPR (together with the EU GDPR, the "GDPR") which sits alongside the UK Data Protection Act 2018 and Switzerland has implemented similar laws. The GDPR has direct effect where an entity is established in the EEA/UK (as applicable) and has extra-territorial effect where an entity established outside of the EEA/UK (as applicable) processes personal data in relation to the offering of goods or services to individuals in the EEA/UK (as applicable) or the monitoring of their behavior.

The GDPR imposes obligations on companies which can vary depending on the role that company takes. These obligations include granting individuals certain rights over personal data about them or relating to them, requirements around the disclosures and choices provided to those individuals, obligations to maintain certain documentation and to ensure specific contractual provisions are in place where engaging a third party, and requirements to safeguard personal data and to notify certain personal data breaches.

The EU GDPR also prohibits the international transfer of personal data originating in the EEA to jurisdictions that the European Commission does not recognize as having an 'adequate' level of data protection unless a data transfer mechanism has been put in place or a derogation under the EU GDPR can be relied on. In July 2020, the Court of Justice of the EU ("CJEU") in its Schrems II judgement limited how organizations could lawfully transfer personal data from the EEA to the U.S. by invalidating the EU-US Privacy Shield for purposes of international transfers and imposing further restrictions on the use of standard contractual clauses ("EU SCCs"), including a requirement for companies to carry out a transfer privacy impact assessment ("TIA"). A TIA, among other things, assesses laws governing access to personal data in the recipient country and considers whether supplementary measures that provide privacy protections additional to those provided under EU SCCs will need to be implemented to ensure an 'essentially equivalent' level of data protection to that afforded in the EEA. On October 7, 2022, U.S. President Biden introduced an Executive Order to facilitate a new Trans-Atlantic Data Privacy Framework ("DPF") and on 10 July 2023, the European Commission adopted its Final Implementing Decision granting the U.S. adequacy ("Adequacy Decision") for EU-US transfers of personal data for entities self-certified to the DPF. Entities relying on EU SCCs for transfers to the U.S. are also able to rely on the analysis in the Adequacy Decision as support for their TIA regarding the equivalence of U.S. national security safeguards and redress.

The UK GDPR also imposes similar restrictions on transfers of personal data from the UK to jurisdictions that the UK Government does not consider adequate, including the U.S. The UK Government has published its own form of the EU SCCs, known as the International Data Transfer Agreement and an International Data Transfer Addendum to the new EU SCCs. The UK Information Commissioner's Office ("ICO") has also published its own version of the TIA and guidance on international transfers, although entities may choose to adopt either the EU or UK-style TIA. Further, on September 21, 2023, the UK Secretary of State for Science, Innovation and Technology established a UK-U.S. data bridge (i.e., a UK equivalent of the Adequacy Decision) and adopted UK regulations to implement the UK-U.S. data bridge ("UK Adequacy Regulations"). Personal data may now be transferred from the UK under the UK-U.S. data bridge through the UK extension to the DPF to organizations self-certified under the UK extension to DPF. There is also a Swiss extension to the DPF.

Data protection supervisory authorities have the power under the EU GDPR to (amongst other things) impose fines for serious breaches of up to the higher of 4% of the organization's annual worldwide turnover or €20.0 million. Individuals also have a right to compensation, as a result of an organization's breach of the GDPR which has affected them, for financial or non-financial losses (e.g., distress).

The GDPR has increased ChargePoint's responsibility and potential liability and ChargePoint may be required to put in place additional mechanisms to ensure compliance with the GDPR, which could divert management's attention and increase its cost of doing business, and despite ChargePoint's ongoing efforts to bring its practices into compliance with the GDPR, it may not be successful.

ChargePoint is also subject to the e-Privacy Directive and the EU member states' additions to and implementation of the e-Privacy Directive. The e-Privacy Directive's provisions include requirements concerning the use of cookies and other tracking technologies and the use of personal information in marketing, including requirements to obtain consent from individuals to receive unsolicited electronic marketing communications and the requirement to provide those individuals with the ability to opt-out of future communications. Similarly, the CAN-SPAM Act in the United States governs email marketing. These and other cookie, email and marketing regulations increase ChargePoint's regulatory compliance obligations and risks.

Additionally, ChargePoint is governed by a California state privacy law called the California Consumer Privacy Act of 2018, ("CCPA"), as amended by the California Privacy Rights Act in 2020 ("CPRA"), which contains requirements similar to the GDPR for the handling of personal information of California residents. The CCPA establishes a privacy framework for covered businesses, including an expansive definition of personal information and data privacy rights for California residents. The CCPA includes a framework with potentially severe statutory damages and private rights of action. The CCPA requires covered companies to provide new disclosures to California consumers (as that word is broadly defined in the CCPA), and new ways for such consumers to opt-out of

certain sales of personal information, and to allow for a new cause of action for data breaches. Moreover, the CPRA significantly modified the CCPA, including by imposing further requirements relating to data minimization and correction; expanding consumers' rights, including the right to opt-out of the use of their personal information in online behavioral advertising and to opt-out of certain types of consumer profiling; and sunsetting exemptions for business-to-business personal information and employee information. The CPRA also created a new state agency vested with authority to implement and enforce the CCPA and the CPRA. This agency, known as the California Privacy Protection Agency ("CPPA") is authorized to implement regulations, and has drafted broad and new privacy requirements in this role. New legislation proposed or enacted in various other states will continue to shape the data privacy environment nationally. For example, Virginia enacted the Virginia Consumer Data Protection Act ("CDPA"), which became effective on January 1, 2023, the Colorado Privacy Act ("CPA") which became effective on July 1, 2023; the Utah Consumer Privacy Act ("UCPA") which became effective December 1, 2023; and the Connecticut Data Privacy Act, which became effective on July 1, 2023. These state laws are similar to the CCPA and CPRA, but aspects of these state privacy statutes remain unclear, resulting in further legal uncertainty. Several states have also passed similar privacy laws that will become effective in 2024 or later, including Delaware, Indiana, Iowa, Montana, New Jersey, Oregon, Tennessee and Texas. The United States federal government is also considering legislation governing privacy and security issues, including the possibility of private rights of action. This creates legal uncertainty with respect to federal law as well as the impact such laws will have on state statutes. Additionally, the Federal Trade Commission ("FTC") engages in regulatory investigations of privacy and security practices that may violate Section 5(a) of the Federal Trade Commission Act, which prohibits unfair methods of competition, and unfair or deceptive acts or practices affecting commerce. These regulatory investigations can lead to consent decrees or litigation with the FTC and the Department of Justice. FTC consent decrees often mandate detailed privacy and security programs with annual audits for up to twenty years. Furthermore, state attorneys general may also join together to file lawsuits based on violations of applicable state privacy acts. In the event ChargePoint is subject to litigation, penalties, or enforcement actions pursuant to the GDPR, CCPA, CPRA, the FTC or applicable state laws, ChargePoint may be subject to fines and penalties, remediation measures which will divert management's time and attention, as well as harm to its reputation.

The GDPR, CCPA, CPRA, and other state laws exemplify the vulnerability of ChargePoint's business to the evolving regulatory environment related to personal data. Other states in the United States may pass or are considering privacy laws, and additional countries have in recent years implemented new privacy laws. ChargePoint's compliance costs and potential liability may increase as the result of additional national and international regulatory requirements related to data privacy and data security.

Waste Handling and Disposal

ChargePoint is subject to laws and regulations regarding the handling and disposal of hazardous substances and solid wastes, including electronic wastes and batteries. These laws generally regulate the generation, storage, treatment, transportation and disposal of solid and hazardous waste, and may impose strict, joint and several liability for the investigation and remediation of areas where hazardous substances may have been released or disposed. For instance, Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the Superfund law, in the United States and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that contributed to the release of a hazardous substance into the environment. These persons include current and prior owners or operators of the site where the release occurred as well as companies that disposed or arranged for the disposal of hazardous substances found at the site. Under CERCLA, these persons may be subject to joint and several strict liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the Environmental Protection Agency and, in some instances, third-parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. ChargePoint may handle hazardous substances within the meaning of CERCLA, or similar state statutes, in the course of ordinary operations and, as a result, may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites at which these hazardous substances have been released into the environment.

ChargePoint also generates solid wastes, which may include hazardous wastes that are subject to the requirements of the Resource Conservation and Recovery Act ("RCRA") and comparable state statutes. While RCRA regulates both solid and hazardous wastes, it imposes strict requirements on the generation, storage, treatment, transportation and disposal of hazardous wastes. Certain components of ChargePoint's products are excluded from RCRA's hazardous waste regulations, provided certain requirements are met. However, if these components do not meet all of the established requirements for the exclusion, or if the requirements for the exclusion change, ChargePoint may be required to treat such products as hazardous waste, which are subject to more rigorous and costly disposal requirements. Any changes in the laws and regulations, or ChargePoint's ability to qualify the materials it uses for exclusions under such laws and regulations, could adversely affect ChargePoint's operating expenses.

Similar laws exist in other jurisdictions where ChargePoint operates. Additionally, in the EU, ChargePoint is subject to the Waste Electrical and Electronic Equipment Directive ("WEEE Directive"). The WEEE Directive provides for the creation of a collection scheme where consumers return electrical and electronic equipment waste to merchants, such as ChargePoint. If ChargePoint fails to properly manage such electrical and electronic equipment waste, it may be subject to fines, sanctions, or other actions that may adversely affect ChargePoint's financial operations.

For more information on the potential impacts of government regulations affecting ChargePoint's business, see "Risks Related to Legal Matters and Regulations" set forth under "Risk Factors" included under Part I, Item 1A.

Research and Development

ChargePoint's research and development team is responsible for designing, developing, manufacturing, testing and sustaining its products. ChargePoint has invested significant time and expenses into research and development for its networked charging platform technologies and for its Cloud software. ChargePoint's ability to maintain and expand its leadership position in the EV charging market depends upon successfully maintaining and expanding its research and development activities. Historically, ChargePoint has designed and developed its hardware networked charging systems and Cloud software in-house. ChargePoint intends to expand its research and development activities through the use of third-party contract manufacturers and design service partners in order to accelerate its hardware development timelines and leverage engineering resources and best practices from leading original design manufacturers.

ChargePoint's research and development teams are primarily located in the Company's headquarters in Campbell, California, its facilities in Gurgaon and Bangalore, India, and its European locations in Radstadt, Austria, Amsterdam, Netherlands and Reading, the United Kingdom.

Intellectual Property

ChargePoint relies on a combination of patent, trademark, copyright, unfair competition and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish, maintain and protect its proprietary rights. ChargePoint's success depends in part upon its ability to obtain and maintain proprietary protection for ChargePoint's products, technology and know-how, to operate without infringing the proprietary rights of others, and to prevent others from infringing ChargePoint's proprietary rights.

As of January 31, 2024, ChargePoint had 93 U.S. patents issued and 22 U.S. pending non-provisional patent applications, 24 U.S. pending design patent applications, and two U.S. provisional applications pending. Additionally, ChargePoint had 38 issued foreign patents and 13 foreign patent applications currently pending in various foreign jurisdictions. In addition, as of January 31, 2024, there were three pending Patent Cooperation Treaty applications. These patents relate to various EV charging station designs and/or EV charging functionality. Such issued patents and any patents derived from such applications or applications that claim priority from such applications, if granted, would be expected to expire between 2024 and 2047, excluding any additional term for patent term adjustments. ChargePoint cannot be assured that any of its patent applications will result in the issuance of a patent or whether the examination process will require ChargePoint to narrow the scope of the claims sought. ChargePoint's issued patents, and any future patents issued to ChargePoint, may be challenged, invalidated or circumvented, may not provide sufficiently broad protection and may not prove to be enforceable inactions against alleged infringers.

ChargePoint enters into agreements with its employees, contractors, customers, partners and other parties with which it does business to limit access to and disclosure of its technology and other proprietary information. ChargePoint cannot be certain that the steps it has taken will be sufficient or effective to prevent the unauthorized access, use, copying or the reverse engineering of ChargePoint's technology and other proprietary information, including by third-parties who may use its technology or other proprietary information to develop products and services that compete with ChargePoint's. Moreover, others may independently develop technologies that are competitive with ChargePoint or that infringe on, misappropriate or otherwise violate its intellectual property and proprietary rights, and policing the unauthorized use of ChargePoint's intellectual property and proprietary rights can be difficult. The enforcement of ChargePoint's intellectual property and proprietary rights also depends on any legal actions ChargePoint may bring against any such parties being successful, but these actions are costly, time-consuming and may not be successful, even when ChargePoint's rights have been infringed, misappropriated or otherwise violated.

ChargePoint intends to continue to regularly assess opportunities for seeking patent protection for those aspects of its technology, designs and methodologies that ChargePoint believes provide a meaningful competitive advantage. However, ChargePoint's ability to do so may be limited until such time as it is able to generate cash flow from operations or otherwise raise sufficient capital to continue to invest in ChargePoint's intellectual property. For example, maintaining patents in the United States and other countries requires the payment of maintenance fees which, if ChargePoint is unable to pay, may result in loss of its patent rights. If ChargePoint is unable to pay these maintenance fees, its ability to protect its intellectual property or prevent others from infringing its proprietary rights may be impaired.

Human Capital Resources

As of January 31, 2024, ChargePoint had approximately 1,650 worldwide employees. ChargePoint's talent is the foundation of its success. ChargePoint strives to become the employer of choice within its industry, facilitating the transition to electric mobility by placing its talent at the heart of its success. To achieve this mission, ChargePoint aims to develop its individual, team and leadership capabilities, attract the best talent from diverse backgrounds, retain its talent through a variety of means including competitive rewards and benefits, creating a winning culture, and engaging its talent by building a culture of feedback, inclusion and recognition. Key focus and investment areas to achieve this goal include, among others, diversity and inclusion, emphasis on ethical business practices, and employee safety and wellness.

Diversity and Inclusion. ChargePoint believes that by cultivating a diverse and inclusive workforce where employees can bring diversity of thought, background and experiences, ChargePoint will ultimately drive better business outcomes and drive value for the organization and customers. This commitment includes adopting policies and other initiatives designed to provide equal access to, and participation in, equal employment opportunities, programs, and services without regard to race, religion, color, national origin,

disability, sex, sexual orientation, or gender identity. ChargePoint's Compensation and Organizational Development Committee of its Board of Directors reviews and provides feedback on ChargePoint's diversity and inclusion initiatives.

Ethical Business Practices. ChargePoint also fosters a strong corporate culture that promotes high standards of ethics and compliance for its business, including policies that set forth principles to guide employees, executives, and directors, such as its Code of Business Conduct and Ethics. In addition, ChargePoint has joined the Responsible Business Alliance (RBA) and adopted its Supplier Code of Conduct, which emphasizes business ethics in its supply chain through audit and oversight programs focused on promoting ethical and sustainable labor, health and safety, and environmental business practices. ChargePoint also maintains a whistleblower policy and anonymous hotline for the confidential reporting of any suspected policy violations or unethical business conduct on the part of its businesses, employees, executives, directors, or vendors.

Employee Safety and Wellness. ChargePoint provides various health and wellness resources to help its employees maintain and improve their well-being. In addition to health, medical and dental benefits, ChargePoint offers all employees access to several wellness offerings which provide a variety of mental and physical health solutions, therapy and coaching sessions, fertility, family forming and pregnancy support, virtual baby care, and mobile access to doctors.

Compensation and Benefits. ChargePoint offers competitive salaries and benefits programs such as medical, dental, and vision insurance, health and dependent care flexible spending accounts, a 401(k) plan, health savings account, life insurance, accidental death and dismemberment insurance, short-term and long-term disability insurance, and commuter benefits. Employees are also eligible to participate in its Employee Stock Purchase Program and discretionary equity awards program. ChargePoint designs its employee benefits programs to be competitive in relation to the market. ChargePoint adjusts its employee benefits programs as needed to retain key talent based upon regular monitoring of applicable laws and practices and the competitive market. In structuring these benefit programs, ChargePoint seeks to provide an aggregate level of benefits that are comparable to those provided by similar companies.

Available Information

The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are made available free of charge on ChargePoint's website, investors.chargepoint.com as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). In addition, the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

Item 1A. Risk Factors.

An investment in ChargePoint's securities involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. ChargePoint's business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not known to ChargePoint or that it considers immaterial as of the date of this annual report on Form 10-K (the "Annual Report"). The trading price of ChargePoint's securities could decline due to any of these risks, and, as a result, you may lose all or part of your investment.

Summary of Principal Risks Associated with ChargePoint's Business

- ChargePoint operates in the early-stage market of EV adoption and has a history of losses and negative cash flows from operating activities, and expects to incur significant expenses and continuing losses for the near term.

- ChargePoint has experienced significant growth in recent periods in a rapidly evolving industry and expects to invest in growth for the foreseeable future. If it fails to manage growth effectively, its business, operating results and financial condition could be adversely affected.

- ChargePoint's success depends on ChargePoint's ability to improve its financial and operational performance and execute its business strategy.

- ChargePoint currently faces competition from a number of companies and expects to face significant competition in the future as the market for EV charging develops.

- If ChargePoint is unable to accurately anticipate market demand for its products, ChargePoint may have difficulty managing its production and inventory and ChargePoint's operating results could be harmed.

- ChargePoint relies on a third-party channel partner network of distributors and resellers to generate a substantial amount of its revenue, and failure on the part of ChargePoint to continue to develop and expand this network may have an adverse impact on its business and prospects for growth.

- Failure to effectively expand ChargePoint's sales and marketing capabilities could harm its ability to increase its customer base and achieve broader market acceptance of its solutions.

- Adverse economic conditions or reduced spending by ChargePoint's customers may adversely impact its business.

- Supply chain disruptions, component shortages, manufacturing interruptions or delays could adversely affect ChargePoint's ability to meet customer demand, lead to higher costs, and adversely affect ChargePoint's business and results of operations.

- ChargePoint relies on a limited number of suppliers and manufacturers for its charging stations. A loss of any of these partners could negatively affect its business.

- ChargePoint's business is subject to risks associated with construction, cost overruns and delays, and other contingencies that may arise in the course of completing installations, and such risks may increase in the future as ChargePoint expands the scope of such services with other parties.

- If ChargePoint is unable to attract and retain key employees and hire qualified management, technical engineering and sales personnel, its ability to compete and successfully grow its business would be harmed.

- ChargePoint has expanded operations internationally, particularly in Europe, which will expose it to additional tax, compliance, market and other risks.

- Some members of ChargePoint's management have limited experience in operating a public company.

- ChargePoint may experience a disruption of its business activities due to senior executive transitions.

- ChargePoint's future revenue growth will depend in significant part on its ability to increase sales of its products and services to fleet operators.

- Future sales of ChargePoint's common stock ("Common Stock") in the public market, or the perception that such sales may occur, could reduce ChargePoint's stock price, and any conversions of its unsecured Convertible Senior PIK Toggle Notes (the "2028 Convertible Notes") will, and any additional capital raised through the sale of equity or any future convertible securities ChargePoint may issue could, dilute existing stockholders' ownership.

- ChargePoint has entered into a 2027 Revolving Credit Facility that imposes certain restrictions on its business and operations that may affect its ability to operate its business and make payments on its indebtedness.

- ChargePoint may need to raise additional funds and these funds may not be available when needed or may not be available on terms that are favorable to ChargePoint.

- ChargePoint has incurred substantial indebtedness that may decrease its business flexibility, access to capital, and/or increase its borrowing costs, and ChargePoint may still incur substantially more debt, which may adversely affect its operations and financial results.

- ChargePoint is highly reliant on its networked charging solution and information technology systems and data, and those of its service providers and component suppliers, any of which systems and data may be subject to cyber-attacks, service disruptions or other security incidents, which could result in data breaches, loss or interruption of services, intellectual property theft, claims, litigation, regulatory investigations, significant liability, reputational damage and other adverse consequences.

- Computer malware, viruses, ransomware, hacking, phishing attacks and similar disruptions could result in security and privacy breaches and interruption in service, which could harm ChargePoint's business.

- Acquisitions or strategic investments could be difficult to identify and integrate, divert the attention of key management personnel, disrupt ChargePoint's business, dilute stockholder value and adversely affect its results of operations and financial condition.

- ChargePoint's business is subject to risks associated with natural disasters and the adverse effects associated with climate change, including earthquakes, wildfires, or other types of natural disasters or resource shortages, including public safety power shut-offs that have occurred and may continue to occur in California, the effects of which could disrupt and harm its operations and those of ChargePoint's customers.

- ChargePoint has never paid cash dividends on its capital stock and does not anticipate paying dividends in the foreseeable future.

- The price of ChargePoint's Common Stock may be subject to wide fluctuations and purchasers of ChargePoint's Common Stock could incur substantial losses.

- ChargePoint's future growth and success is highly dependent upon the continuing rapid adoption of EVs for passenger and fleet applications.

- The EV market currently benefits from the availability of rebates, tax credits and other financial incentives from governments, utilities and others to offset the purchase or operating costs of EVs and EV charging stations. The reduction, modification, or elimination of such benefits could cause reduced demand for EVs and EV charging stations, which would adversely affect ChargePoint's financial results.

- ChargePoint's business may be adversely affected if it is unable to protect its technology and intellectual property from unauthorized use by third parties.

- ChargePoint has previously identified material weaknesses in its internal control over financial reporting. If ChargePoint identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal control over financial reporting, this may result in material misstatements contained within ChargePoint's consolidated financial statements or cause ChargePoint to fail to meet its periodic reporting obligations.

Risks Related to ChargePoint's Business

ChargePoint operates in the early-stage market of EV adoption and has a history of losses and negative cash flows from operating activities, and expects to incur significant expenses and continuing losses for the near term.

ChargePoint incurred net losses of $457.6 million, $345.1 million, and $132.2 million for the fiscal years ended January 31, 2024, 2023, and 2022, respectively. As of January 31, 2024 and 2023, ChargePoint had an accumulated deficit of $1,614.4 million and $1,156.8 million, respectively. ChargePoint incurred negative cash flows from operating activities of $328.9 million, $267.0 million, and $157.2 million, respectively, for the fiscal years ended January 31, 2024, 2023, and 2022, respectively.

ChargePoint believes it will continue to incur significant operating expenses and net losses in future quarters for the near term. There can be no assurance that it will be able to achieve or maintain profitability in the future. ChargePoint's potential profitability is particularly dependent upon the continued adoption of EVs by consumers and fleet operators and the widespread adoption of electric fleets, other vehicles and other electric transportation modalities, each of which are still in the very early stages of adoption and may not occur with the volume and timing that ChargePoint expects.

ChargePoint has experienced significant growth in recent periods in a rapidly evolving industry and expects to invest in growth for the foreseeable future. If it fails to manage growth effectively, its business, operating results and financial condition could be adversely affected.

ChargePoint operates in the evolving EV mobility industry that is characterized by rapid and unpredictable shifts in technological innovation and leaders, intense competition, changing EV adoption rates and customer preferences, evolving and shifting production and manufacturing plans from EV manufacturers, and frequent introductions of new products, technologies, and services. ChargePoint may not be able to adapt to the dynamic nature of the evolving EV mobility industry, sustain the pace of improvements to its products successfully or implement systems, processes, and controls in an efficient or timely manner or in a manner that does not negatively affect the results of its operations. ChargePoint has grown significantly in recent periods and, as a result, ChargePoint has a relatively short history operating its business at its current scale. The growth and expansion of its business has placed and continues to place a significant strain on management, operations, financial infrastructure and corporate culture. To manage growth in operations and personnel, ChargePoint will need to continue to improve its operational, financial and management controls and reporting systems and procedures. Failure to manage growth effectively could result in difficulty or delays in attracting new customers, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new products and services or enhancing existing products and services, loss of customers, inability to retain or hire new employees effectively, information security vulnerabilities or other operational difficulties, any of which could adversely affect its business performance and operating results.

In the event of further growth, ChargePoint must continue to improve and expand its information technology and financial infrastructure, security and compliance requirements, operating and administrative systems, relationships with various partners and other third parties, and its ability to manage headcount and processes in an efficient manner to manage its growth effectively. ChargePoint's information technology systems and ChargePoint's internal control over financial reporting and procedures may not be adequate to support its operations and may introduce opportunities for data security incidents that may interrupt business operations and permit bad actors to obtain unauthorized access to business information or misappropriate funds. ChargePoint may also face risks to the extent such bad actors infiltrate the information technology infrastructure of its contractors.

ChargePoint has encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in evolving industries. In addition, ChargePoint's future growth rate is subject to a number of uncertainties, such as general economic and market conditions. In particular, ChargePoint has limited experience operating its business at its current scale under economic conditions characterized by high inflation or in recessionary or uncertain economic environments. General economic and market conditions, consumer preferences, market demand, governmental and legislative initiatives or lack thereof, may diminish the rate of EV adoption or result in delays by EV manufacturers to transition their manufacturing to mostly or exclusively electric vehicles or cause EV manufacturers to eliminate their plans to transition to predominately EV manufacturing, and if such factors exist or persist, the demand for ChargePoint's products and services could be adversely affected. If ChargePoint's assumptions regarding these risks and uncertainties are incorrect or change in reaction to changes in the market or the economy, or if ChargePoint does not address these risks successfully, ChargePoint's results of operations could differ materially from its expectations, and ChargePoint's business, results of operations, and financial condition would be adversely affected.

ChargePoint's success depends on ChargePoint's ability to improve its financial and operational performance and execute its business strategy.

If ChargePoint fails to implement its business strategy, its financial condition and results of operations could be adversely affected. ChargePoint's future financial performance and success depend in large part on its management team's ability to successfully implement its business strategy. ChargePoint's management team may not successfully implement its business strategy or be able to continue improving ChargePoint's operating results. In particular, ChargePoint's management team may not be able to successfully execute ongoing, or any future, operational efficiency programs or operating cost savings initiatives, customer satisfaction and product performance initiatives or implement ChargePoint's strategic software platform initiatives. Implementation of ChargePoint's business strategy may be impacted by factors outside of its control, including competition, national and international automotive industry trends, component price fluctuations, industry, legal and regulatory changes or developments and general economic and political conditions.

Furthermore, ChargePoint may decide to alter or discontinue certain aspects of its business strategy at any time. Any failure on the part of ChargePoint's management team to successfully implement ChargePoint's business strategy could adversely affect its financial condition and results of operations.

ChargePoint currently faces competition from a number of companies and expects to face significant competition in the future as the market for EV charging develops.

The EV charging market is relatively new and competition is still developing. Generally, ChargePoint competes with manufacturers of non-networked hardware charging systems, software providers that offer solutions to access and manage non-networked hardware charging systems, and CPOs or auto OEMs that acquire access to sites and leverage first or third-party hardware and software to build out charging infrastructure to sell energy. Large early-stage markets require early engagement across verticals and customers to gain market share, and ongoing effort to scale channels, installers, teams and processes. In Europe particularly, some customers require solutions not yet available and ChargePoint's entrance into Europe requires establishing itself against existing competitors. In addition, there are multiple competitors in North America and Europe with limited funding, which could cause poor user experiences, hampering overall EV adoption or trust in any particular provider.

In addition, there are other means for charging EVs, which could affect the level of demand for onsite charging capabilities at businesses. For example, Tesla Inc. continues to build out its supercharger network across the United States for its vehicles and has opened its supercharger network up to non-Tesla EVs, which could reduce overall demand for EV charging at other sites, including ChargePoint's. In addition, many of the major EV manufacturers have recently announced the adoption of the SAE J300, formerly known as North American Charging Standard or NACS as the standard charging port for their future EV models. Widespread adoption of SAE J300 by EV manufacturers may mean use of EV charging networks, including ChargePoint's, that historically make use of other charging port standards such as the Combined Charging System ("CCS") or CHAdeMO, less desirable in the future unless owners or operators of such charging stations retrofit or upgrade their charging stations to be SAE J3400 enabled. In addition to competition from established EV charging station network providers, third-party contractors can provide basic electric charging capabilities to potential customers seeking to have on premises EV charging capability or individual customers seeking home charging. Finally, many EV charging manufacturers, including ChargePoint, are offering home charging equipment, which could reduce demand for on premise charging capabilities of potential customers and reduce the demand for onsite charging capabilities if EV owners find charging at home to be sufficient.

Further, ChargePoint's current or potential competitors may be acquired by third-parties with greater available resources or may have ready access to the capital markets for additional funding. As a result, competitors may be able to respond more quickly and effectively than ChargePoint to new or changing opportunities, technologies, standards or customer requirements and may have the ability to initiate or withstand substantial price competition. ChargePoint's competitors, either as the result of such competitor's market position, available human and capital resources advantages or industrial scale may be able to influence general governmental policy, both in North America and Europe, with respect to EV adoption or the overall market for EV charging. In addition, competitors may in the future establish cooperative relationships with vendors of complementary products, technologies or services to increase the availability of their solutions in the marketplace. This competition may also materialize in the form of costly intellectual property disputes or litigation involving ChargePoint. If ChargePoint fails to compete with third-parties with greater available resources, is unable to successfully influence state, local and federal governmental policies with respect to the EV charging market like its competitors or successfully partner with cooperative industry efforts in the EV charging market its growth and revenue will be limited which would adversely affect its business and results of operations.

New competitors or alliances may emerge in the future that have greater market share, more widely adopted proprietary technologies, greater marketing expertise and greater financial resources, which could put ChargePoint at a competitive disadvantage. Future competitors could also be better positioned to serve certain segments of ChargePoint's current or future target markets, which could create price pressure. In light of these factors, even if ChargePoint's offerings are more effective and higher quality than those of its competitors, current or potential customers may accept competitive solutions. If ChargePoint fails to adapt to changing market conditions or continue to compete successfully with current charging providers or new competitors, its growth and revenue will be limited which would adversely affect its business and results of operations.

If ChargePoint is unable to accurately anticipate market demand for its products, ChargePoint may have difficulty managing its production and inventory and ChargePoint's operating results could be harmed.

ChargePoint derives a substantial portion of its overall revenue from the sale of networked charging systems. ChargePoint believes the penetration of EVs in the United States and Europe is heavily reliant on EV availability, consumer adoption of EVs, the availability and reliability of EV infrastructure and government mandates and incentive programs tied to EV adoption. Any sustained downturn in demand for EVs or EV infrastructure, such as decreased demand in EV charging stations, would harm ChargePoint's business. For example, increased interest rates, an overall slowdown in economic activity, a recession or the possibility of a recession in the United States or Europe may decrease overall demand for EVs or EV infrastructure such as ChargePoint's networked charging systems. Any prolonged decrease in demand for networked charging systems, or any delays in discretionary purchases of EV infrastructure, such as charging stations, by commercial, fleet or residential consumers may result in slowing growth or decreased

revenue for ChargePoint which may adversely affect its gross margins and could materially adversely affect ChargePoint's business and results of operations.

ChargePoint seeks to maintain sufficient levels of inventory in order to avoid supply interruptions and keep sufficient amounts of finished products on hand while also avoiding accumulating excess inventory which increases working capital needs and lowers gross margin. To ensure adequate inventory supply and manage ChargePoint's operations with its third-party manufacturers and suppliers, ChargePoint forecasts material requirements and demand for its products in order to predict future inventory needs and then places orders with its suppliers based on these predictions. ChargePoint's ability to accurately forecast demand for its products could be negatively affected by many factors, including rapid or slowing growth, failure to accurately manage ChargePoint's expansion strategy, new product introductions by ChargePoint or its competitors, an increase or decrease in customer demand for ChargePoint products, ChargePoint's failure to accurately forecast customer acceptance of new products, unanticipated changes in general market conditions or regulatory matters, and the weakening of economic conditions or consumer confidence in future economic conditions. In addition, the majority of ChargePoint's products are sold through its channel partners, distributors and resellers and, as a result, ChargePoint is highly reliant on the sales forecasting, sell-through activities and inventory management of its channel partners. If ChargePoint's channel partners are not effective or efficient in forecasting sales, or sales of particular products, or managing their inventory levels or sell-through expectations then ChargePoint's management of inventory levels, sales forecasts and parts ordering may be adversely affected which may harm ChargePoint's financial conditions and results of operations.

Inventory levels in excess of customer demand may result in a portion of ChargePoint's inventory becoming obsolete, as well as inventory write-downs or write-offs. Conversely, if ChargePoint underestimates customer demand for its products or its own requirements for components, sub-assemblies, and materials, ChargePoint's third-party manufacturers and suppliers may not be able to deliver components, sub-assemblies, and materials to meet ChargePoint's standards, lead times or requirements, which could result in inadequate inventory levels or interruptions, delays, or cancellations of deliveries to ChargePoint's customers, any of which would damage its reputation, customer relationships, and business. In addition, several components, sub-assemblies, and materials incorporated into ChargePoint products require lengthy order lead times. As a result, additional supplies or materials may not be available on terms that are acceptable to ChargePoint or at all, and ChargePoint's third-party manufacturers and suppliers may not be able to allocate sufficient capacity in order to meet ChargePoint's increased requirements, any of which could have an adverse effect on ChargePoint's ability to meet customer demand for its products and results of operations. ChargePoint has recently experienced fluctuating demand for certain product lines, and if future sales of such product lines do not reach forecasted levels, ChargePoint could have excess inventory that it may need to hold for a long period of time, write down, sell at prices lower than expected or discard. For example, during the three months ended July 31, 2023 and October 31, 2023, ChargePoint incurred an adjustment of $28.0 million and $42.0 million, respectively, to address supply overruns related to product transitions and to better align inventory with current demand which contributed to ChargePoint's decline in gross profit for the respective periods. If ChargePoint is not successful in managing its inventory, ChargePoint's business, financial condition and results of operations could be adversely affected.

ChargePoint relies on a third-party channel partner network of distributors and resellers to generate a substantial amount of its revenue and failure on the part of ChargePoint to continue to develop and expand this network may have an adverse impact on its business and prospects for growth.

ChargePoint's success is dependent in part upon establishing and maintaining relationships with a variety of channel partners that it utilizes to extend its geographic reach and market penetration, particularly in the United States. ChargePoint uses a two-tiered, indirect fulfillment model whereby ChargePoint sells its products and services to its distributors, which in turn sell to resellers, which then sell to end users. ChargePoint refers to these end users as customers. ChargePoint anticipates that it will continue to rely on this two-tiered sales model in order to help facilitate sales of ChargePoint's products and to grow its business internationally. In the fiscal years ended January 31, 2024, 2023, and 2022, ChargePoint derived a majority of its billings from products and subscriptions sold through channel partners. ChargePoint's agreements with its channel partners are non-exclusive and do not prohibit them from working with ChargePoint's competitors or offering competing solutions, and some of ChargePoint's channel partners may have more established relationships with ChargePoint's competitors. Similarly, ChargePoint's channel partners have no obligations to renew their agreements with ChargePoint on commercially reasonable terms or at all, and certain of the agreements governing these relationships may be terminated by either party at any time, with no or limited notice. If ChargePoint's channel partners choose to place greater emphasis on products of their own or those offered by ChargePoint's competitors or as a result of an acquisition, competitive factors or for other reasons do not continue to market and sell ChargePoint's solutions in an effective manner or at all, ChargePoint's ability to grow its business and sell its products may be adversely affected. In addition, ChargePoint's failure to recruit additional channel partners, or any reduction or delay in their sales of ChargePoint solutions and subscriptions, including because of economic uncertainty, or due to conflicts between channel sales and ChargePoint's direct sales force may harm ChargePoint's results of operations. Finally, even if ChargePoint is successful in establishing and maintaining relationships with channel partners, these relationships may not result in greater customer usage of ChargePoint's solutions and professional services or increased revenue.

Failure to effectively expand ChargePoint's sales and marketing capabilities could harm its ability to increase its customer base and achieve broader market acceptance of its solutions.

ChargePoint's ability to grow its customer base, achieve broader market acceptance, grow revenue, and achieve and sustain profitability will depend, to a significant extent, on its ability to effectively expand its sales and marketing operations and activities. Sales

and marketing expenses represent a significant percentage of ChargePoint's total revenue, and its operating results will suffer if sales and marketing expenditures do not contribute significantly to increasing revenue.

ChargePoint is substantially dependent on its channel partners and direct sales force to obtain new customers. ChargePoint plans to continue to expand its direct sales force both domestically and internationally but it may not be able to recruit, hire and retain a sufficient number of sales personnel, which may adversely affect its ability to expand its sales capabilities. New hires require significant training and time before they achieve full productivity, particularly in new sales territories. Recent hires and planned hires may not become as productive as quickly as anticipated and ChargePoint may be unable to hire or retain sufficient numbers of qualified individuals. Furthermore, hiring sales personnel in new countries can be costly, complex and time-consuming, and requires additional set up and upfront costs that may be disproportionate to the initial revenue expected from those countries. There is significant competition for direct sales personnel with strong sales skills and technical knowledge. ChargePoint's ability to achieve significant revenue growth in the future will depend, in large part, on its success in recruiting, training, incentivizing and retaining a sufficient number of qualified direct sales personnel and on such personnel attaining desired productivity levels within a reasonable amount of time. ChargePoint's business will be harmed if continuing investment in its sales and marketing capabilities does not generate a significant increase in revenue.

Adverse economic conditions or reduced spending by ChargePoint's customers may adversely impact its business.

ChargePoint's business depends on the economic health of its current and prospective customers and overall demand for EV charging infrastructure. In addition, the purchase of ChargePoint products and services is often discretionary and typically involves a significant commitment of capital and other resources. The United States, the European Union, and the United Kingdom have recently experienced historically high levels of inflation. In response to high levels of inflation and recession fears, the U.S. Federal Reserve, the European Central Bank, and the Bank of England have raised and may maintain higher interest rates and implement fiscal policy interventions. Even if these interventions lower inflation, they may also reduce economic growth rates, create a recession, and have other similar effects. A further downturn in macroeconomic conditions, including rising inflation and interest rates; supply chain disruptions; global political and economic uncertainty; geopolitical tensions, such as the ongoing Russia-Ukraine conflict, conflicts in the Middle East and the possibility of conflict or sanctions between the United States and China; a lack of availability of credit; financial services sector instability; a reduction in business confidence and activity; and other factors have in the past, and may in the future, negatively affect the industries to which ChargePoint sells its products and services. ChargePoint's customers may suffer from reduced operating budgets, which could cause them to defer, reduce, or forego purchases of ChargePoint's products or services. Moreover, competitors may respond to market conditions by lowering prices, which may make the prices for ChargePoint's products and services less competitive or cause ChargePoint to reduce its prices, which in turn may reduce ChargePoint's gross margins and adversely affect ChargePoint's growth. Uncertainty about global and regional economic conditions, a downturn in the sale or delivery of EVs, or a reduction in EV infrastructure spending even if economic conditions are stable, could adversely impact ChargePoint's business, financial condition, and results of operations.

Supply chain disruptions, component shortages, manufacturing interruptions or delays could adversely affect ChargePoint's ability to meet customer demand, lead to higher costs, and adversely affect ChargePoint's business and results of operations.

ChargePoint depends on the timely supply of materials, services and related products to meet the demands of its customers, which depends in part on the timely delivery of materials and services from suppliers and contract manufacturers. Significant or sudden increases in demand for EV charging stations, as well as worldwide demand for the raw materials and services that ChargePoint requires to manufacture and sell EV charging stations, including component parts, may result in a shortage of such materials or may cause shipment delays due to transportation interruptions or capacity constraints. Such shortages or delays could adversely impact ChargePoint's suppliers' ability to meet ChargePoint's demand requirements.

Disruptions in the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers have in the past and may in the future result in additional costs and, to a lesser extent, component shortages, and have led to fluctuations in EV sales in markets around the world. Increased demand for personal electronics and trade restrictions that affect raw materials have contributed in the past and may in the future result in a shortfall of semiconductor chips, which has caused additional supply challenges both within and outside of ChargePoint's industry. Supply chain challenges, component shortages and heightened logistics costs have adversely affected ChargePoint's gross margins in recent quarters. ChargePoint may need to incur additional costs to expedite delivery of components and replacement parts used in charging stations or in providing installation or maintenance services or to proactively increase inventory. In the event ChargePoint is required to take such actions, ChargePoint may need to raise its prices, impose surcharges or other fees or refuse to negotiate discounts.

ChargePoint may also experience significant interruptions of its manufacturing operations, delays in its ability to deliver products, or increased costs as a result of:

- the failure or inability to accurately forecast demand and obtain sufficient quantities of quality raw materials or replacement parts on a cost-effective basis;

- volatility in the availability and cost of materials or services, including rising prices due to inflation;

- shipment delays due to transportation interruptions or capacity constraints, such as reduced availability of air, shipping or ground transport or port closures;

- information technology or infrastructure failures, including those of a third party supplier or service provider;

- difficulties or delays in obtaining required import or export approvals;

- natural disasters or other events beyond ChargePoint's control (such as earthquakes, utility interruptions, tsunamis, hurricanes, typhoons, floods, storms or extreme weather conditions, fires, regional economic downturns, regional or global health epidemics); and

- geopolitical turmoil, including the ongoing invasion of Ukraine by Russia and conflicts in the Middle East or increased trade restrictions between the United States, Russia, China and other countries, social unrest, political instability, terrorism, or other acts of war which may further adversely impact supply chains, shipping, transportation and logistics disruptions.

The United States has imposed extraordinary tariffs and extensive export controls targeted primarily at the semiconductor industry in China. If China retaliates to such measures or there is a conflict between China and Taiwan, which is a leading producer of semiconductors, there could be further disruption to the semiconductor industry and global supply chains. ChargePoint or the suppliers it procures components from may be unable to manufacture products at prices ChargePoint's customers would accept, or at all. Any inability to pass on future increased costs to customers would put downward pressure on ChargePoint's gross margins and adversely affect ChargePoint's business, results of operations and financial condition. In addition, while ChargePoint has not yet experienced a direct impact to its supply chain due to the conflict between Russia and Ukraine or conflicts in the Middle East, ChargePoint may experience an impact in the future due to increased fuel and shipping costs, limited supply of components or replacement parts used by ChargePoint in its manufacturing process, or the automotive industry in general, and delays caused by changes to global shipping routes and logistics. Such adverse impacts on ChargePoint's supply chain could limit its ability to manufacture and sell its products on a timely and cost-effective basis and adversely affect its gross margins, which could materially adversely affect ChargePoint's business and results of operations.

ChargePoint relies on a limited number of suppliers and manufacturers for its charging stations. A loss of any of these partners could negatively affect its business.

ChargePoint relies on a limited number of suppliers to manufacture its charging stations, including in some cases only a single supplier for some products and components. This reliance on a limited number of manufacturers increases ChargePoint's risks, since it does not currently have proven reliable alternatives or replacement manufacturers beyond these key parties. In the event of interruption, including or resulting in a sudden failure by a supplier to meet its obligation, ChargePoint may not be able to increase capacity from other sources or develop alternate or secondary sources without incurring material additional costs and substantial delays. Thus, ChargePoint's business could be adversely affected if one or more of its suppliers is impacted by any interruption at a particular location.

If the demand for EV charging increases, ChargePoint's suppliers and contract manufacturers may not be able to dedicate sufficient supply chain, production or sales channel capacity to keep up with the required pace of charging infrastructure expansion. By relying on contract manufacturing, ChargePoint is dependent upon the manufacturer, whose interests may be different from ChargePoint's. For example, ChargePoint's suppliers and contract manufacturers may have other customers with demand for the same components or manufacturing services and may allocate their resources based on the supplier's or manufacturer's interests or needs to maximize their revenue or relationships with other customers rather than ChargePoint's interest. As a result, ChargePoint may not be able to assure itself that it will have sufficient control over the supply of key components, inventory or finished goods in a timely manner or with acceptable cost and expense, which may adversely affect ChargePoint's revenue, cost of goods and gross margins.

If ChargePoint experiences a significant increase in demand for its charging stations in future periods, or if it needs to replace an existing supplier, it may not be possible to supplement or replace them on acceptable terms, which may undermine its ability to deliver products to customers in a timely manner. For example, it may take a significant amount of time to identify a manufacturer that has the capability and resources to build charging stations in sufficient volume. Identifying suitable suppliers and manufacturers could be an extensive process that requires ChargePoint to become satisfied with such party's quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, a loss of any significant suppliers or manufacturers could have an adverse effect on ChargePoint's business, financial condition and operating results. In addition, ChargePoint's suppliers may face supply chain risks and constraints of their own, which may impact the availability and pricing of its products. For example, supply chain challenges related to global chip shortages that have impacted companies worldwide both within and outside of ChargePoint's industry may continue to have adverse effects on ChargePoint's suppliers and, as a result, ChargePoint.

In addition, ChargePoint is subject to requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") to diligence, disclose and report whether or not its products contain minerals originating from the Democratic Republic of the Congo and adjoining countries, or conflict minerals. ChargePoint will incur additional costs to comply with these disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in ChargePoint's products. These requirements could adversely affect the sourcing, availability and pricing of minerals used in the components used in ChargePoint's products. It is also possible that ChargePoint's reputation may be adversely affected if it determines that certain of its products contain minerals not determined to be conflict-free or if it is unable to alter its products, processes or sources of supply to avoid use of such materials. ChargePoint may also encounter end-customers who require that all of the components of the products be certified as conflict free. If ChargePoint is not able to meet this requirement, such end-customers may choose to purchase products from a different company.

ChargePoint's business is subject to risks associated with construction, cost overruns and delays, and other contingencies that may arise in the course of completing installations, and such risks may increase in the future as ChargePoint expands the scope of such services with other parties.

ChargePoint does not typically install charging stations at customer sites. These installations are typically performed by ChargePoint partners or electrical contractors with an existing relationship with the customer and/or knowledge of the site. The installation of charging stations at a particular site is generally subject to oversight and regulation in accordance with state and local laws and ordinances relating to building codes, safety, environmental protection and related matters, and typically requires various local and other governmental approvals and permits that may vary by jurisdiction. In addition, building codes, accessibility requirements or regulations may hinder EV charger installation because they end up costing the developer or installer more in order to meet the code requirements. Meaningful construction or permitting delays or cost overruns may impact ChargePoint's recognition of revenue in certain cases and/or impact customer relationships, either of which could impact ChargePoint's business and profitability. In addition, the proper preparation, configuration and installation of charging stations requires specialized electrical certifications and skills. If ChargePoint is unable to identify sufficient partners and contractors to satisfy its customers' installation needs, specifically electricians and construction partners with sufficient skill and expertise installing charging stations, it may delay deployment projects or cause its customers to delay making an investment or commitment to purchase charging stations, which may adversely affect ChargePoint's business.

Furthermore, ChargePoint may elect to install charging stations at customer sites or manage contractors, likely as part of offering customers a turnkey solution. Working with contractors may require ChargePoint to obtain licenses or require it or its customers to comply with additional rules, working conditions and other union requirements, which can add costs and complexity to an installation project. In addition, if these contractors are unable to provide timely, thorough and quality installation-related services, customers could fall behind their construction schedules leading to liability of ChargePoint, or cause customers to become dissatisfied with the solutions ChargePoint offers and ChargePoint's overall reputation would be harmed.

If ChargePoint is unable to attract and retain key employees and hire qualified management, technical, engineering and sales personnel, its ability to compete and successfully grow its business would be harmed.

ChargePoint's success depends, in part, on its continuing ability to identify, hire, attract, train and develop and retain highly qualified personnel. The inability to do so effectively would adversely affect its business. ChargePoint's future performance depends on the continuing services and contributions of its senior management to execute on its business plan and to identify and pursue new opportunities and product innovations. The loss of services of senior management, or the ineffective management of any leadership transitions, especially within ChargePoint's sales organization, could significantly delay or prevent the achievement of its development and strategic objectives, which could adversely affect its business, financial condition and operating results.

On September 6, 2023 and January 10, 2024, ChargePoint announced a plan to reduce its global workforce by approximately 10% and 12%, respectively. These reorganization plans were independently adopted (collectively, the "Reorganizations") intended to improve operational efficiencies and operating costs and better align ChargePoint's workforce with current business needs, top strategic priorities, and key growth opportunities. ChargePoint may incur additional expenses not currently contemplated due to events associated with the Reorganizations, for example, the Reorganizations may have a future impact on other areas of ChargePoint's liabilities and obligations, which could result in losses in future periods. ChargePoint may not realize, in full or in part, the anticipated benefits and savings from the Reorganizations due to unforeseen difficulties, delays or unexpected costs. If ChargePoint is unable to realize the expected operational efficiencies and cost savings from the Reorganizations, its operating results and financial condition would be adversely affected. In addition, ChargePoint may need to undertake additional workforce reductions or restructuring activities in the future.

Competition for employees can be intense, particularly in Silicon Valley where ChargePoint is headquartered, and the ability to attract, hire and retain them depends on ChargePoint's ability to provide competitive compensation. In addition, future challenges related to ChargePoint's hybrid work model, Reorganization efforts or workplace practices could lead to attrition and difficulty attracting high-quality employees. ChargePoint may not be able to attract, assimilate, develop or retain qualified personnel in the future, and failure to do so could adversely affect its business, including the execution of its global business strategy.

ChargePoint has expanded operations internationally, particularly in Europe, which will expose it to additional tax, compliance, market and other risks.

ChargePoint's primary operations are in the United States and it maintains contractual relationships with parts and manufacturing suppliers in the Asia-Pacific region, Mexico and other locations. Also, ChargePoint is continuing to invest to increase its presence in Europe, including by its acquisitions of ViriCiti and HTB, and to maintain research and development teams in Gurgaon and Bangalore, India, Reading, England and Radstadt, Austria. Managing these expansions requires additional resources and controls, and could subject ChargePoint to risks associated with international operations, including:

- cost of alternative power sources, which could vary meaningfully outside the United States;

- conformity with applicable business customs, including translation into foreign languages and associated expenses;

- lack of availability of government incentives and subsidies;

- challenges in arranging, and availability of, financing for customers;

- potential changes to its established business model;

- challenges posed by an environment of diverse cultures, laws, and customers, and the increased travel, infrastructure, and legal and compliance costs associated with international operations;

- installation challenges;

- differing driving habits and transportation modalities in other markets;

- different levels of demand among commercial, fleet and residential customers;

- compliance with multiple, potentially conflicting and changing governmental laws, regulations, certifications, and permitting processes including environmental, banking, employment, tax, information security, privacy, and data protection laws and regulations such as the California Consumer Privacy Act ("CCPA") and newer state privacy laws in the United States, the European Union (the "EU") General Data Protection Regulation ("GDPR"), national legislation implementing the same, the United Kingdom Data Protection Act 2018 ("UK GDPR"), and certain other changing requirements for legally transferring data out of the European Economic Area;

- compliance with U.S. and foreign anti-bribery laws including the Foreign Corrupt Practices Act ("FCPA") and the U.K. Anti-Bribery Act of 2020 (the "Anti-Bribery Act");

- conforming products to various international regulatory and safety requirements as well as charging and other electric infrastructures;

- difficulty in establishing, staffing and managing foreign operations, including the formation or organization of any works council;

- difficulties in collecting payments in foreign currencies and associated foreign currency exposure;

- restrictions on repatriation of earnings;

- compliance with potentially conflicting and changing laws of taxing jurisdictions and compliance with applicable U.S. tax laws as they relate to international operations, the complexity and adverse consequences of such tax laws, and potentially adverse tax consequences due to changes in such tax laws; and

- regional economic and political conditions, including the outbreak of war or other hostilities.

As a result of these risks, ChargePoint's current expansion efforts and any potential future international expansion efforts may not be successful.

Some members of ChargePoint's management have limited experience in operating a public company.

Some of ChargePoint's executive officers have limited experience in the management of a publicly-traded company. For example, Mr. Rick Wilmer was recently appointed as ChargePoint's Chief Executive Officer in November 2023, marking the first time Mr. Wilmer has served as the Chief Executive Officer for a publicly-traded company. In addition, as of March 2024, ChargePoint is conducting a search for a Chief Financial Officer and Chief Revenue Officer. The management team may not be successfully or effectively conduct the management of a public company that is subject to significant regulatory oversight and reporting obligations under federal securities laws, particularly in light of the Securities and Exchange Commission's ("SEC") increasing focus on former shell companies.

Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities, which will result in less time being devoted to the management and growth of ChargePoint. ChargePoint may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies. The development and implementation of the standards and controls and the hiring of experienced personnel necessary to achieve the level of accounting standards required of a public company may require greater costs than expected.

ChargePoint may experience a disruption of its business activities due to senior executive transitions.

In November 2023, ChargePoint's Chief Executive Officer since 2011 and Chief Financial Officer since 2018, respectively, separated from the Company and ChargePoint appointed Mr. Rick Wilmer, its former Chief Operating Officer, as its Chief Executive Officer. ChargePoint has appointed an interim Chief Financial Officer while it commences a search for a replacement Chief Financial Officer.

Leadership transitions and management changes can be inherently difficult to manage and may cause uncertainty or a disruption to ChargePoint's business or may increase the likelihood of turnover in key officers and employees. In addition, recently appointed executives may view ChargePoint's business differently than prior members of executive management, and over time may make changes to ChargePoint's strategic focus, operations, business plans, existing personnel and their responsibilities. ChargePoint may not be able to properly manage such shifts in focus, and any changes to its business may not ultimately prove successful.

ChargePoint's success depends in part on having a successful leadership team. If ChargePoint cannot effectively manage leadership transitions and management changes, it could make it more difficult to successfully operate its business and pursue its business objectives. ChargePoint may not be able to retain the services of its current senior executives or other key employees. If ChargePoint does not succeed in attracting well-qualified employees, retaining and motivating existing employees or integrating new executives and employees, its business could be materially and adversely affected.

ChargePoint's future revenue growth will depend in significant part on its ability to increase sales of its products and services to fleet operators.

ChargePoint's future revenue growth will depend in significant part on its ability to increase sales of its products and services to fleet operators. The electrification of fleets is an emerging market, and fleet operators may not adopt EVs on a widespread basis and on the timelines ChargePoint anticipates. In addition to the factors affecting the growth of the EV market generally, transitioning to an EV fleet can be costly and capital intensive, which could result in slower than anticipated adoption. The sales cycle could also be longer for sales to fleet operators, as they are often larger organizations, with more formal procurement processes than smaller commercial site hosts. Fleet operators may also require significant additional services and support, and if ChargePoint is unable to provide such services and support, it may adversely affect its ability to attract additional fleet operators as customers. Any failure to attract and retain fleet operators as customers in the future would adversely affect ChargePoint's business and results of operations.

ChargePoint faces risks related to global epidemics and health pandemics which could have a material and adverse effect on its business and results of operations.

ChargePoint faces risks related to global epidemics and health pandemics, like what was experienced worldwide during the COVID-19 pandemic, which may create significant volatility in the global economy and may have a long-lasting adverse impact on ChargePoint and its industry. For instance, such epidemics may cause local, regional or national governments to implement measures to contain pandemic risks, such as travel restrictions, quarantines, shelter in place orders or business shutdowns. Any of these measures may adversely affect ChargePoint's employees and operations and the operations of its customers, suppliers, vendors and business partners, and may negatively impact demand for EV charging stations, particularly at workplaces, or the supply of components necessary for the manufacture of charging stations.

For example, beginning in calendar year 2020, in response to the worldwide COVID-19 pandemic, ChargePoint modified its business practices by recommending that all non-essential personnel work from home and cancelling or reducing physical participation in sales activities, meetings, events and conferences. Subsequently, in May 2022, ChargePoint commenced a "return-to-office" plan, which included shifting to a hybrid model where employees have the flexibility to work from home or from the office. In the spring of 2023, ChargePoint further refined its hybrid model to require most employees to return to office at least three days a week. A hybrid work model may create challenges, including challenges maintaining ChargePoint's corporate culture, increasing attrition or limiting

ChargePoint's ability to attract employees if individuals prefer to continue working full time at home. Future challenges related to ChargePoint's hybrid work model or workplace practices could lead to attrition and difficulty attracting high-quality employees.

The effect of future health pandemics on ChargePoint's business, prospects and results of operations will depend on their duration and sustained impact. Difficult macroeconomic conditions, such as supply shortages, increased inflation, increased and prolonged unemployment or a decline in consumer confidence as a result of pandemics, as well as reduced spending by businesses, could have a material adverse effect on the demand for ChargePoint's products and services. The effect of, or even the threats of, a new global pandemic can also vary over time and across the geographies in which ChargePoint operates. For example, variations in "work-from-home" or "return-to-office" policies can cause fluctuations in ChargePoint's revenues because conditions caused by global pandemics, such as more permanent work-from-home policies, are likely to continue affecting the rate of global infrastructure spending, and thus to continue to adversely impact ChargePoint's gross margins as ChargePoint's commercial business tends to contribute higher gross margins than its residential and fleet businesses. Even after the acute impact from any pandemic has subsided, ChargePoint may continue to experience an adverse impact to its business as a result of the pandemic's global economic impact, including any recession that has occurred or may occur in the future.

ChargePoint is highly reliant on its networked charging solution and information technology systems and data, and those of its service providers and component suppliers, any of which systems and data may be subject to cyber-attacks, service disruptions or other security incidents, which could result in data breaches, loss or interruption of services, intellectual property theft, claims, litigation, regulatory investigations, significant liability, reputational damage and other adverse consequences.

ChargePoint continues to expand its information technology systems in the form of its networked charging solution, and as its operations grow, its internal information technology systems, such as product data management, procurement, inventory management, production planning and execution, sales, service and logistics, financial, tax and regulatory compliance systems. This includes the implementation of new internally developed systems and the deployment of such systems in the United States and abroad. The implementation, maintenance, segregation and improvement of these systems require significant management time, support and cost, and there are inherent risks associated with developing, improving and expanding ChargePoint's core systems as well as implementing new systems and updating current systems, including disruptions to the related areas of business operations. These risks may affect ChargePoint's ability to manage its data and inventory, procure parts or supplies or manufacture, sell, deliver and service products, adequately protect its intellectual property or achieve and maintain compliance with, or realize available benefits under, tax laws and other applicable regulations.

While ChargePoint maintains information technology measures designed to protect it against intellectual property theft, data breaches, sabotage and other external or internal cyber-attacks or misappropriation, its systems and those of its service providers are potentially vulnerable to malware, ransomware, viruses, denial-of-service attacks, phishing attacks, social engineering, computer hacking, unauthorized access, exploitation of bugs, defects and vulnerabilities, breakdowns, damage, interruptions, system malfunctions, power outages, terrorism, acts of vandalism, security breaches, security incidents, inadvertent or intentional actions by employees or other third parties, and other cyber-attacks. Further, most of the networked charging stations ChargePoint sells are owned and operated by third-parties who are responsible for the physical safety of the charging stations. Failure on the part of ChargePoint's customer to adequately assure the physical safety of charging stations may result in unauthorized access to ChargePoint's systems or network. To the extent any security incident results in unauthorized access or damage to or acquisition, use, corruption, loss, destruction, alteration or dissemination of ChargePoint data, including intellectual property and personal information, or ChargePoint products, or for it to be believed or reported that any of these occurred, it could disrupt ChargePoint's business, harm its reputation, compel it to comply with applicable data breach notification laws, subject it to time consuming, distracting and expensive litigation, regulatory investigation and oversight, mandatory corrective action, require it to verify the correctness of database contents, or otherwise subject it to liability under laws, regulations and contractual obligations, including those that protect the privacy and security of personal information. This could result in increased costs to ChargePoint and result in significant legal and financial exposure and/or reputational harm.

Because ChargePoint also relies on third-party service providers, it cannot guarantee that its service providers' and component suppliers' systems have not been breached or that they do not contain exploitable defects, bugs, or vulnerabilities that could result in a security incident, or other disruption to, ChargePoint's or ChargePoint's service providers' or component suppliers' systems. ChargePoint's ability to monitor its service providers' and component suppliers' security measures is limited, and, in any event, malicious third parties may be able to circumvent those security measures.

If ChargePoint does not successfully implement, maintain or expand its information technology systems as planned, its operations may be disrupted, its ability to accurately and/or timely report its financial results could be impaired and deficiencies may arise in its internal control over financial reporting, which may impact its ability to certify its financial results (see also "Financial, Tax and Accounting-Related Risks--ChargePoint has previously identified material weaknesses in its internal control over financial reporting. If ChargePoint identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal control over financial reporting, this may result in material misstatements contained within ChargePoint's consolidated financial statements or cause ChargePoint to fail to meet its periodic reporting obligations." for more detail). Moreover, ChargePoint's proprietary information, including intellectual property and personal information, could be compromised or misappropriated, its reputation may be adversely affected if these systems or their functionality do not operate as expected and ChargePoint may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

Computer malware, viruses, ransomware, hacking, phishing attacks and similar disruptions could result in security and privacy breaches and interruption in service, which could harm ChargePoint's business.

From time to time, ChargePoint has experienced cyberattacks on its information technology infrastructure and systems. Computer malware, viruses, physical or electronic break-ins and similar disruptions could lead to interruption and delays in ChargePoint's services and operations and loss, misuse or theft of data. Computer malware, viruses, ransomware, hacking and phishing attacks against online networks have become more prevalent and may occur on ChargePoint's systems in the future. ChargePoint's business may be subject to heightened risks of cyber intrusion as nation-state hackers seek access to technology used by the U.S. government and as criminal enterprise hackers, which may or may not be affiliated with foreign governments, use ransomware attacks to disable critical infrastructure and extort companies for ransom payments. Cyber security organizations in many countries have published warnings of increased cybersecurity threats to U.S. businesses, and external events, like the conflict between Russia and Ukraine or conflicts in the Middle East, may increase the likelihood of cybersecurity attacks, particularly directed at energy, fueling or infrastructure service providers. ChargePoint has also been targeted by spear phishing attacks, in which an email directed at a specific individual or department is disguised to appear to be from a trusted source to obtain sensitive information. Any attempts by cyber attackers to disrupt ChargePoint's services or systems, if successful, could harm its business, introduce liability to data subjects, result in the misappropriation of funds, be expensive to remedy, subject ChargePoint to substantial fines, penalties, damages and other liabilities under applicable laws and regulations, lead to a loss of protection of its intellectual property or trade secrets and damage its reputation or brand.

ChargePoint's cyber-insurance coverage may not be sufficient to compensate for all liability relating to any actual or potential disruption or other security breach or incident. ChargePoint cannot be certain that its coverage will be adequate for liabilities actually incurred, that insurance will continue to be available to it on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against ChargePoint that exceed available insurance coverage, or the occurrence of changes in ChargePoint's insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, operating results, and reputation.

Efforts to prevent cyber attackers from entering computer systems are expensive to implement, and ChargePoint may not be able to cause the implementation or enforcement of such preventions with respect to its third-party vendors. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of systems and technical infrastructure may, in addition to other losses, harm ChargePoint's reputation, brand and ability to attract customers.

ChargePoint has previously experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, third-party service providers, component supplier and manufacturer disruptions, human or software errors and capacity constraints. If ChargePoint's services are unavailable when users attempt to access them, they may seek other services, which could reduce demand for ChargePoint's solutions from target customers.

ChargePoint has processes and procedures in place designed to enable it to quickly recover from a disaster or catastrophe and continue business operations and has tested this capability under controlled circumstances. However, there are several factors ranging from human error to data corruption that could materially impact the efficacy of such processes and procedures, including by lengthening the time services are partially or fully unavailable to customers and users. It may be difficult or impossible to perform some or all recovery steps and continue normal business operations due to the nature of a particular disaster or catastrophe, especially during peak periods, which could cause additional reputational damages, or loss of revenue, any of which could adversely affect its business and financial results.

Acquisitions or strategic investments could be difficult to identify and integrate, divert the attention of key management personnel, disrupt ChargePoint's business, dilute stockholder value and adversely affect its results of operations and financial condition.

As part of ChargePoint's business strategy, ChargePoint has made and may in the future make acquisitions of, or investments in, businesses, services or technologies that are complementary to its existing business. For example, in 2021, ChargePoint acquired ViriCiti B.V. ("ViriCiti"), a provider of electrification solutions for eBus and commercial fleets, and acquired has•to•be gmbh ("HTB"), an e-mobility and charging software platform. The process of identifying and consummating acquisitions and investments and the subsequent integration of new assets and businesses into ChargePoint's own business, requires attention from management and could result in a diversion of resources from its existing business, which in turn could have an adverse effect on its operations. Acquired assets or businesses may not generate the expected financial results. Acquisitions or investments could also result in the use of cash, potentially dilutive issuances of equity securities, the occurrence of goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business or investment. ChargePoint may also incur costs and management time on transactions that are ultimately not completed. In addition, ChargePoint's due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product, technology or investment, including issues related to intellectual property, product quality or product architecture, regulatory compliance practices, revenue recognition or other accounting practices or issues with employees or customers.

ChargePoint's acquisitions or investments may not ultimately strengthen its competitive position or achieve its goals and business strategy; ChargePoint may be subject to claims or liabilities assumed from an acquired company, product or technology; acquisitions or

investments ChargePoint completes could be viewed negatively by its customers, investors and securities analysts; and ChargePoint may incur costs and expenses necessary to address an acquired company's failure to comply with laws and governmental rules and regulations. Additionally, ChargePoint may be subject to litigation or other claims in connection with the acquired company, including claims from terminated employees, former stockholders or other third parties, which may differ from or be more significant than the risks ChargePoint's business faces for similar litigation or other claims. An acquired company may also need to implement or improve its controls, procedures and policies, and ChargePoint may face risks associated if any of those controls, procedures or policies are insufficiently effective. ChargePoint may also face retention or cultural challenges associated with integrating employees from the acquired company into its organization. If ChargePoint is unsuccessful at integrating acquisitions or investments in a timely manner, the revenue and operating results of the combined company could be adversely affected. Any integration process may require significant time and resources, which may disrupt ChargePoint's ongoing business and divert management's attention, and ChargePoint may not be able to manage the integration process successfully or in a timely manner. ChargePoint may not successfully evaluate or utilize the acquired technology or personnel, realize anticipated synergies from the acquisition or investment, or accurately forecast the financial impact of an acquisition or investment transaction or the related integration of such acquisition or investment, including accounting charges and any potential impairment of goodwill and intangible assets recognized in connection with such transaction. ChargePoint may have to pay cash, incur debt, or issue equity or equity-linked securities to pay for any acquisitions or investments, each of which could adversely affect its financial condition or the market price of its Common Stock. Furthermore, the sale of equity or issuance of equity-linked debt to finance any such transaction could result in dilution to ChargePoint's stockholders. The occurrence of any of these risks could harm ChargePoint's business, operating results and financial condition.

ChargePoint's business is subject to risks associated with natural disasters and the adverse effects associated with climate change, including earthquakes, wildfires, or other types of natural disasters or resource shortages, including public safety power shut-offs that have occurred and may continue to occur in California, the effects of which could disrupt and harm its operations and those of ChargePoint's customers.

ChargePoint conducts a majority of its operations in the San Francisco Bay Area in an area projected to be vulnerable to future water scarcity and sea level rise due to climate change as well as in an active earthquake zone. The occurrence of a natural disaster such as an earthquake, drought, flood, fire (such as the increasingly frequent wildfires in California), localized extended outages of critical utilities (such as California's public safety power shut-offs) or transportation systems, or any critical resource shortages could cause a significant interruption in its business, damage or destroy ChargePoint's facilities or inventories, and cause it to incur significant costs, any of which could harm its business, financial condition and results of operations. The insurance ChargePoint maintains against fires, earthquakes and other natural disasters may not be adequate to cover losses in any particular case.

In addition, rolling public safety power shut-offs in California or other states can affect user acceptance of EVs, as charging may be unavailable at the desired times, or at all during these events. These shut-offs could also affect the ability of fleet operators to charge their EVs, which, for example, could adversely affect transportation schedules or any service level agreements to which either ChargePoint or the fleet operator may be a party. If these events persist, the demand for EVs could decline, which would result in reduced demand for charging solutions.

Seasonality may cause fluctuations in ChargePoint's revenue.

ChargePoint believes there are seasonal factors that may cause ChargePoint to record higher revenue in some quarters compared with others. A significant share of ChargePoint's annual revenues are typically generated in the fourth fiscal quarter, which coincides with customers with a December 31 year-end choosing to spend remaining unused portions of their budgets. ChargePoint's revenues have historically been lower in its first fiscal quarter than its preceding fourth quarter, due to, in part, unfavorable weather conditions which result in a decrease in construction activity during the winter months, periods of wet weather and times when other weather and climate conditions would impair construction activity. While ChargePoint believes it has visibility into the seasonality of its business, various factors, including difficult weather conditions (such as flooding, hurricanes, prolonged rain or periods of unseasonably cold temperatures or snowstorms) in any quarter, may materially and adversely affect its business, financial condition and results of operations.

ChargePoint is susceptible to risks associated with an increased focus by stakeholders and regulators on climate change, which may adversely affect its business and results of operations.

Climate-related events, including the increasing frequency of extreme weather events and their impact on critical infrastructure in the United States and elsewhere, have the potential to disrupt ChargePoint's business and those of its third-party suppliers, and customers, and may cause ChargePoint to experience higher attrition, losses and additional costs to maintain or resume operations. In addition, ChargePoint's customers may begin to establish sourcing requirements related to sustainability. As a result, ChargePoint may receive requests for sustainability related information about its products, business operations, use of sustainable materials and packaging. ChargePoint's inability to comply with these and other sustainability requirements in the future could adversely affect sales of and demand for its products.

Further, there is an increased focus, including by governmental and nongovernmental organizations, investors, customers, and other stakeholders, on climate change matters, including increased pressure to expand disclosures related to the physical and transition risks related to climate change or to establish sustainability goals, such as the reduction of greenhouse gas emissions, which could expose ChargePoint to market, operational and execution costs or risks. ChargePoint's failure to establish such sustainability targets or targets

that are perceived to be appropriate, as well as to achieve progress on those targets on a timely basis, or at all, could adversely affect the reputation of its brand and sales of and demand for its products.

Risks Related to the EV Market

ChargePoint's future growth and success is highly dependent upon the continuing rapid adoption of EVs for passenger and fleet applications.

ChargePoint's future growth is highly dependent upon the adoption of EVs by businesses and consumers. The market for EVs is still rapidly evolving, characterized by rapidly changing technologies, competitive pricing and competitive factors, evolving government regulation and industry standards and changing consumer demands and behaviors, changing levels of concern related to environmental issues and governmental initiatives related to energy independence, climate change and the environment generally. Although demand for EVs has grown in recent years, the rate of EV sales is highly volatile and there is no guarantee of continuing future demand. If the market for EVs develops more slowly than expected, or if demand for EVs decreases, ChargePoint's business, prospects, financial condition and operating results would be harmed. The market for EVs could be affected by numerous factors, such as:

• perceptions about EV features, quality, safety, performance and cost;

• EV auto manufacturers delay or eliminate plans to migrate their manufacturing production to be solely or primarily EV;

• perceptions about the limited range over which EVs may be driven on a single battery charge;

• competition, including from other types of alternative fuel vehicles, plug-in hybrid electric vehicles and high fuel-economy internal combustion engine vehicles;

• volatility in the cost of oil and gasoline, including as a result of trade restrictions;

• concerns regarding the scalability, availability, reliability and stability of the electrical grid;

• the change in an EV battery's ability to hold a charge over time;

• the availability and reliability of a national electric vehicle charging network or infrastructure;

• availability of maintenance and repair services for EVs;

• consumers' perception about the convenience and cost of charging EVs;

• increases in fuel efficiency of non-electric vehicles;

• government regulations and economic incentives, including adverse changes in, or expiration of, favorable tax incentives related to EVs, EV charging stations or decarbonization generally;

• relaxation or elimination of government mandates or quotas regarding the sale of EVs; and

• concerns about the future viability of EV manufacturers.

In addition, sales of vehicles in the automotive industry can be cyclical, which may affect growth in acceptance of EVs. It is uncertain how macroeconomic factors will impact demand for EVs, particularly since EVs can be more expensive than traditional gasoline-powered vehicles. Furthermore, because fleet operators often make large purchases of EVs, this cyclicality and volatility in the automotive industry may be more pronounced with commercial purchasers, and any significant decline in demand from these customers could reduce demand for EV charging and ChargePoint's products and services in particular.

Demand for EVs may also be affected by factors directly impacting automobile prices or the cost of purchasing and operating automobiles, such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand or delays in EV production due to global supply chain constraints or due to changes in vehicle manufacturers EV product goals may lead to lower vehicle unit sales, which may result in reduced demand for EV charging solutions and therefore adversely affect ChargePoint's business, financial condition and operating results.

The EV market currently benefits from the availability of rebates, tax credits and other financial incentives from governments, utilities and others to offset the purchase or operating costs of EVs and EV charging stations. The reduction, modification, or elimination of such benefits could cause reduced demand for EVs and EV charging stations, which would adversely affect ChargePoint's financial results.

The U.S. federal government, foreign governments and some state and local governments provide incentives to end users and purchasers of EVs and EV charging stations in the form of rebates, tax credits and regulations like clean fuel programs, which can provide other financial incentives. The EV market benefits from these governmental rebates, tax credits and other financial incentives to significantly lower the effective price of EVs and EV charging stations to customers. For example, the Infrastructure Investment and Jobs Act signed into law on November 15, 2021 provided additional funding for EVs and EV charging infrastructure through the creation of new programs and grants and the expansion of existing programs, including $7.5 billion for EV charging along highway corridors. In addition, the Inflation Reduction Act of 2022 (the "IRA") signed into law on August 16, 2022 includes numerous incentives and tax credits aimed at reducing the effects of climate change, such as the extension and increase of the EV charging infrastructure tax credits under Section 30C and tax credits for EVs under Section 30D of the Internal Revenue Code of 1986, as amended (the "Code") through 2032. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as a matter of regulatory or legislative policy. Any other reduction in rebates, tax credits or other financial incentives for EVs or EV charging stations could materially reduce the demand for EVs and ChargePoint's solutions and, as a result, may adversely impact ChargePoint's business and expansion potential.

In addition, the EV charging infrastructure tax credits, pursuant to Section 30C of the Code,are subject to an 80% reduction if the applicable project does not satisfy certain prevailing wage and apprenticeship requirements (and none of the relevant exceptions apply). If these requirements are not satisfied, the demand for ChargePoint's network charging solutions may be adversely impacted by the reduced credits available, which could have a material adverse effect on ChargePoint's business, financial condition and results of operations.

ChargePoint also derives other revenue as set forth on its consolidated statements of operations from regulatory credits. If government support of these credits declines, ChargePoint's ability to generate this other revenue in the future would be adversely affected. In years prior to fiscal year 2021, ChargePoint has derived a slight majority of its other revenue from regulatory credits. However, revenue from this source as a percentage of other and total revenue has declined in recent quarters and it may continue to decline over time. Further, the availability of such credits may decline even with general governmental support of the transition to EV infrastructure.

Changes to fuel economy standards or the success of alternative fuels may negatively impact the EV market and thus the demand for ChargePoint's products and services.

As regulations have required an increase in the mileage capabilities of cars, consumption of renewable transportation fuels, such as ethanol and biodiesel, and the prevalence of other alternative vehicles has been increasing. If fuel efficiency of non-electric vehicles continues to rise, whether as the result of regulations or otherwise, and affordability of vehicles using renewable transportation fuels improves, the demand for EVs could diminish. In addition, the EV fueling model is different than gas or other fuel models, requiring behavior change and education of influencers, consumers and others such as regulatory bodies. Developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect demand for EVs and EV charging stations. For example, fuel which is abundant and relatively inexpensive in the United States, such as compressed natural gas, may emerge as a preferred alternative to petroleum-based propulsion. Regulatory bodies may also adopt rules that substantially favor certain alternatives to petroleum-based propulsion over others, which may not necessarily be EVs, or may adopt rules to eliminate, modify or reduce penalties or incentives to maintain minimum fuel economy standards. Any of these changes may impose additional obstacles to the purchase of EVs or the development of a more ubiquitous EV market. If any of the above influence consumers or businesses to no longer purchase EVs or purchase them at a lower rate, it would materially and adversely affect ChargePoint's business, operating results, financial condition and prospects.

The EV charging market is characterized by rapid technological changes often due to technical improvements, regulatory requirements and customer requirements, which requires ChargePoint to continue to develop new products and product innovations. Any delays in such development could adversely affect market adoption of its products and ChargePoint's financial results.

Continuing technological changes in battery and other EV technologies could adversely affect adoption of current EV charging technology and/or ChargePoint's products. ChargePoint's future success will depend upon its ability to develop and introduce a variety of new capabilities and innovations to its existing product offerings, as well as introduce a variety of new product offerings, to address the changing needs of the EV charging market. As new products are introduced, gross margins tend to decline in the near term and improve as the product becomes more mature with a more efficient manufacturing process.

As EV technologies change, new industry standards evolve or develop or governmental regulations impose new requirements on EV charging technology, ChargePoint may need to upgrade or adapt its charging station technology and introduce new products and services in order to serve vehicles that have the latest technology, such as battery cell technology or charging connector ports, or comply with new governmental regulations, which could involve substantial costs. Even if ChargePoint is able to keep pace with changes in technology and develop new products and services, its research and development expenses could increase, its gross margins could be adversely affected in some periods and its prior products could become obsolete or non-compliant with governmental regulations or

industry standards more quickly than expected. ChargePoint may also incur additional costs and expenses related to new product transitions such as adverse impacts due to supply chain failures to procure sufficient new product components, purchase price variances, or inventory obsolescence costs related to new product transitions, including as the result of any failure on the part of ChargePoint to meet its own estimates and projections. ChargePoint cannot guarantee that any new products will be released in a timely manner, or at all, or achieve market acceptance. Delays in delivering new products that meet customer requirements could damage ChargePoint's relationships with customers and lead them to seek alternative providers. Delays in introducing products and innovations or the failure to offer innovative products or services at competitive prices may cause existing and potential customers to purchase ChargePoint's competitors' products or services. Finally, new or changing state or federal regulations or industry standards may result in delays related to the development of new products or modifications to existing products in order to come into compliance and any such delays may result in customer's selecting alternative providers or result in delays related to ChargePoint's ability to install, sell or distribute its charging station technology.

If ChargePoint is unable to devote adequate resources to develop products or cannot otherwise successfully develop products or services that meet customer and regulatory requirements on a timely basis or that remain competitive with technological alternatives, its products and services could lose market share, its revenue may decline, it may experience higher operating losses and its business and prospects may be adversely affected.

Certain statements ChargePoint makes about estimates of market opportunity and forecasts of market growth may prove to be inaccurate.

From time to time, ChargePoint makes statements with estimates of the addressable market for ChargePoint's solutions and the EV market in general. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. The estimates and forecasts relating to the size and expected growth of the target EV market, market demand and adoption rates, capacity to address this demand and pricing may also prove to be inaccurate. In particular, estimates regarding the current and projected EV market opportunity are difficult to predict. The estimated addressable EV market may not materialize for many years, if ever, and even if the markets meet the size estimates and growth forecasts, ChargePoint's business could fail to grow at similar rates.

Risks Related to ChargePoint's Technology, Intellectual Property and Infrastructure

ChargePoint's business may be adversely affected if it is unable to protect its technology and intellectual property from unauthorized use by third parties.

ChargePoint's success depends, at least in part, on ChargePoint's ability to obtain, maintain, enforce and protect its core technology and intellectual property. To accomplish this, ChargePoint relies on, and plans to continue relying on, a combination of patents, trade secrets (including know-how), employee and third-party nondisclosure agreements, copyright, trademarks, intellectual property licenses and other contractual rights to retain ownership of, and protect, its technology. Despite ChargePoint's efforts to obtain, maintain, enforce and protect intellectual property rights, there can be no assurance that these steps will be available in all cases or will be adequate to prevent ChargePoint's competitors or other third-parties from copying, reverse engineering, or otherwise obtaining and using its technology or products or seeking court declarations that they do not infringe, misappropriate or otherwise violate its intellectual property. Failure to adequately protect its technology and intellectual property could result in competitors offering similar products, potentially resulting in the loss of some of ChargePoint's competitive advantage and a decrease in revenue which would adversely affect its business, prospects, financial condition and operating results.

The measures ChargePoint takes to protect its technology and intellectual property from unauthorized use by others may not be effective for various reasons, including the following:

- any patent applications ChargePoint submits may not result in the issuance of patents;

- the scope of issued patents may not be broad enough to protect its inventions and proprietary rights;

- any issued patents may be challenged by competitors and/or invalidated by courts or governmental authorities;

- ChargePoint may not be the first inventor of the subject matter to which it has filed a particular patent application, and it may not be the first party to file such a patent application;

- Patents have a finite term, and competitors and other third-parties may offer identical or similar products after the expiration of ChargePoint's patents that cover such products;

- the costs associated with enforcing patents, confidentiality and invention agreements or other intellectual property rights may make aggressive enforcement impracticable;

- current and future competitors may circumvent patents or independently develop similar trade secrets or works of authorship, such as software;

- know-how and other proprietary information ChargePoint purports to hold as a trade secret may not qualify as a trade secret under applicable laws;

- ChargePoint's employees, contractors or business partners may breach their confidentiality, non-disclosure, and non-use obligations; and

- proprietary designs and technology embodied in ChargePoint's products may be discoverable by third-parties through means that do not constitute violations of applicable laws.

Patent, trademark, and trade secret laws vary significantly throughout the world. Some foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Further, policing the unauthorized use of ChargePoint's intellectual property in foreign jurisdictions may be difficult or impossible. Therefore, ChargePoint's intellectual property rights may not be as strong or as easily enforced outside of the United States.

Certain patents in the EV space may come to be considered "standards essential." If this is the case with respect to any of ChargePoint's patents, it may be required to license certain technology on "fair, reasonable and non-discriminatory" terms, decreasing revenue. Further, competitors, vendors, or customers may, in certain instances, be free to create variations or derivative works of ChargePoint technology and intellectual property, and those derivative works may become directly competitive with ChargePoint's offerings. Finally, ChargePoint may not be able to leverage, or obtain ownership of, all technology and intellectual property developed by ChargePoint's vendors in connection with design and manufacture of ChargePoint's products, thereby jeopardizing ChargePoint's ability to obtain a competitive advantage over its competitors.

It is ChargePoint's policy to enter into confidentiality and invention assignment agreements with its employees and contractors that have developed material intellectual property for ChargePoint, but these agreements may not be self-executing and may not otherwise adequately protect ChargePoint's intellectual property, particularly with respect to conflicts of ownership relating to work product generated by employees and contractors. Furthermore, ChargePoint cannot be certain that these agreements will not be breached, and that third-parties will not gain access to its trade secrets, know-how and other proprietary technology. Third-parties may also independently develop the same or substantially similar proprietary technology. Monitoring unauthorized use of ChargePoint's intellectual property is difficult and costly, as are the steps ChargePoint has taken or will take to prevent misappropriation.

To prevent unauthorized use of ChargePoint's intellectual property, it may be necessary to prosecute actions for infringement, misappropriation or other violation of ChargePoint's intellectual property against third-parties. Any such action could result in significant costs and diversion of ChargePoint's resources and management's attention, and there can be no assurance that ChargePoint will be successful in any such action. Furthermore, ChargePoint's current and potential competitors may have the ability to dedicate substantially greater resources to enforce their intellectual property rights than ChargePoint does. Accordingly, ChargePoint may not be able to prevent third-parties from infringing, misappropriating or otherwise violating its intellectual property. Any of the foregoing may adversely affect ChargePoint's revenues or results of operations.

ChargePoint may need to defend against intellectual property infringement or misappropriation claims, which may be time-consuming and expensive.

From time to time, the holders of intellectual property rights may assert their rights and urge ChargePoint to enter into licenses, and/or may bring suits alleging infringement, misappropriation or other violation of such rights. There can be no assurance that ChargePoint will be able to mitigate the risk of potential suits or other legal demands by competitors or other third-parties. Accordingly, ChargePoint may consider entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses and associated litigation could significantly increase ChargePoint's operating expenses. In addition, if ChargePoint is determined to have or believes there is a high likelihood that it has infringed upon, misappropriated or otherwise violated a third-party's intellectual property rights, it may be required to cease making, selling or incorporating certain key components or intellectual property into the products and services it offers, to pay substantial damages and/or royalties, to redesign its products and services, and/or to establish and maintain alternative branding. In addition, to the extent that ChargePoint's customers and business partners become the subject of any allegation or claim regarding the infringement, misappropriation or other violation of intellectual property rights related to ChargePoint's products and services, ChargePoint may be required to indemnify such customers and business partners. If ChargePoint were required to take one or more such actions, its business, prospects, operating results and financial condition could be materially and adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

ChargePoint expects to incur research and development costs and devote significant resources to developing new products, which could significantly reduce its profitability and may never result in revenue to ChargePoint.

ChargePoint's future growth depends on penetrating new markets, adapting existing products to new applications and customer requirements, and introducing new products that achieve market acceptance. ChargePoint plans to incur significant research and development costs in the future as part of its efforts to design, develop, manufacture and introduce new products and enhance existing products. ChargePoint's research and development expenses were $220.8 million, $195.0 million, and $145.0 million during the fiscal years ended January 31, 2024, 2023 and 2022, respectively, and may grow in the future. Further, ChargePoint's research and

development program may not produce successful results, and its new products may not achieve market acceptance, create additional revenue or become profitable.

ChargePoint intends to use third-party contract manufacturers and design partners for targeted new research and development initiatives with the goals of controlling development costs and decreasing operating expenses. ChargePoint believes such partnerships will allow it to better manage research and development expenses, improve the speed and quality of new product development and increase its efficiencies by leveraging the design talent and supply chains of these partners. Implementing third-party design partners for new research and development initiatives will require sophisticated oversight, quality programs and cost-control initiatives. If ChargePoint is not successful in its use of third-party contract manufacturers and design partners for new product development, its financial conditions, gross margins and results of operations could be materially and adversely affected.

The current lack of national and international standards may lead to uncertainty, additional competition and further unexpected costs.

Lack of industry standards for EV station management, coupled with utilities and other large organizations mandating their own adoption of specifications that have not become widely adopted in the industry, may hinder innovation or slow new product or new feature introduction.

In addition, automobile manufacturers may choose to utilize their own proprietary systems, which could lock out competition for EV charging stations, or to use their size and market position to influence the market, which could limit ChargePoint's market and reach to customers, negatively impacting its business. For example, many of the major EV manufacturers have announced the adoption of SAE J3400 as the standard charging port for their future EV models. It is possible that other charging or similar standards may be introduced into the emerging EV market by EV manufacturers, EV charging infrastructure suppliers and other market participants which may not be compatible with ChargePoint's products or technologies that may cause ChargePoint to have to adapt its business, processes or services to comply with such standard, which may require significant time and research and development costs and, as a result, may have a material and adverse effect on ChargePoint's revenue or results of operations,

Further, should regulatory bodies impose charging standards that are not compatible with ChargePoint's products or infrastructure, ChargePoint may incur significant costs to adapt its business model to the new regulatory standards, which may require significant time and, as a result, may have a material and adverse effect on ChargePoint's revenue or results of operations.

ChargePoint's technology could have undetected defects, errors or bugs in hardware or software which could reduce market adoption, damage its reputation with current or prospective customers, and/or expose it to product liability and other claims that could materially and adversely affect its business.

ChargePoint may be subject to claims that charging stations have malfunctioned and persons or property were injured and harmed or purported to be injured and harmed. Any insurance that ChargePoint carries may not be sufficient or it may not apply to all situations. Similarly, to the extent that such malfunctions are related to components obtained from third-party vendors, such vendors may not assume responsibility for such malfunctions. In addition, ChargePoint's customers could be subjected to claims as a result of such incidents and may bring legal claims against ChargePoint to attempt to hold it liable. Any of these events could adversely affect ChargePoint's brand, relationships with customers, operating results or financial condition.

Furthermore, ChargePoint's software platform is complex, developed for over a decade by many developers, and includes a number of licensed third-party commercial and open-source software libraries. ChargePoint's software has contained defects and errors and may in the future contain undetected defects or errors. ChargePoint is continuing to evolve the features and functionality of its platform through updates and enhancements, and as it does, it may introduce additional defects or errors that may not be detected until after deployment to customers. In addition, if ChargePoint's products and services, including any updates or patches, are not implemented or used correctly or as intended, inadequate performance and disruptions in service may result.

Any defects or errors in product or services offerings, or the perception of such defects or errors, or other performance problems could result in any of the following, each of which could adversely affect ChargePoint's business and results of its operations:

- expenditure of significant financial and product development resources, including recalls, in efforts to analyze, correct, eliminate or work around errors or defects;

- loss of existing or potential customers or partners;

- interruptions or delays in sales;

- delayed or lost revenue;

- delay or failure to attain market acceptance;

- delay in the development or release of new functionality or improvements;

- negative publicity and reputational harm;

- sales credits or refunds;

- exposure of confidential or proprietary information;

- diversion of development and customer service resources;

- breach of warranty claims;

- legal claims under applicable laws, rules and regulations; and

- an increase in collection cycles for accounts receivable or the expense and risk of litigation.

Although ChargePoint has contractual protections, such as warranty disclaimers and limitation of liability provisions, in many of its agreements with customers, resellers and other business partners, such protections may not be uniformly implemented in all contracts and, where implemented, may not fully or effectively protect it from claims by customers, resellers, business partners or other third-parties. Any insurance coverage or indemnification obligations of suppliers may not adequately cover all such claims or cover only a portion of such claims. A successful product liability, warranty, or other similar claim could have an adverse effect on ChargePoint's business, operating results and financial condition. In addition, even claims that ultimately are unsuccessful could result in expenditure of funds in litigation, divert management's time and other resources and cause reputational harm.

Some of ChargePoint's products contain open-source software, which may pose particular risks to its proprietary software, products and services in a manner that could harm its business.

ChargePoint uses open-source software in its products and anticipates using open-source software in the future. Some open-source software licenses require those who distribute open-source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open-source code on unfavorable terms or at no cost, and ChargePoint may be subject to such terms. The terms of many open-source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on ChargePoint's ability to provide or distribute ChargePoint's products or services.

In addition, ChargePoint relies on some open-source software and libraries issued under the General Public License (or similar "copyleft" licenses) for development of its products and may continue to rely on similar copyleft licenses. Third-parties may assert a copyright claim against ChargePoint regarding its use of such software or libraries, which could lead to a limitation of ChargePoint's use of such software or libraries. Use of such software or libraries may also force ChargePoint to provide third-parties, at no cost, the source code to its proprietary software, which may decrease revenue and lessen any competitive advantage ChargePoint has due to the secrecy of its source code.

ChargePoint could face claims from third-parties claiming ownership of, or demanding release of, the open-source software or derivative works that ChargePoint developed using such software, which could include ChargePoint's proprietary source code, or otherwise seeking to enforce the terms of the applicable open-source license. These claims could result in litigation and could require ChargePoint to make its software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until ChargePoint can re-engineer them to avoid infringement, which may be a costly and time-consuming process, and ChargePoint may not be able to complete the re-engineering process successfully.

Additionally, the use of certain open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open-source software, and ChargePoint cannot ensure that the authors of such open-source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open-source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, have an adverse effect on ChargePoint's business and results.

Interruptions, delays in service or inability to increase capacity, including internationally, at third-party data center facilities could impair the use or functionality of ChargePoint's subscription services, harm its business and subject it to liability.

ChargePoint currently serves customers from third-party data center facilities operated by Amazon Web Services ("AWS") located in the United States, Europe and Canada. Any outage or failure of such data centers could negatively affect ChargePoint's product connectivity and performance. ChargePoint's primary environments are behind the Content Delivery Network operated by Cloudflare, Inc. ("Cloudflare"), and any interruptions of Cloudflare's services could negatively affect ChargePoint's product connectivity and performance. Furthermore, ChargePoint depends on connectivity from its charging stations to its data centers through cellular service providers, such as Verizon. Any incident affecting a data center facility's or a cellular service provider's infrastructure or operations, whether caused by fire, flood, severe storm, earthquake, or other natural disasters, power loss, telecommunications failures, breach of security protocols, computer viruses and disabling devices, failure of access control mechanisms, war, criminal act, military actions, terrorist attacks and other similar events could negatively affect the use, functionality or availability of ChargePoint's services.

Any damage to, or failure of, ChargePoint's systems, or those of its third-party providers, could interrupt or hinder the use or functionality of its services. Impairment of or interruptions in ChargePoint's services may reduce revenue, subject it to claims and litigation, cause customers to terminate their subscriptions, and adversely affect renewal rates and its ability to attract new customers. ChargePoint's business will also be harmed if customers and potential customers believe its products and services are unreliable.

Customer-Related Risks

ChargePoint may be unable to leverage customer data in all geographic locations, and this limitation may impact research and development operations.

ChargePoint relies on data collected through charging stations or its mobile application, including usage data and geolocation data. ChargePoint uses this data in connection with the research, development and analysis of its technologies. ChargePoint's inability to obtain necessary rights to use this data or freely transfer this data out of, for example, the European Economic Area, could result in delays or otherwise negatively impact ChargePoint's research and development efforts.

ChargePoint's ability to maintain customer satisfaction depends in part on the quality of ChargePoint's customer support. Failure to maintain high-quality customer support could adversely affect ChargePoint's reputation, business, results of operation, and financial condition.

ChargePoint believes that the successful use of its EV charging stations and Cloud Services requires a high level of support and engagement for many of its customers, particularly its fleet and commercial customers. In order to deliver appropriate customer support and engagement, ChargePoint must successfully assist its customers in deploying and continuing to use ChargePoint's Cloud Services tools and EV charging stations, resolving performance issues, addressing interoperability challenges with a customers' existing information technology or fuel management platforms and responding to EV charging station component failures or replacement parts, as well as charging station performance and reliability issues that may arise from time to time.

ChargePoint provides support to its commercial, fleet and residential EV charging station owners and operators. Such support services are generally provided under its Assure warranty program, including proactive charging station monitoring, guaranteed service response times and labor and parts warranties. ChargePoint further provides support for EV drivers connecting to and utilizing ChargePoint's Cloud Services and its network of EV charging stations, including customer support services and mobile services. ChargePoint's support organization faces additional challenges associated with its international operations, including those associated with delivering support, training, and documentation in languages other than English. If ChargePoint fails to maintain high-quality customer support or comply with support requirements under its Cloud Services or Assure warranty program, ChargePoint may incur additional costs, be obligated to provide refunds, rebates or pay performance penalties to its customers and EV charging station owners, or suffer the cancellation of Cloud Services and Assure warranty agreements, the occurrence of any of which may increase ChargePoint's expenses and costs or result in less revenue for ChargePoint, which may adversely affect ChargePoint's business, reputation, business, results of operations, and financial condition.

In addition to providing direct customer support, ChargePoint also relies on channel partners in order to provide frontline support to some of its customers, including with respect to commissioning, maintenance, component part replacements and repairs of charging stations. If ChargePoint's channel partners do not provide support to the satisfaction of ChargePoint's customers, ChargePoint may be required to hire additional personnel and to invest in additional resources in order to provide an adequate level of support, generally at a higher cost than that associated with its channel partners, which may increase ChargePoint's costs and expenses and adversely affect ChargePoint's gross margins. There can be no assurance that ChargePoint will be able to hire sufficient support personnel as and when needed. To the extent that ChargePoint is unsuccessful in hiring, training, and retaining adequate support personnel, its ability to provide high-quality and timely support to its customers will be negatively impacted and its customers' satisfaction with its Cloud Services and EV charging stations could be adversely affected. Any failure to maintain high-quality customer support, or a market perception that ChargePoint does not maintain high-quality customer support, could adversely affect ChargePoint's reputation, business, results of operations, and financial condition, particularly with respect to its fleet customers (see also "Risks Related to ChargePoint's Business--Supply chain disruptions, component shortages, manufacturing interruptions or delays could adversely affect ChargePoint's ability to meet customer demand, lead to higher costs, and adversely affect ChargePoint's business and results of operations").

ChargePoint's business will depend on customers renewing their services subscriptions. If customers do not continue to use its subscription offerings or if they fail to add more stations, its business and operating results will be adversely affected.

In addition to selling networked charging stations, ChargePoint also depends on customers continuing to subscribe to its Cloud Services and extended warranty coverages. Therefore, it is important that customers renew their subscriptions when the contract term expires and add additional charging stations and services to their subscriptions. Customers may decide not to renew their subscriptions with a similar contract period, at the same prices or terms or with the same or a greater number of users, stations or level of functionality. Customer retention may decline or fluctuate as a result of a number of factors, including satisfaction with software and features, functionality of the charging stations, prices, features and pricing of competing products, reductions in spending levels, mergers and acquisitions involving customers and deteriorating general economic conditions.

If customers do not renew their subscriptions, if they renew on terms less favorable to ChargePoint or if they fail to add products or services, ChargePoint's business and operating results will be adversely affected.

Changes in subscriptions or pricing models may not be reflected in near-term operating results.

ChargePoint generally recognizes subscriptions revenue from customers ratably over the terms of their contracts. As a result, most of the subscriptions revenue reported in each quarter is derived from the recognition of deferred revenue relating to subscriptions entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any single quarter will likely have only a small impact on revenue for that quarter. However, such a decline will negatively affect revenue in future quarters. In addition, the severity and duration of events may not be predictable, and their effects could extend beyond a single quarter. Accordingly, the effect of significant downturns in sales and market acceptance of subscription services, and potential changes in pricing policies or rate of renewals, may not be fully apparent until future periods.

Financial, Tax and Accounting-Related Risks

ChargePoint has previously identified material weaknesses in its internal control over financial reporting. If ChargePoint identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal control over financial reporting, this may result in material misstatements contained within ChargePoint's consolidated financial statements or cause ChargePoint to fail to meet its periodic reporting obligations.

ChargePoint is required to provide management's attestation on internal controls pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") The standards required for a public company under Section 404(a) and Section 404(b) of Sarbanes-Oxley are significantly more stringent than those previously required of ChargePoint as a privately-held company. Management may not be able to effectively and timely implement controls and procedures that adequately satisfy the compliance and reporting requirements of Section 404(a) and/or Section 404(b) of Sarbanes-Oxley. If ChargePoint is not able to implement these requirements in a timely manner or with adequate compliance, it may not be able to assess whether its internal control over financial reporting is effective, which may subject it to adverse regulatory consequences and could harm investor confidence.

ChargePoint has previously identified material weaknesses in its internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of ChargePoint's annual or interim financial statements will not be prevented or detected on a timely basis. For instance, in connection with the preparation and audit of ChargePoint's consolidated financial statements, material weaknesses were identified in its internal control over financial reporting as of January 31, 2022, and January 31, 2023. Although such material weaknesses were remediated in part as of January 31, 2023, and remediated in full as of January 31, 2024, there can be no assurance that similar internal control over financial reporting issues will not be identified in the future. If ChargePoint cannot remediate future material weaknesses or significant deficiencies in a timely manner, or if ChargePoint identifies additional control deficiencies or material weaknesses over financial reporting that individually or together constitute significant deficiencies or material weaknesses, ChargePoint's ability to accurately record, process, and report financial information and its ability to prepare financial statements within required time periods, could be adversely affected.

As previously disclosed in ChargePoint's Annual Report on Form 10-K for the year ended January 31, 2023, and in subsequent quarterly reports, ChargePoint did not design and maintain effective controls over certain information technology ("IT") general controls for information systems that are relevant to the preparation of its consolidated financial statements. Specifically, ChargePoint did not design and maintain (a) program change management controls to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately, (b) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to its financial applications and data to appropriate company personnel and (c) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements. See Part II, Item 9A. Controls and Procedures in this Annual Report on Form 10-K for more information related to ChargePoint's remediation of these material weaknesses during its fiscal year ended January 31, 2024.

In addition, as previously disclosed in ChargePoint's Annual Report on Form 10-K for the year ended January 31, 2022, management concluded ChargePoint did not design and maintain an effective control environment commensurate with its financial reporting requirements. Specifically, (a) ChargePoint did not maintain a sufficient complement of personnel with an appropriate degree of accounting knowledge, experience and training to appropriately analyze, record and disclose accounting matters commensurate with its accounting and reporting requirements, (b) ChargePoint did not design and maintain formal accounting policies, procedures and controls over significant accounts and disclosures to achieve complete, accurate and timely financial accounting, reporting and disclosures, including accounting for complex features associated with warrants, and adequate controls related to the preparation and review of journal entries, and (c) ChargePoint did not design and maintain effective controls related to the valuation of acquired intangible assets, specifically controls over the review of the inputs and assumptions used in the valuation of the acquired assets.

While the material weaknesses related to internal controls over financial reporting previously disclosed by ChargePoint have since been remediated, the process of designing and implementing an effective financial reporting system is a continuous effort that requires ChargePoint to anticipate and react to changes in its business, to economic and regulatory environments and to expend significant resources to maintain a financial reporting system that satisfies its reporting obligations. ChargePoint may be unable to meet

the reporting demands as a public company, including the requirements of Sarbanes-Oxley, and may be unable to accurately report its financial results, or report them within the timeframes required by law or stock exchange regulations. Failure to comply with Sarbanes-Oxley, when and as applicable, could also potentially subject ChargePoint to sanctions or investigations by the SEC or other regulatory authorities. Any failure to maintain or implement required new or improved controls, or any difficulties ChargePoint encounters in their implementation, could result in additional material weaknesses, cause ChargePoint to fail to meet its reporting obligations or result in material misstatements in its financial statements which could result in violations of applicable securities laws, stock exchange listing requirements, and the covenants under ChargePoint's debt agreements, subject ChargePoint to litigation and investigations, negatively affect investor confidence in ChargePoint's financial statements, and adversely impact its stock price and its ability to access capital markets. Furthermore, if ChargePoint cannot provide reliable financial reports or prevent material misstatements due to fraud or error, its business and results of operations could be harmed, and investors could lose confidence in its reported financial information. ChargePoint can give no assurance that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or any circumvention of these controls. In addition, even if ChargePoint is successful in strengthening its internal controls and procedures, in the future those internal controls and procedures may not be adequate to prevent or sufficiently identify irregularities or errors or to facilitate the fair presentation of ChargePoint's financial statements.

ChargePoint's financial condition and results of operations are likely to fluctuate on a quarterly basis in future periods, which could cause its results for a particular period to fall below expectations, resulting in a decline in the price of its Common Stock.

ChargePoint's financial condition and results of operations have fluctuated in the past and may continue to fluctuate in the future due to a variety of factors, many of which are beyond its control.

In addition to the other risks described herein, the following factors could also cause ChargePoint's financial condition and results of operations to fluctuate on a quarterly basis:

- the timing and volume of new sales, including disruptions in quarterly sales if ChargePoint is unable to drive consistently linear billings during the reporting period, seasonality, channel sell-through, inventory management practices, disruptions in supply chains or availability of new EVs to customers;

- fluctuations in service costs, particularly due to unexpected costs of servicing and maintaining charging stations;

- the timing of new product introductions, which can initially have lower gross margins, and inventory obsolescence costs related to new product transitions;

- the introduction of new products by competitors, changes in pricing or other factors impacting competition;

- weaker than anticipated demand for charging stations, whether due to changes in government incentives and policies or due to other conditions such as decrease in demand or overall economic conditions;

- fluctuations in sales and marketing or research and development expenses;

- supply chain interruptions, volatility in raw material prices and manufacturing or delivery delays;

- the timing and availability of new products relative to customers' and investors' expectations;

- the length of the sales and installation cycle for a particular customer;

- disruptions in sales, production, service or other business activities or ChargePoint's inability to attract and retain qualified personnel; and

- unanticipated changes in federal, state, local or foreign government incentive programs, which can affect demand for EVs.

Fluctuations in operating results and cash flow could, among other things, give rise to short-term liquidity issues. In addition, revenue, and other operating results in future quarters may fall short of the expectations of investors and financial analysts, which could have an adverse effect on the price of the Common Stock.

Changes to applicable U.S. tax laws and regulations or exposure to additional income tax liabilities could affect ChargePoint's business and future profitability.

ChargePoint is a U.S. corporation and thus subject to U.S. corporate income tax on its worldwide operations. Moreover, the majority of ChargePoint's operations and customers are located in the United States, and as a result, ChargePoint is subject to various U.S. federal, state and local taxes. New U.S. laws and policy relating to taxes may have an adverse effect on ChargePoint's business and future profitability. Further, existing U.S. tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to ChargePoint.

For example, on December 22, 2017, the Tax Cuts and Jobs Act of 2017 ("Tax Act"), was signed into law making significant changes to the Code, and certain provisions of the Tax Act adversely affects ChargePoint. In particular, sweeping changes were made to the U.S. taxation of foreign operations. Changes include, but are not limited to, a reduction to the corporate income tax rate, limiting interest deductions, a reduction to the maximum deduction allowed for net operating losses generated in tax years after December 31, 2017, the elimination of carrybacks of net operating losses, adopting elements of a territorial tax system, assessing a repatriation tax or "toll-charge" on undistributed earnings and profits of U.S.-owned foreign corporations, and introducing certain anti-base erosion provisions, including a new minimum tax on global intangible low-taxed income and base erosion and anti-abuse tax. The Tax Act could be subject to potential amendments and technical corrections, and is subject to interpretations and implementing regulations by the U.S. Treasury and Internal Revenue Service ("IRS"), any of which could mitigate or increase certain adverse effects of the legislation. For example, the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act") modified certain provisions of the Tax Act.

In addition, the Tax Act may impact taxation in non-federal jurisdictions, including with respect to state income taxes as state legislatures respond to the Tax Act, the CARES Act or any newly enacted federal tax legislation. Additionally, other foreign governing bodies have and may enact changes to their tax laws in reaction to the Tax Act, the CARES Act or any newly enacted federal tax legislation that could result in changes to ChargePoint's global tax position and adversely affect its business and future profitability.

As a result of ChargePoint's plans to expand operations, including to jurisdictions in which the tax laws may not be favorable, ChargePoint's tax rate may fluctuate, ChargePoint's tax obligations may become significantly more complex and subject to greater risk of examination by taxing authorities or ChargePoint may be subject to future changes in tax law, the impacts of which could adversely affect ChargePoint's after-tax profitability and financial results.

Because ChargePoint does not have a long history of operating at its present scale and it has significant expansion plans, ChargePoint's effective tax rate may fluctuate in the future. Future effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recorded under U.S. generally accepted accounting principles ("U.S. GAAP"), changes in the composition of earnings in countries with differing tax rates, changes in deferred tax assets and liabilities, or changes in tax laws. Factors that could materially affect ChargePoint's future effective tax rates include, but are not limited to: (a) changes in tax laws or the regulatory environment, (b) changes in accounting and tax standards or practices, (c) changes in the composition of operating income by tax jurisdiction and (d) ChargePoint's operating results before taxes.

Additionally, ChargePoint's operations are subject to significant income, withholding and other tax obligations in the United States and may become subject to taxes in numerous additional state, local and non-U.S. jurisdictions with respect to its income, operations and subsidiaries related to those jurisdictions. ChargePoint's after-tax profitability and financial results could be subject to volatility or be affected by numerous factors, including (a) the availability of tax deductions, credits, exemptions, refunds (including refunds of value added taxes) and other benefits to reduce ChargePoint's tax liabilities, (b) changes in the valuation of ChargePoint's deferred tax assets and liabilities, (c) expected timing and amount of the release of any tax valuation allowances, (d) tax treatment of stock-based compensation, (e) changes in the relative amount of ChargePoint's earnings subject to tax in the various jurisdictions in which ChargePoint operates or has subsidiaries, (f) the potential expansion of ChargePoint's business into or otherwise becoming subject to tax in additional jurisdictions, (g) changes to ChargePoint's existing intercompany structure (and any costs related thereto) and business operations, (h) the extent of ChargePoint's intercompany transactions and the extent to which taxing authorities in the relevant jurisdictions respect those intercompany transactions and (i) ChargePoint's ability to structure ChargePoint's operations in an efficient and competitive manner. Due to the complexity of multinational tax obligations and filings, ChargePoint may have a heightened risk related to audits or examinations by U.S. federal, state, local and non-U.S. taxing authorities. Outcomes from these audits or examinations could have an adverse effect on ChargePoint's after-tax profitability and financial condition. Additionally, the IRS and several foreign tax authorities have increasingly focused attention on intercompany transfer pricing with respect to sales of products and services and the use of intangibles. Tax authorities could disagree with ChargePoint's intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. If ChargePoint does not prevail in any such disagreements, its profitability may be affected.

ChargePoint's after-tax profitability and financial results may also be adversely impacted by changes in the relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions and interpretations thereof, in each case, possibly with retroactive effect. For example, the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting has entered into force among the jurisdictions that have ratified it, although the United States has not yet entered into this convention. These recent changes could negatively impact ChargePoint's taxation, especially as ChargePoint expands its relationships and operations internationally.

The ability of ChargePoint to utilize net operating loss and tax credit carryforwards is conditioned upon ChargePoint attaining profitability and generating taxable income. ChargePoint has incurred significant net losses since inception and it is anticipated that ChargePoint will continue to incur significant losses. Additionally, ChargePoint's ability to utilize net operating loss and tax credit carryforwards to offset future taxable income may be limited.

As of January 31, 2024, ChargePoint had $908.4 million of U.S. federal and $408.1 million of California net operating loss carryforwards available to reduce future taxable income, of which $719.6 million of the U.S. federal net operating loss carryforwards can be carried forward indefinitely. The remaining $188.8 million of U.S. federal net operating loss carryforwards begin to expire in 2028 and the California state net operating loss carryforwards begin to expire in 2029. In addition, ChargePoint had net operating loss carryforwards for other states of $375.7 million, which begin to expire in 2025. The Tax Act included a reduction to the maximum

deduction allowed for net operating losses generated in tax years after December 31, 2017 and the elimination of carrybacks of net operating losses. It is possible that ChargePoint will not generate taxable income in time to utilize these net operating loss carryforwards.

In addition, net operating loss carryforwards and certain tax credits may be subject to significant limitations under Section 382 and Section 383 of the Code, respectively, and similar provisions of state law. Under those sections of the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change attributes, such as research tax credits, to offset its post-change income or tax may be limited. In general, an "ownership change" will occur if there is a cumulative change in ownership by "5% stockholders" that exceeds 50 percentage points over a rolling three-year period. ChargePoint has experienced ownership changes since its incorporation and is already subject to limitations on its ability to utilize its existing net operating loss carryforwards and other tax attributes to offset taxable income or tax liability. In addition, changes in the ownership of its Common Stock during its fiscal year ended January 31, 2024 and future changes in ChargePoint's stock ownership, which are outside of ChargePoint's control, may trigger further ownership changes. Similar provisions of state tax law may also apply to limit ChargePoint's use of accumulated state tax attributes. As a result, even if ChargePoint earns net taxable income in the future, its ability to use its net operating loss carryforwards and other tax attributes accrued prior to these changes in ownership to offset such taxable income or tax liability may be subject to limitations, which could potentially result in increased future income tax liability to ChargePoint.

ChargePoint performed an analysis to assess whether an "ownership change," as defined by Section 382 of the Code, has occurred from its inception through January 31, 2024. Based on this analysis, ChargePoint has experienced "ownership changes," limiting the utilization of the net operating loss carryforwards or research and development tax credit carryforwards under Section 382 of the Code by first multiplying the value of the ChargePoint's stock at the time of the ownership change by the applicable long-term tax-exempt rate, and then applying additional adjustments, as required. As a result of the ownership changes, approximately $17.1 million of Federal net operating loss carryforwards, $17.9 million of California net operating loss carryforwards, and $4.7 million of federal tax credits were determined to have expired unutilized for income tax purposes. ChargePoint's net operating losses or credits may also be impaired under state law. Accordingly, ChargePoint may not be able to utilize a material portion of the net operating losses or credits. The ability of ChargePoint to utilize its net operating losses or credits is conditioned upon ChargePoint attaining profitability and generating U.S. federal and state taxable income. ChargePoint has incurred significant net losses since inception and will continue to incur significant losses; and therefore, ChargePoint does not know whether or when the combined carryforwards may be or may become subject to limitation by Sections 382 and 383 of the Code.

ChargePoint's reported financial results may be negatively impacted by changes in U.S. GAAP.

U.S. GAAP is subject to interpretation by the Financial Accounting Standards Board's Accounting Standards Codification, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change.

ChargePoint incurs significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations.

ChargePoint faces increased legal, accounting, administrative and other costs and expenses as a public company that it did not incur as a private company. Sarbanes-Oxley, including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") and the rules and regulations promulgated and to be promulgated thereunder, the Public Company Accounting Oversight Board and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements increases costs and make certain activities more time-consuming. A number of those requirements require ChargePoint to carry out activities it has not done previously and additional expenses associated with SEC reporting requirements will continue to be incurred. Furthermore, if any issues in complying with those requirements are identified ChargePoint may be subject to additional costs and expenses to come into compliance (see also "Financial, Tax and Accounting-Related Risks —ChargePoint has previously identified material weaknesses in its internal control over financial reporting. If ChargePoint identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal control over financial reporting, this may result in material misstatements contained within ChargePoint's consolidated financial statements or cause ChargePoint to fail to meet its periodic reporting obligations." for more detail). ChargePoint has incurred costs and could incur additional costs to rectify new issues, and the existence of these issues could adversely affect its reputation or investor perceptions. In addition, as a public company, ChargePoint maintains director and officer liability insurance, for which it must pay substantial premiums. The additional reporting and other obligations imposed by rules and regulations applicable to public companies increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. Advocacy efforts by stockholders and third-parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

Risks Related to Legal Matters and Regulations

Privacy concerns and laws, or other domestic or foreign regulations, may adversely affect ChargePoint's business.

ChargePoint relies on data collected through charging stations or its mobile application, including usage data and geolocation data. ChargePoint uses this data in connection with providing its services and the research, development and analysis of its technologies. Accordingly, ChargePoint may be subject to or affected by a number of federal, state, local and international laws and regulations, as

well as contractual obligations and industry standards, that impose certain obligations and restrictions with respect to data privacy and security and govern its collection, storage, retention, protection, use, processing, transmission, sharing and disclosure of personal information including that of ChargePoint's employees, customers, drivers and other third-parties with whom ChargePoint conducts business. National and local governments and agencies in the countries in which ChargePoint operates and in which its customers operate have adopted, are considering adopting, or may adopt laws and regulations regarding the collection, use, storage, processing and disclosure of information regarding consumers and other individuals, which could impact ChargePoint's ability to offer services in certain jurisdictions. Laws and regulations relating to the collection, use, storage, disclosure, security and other processing of individuals' information can vary significantly from jurisdiction to jurisdiction and are particularly stringent in Europe. The costs of compliance with, and other burdens imposed by, laws, regulations, standards and other obligations relating to privacy, data protection and information security are significant. In addition, some companies, particularly larger enterprises, often will not contract with vendors that do not meet these rigorous standards. Accordingly, the failure, or perceived inability, to comply with these laws, regulations, standards and other obligations may limit the use and adoption of ChargePoint's solutions, reduce overall demand, lead to regulatory investigations, litigation and significant fines, penalties, injunctions or liabilities for actual or alleged noncompliance, or slow the pace at which it closes sales or other transactions, any of which could harm its business. Moreover, if ChargePoint or any of its employees, contractors or vendors fail or are believed to fail to adhere to appropriate practices regarding customers' or employees' data, it may damage its reputation and brand.

Additionally, existing laws, regulations, standards and other obligations may be interpreted in new and differing manners in the future, and may be inconsistent among jurisdictions. Future laws, regulations, standards and other obligations, and changes in the interpretation of existing laws, regulations, standards and other obligations could result in increased regulation, increased costs of compliance and penalties for non-compliance, and limitations on data collection, use, disclosure and transfer for ChargePoint and its customers.

In addition, State Attorneys General have begun enforcement actions under the new state privacy laws. Although ChargePoint initiated compliance programs designed to ensure compliance with state privacy laws after consulting with outside privacy counsel, ChargePoint may remain exposed to ongoing legal risks and compliance costs related to state privacy laws as well as evolving privacy and information security standards under consumer protection laws, including those enforced by the Federal Trade Commission ("FTC"). In the event ChargePoint is subject to litigation, penalties, or enforcement actions pursuant to the GDPR, UK GDPR, CCPA, the FTC or other applicable state laws, ChargePoint may be subject to fines and penalties, remediation measures which will divert management's time and attention, as well as harm to its reputation.

Marketing and digital advertising laws such as the EU's "e-Privacy Directive" and the United States CAN-SPAM Act create further risks for ChargePoint should it not comply with those law's requirements concerning marketing, cookies and trackers, and email promotions. The CAN-SPAM Act authorizes class actions with statutory damages and the e-Privacy Directive creates a risk of enforcement actions and fines. In the event such a class action or enforcement action is brought against ChargePoint, it may need to expend costs and resources defending such litigation or enforcement action and any potential damages or fines awarded as the result of such actions, which could have an adverse effect on ChargePoint's business and reputation. In addition to government activity, privacy advocacy groups, the technology industry and other industries have established or may establish various new, additional or different self-regulatory standards that may place additional burdens on technology companies. Customers may expect that ChargePoint will meet voluntary certifications or adhere to other standards established by them or third-parties. If ChargePoint is unable to maintain these certifications or meet these standards, it could reduce demand for its solutions and adversely affect its business.

ChargePoint is subject to risks related to increasing sustainability and environmental, social and governance regulations and disclosure requirements, which may cause ChargePoint to incur significant and additional costs of compliance, and if ChargePoint's fails to comply with such regulations and reporting requirements its reputation and brand could be damaged, and its business, financial condition and results of operations could be adversely impacted.

ChargePoint's business faces increasing regulation and disclosure obligations related to environmental, social and governance issues, including supply chain management, climate change, safety, diversity and inclusion, workplace conduct, and human rights. For example, in March 2024, the SEC adopted final rules to require public companies to disclose certain climate-related information. The final SEC rules may require ChargePoint to disclose, among other things: material climate-related risks; activities to mitigate or adapt to such risks; information about ChargePoint's board of directors' oversight of climate-related risks and management's role in managing material climate-related risks; and information on any climate-related targets or goals that are material to ChargePoint's business, results of operations, or financial condition.

Likewise, in October 2023, the State of California adopted SB 253, the Climate Corporate Data Accountability Act, which will require ChargePoint to annually disclose Scope 1, Scope 2, and Scope 3 greenhouse gas emissions and SB 261, Greenhouse Gases: Climate-Related Financial Risk which will require biennial disclosure of a company's financial risk caused by climate change. In addition, ChargePoint and certain of its subsidiaries may be, subject to the requirements of the European Union's Corporate Sustainability Reporting Directive (and its implementing laws, standards and regulations as well as other related European Union directives and regulations), which will require additional disclosures across environmental, social and governance topics, such as climate change, biodiversity, pollution, resource use, human capital management and supply chain labor standards, among other topics.

These and other reporting or disclosure requirements may not entirely align and thus require ChargePoint to duplicate certain or make different efforts or use different reporting methodologies in order to comply with each regulatory requirement. These, and

additional legislation which may be passed, may cause ChargePoint to incur significant additional costs of compliance due to the need for expanded data collection, analysis, and certification with respect to greenhouse gas emissions and other climate change related risks. ChargePoint may also incur additional costs or require additional resources to monitor, report and comply with such stakeholder expectations, standards and legislation, and to meet climate change targets and commitments if established. If ChargePoint fails to meet applicable standards or expectations with respect to these issues across all of its operations and activities, its reputation and brand could be damaged, and its business, financial condition and results of operations could be adversely impacted.

As a result of ChargePoint's U.S. and international operations, it is subject to a variety of anti-corruption and anti-money laundering laws and regulations, and may face penalties and other adverse consequences for violations if it fails to meet the applicable legal and regulatory requirements.

Because of its U.S. and international operations, ChargePoint is subject to anti-corruption laws and regulations in the U.S. and internationally, including U.S. domestic bribery laws, the FCPA, the U.S. Travel Act, the Anti-Bribery Act and other applicable anti-bribery and corruption laws. In addition, ChargePoint may be subject to anti-money laundering laws in some countries in which it conducts activities. ChargePoint faces significant risks if it fails to comply with the FCPA and other anti-corruption laws, which are interpreted broadly and collectively prohibit companies and their employees, agents, contractors and other third-party intermediaries from promising, authorizing, offering, providing, soliciting and/or receiving, directly or indirectly, improper payments or anything else of value to or from persons in the public or private sector for the purpose of obtaining or retaining business, directing business to any person, or otherwise securing an improper advantage. The FCPA also requires U.S. public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Enforcement activities under the FCPA, or other applicable anti- corruption laws or anti-money laundering laws may subject ChargePoint to administrative and legal proceedings and actions, which could result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, preclusion from participating in public tenders, breach of contract and fraud litigation, adverse media coverage, reputational harm, and other consequences that could have an adverse effect on ChargePoint's business, operating results and prospects. In addition, ensuring compliance may be costly and time-consuming and responding to any enforcement action may result in a significant diversion of management's attention and resources, significant defense costs and other professional fees.

ChargePoint is subject to governmental export controls and economic sanctions laws that could impair its ability to compete in international markets and subject ChargePoint to liability if it is not in full compliance with applicable laws.

ChargePoint's business activities are subject to various restrictions under U.S. export controls and trade and economic sanctions laws, including the U.S. Commerce Department's Export Administration Regulations and economic and trade sanctions regulations maintained by the U.S. Treasury Department's Office of Foreign Assets Control. The U.S. export control laws and U.S. economic sanctions laws include prohibitions on the sale or supply of certain products and services to U.S. embargoed or sanctioned countries, governments, persons and entities and also require authorization for the export of encryption items. In addition, various countries regulate the import of certain encryption technology, including through import and licensing requirements, and have enacted laws that could limit ChargePoint's ability to distribute its products and services or could limit ChargePoint's customers' ability to implement ChargePoint's products in those countries. If ChargePoint fails to comply with these laws and regulations, ChargePoint and certain of its employees could be subject to civil or criminal penalties, including the possible loss of export privileges and monetary penalties. Obtaining the necessary authorizations, including any required license, for a particular transaction may be time-consuming, is not guaranteed, and may result in the delay or loss of sales opportunities. ChargePoint's products may have been in the past, and could in the future be, provided inadvertently in violation of such laws, despite the precautions ChargePoint takes to prevent its products from being provided in violation of such laws. Any violation could result in adverse consequences to ChargePoint, including government investigations and penalties which may adversely affect ChargePoint's operations and harm its reputation.

Existing and future environmental health and safety laws and regulations could result in increased compliance costs or additional operating costs or construction costs and restrictions. Failure to comply with such laws and regulations may result in substantial fines or other limitations that may adversely impact ChargePoint's financial results or results of operations.

ChargePoint and its operations, as well as those of ChargePoint's contractors, suppliers and customers, are subject to certain environmental laws and regulations, including laws related to the use, handling, storage, transportation and disposal of hazardous substances and wastes as well as electronic wastes and hardware, whether hazardous or not. These laws may require ChargePoint or others in ChargePoint's supply and operations chains to obtain permits and comply with procedures that impose various restrictions and obligations that may have material effects on ChargePoint's operations. If key permits and approvals cannot be obtained on acceptable terms, or if other operational requirements cannot be met in a manner satisfactory for ChargePoint's operations or on a timeline that meets ChargePoint's commercial obligations, it may adversely impact ChargePoint's business.

Environmental and health and safety laws and regulations can be complex and may be subject to change, such as through new requirements enacted at the supranational, national, sub-national and/or local level or new or modified regulations that may be implemented under existing law. The nature and extent of any changes in these laws, rules, regulations and permits may be unpredictable and may have material effects on ChargePoint's business. Future legislation and regulations or changes in existing legislation and regulations, or interpretations thereof, including those relating to hardware manufacturing, electronic waste or batteries, could cause additional expenditures, restrictions and delays in connection with ChargePoint's operations as well as other future projects, the extent of which cannot be predicted.

Further, ChargePoint currently relies on third-parties to ensure compliance with certain environmental laws, including those related to the disposal of hazardous and non-hazardous wastes. Any failure to properly handle or dispose of such wastes, regardless of whether such failure is ChargePoint's or its contractors, may result in liability under environmental laws, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, under which liability may be imposed without regard to fault or degree of contribution for the investigation and clean-up of contaminated sites, as well as impacts to human health and damages to natural resources. Additionally, ChargePoint may not be able to secure contracts with third-parties to continue their key supply chain and disposal services for ChargePoint's business, which may result in increased costs for compliance with environmental laws and regulations.

Risks Related to Ownership of ChargePoint's Securities

Future sales of ChargePoint's Common Stock in the public market, or the perception that such sales may occur, could reduce ChargePoint's stock price, and any conversions of the 2028 Convertible Notes will, and any additional capital raised through the sale of equity or any future convertible securities ChargePoint may issue could, dilute existing stockholders' ownership.

ChargePoint may raise additional capital through the issuance of equity or debt securities in the future. In that event, the ownership of existing ChargePoint stockholders would be diluted and the value of the stockholders' equity in Common Stock could be reduced. If ChargePoint raised more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms more favorable than the current prices of ChargePoint's Common Stock. If ChargePoint issues debt securities, the holders of the debt would have a claim to ChargePoint assets that would be prior to the rights of stockholders until the debt is repaid. Interest on these debt securities would increase costs and could negatively impact operating results. In April 2022, ChargePoint completed a private placement of $300.0 million of aggregate principal amount of convertible notes with an original maturity date of April 1, 2027, which were subsequently amended in October 2023 to, among other things, extend the maturity date of the convertible notes until April 1, 2028 (the "2028 Convertible Notes" and such amendment, the "Notes Amendment"). The 2028 Convertible Notes may decrease ChargePoint's business flexibility and access to capital, require a significant amount of cash to service, dilute the ownership interest of existing stockholders and otherwise depress the price of its Common Stock, and delay or hinder an otherwise beneficial takeover of the Company. On July 1, 2022, ChargePoint filed a Registration Statement on Form S-3 (File No. 333-265986), which permits ChargePoint to offer up to $1.0 billion shares of ChargePoint Common Stock, preferred stock, debt securities, warrants and rights in one or more offerings and in any combination, including in units from time to time (the "Shelf Registration Statement"). Further, as part of the Shelf Registration Statement, ChargePoint may also sell shares of its Common Stock in "at-the-market" offerings pursuant to that certain common stock sales agreement dated July 1, 2022, by and among ChargePoint and the underwriters thereto (the "ATM Facility"). As of October 31, 2023, $161.6 million of shares of Common Stock remained available for sale pursuant to the ATM Facility. The sale of a substantial number of shares of ChargePoint Common Stock pursuant to the ATM Facility, the Shelf Registration Statement or otherwise, or anticipation of any such sales, could cause the trading price of ChargePoint's Common Stock to decline or make it more difficult for ChargePoint to sell equity or equity-related securities in the future at a time and at a price that ChargePoint might otherwise desire. In addition, issuances of any shares of ChargePoint Common Stock sold pursuant to the ATM Facility or any securities sold pursuant to the Shelf Registration Statement will have a dilutive effect on our existing stockholders.

In accordance with Delaware law and the provisions of ChargePoint's Second Amended and Restated Certificate of Incorporation (the "Charter"), ChargePoint may issue preferred stock that ranks senior in right of dividends, liquidation or voting to its Common Stock. The issuance by ChargePoint of such preferred stock may (a) reduce or eliminate the amount of cash available for payment of dividends to other holders of ChargePoint Common Stock, (b) diminish the relative voting strength of the total shares of Common Stock outstanding as a class, or (c) subordinate the claims of ChargePoint holders of Common Stock to ChargePoint assets in the event of a liquidation. ChargePoint cannot predict the size of future issuances of its Common Stock or any additional issuances of securities convertible into Common Stock or the effect, if any, that future issuances and sales of shares of its Common Stock will have on the market price of its Common Stock. Sales of substantial amounts of ChargePoint Common Stock (including any shares issued upon the conversion of the 2028 Convertible Notes or pursuant to the ATM Facility, the Shelf Registration Statement, or in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of ChargePoint Common Stock.

ChargePoint has entered into a 2027 Revolving Credit Facility that imposes certain restrictions on its business and operations that may affect its ability to operate its business and make payments on its indebtedness.

ChargePoint's subsidiary ChargePoint, Inc. entered into a revolving credit agreement on July 27, 2023 (the "Revolving Credit Agreement"). The Revolving Credit Agreement provides for a senior secured revolving credit facility in an initial aggregate principal amount of up to $150.0 million, with a maturity date of January 1, 2027 (the "2027 Revolving Credit Facility"). Pursuant to the Revolving Credit Agreement, ChargePoint may from time to time arrange for one or more increases in the commitments under the 2027 Revolving Credit Facility in an aggregate principal amount not to exceed $150.0 million. The Revolving Credit Agreement contains covenants that, among other things, restrict ChargePoint's ability to (i) incur additional indebtedness, (ii) incur liens, (iii) sell, transfer, or dispose of property and assets, (iv) invest, (v) make dividends or distributions or other restricted payments and (vi) engage in affiliate transactions, in each case subject to certain dollar baskets and customary carveouts. In addition, ChargePoint is required to comply with a minimum total liquidity covenant to be not less than 150% of the aggregate amount of the lender's commitment under the Credit Agreement ("Total Liquidity") which requires ChargePoint to maintain, at all times, Total Liquidity equal to the sum of cash and cash equivalents held by ChargePoint and the other loan parties at controlled accounts with the initial lenders under the 2027 Revolving Credit Facility plus the aggregate unused amount of the commitments then available to be drawn under the 2027 Revolving Credit

Facility. These restrictions may restrict ChargePoint's current and future operations, particularly its ability to respond to certain changes in its business or industry or take future actions.

ChargePoint's ability to satisfy and comply with these restrictive covenants may be impacted by events beyond its control and ChargePoint may be unable to do so. The Revolving Credit Agreement and related security agreements provides that ChargePoint's breach or failure to satisfy certain covenants may constitute an event of default. Upon the occurrence of an event of default, the lenders under the 2027 Revolving Credit Facility could elect to declare all amounts outstanding under the 2027 Revolving Credit Facility to be immediately due and payable. In addition, the lenders, to whom ChargePoint granted a security interest in substantially all of its assets, including its intellectual property, would have the right to proceed against such assets which were provided as collateral pursuant to the Revolving Credit Agreement and related security agreement. If any debt drawn down under the 2027 Revolving Credit Facility was to be accelerated, ChargePoint may not have sufficient cash on hand or be able to generate sufficient cash to repay it, which may have an adverse effect on its business and operating results. Moreover, the Revolving Credit Agreement requires ChargePoint to dedicate a portion of its cash flow from operations to commitment payments and interest payments in the event ChargePoint was to draw down on the commitment amounts under the 2027 Revolving Credit Facility, thereby reducing the availability of ChargePoint's cash to fund working capital, capital expenditures and other general corporate purposes; increasing ChargePoint's vulnerability to adverse general economic, industry, or competitive developments or conditions; and limiting ChargePoint's flexibility in planning for, or reacting to, changes in its business and the industry in which it operates or in pursuing its strategic objectives.

ChargePoint may need to raise additional funds and these funds may not be available when needed or may not be available on terms that are favorable to ChargePoint.

ChargePoint may need to raise additional capital in the future to further scale its business and expand to additional markets. ChargePoint may raise additional funds through the issuance of equity, equity-related or debt securities, or through obtaining credit from government or financial institutions. ChargePoint cannot be certain that additional funds will be available on favorable terms when required, or at all. In addition, if ChargePoint cannot raise additional funds when needed, its financial condition, results of operations, business and prospects could be materially and adversely affected. If ChargePoint raises funds through the issuance of debt securities or through loan arrangements, the terms of such arrangements could require significant interest payments or contain covenants that restrict ChargePoint's business, or other unfavorable terms, any of which could materially adversely affect ChargePoint's business.

ChargePoint has incurred substantial indebtedness that may decrease its business flexibility, access to capital, and/or increase its borrowing costs, and ChargePoint may still incur substantially more debt, which may adversely affect its operations and financial results.

In April 2022, ChargePoint originally issued the 2028 Convertible Notes and in July 2023, ChargePoint entered into the 2027 Revolving Credit Facility. The indenture for the 2028 Convertible Notes includes a restrictive covenant that, subject to specified exceptions, limits the ability of ChargePoint and its subsidiaries to incur secured debt in excess of $750.0 million. In addition, the indenture includes customary terms and covenants, including certain events of default after which the holders may accelerate the maturity of the 2028 Convertible Notes and declare 100% of the principal of, and accrued and unpaid interest, if any, on, the 2028 Convertible Notes to become due and payable immediately. The 2027 Revolving Credit Facility and related security agreements provide that ChargePoint's breach or failure to satisfy certain covenants may constitute an event of default. Upon the occurrence of an event of default, the lenders under the 2027 Revolving Credit Facility could elect to declare all amounts outstanding under the 2027 Revolving Credit Facility to be immediately due and payable. As a result of these and other terms in the 2028 Convertible Notes and 2027 Revolving Credit Facility, ChargePoint's indebtedness may:

- limit ChargePoint's ability to borrow additional funds for working capital, capital expenditures, acquisitions or other general business purposes;

- limit ChargePoint's ability to use its cash flow or obtain additional financing for future working capital, capital expenditures, acquisitions or other general business purposes;

- require ChargePoint to use a substantial portion of its cash flow from operations to make debt service payments;

- limit ChargePoint's flexibility to plan for, or react to, changes in its business and industry;

- place ChargePoint at a competitive disadvantage compared to its less leveraged competitors; and

- increase ChargePoint's vulnerability to the impact of adverse economic and industry conditions.

Further, the indenture governing the 2028 Convertible Notes does not restrict ChargePoint's ability to incur additional indebtedness other than secured debt, and as a result ChargePoint and its subsidiaries may incur substantial additional indebtedness in the future.

ChargePoint has never paid cash dividends on its capital stock and does not anticipate paying dividends in the foreseeable future.

ChargePoint has never paid cash dividends on its capital stock and currently intends to retain any future earnings to fund the growth of its business. Any determination to pay dividends in the future will be at the discretion of the Board and will depend on financial condition, operating results, capital requirements, general business conditions and other factors that the Board may deem relevant. As a result, capital appreciation, if any, of Common Stock will be the sole source of gain for the foreseeable future.

The price of ChargePoint's Common Stock may be subject to wide fluctuations and purchasers of ChargePoint's Common Stock could incur substantial losses.

The trading price of ChargePoint's Common Stock will be volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond ChargePoint's control. These factors include:

- actual or anticipated fluctuations in operating results;

- failure to meet or exceed financial estimates and projections of the investment community or that ChargePoint provides to the public;

- issuance of new or updated research or reports by securities analysts or changed recommendations for the industry in general;

- announcements of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

- changes in competitive factors;

- operating and share price performance of other companies in ChargePoint's industry or related markets;

- sales of shares of ChargePoint's Common Stock into the market pursuant to the exercise of registration rights;

- the timing and magnitude of investments in the growth of the business;

- actual or anticipated changes in laws and regulations, including U.S. monetary policy;

- additions or departures of key management or other personnel;

- increased labor costs;

- significant commercial disputes, litigation or threats of litigation with key commercial partners, investors or stockholders;

- disputes or other developments related to intellectual property or other proprietary rights, including litigation;

- the ability to market new and enhanced solutions on a timely basis;

- sales of substantial amounts of the Common Stock by the members of the Board, executive officers or significant stockholders or the perception that such sales could occur;

- changes in capital structure, including future issuances of securities or the incurrence of debt; and

- general economic, political and market conditions, including those resulting from the ongoing conflict between Russia and Ukraine, conflicts in the Middle East and increased trade restrictions by governmental and private entities.

In addition, the stock market in general, and the stock prices of technology companies in particular, have experienced extreme price and volume fluctuations. Broad market and industry factors likely have seriously affected and may continue to seriously affect the market price of ChargePoint's Common Stock, regardless of actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company, such a company has often been subject to increased shareholder activism, hostile bids attempts or securities class action litigation. If ChargePoint is subject to increased shareholder activism, hostile bids or additional securities class action litigation as a result of actual and potential market price volatility described above, it could result in substantial costs, divert management's attention and resources and could have an adverse effect on ChargePoint's operating results, financial condition and results of operations.

ChargePoint has been and may in the future be subject to securities class action and stockholder derivative actions. These, and potential similar or related litigation, could result in substantial damages and may divert management's time and attention from ChargePoint's business and adversely impact its business, results of operations and financial condition.

ChargePoint has been, and may in the future become, the target of securities class actions or stockholder derivative claims. Securities-related class action litigation has often been brought against companies, including many special purpose acquisition corporations which ChargePoint was prior to the Merger, as the result of volatility experienced in the market price of their securities.

This risk is especially relevant for ChargePoint as it experiences significant stock price volatility in connection with the expansion of the nascent electric vehicle charging infrastructure market, introduction of new products and the transition of executive management members. Volatility in ChargePoint's stock price and other matters affecting ChargePoint's business and operations may subject ChargePoint to actual and threatened securities class actions or stockholder derivative claims. Regardless of merit or outcome, ChargePoint's involvement in any litigation or other administrative proceedings could cause ChargePoint to incur substantial expense and could significantly divert the efforts of ChargePoint's management. Any public announcements related to litigation or administrative proceedings initiated or threatened against ChargePoint could cause its stock price to decline.

Servicing the 2028 Convertible Note obligations will require a significant amount of cash. ChargePoint may not have sufficient cash flow from its business to pay its outstanding debt, and ChargePoint may not have the ability to raise the funds necessary to settle conversions of the 2028 Convertible Notes in cash or to repurchase the 2028 Convertible Notes upon a fundamental change, which could adversely affect its business and results of operations.

ChargePoint's ability to make scheduled payments of the principal of, to pay interest on, or to refinance its indebtedness, including the amounts payable under the 2028 Convertible Notes and any amounts draw under the 2027 Revolving Credit Facility, depends on its future performance, which is subject to economic, financial, competitive, and other factors beyond its control. ChargePoint's business may not generate cash flow from operations in the future sufficient to service its indebtedness and make necessary capital expenditures. Interest on the 2028 Convertible Notes is payable semi-annually in arrears on April 1 and October 1, and the 2028 Convertible Notes will mature on April 1, 2028, unless redeemed, repurchased or converted in accordance with their terms prior to such date. While ChargePoint can elect to make any interest payment in cash, paid in kind through an increase in the principal amount of the 2028 Convertible Notes, referred to as PIK Interest, or any combination thereof, to the extent ChargePoint elects PIK Interest, the 2028 Convertible Notes bear interest at a rate of 8.50% per annum, compared to 7.00% per annum to the extent paid in cash. If ChargePoint is unable to generate sufficient cash flow to pay the principal and/or interest on its indebtedness, ChargePoint's flexibility in how it pays interest on the 2028 Convertible Notes may be limited and it may be required to adopt one or more alternatives, such as selling assets, restructuring debt, or obtaining additional equity capital on terms that may be onerous or highly dilutive, to pay its outstanding indebtedness. ChargePoint's ability to refinance its indebtedness will depend on the capital markets and its financial condition at such time. For example, interest rate increases and/or other monetary policy changes, could ultimately result in higher short-term and/or long-term interest rates and could otherwise impact the general availability of credit. Higher prevailing interest rates and/or a tightening supply of credit would adversely affect the terms upon which ChargePoint would be able to refinance its indebtedness, if at all. As a result, ChargePoint may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.

In the event of a fundamental change or a change in control transaction (each such term as defined in the indenture governing the 2028 Convertible Notes), holders of the 2028 Convertible Notes will have the right to require ChargePoint to repurchase all or a portion of their 2028 Convertible Notes at a price equal to 100% of the capitalized principal amount of 2028 Convertible Notes, in the case of a fundamental change, or 125% of the capitalized principal amount of 2028 Convertible Notes, in the case of a change in control transaction, in each case plus any accrued and unpaid interest to, but excluding, the repurchase date. This feature of the 2028 Convertible Notes could have the effect of delaying or preventing a change of control of ChargePoint, whether or not it is desired by, or beneficial to, ChargePoint's stockholders, and may result in the acquisition of ChargePoint on terms less favorable to its stockholders than it would otherwise be, or could require ChargePoint to pay a portion of the consideration available in such a transaction to holders of the 2028 Convertible Notes. In addition, upon conversion of the 2028 Convertible Notes, unless ChargePoint elects to deliver solely shares of its Common Stock to settle such conversion (other than paying cash in lieu of delivering any fractional share), ChargePoint will be required to make cash payments in respect of the 2028 Convertible Notes being converted. However, ChargePoint may not have enough available cash, or be able to obtain sufficient financing, at the time it is required to pay cash with respect to the 2028 Convertible Notes being converted.

The conditional conversion feature of the 2028 Convertible Notes, when triggered, may adversely affect ChargePoint's financial condition and operating results. In addition, any such conversion of the 2028 Convertible Notes will dilute the ownership interest of existing stockholders, including holders who had previously converted their 2028 Convertible Notes, or may otherwise depress ChargePoint's stock price.

Prior to the close of business on the business day immediately preceding January 1, 2027, the 2028 Convertible Notes will be convertible subject to the satisfaction of certain conditions set forth in the indenture for such 2028 Convertible Notes. On or after January 1, 2027, holders of the 2028 Convertible Notes will have the right to convert all or a portion of their 2028 Convertible Notes at any time prior to close of business on the second scheduled trading day immediately preceding the maturity date. Once any such conditional conversion feature of the 2028 Convertible Notes is triggered, holders of the 2028 Convertible Notes will be entitled to convert their 2028 Convertible Notes at any time during the specified periods at their option. If one or more holders elect to convert their 2028 Convertible Notes, unless ChargePoint elects to satisfy its conversion obligation by delivering solely shares of its Common Stock (other than paying cash in lieu of delivering any fractional share), ChargePoint would be required to settle a portion or all of its conversion obligation in cash, which could adversely affect its liquidity.

In addition, the conversion of some or all of the 2028 Convertible Notes will dilute the ownership interests of existing stockholders to the extent ChargePoint delivers shares of Common Stock upon such conversion. Any sales in the public market of ChargePoint Common Stock issuable upon such conversion could adversely affect prevailing market prices of ChargePoint Common Stock. In addition, the existence of the 2028 Convertible Notes may encourage short selling by market participants because the

conversion of the 2028 Convertible Notes could be used to satisfy short positions, or anticipated conversion of the 2028 Convertible Notes into shares of ChargePoint's Common Stock could depress ChargePoint's stock price.

The accounting method for convertible debt securities that may be settled in cash, such as the 2028 Convertible Notes, could have a material effect on ChargePoint's reported financial results.

The accounting method for reflecting the 2028 Convertible Notes on ChargePoint's balance sheet, accruing interest expense for the 2028 Convertible Notes, and reflecting the underlying shares of its Common Stock in ChargePoint's reported diluted earnings per share may adversely affect its reported earnings and financial condition.

ChargePoint expects that, under applicable accounting principles, the initial liability carrying amount of the Original Convertible Notes will be the fair value of a similar debt instrument that does not have a conversion feature, valued using its cost of capital for straight, unconvertible debt. ChargePoint has reflected the difference between the net proceeds from the sale of the Original Convertible Notes and the initial carrying amount as a debt discount for accounting purposes, which is amortized into interest expense over the term of the Original Convertible Notes. The Notes Amendment resulted in the Company utilizing modification accounting, which resulted in the increase in the fair value of the embedded conversion option feature to further reduce the carrying value of the 2028 Convertible Notes, as amended, resulting in an increase in debt issuance cost to be amortized to interest expense over the repayment period. As a result of this amortization, the interest expense to be recognized for the 2028 Convertible Notes for accounting purposes will be greater than the cash interest payments ChargePoint may pay on the 2028 Convertible Notes, were it to elect to pay interest in cash, which results in lower reported net income. The lower reported income (or higher net loss) resulting from this accounting treatment could depress the trading price of ChargePoint's Common Stock and the 2028 Convertible Notes. In addition, under Accounting Standards Update 2020-06, Debt--Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging--Contracts in Entity's Own Equity (Subtopic 815-40), diluted earnings per share is generally calculated assuming that all the 2028 Convertible Notes were converted solely into shares of Common Stock at the beginning of the reporting period, unless the result would be anti-dilutive. The application of this "if-converted" method may reduce ChargePoint's reported diluted earnings per share.

Furthermore, if any of the conditions to the convertibility of the 2028 Convertible Notes is satisfied, then ChargePoint may be required under applicable accounting standards to reclassify the liability carrying value of the 2028 Convertible Notes as a current, rather than a long-term, liability. This reclassification could be required even if no noteholders convert their 2028 Convertible Notes and could materially reduce ChargePoint's reported working capital.

The coverage of ChargePoint's business or its securities by securities or industry analysts or the absence thereof could adversely affect the trading price and volume of ChargePoint's Common Stock and other securities.

The trading market for ChargePoint's securities is influenced in part by the research and other reports that industry or securities analysts publish about ChargePoint or its business or industry from time to time. ChargePoint does not control these analysts or the content and opinions included in their reports. If no or few analysts continue equity research coverage of ChargePoint, the trading price and volume of ChargePoint's securities would likely be negatively impacted. If analysts do cover ChargePoint and one or more of them downgrade its securities, or if they issue other unfavorable commentary about ChargePoint or its industry or inaccurate research, the trading price of ChargePoint's Common Stock and other securities would likely decline. Furthermore, if one or more of these analysts cease coverage or fail to regularly publish reports on ChargePoint, it could lose visibility in the financial markets. Any of the foregoing would likely cause the trading price and volume of ChargePoint's Common Stock and other securities to decline.

Anti-takeover provisions contained in ChargePoint's governing documents and applicable laws could impair a takeover attempt.

ChargePoint's Charter and Amended and Restated Bylaws (the "A&R Bylaws") afford certain rights and powers to the Board that could contribute to the delay or prevention of an acquisition that it deems undesirable. ChargePoint is also subject to Section 203 of the Delaware General Corporation Law and other provisions of Delaware law that limit the ability of stockholders in certain situations to effect certain mergers. Any of the foregoing provisions and terms that have the effect of delaying or deterring a change in control could limit the opportunity for stockholders to receive a premium for their shares of their Common Stock and could also affect the price that some investors are willing to pay for the Common Stock. ChargePoint's Charter provides, subject to limited exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit stockholders' ability to obtain a more favorable judicial forum for disputes with ChargePoint or its directors, officers, employees or stockholders.

The Charter requires, to the fullest extent permitted by law, that derivative actions brought on behalf of ChargePoint, actions against current or former directors, officers, stockholders or, subject to certain exceptions, employees for breach of fiduciary duty and certain other actions may be brought in the Court of Chancery in the State of Delaware or, if that court lacks subject matter jurisdiction, another federal or state court situated in the State of Delaware. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of ChargePoint shall be deemed to have notice of and consented to the forum provisions in the certificate of incorporation. In addition, the Charter and A&R Bylaws provide that, unless ChargePoint consents in writing to another

forum, the federal district courts of the United States shall, to the fullest extent of the law, be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act or the Exchange Act.

The choice of forum provision in ChargePoint's Charter may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with ChargePoint or any of its directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision to be inapplicable or unenforceable in an action, ChargePoint may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, operating results and financial condition.

Warrants are exercisable for ChargePoint's Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to ChargePoint's stockholders.

As of January 31, 2024, the warrants to purchase Legacy ChargePoint common stock (the "Legacy Warrants") were exercisable for 34,499,436 shares of Common Stock. Any shares of ChargePoint's Common Stock issued upon exercise of Legacy Warrants will result in dilution to the then existing holders of Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of ChargePoint's Common Stock.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity

Risk Management Strategy and Framework

ChargePoint relies on critical internal and third-party information technology systems, including its Cloud Services, mobile applications, networked charging systems and network operating system, to deliver its products and services to charging station owners and EV drivers. In addition, ChargePoint stores and maintains personal, confidential and private information, including information related to its customers, vendors, mobile application users and employees. ChargePoint refers to the foregoing as its "IT Infrastructure and Confidential Information."

To safeguard the privacy and security of ChargePoint's IT Infrastructure and Confidential Information, ChargePoint has implemented a nine-point information security management program designed to identify cybersecurity threats, assess risks, implement remediation measures, and to support internal or external reporting, as set forth below:

- **Product & Application Security** – focuses on building capabilities to detect, mitigate, and monitor security risks to ChargePoint's hardware (networked charging stations, embedded devices, and telematics devices) and software (Cloud Services, web and mobile) products. ChargePoint conducts internal and external penetration tests, scans code and runs an active bug bounty program to detect security flaws within its architecture, design, and product components. ChargePoint's comprehensive risk management plan then associates identified findings to ChargePoint's risk mitigation roadmaps;

- **Cloud & IT Infrastructure Security** – focuses on detecting, mitigating, and monitoring risks to ChargePoint's critical information technology and Cloud infrastructure that supports its network and products. ChargePoint has configured tools to continuously scan its Cloud infrastructure operating systems, containers, and code pipeline to detect vulnerabilities and software flaws, which are then remediated through its patch management program;

- **Data Security** – focuses on building capabilities to detect, mitigate, and monitor risks to confidential (intellectual property, financials, etc.) and sensitive data (customer data, personally identifiable information, security data, etc.) and secures the data at rest and in transmission through cryptographic mechanisms;

- **Identity & Access Management Security** – focuses on securely creating and managing identities and authorizing appropriate role-based access to ChargePoint's network environment based on best practices;

- **Security Compliance** – focuses on complying with applicable cybersecurity regulatory requirements and continuously monitoring the ChargePoint network environment to detect and mitigate non-compliance. ChargePoint engages external auditors and consultants to assess its information security management program as well as compliance with standards. As of January 2024, ChargePoint's information security management programs have been certified as compliant with the ISO: 27001, SOC 2 Type 2, PCI DSS standards and with the Federal Risk and Authorization Management Program (FedRAMP);

- **End User Security Risks** – focuses on building capabilities to detect, monitor and mitigate security risks that arise from negligence and malicious insider intent. In addition to securing endpoints and their access to ChargePoint's network environment, ChargePoint implements an active cybersecurity training and awareness program for its workforce which

includes cybersecurity awareness training for all employees during onboarding and then annually thereafter. Similarly, each employee that has access to ChargePoint's payment processing information technology environment or dedicated federal cloud environment are provided specific PCI DSS and FedRAMP awareness training prior to being granted such access and annually thereafter. ChargePoint also conducts annual phishing tests and leverages internal public forums such as townhalls, slack channels, and email newsletters to provide guidance and keep employees updated on the latest cybersecurity threats, trends, and attacks;

- **Third-Party Security Risks** – focuses on building capabilities to detect, mitigate, and monitor security risks that arise from vendors and suppliers. All ChargePoint third-party service providers are subject to a ranking and risk assessment evaluation prior to contracting with such service provider, during which time, ChargePoint assesses the third-party service providers' security posture, practices, and relevant certifications;

- **Cyber Threats** – focuses on building cyber threat identification capabilities by, among other methods, implementation of manual and automated tools, subscribing to reports and services to identify, detect, monitor and mitigate cyber threats in ChargePoint's environment on an ongoing basis. In the event a threat or risk is identified, ChargePoint maintains and implements an incident response plan. Incidents, once identified or reported, are investigated by the security operation center (SOC) and incident response (IR) teams to determine the magnitude of any impact, exposure to and affects upon ChargePoint assets (if any), and to work to respond to the incident, quarantine any threat and minimize exposure to ChargePoint and its customers or vendors; and

- **Privacy** – focuses on building capabilities to safeguard the privacy of ChargePoint's customers, employees, and partners in alignment with local and global privacy regulations.

Assessing, identifying and managing cybersecurity related risks are integrated into ChargePoint's overall risk operating model. To the extent cybersecurity risks are identified, risk leads are assigned to gather findings and identify gaps, escalate critical or high risks and report findings to ChargePoint's Chief Information Security Officer ("CISO"). The CISO presents critical risks and risk heat maps to the Audit Committee of the Board of Directors at least annually or more frequently as necessary. Despite ChargePoint's investments to detect, mitigate, and monitor risks across its products, services, and operational environment, no information security management program can fully guarantee protection against all potential cybersecurity risks, and there can be no assurances that ChargePoint will not be materially affected by such risks in the future. ChargePoint remains committed to continuously enhancing its information security management program to safeguard its IT Infrastructure and Confidential Information.

Cybersecurity Leadership and Management

ChargePoint's information security management programs are designed and implemented by its Chief Information Security Officer (CISO) and Sr. Director, Information, Security and Privacy, who, combined, have thirty-three years of experience in information technology security and privacy. ChargePoint's management team, including its information technology (IT) management team, is responsible for assessing and managing its material risks from cybersecurity threats. The IT management team has primary responsibility for ChargePoint's overall cybersecurity risk management program and supervises both its internal cybersecurity personnel and retained external cybersecurity consultants. ChargePoint's IT management team has certifications from various organizations, such as CISSP (Certified Information Security Professional), CEH (Certified Ethical Hacker), CIPP (Certified Information Privacy Professional), CIPM (Certified Information Privacy Manager), OSCE (Offensive Security Certified Expert) and CISA (Certified Information Systems Auditor).

ChargePoint's IT Infrastructure and Confidential Information is managed and secured across functional reporting lines with segregated duties for responsible individuals for (1) Cloud security, SOC, and individual access management, (2) governance, risk, compliance and privacy, (3) product security, and (4) infrastructure. ChargePoint's risk assessment methodology implements continuous reporting requirements of ChargePoint's cybersecurity risk management performance, which includes (i) a quarterly risk program status report to ChargePoint's CISO and Sr. Director, Information, Security and Privacy and (ii) executive reports by both the CISO and Sr. Director, Information Security and Privacy on ChargePoint's cybersecurity risk posture to executive leadership no less than every six months.

Board Oversight of Cybersecurity Risk

The Audit Committee of ChargePoint's Board of Directors has primary responsibility for overseeing ChargePoint's information security management program relating to its IT Infrastructure and Confidential Information. As part of the Audit Committee's oversight of risks from cybersecurity threats, the CISO leads an annual review and discussion with the Board of Directors dedicated to ChargePoint's information security management program. The CISO provides updates on ChargePoint's information security management program to the Audit Committee at least every six months and additional updates throughout the year as necessary.

For further information regarding the risks to ChargePoint associated with cybersecurity incidents and other events, including information and security breaches, and how such risks may affect ChargePoint, see the Risk Factors in Part 1, Item 1A of this Annual Report on Form 10-K entitled, "ChargePoint is highly reliant on its networked charging solution and information technology systems and

data, and those of its service providers and component suppliers, any of which systems and data may be subject to cyber-attacks, service disruptions or other security incidents, which could result in data breaches, loss or interruption of services, intellectual property theft, claims, litigation, regulatory investigations, significant liability, reputational damage and other adverse consequences" and "Computer malware, viruses, ransomware, hacking, phishing attacks and similar disruptions could result in security and privacy breaches and interruption in service, which could harm ChargePoint's business." To date, ChargePoint has not identified any risks from a cybersecurity threat or incident, that the Company believes has, or is reasonably likely to, materially affect ChargePoint, its business strategy, results of operation or financial condition.

Item 2. Properties.

The corporate headquarters and principal operations is located in Campbell, California, and consists of approximately 62,000 square feet of office space under leases that expire on August 31, 2029. ChargePoint believes this space is sufficient to meet its needs for the foreseeable future and that any additional space ChargePoint may require will be available on commercially reasonable terms. ChargePoint also leases facilities in Amsterdam, the Netherlands; Gurgaon and Bangalore, India; Radstadt, Austria; Munich, Germany and Reading, United Kingdom; as well as smaller sales offices in the United States and Europe.

Item 3. Legal Proceedings.

Information with respect to this item may be found in Note 7, *Commitments and Contingencies*, in the accompanying notes to the consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K, under "Legal Proceedings" which is incorporated herein by reference.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information for Common Stock

ChargePoint's Common Stock is traded under the symbol "CHPT" and is listed on the New York Stock Exchange (NYSE).

Dividend Policy

ChargePoint has never declared or paid dividend on its Common Stock and has no plans to do so in the foreseeable future.

Number of Common Stockholders

As of March 19, 2024, there were approximately 338 holders of record of ChargePoint's Common Stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

Sales of Unregistered Equity Securities and Use of Proceeds

None.

Stock Performance

The following shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or incorporated by reference into any of ChargePoint Holdings, Inc.'s other filings under the Exchange Act or the Securities Act of 1933, as amended, except to the extent ChargePoint specifically incorporates it by reference into such filing.

The graph below matches ChargePoint Holdings, Inc.'s cumulative total shareholder return on Common Stock with the cumulative total returns of the S&P Midcap 400 index, the S&P Application Software index, and the S&P 500 Technology Hardware, Storage & Peripherals index. The graph tracks the performance of a $100 investment in ChargePoint's Common Stock and in each index (with the reinvestment of all dividends) from September 16, 2019 to January 31, 2024.



COMPARISON OF 52 MONTH CUMULATIVE TOTAL RETURN*
Among ChargePoint Holdings, Inc., the S&P MidCap 400 Index, the S&P 500 Application Software Index and the S&P 500 Technology Hardware, Storage & Peripherals Index

*$100 invested on 9/16/19 in stock or 8/31/19 in index, including reinvestment of dividends. Fiscal year ending January 31.

The stock price performance included in this graph is not necessarily indicative of future price performance.

Company/Index	September 16, 2019	January 31, 2020	January 31, 2021	January 31, 2022	January 31, 2023	January 31, 2024
ChargePoint Holdings, Inc.	$ 100.00	$ 102.46	$ 389.96	$ 141.91	$ 124.39	$ 19.47
S&P Midcap 400	$ 100.00	$ 107.46	$ 127.30	$ 145.19	$ 148.59	$ 155.68
S&P Application Software	$ 100.00	$ 117.05	$ 154.77	$ 174.16	$ 137.81	$ 211.37
S&P 500 Technology Hardware, Storage & Peripherals	$ 100.00	$ 137.68	$ 230.27	$ 307.62	$ 269.95	$ 345.54

Item 6. [Reserved.]

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis provides information which ChargePoint's management believes is relevant to an assessment and understanding of ChargePoint's consolidated results of operations and financial condition. ChargePoint's fiscal year ends on January 31. References to fiscal years 2024, 2023, and 2022, relate to the fiscal years ended January 31, 2024, January 31, 2023, and January 31, 2022, respectively. This section of this Form 10-K discusses fiscal year 2024 and 2023 items and year-to-year comparisons between fiscal year 2024 and 2023. Discussions of fiscal year 2022 items and year-over-year comparisons between fiscal year 2023 and fiscal year 2022 are not included in this Form 10-K, and can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Company's Annual Report on Form 10-K filed on April 3, 2023. The discussion should be read together with the consolidated financial statements and related notes that are included elsewhere in this Annual Report on Form 10-K. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. ChargePoint's actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" included under Part I, Item 1 A.

Overview

ChargePoint designs, develops and markets networked electric vehicle ("EV") charging system infrastructure ("Networked Charging Systems") connected through cloud-based services ("Cloud" or "Cloud Services") which (i) enable charging systems owners, or hosts, to manage their Networked Charging Systems, and (ii) enable drivers to locate, reserve and authenticate Networked Charging Systems and to transact EV charging sessions on those systems. ChargePoint's Networked Charging Systems, subscriptions and other offerings provide an open platform that integrates with system hardware from ChargePoint and other manufacturers, connecting systems over an intelligent network that provides real-time information about charging sessions and full control, support and management of the Networked Charging Systems. This network provides multiple web-based portals for charging system owners, fleet managers, drivers and utilities.

ChargePoint generates revenue primarily through the sale of Networked Charging Systems, Cloud Services and extended parts and labor warranties ("Assure"). The Company also generates revenue, in some instances, by providing customers use of ChargePoint's owned and operated Networked Charging Systems, Cloud Services and Assure into a single multi-year or annual subscription ("ChargePoint as a Service" or "CPaaS"). Each of Cloud Services, Assure and CPaaS is typically paid for upfront and revenue is recognized ratably over the term of the subscription period.

ChargePoint targets three key verticals: commercial, fleet and residential. Commercial customers have parking places largely within their workplaces and include retail, hospitality, healthcare, fueling and convenience and parking lot operators. Fleet includes municipal buses, delivery and work vehicles, port/airport/warehouse and other industrial applications, ridesharing services, and is expected to eventually include autonomous transportation. Residential includes single family homes and multifamily residences.

On February 26, 2021 ("Closing Date"), Switchback Energy Acquisition Corporation ("Switchback") consummated the previously announced transactions pursuant to which Lightning Merger Sub Inc., a wholly-owned subsidiary of Switchback ("Lightning Merger Sub"), merged with ChargePoint, Inc. ("Legacy ChargePoint") pursuant to a Merger Agreement and Plan of Merger dated as of September 23, 2020, by and among the Company, Lightning Merger Sub, and Switchback ("Merger Agreement"). Legacy ChargePoint survived as a wholly-owned subsidiary of Switchback ("Merger" and, collectively with the other transactions described in the Merger Agreement, the "Reverse Recapitalization"). Further, as a result of the Merger, Switchback was renamed "ChargePoint Holdings, Inc."

Since its inception in 2007, ChargePoint has been engaged in developing and marketing its Networked Charging Systems, subscriptions and other offerings, raising capital and recruiting personnel. ChargePoint has incurred net operating losses and negative cash flows from operations in every year since its inception. As of January 31, 2024 and 2023, ChargePoint had an accumulated deficit

of $1,614.4 million and $1,156.8 million, respectively. ChargePoint has funded its operations primarily from customer payments, the issuance of common stock, redeemable convertible preferred stock and convertible notes, exercise proceeds from options and warrants, borrowings under loan facilities and proceeds from the Reverse Recapitalization.

Recent Developments

September 2023 Reorganization

In September 2023, the Company implemented a reorganization plan to reduce its operating expenses and increase efficiencies (the "September 2023 Reorganization"). The Reorganization entailed a reduction in force of approximately 10% of the Company's global workforce at the time, and other actions to reduce expenses. During the twelve months ended January 31, 2024, the Company incurred $15.6 million of employee severance, termination and employment-related exit cost, as well as accelerated depreciation of right-of-use assets and other facilities and contract termination charges. As of January 31, 2024, restructuring-related liabilities were $0.5 million. The majority of the remaining restructuring-related liabilities, which includes employee severance and benefits and facilities-related exit costs, will be disbursed in the first quarter of fiscal 2025.

January 2024 Reorganization

In January 2024, the Company implemented an additional reorganization plan to reduce its operating expenses and further increase efficiencies (the "January 2024 Reorganization"). The January 2024 Reorganization entailed a reduction in force of approximately 12% of the Company's global workforce and other actions to reduce expense. The Company incurred $9.9 million of employee severance, termination and employment-related exit costs and $2.7 million of facility exit costs, including impairment charges and accelerated depreciation of right-of-use assets. As of January 31, 2024, restructuring-related liabilities were $10.6 million. These remaining restructuring-related liabilities, which primarily includes employee severance and benefits, will be disbursed in the first quarter of fiscal 2025.

Refer to Note 14, *Restructuring*, in the notes to the consolidated financial statements included in this Annual Report.

Key Factors Affecting Operating Results

ChargePoint believes its performance and future success depend on several factors that present significant opportunities for it but also pose risks and challenges, including those discussed below:

Growth in EV Adoption

ChargePoint believes its revenue growth is tied to the number of passenger and commercial EVs sold, which it believes drives the demand for EV charging infrastructure. The market for EVs is still rapidly evolving and although demand for EVs has grown in recent years, the rate of EV sales is highly volatile and there is no guarantee of future demand for EV sales. Factors impacting the adoption of EVs include but are not limited to: perceptions about EV features, quality, safety, performance and cost; perceptions about the limited range over which EVs may be driven on a single battery charge; volatility in the cost of oil and gasoline; availability of services for EVs; consumers' perception about the convenience, reliability and cost of charging EVs; and increases in fuel efficiency of internal combustion engine vehicles. Further, numerous EV auto manufacturers have recently announced delays in their previously announced plans to migrate their manufacturing production to be solely or primarily EVs. In addition, macroeconomic factors, including governmental mandates and incentives and the impact of rising interest rates, inflation and a potential economic recession, could impact demand for EVs, particularly since they can be more expensive to purchase than traditional gasoline-powered vehicles. Further, geopolitical factors, such as the ongoing conflict between Russia and Ukraine, conflicts in the Middle East, conflicts between the United States and China or between China and Taiwan may negatively impact the global automotive supply chain and reduce the manufacturing of automobiles, including EVs. If the market for EVs does not develop as expected, if there is any slow-down or delay in overall EV adoption, or if auto manufacturers delay their EV manufacturing rates or eliminate their plans to transition to predominately EV manufacturing, the rate of EV adoption may be adversely affected and the market for EV charging may not develop and as a result, ChargePoint's financial condition and results of operations could be materially and adversely impacted.

Competition

ChargePoint is currently a market leader in North America in commercial Level 2 Alternating Current ("AC") charging. ChargePoint also offers AC chargers for use at home or multifamily settings and for fleet applications, and high-power Level 3 Direct Current ("DC") chargers for fast urban charging, corridor or long-trip charging and fleet applications. ChargePoint intends to expand its market share over time in its product categories, leveraging the network effect of its products and Cloud Services software. Existing competitors may expand their product offerings and sales strategies, and new competitors may enter the market. Historically, ChargePoint has sold its Networked Charging Systems and Cloud Services as an integrated "full-stack" offering, providing its customers with a sole-source solution for their EV charging needs, especially in the United States. Recently, ChargePoint has seen an increase in the frequency of customers seeking to disaggregate their networked charging solutions and to implement independent hardware and charging management software solutions, particularly for national or global commercial retailers and large fleet operators. While

ChargePoint enables charge station operators to choose ChargePoint's Cloud Services and select their choice of third-party hardware and enables e-mobility services providers to build and integrate their solutions with ChargePoint's Cloud Services, there is no guarantee that this distributed sales model will be successful. If ChargePoint's market share decreases due to increased competition, or if ChargePoint is unable to compete with a disaggregate EV charging solutions sales model, its financial condition and results of operations may be materially and adversely impacted. Furthermore, ChargePoint's success could be negatively impacted if consumers and businesses choose other types of alternative fuel vehicles or high fuel-economy gasoline powered vehicles.

Europe Expansion

ChargePoint operates in North America and several countries in Europe. Europe is expected to be a significant contributor to ChargePoint's revenue in future years. ChargePoint has been and is investing heavily to succeed in Europe. ChargePoint is also working to grow its European business through partnerships with channel partners and car leasing companies and through its acquisitions of ViriCiti B.V. ("ViriCiti") and has•to•be gmbh ("HTB"). In Europe, ChargePoint primarily competes with other providers of EV charging station networks. ChargePoint's growth in Europe requires differentiating itself as compared to these existing competitors. If ChargePoint is unable to continue penetrating the market in Europe, its financial condition and results of operations could be materially and adversely impacted.

Fleet Expansion

ChargePoint's future growth is also highly dependent upon its success in EV fleet applications, where there is increasing competition, a high customer dependency on the expected increase in the arrival rate of new vehicles, and likely high concentrations and volatility of purchasing as fleet operators ultimately choose their key providers and make large purchases of EVs. As noted above, the customer trend to make independent EV charging hardware and charging management software procurement selections is more prevalent in the fleet market. Any significant decline in purchases from these customers or increased competition for these customers may have an adverse impact on ChargePoint's potential for future growth. If ChargePoint is not successful in the fleet vertical, its financial condition and results of operations could be materially and adversely affected.

Impact of New Product Releases and Investments in Growth

As ChargePoint introduces new products, such as the release of its Express Plus DC fast charger in fiscal year 2022 and CP6000 Level 2 AC charger in fiscal year 2023, its gross margins may be initially negatively impacted by launch costs and lower volumes until it achieves targeted cost reductions. Cost reductions may not occur on the timeline ChargePoint expects due to a number of factors, including but not limited to failure to meet its own estimates, unanticipated supply chain difficulties, government mandates or certification requirements. In addition, ChargePoint may accelerate its expenditures where it sees growth opportunities, which may negatively impact gross margin until upfront costs and inefficiencies are absorbed and normalized operations are achieved. Further, ChargePoint has historically invested in prioritizing an assurance of supply of its products and new customer acquisition as part of its "land and expand" model, which puts pressure on gross margins and increases operating expenses. ChargePoint also continuously evaluates and may adjust its expenditures, such as new product introduction costs, based on its launch plans for new products, as well as other factors including the pace and prioritization of current projects under development and the addition of new projects. As ChargePoint attains higher revenue, it expects operating expenses as a percentage of total revenue to decrease as it scales and focuses on increasing operational efficiency and process automation.

ChargePoint intends to use third-party contract manufacturers and design partners for targeted new research and development initiatives with the goals of controlling development costs and decreasing operating expenses. ChargePoint believes such partnerships will allow it to better manage research and development expenses, improve the speed and quality of new product development and increase its efficiencies by leveraging the design talent and supply chains of these partners. Implementing third-party design partners for new research and development initiatives will require sophisticated oversight, quality programs and cost-control initiatives. If ChargePoint is not successful in its use of third-party contract manufacturers and design partners for new product development its financial conditions, gross margins and results of operations could be materially and adversely affected.

Government Mandates, Incentives and Programs

The U.S. federal government, certain foreign governments and some state and local governments provide incentives to end users and purchasers of EVs and EV infrastructure in the form of rebates, tax credits and other financial incentives. These governmental rebates, tax credits and other financial incentives significantly lower the effective price of EVs and EV infrastructure to customers. For example, the Infrastructure Investment and Jobs Act signed into law on November 15, 2021 (the "Jobs Act") provided additional funding for EVs and EV charging infrastructure through the creation of new programs and grants and the expansion of existing programs, including $7.5 billion for EV charging along highway corridors and communities. In addition, the Inflation Reduction Act of 2022 (the "IRA") signed into law on August 16, 2022 includes incentives and tax credits aimed at reducing the effects of climate change, such as the extension of electric vehicle charging infrastructure tax credits under Section 30C and tax credits for electric vehicles under Section 30D of the Internal Revenue Code of 1986, as amended (the "Code") through 2032. There are numerous restrictions and requirements associated with qualifying for the electric vehicle tax credits available under the IRA and ChargePoint is still assessing how the IRA may

impact its business and EV sales generally. Further, incentives such as the Jobs Act and the IRA take time to be disbursed and to affect actual expenditure decisions. These incentives may also expire on specified dates, end when the allocated funding is no longer available, or be reduced or terminated as a matter of regulatory or legislative policy. Any reduction in rebates, tax credits or other financial incentives could reduce the demand for EVs and for charging infrastructure, including infrastructure ChargePoint offers.

Macroeconomic Trends

ChargePoint has an international presence and as a result is subject to risks and uncertainties caused by significant events with macroeconomic impacts, including, but not limited to geopolitical events, including the ongoing Russia-Ukraine conflict, conflicts in the Middle East, rising inflation and interest rates, monetary policy changes, financial services sector instability, recessions, global pandemics and foreign currency fluctuations. Additionally, these macroeconomic impacts have generally disrupted the operations of its customers and prospective customers. In addition, shifts in ChargePoint's product mix to DC chargers from AC chargers may negatively affect ChargePoint's gross profits and gross margins since ChargePoint generally realizes higher gross margins from sales of its AC chargers. Further, disruption to ChargePoint's supply chains and heightened component and shipping pricing and logistics expenses, which ChargePoint experienced in 2021 and 2022, may further adversely impact ChargePoint's gross margins, adversely affect demand for ChargePoint's products, lengthen its product development and sales cycles, and reduce expected spending from new customers, all of which could adversely affect ChargePoint's business, results of operations and financial condition.

Global economic uncertainty due to other macroeconomic conditions, including inflation, interest rate pressures, disruptions and credit constraints in the financial services industry, labor market disruptions, and related concerns of a potential recession, have impacted customer behavior related to discretionary spending and sentiment and could continue to impact such behaviors in the future. Any resulting decline in the ability or willingness of customers, fleet owners and operators to purchase ChargePoint's products or subscription services could have an adverse impact on ChargePoint's results of operations and financial condition.

Results of Operations & its Components

Revenue

Networked Charging Systems

Networked Charging Systems revenue includes the deliveries of EV charging system infrastructure, which include a range of AC products for use in residential, commercial and fleet applications, and DC, or fast-charge products for use in commercial and fleet applications, as well as fees received for transferring regulatory incentives earned for participating in low carbon fuel programs. ChargePoint generally recognizes revenue from sales of Networked Charging Systems upon shipment to the customer, at which point ChargePoint's performance obligation is satisfied. Revenue from regulatory incentives is recognized when the regulatory incentives are transferred.

Subscriptions

Subscriptions revenue consists of services related to Cloud, as well as extended maintenance service plans under Assure. Subscriptions revenue also consists of CPaaS revenue which combines the customer's use of ChargePoint's owned and operated systems with Cloud and Assure programs into a single, typically multi-year subscription.

In some instances, CPaaS subscriptions are considered for accounting purposes to contain a lease for the customer's use of ChargePoint's owned and operated systems unless the location allows the customer to receive incremental economic benefit from regulatory credits earned on that EV charging system. Lessor revenue relates to operating leases and historically has not been material. Subscriptions revenue is generally recognized over time on a straight-line basis as ChargePoint has an ongoing obligation to deliver such services to the customer.

Other

Other revenue consists of charging related fees received from drivers using charging sites owned and operated by ChargePoint, net transaction fees earned for processing payments collected on driver charging sessions at charging sites owned by its customers, and other professional services. Revenue from driver charging sessions and charging transaction fees is recognized when the charging session or transaction is completed. Revenue from fees for owned and operated sites is recognized over time on a straight-line basis over the performance period of the service contract as ChargePoint has an ongoing obligation to deliver such services. Revenue from professional services is recognized as the services are rendered.

ChargePoint has seen its revenue fluctuate based on market demand and other factors, and expects this variability of growth in Networked Charging Systems revenue to continue in the near term. In the long term it expects revenue to grow in both Networked Charging Systems and subscriptions due to increased demand in EVs and the related charging infrastructure market.

	For the Year Ended January 31,			Change			
	2024	2023	2022	2024 vs 2023		2023 vs 2022	
	(dollar amounts in thousands, except percentages)			Change ($)	Change (%)	Change ($)	Change (%)
Networked Charging Systems	$ 360,822	$ 363,622	$ 173,850	$ (2,800)	(0.8)%	$189,772	109.2 %
Percentage of total revenue	71.2 %	77.7 %	72.1 %				

Networked Charging Systems revenue marginally decreased for fiscal year ended January 31, 2024 compared to fiscal year ended January 31, 2023.

	For the Year Ended January 31,			Change			
	2024	2023	2022	2024 vs 2023		2023 vs 2022	
	(dollar amounts in thousands, except percentages)			Change ($)	Change (%)	Change ($)	Change (%)
Subscriptions	$ 120,445	$ 85,296	$ 53,512	$ 35,149	41.2 %	$ 31,784	59.4 %
Percentage of total revenue	23.8 %	18.2 %	22.2 %				

Subscriptions revenue increased for the fiscal year ended January 31, 2024 compared to fiscal year ended January 31, 2023 primarily due to the growth in the number of Cloud subscriptions and Assure subscriptions for Networked Charging Systems connected to ChargePoint's network.

	For the Year Ended January 31,			Change			
	2024	2023	2022	2024 vs 2023		2023 vs 2022	
	(dollar amounts in thousands, except percentages)			Change ($)	Change (%)	Change ($)	Change (%)
Other revenue	$ 25,372	$ 19,176	$ 13,644	$ 6,196	32.3 %	$ 5,532	40.5 %
Percentage of total revenue	5.0 %	4.1 %	5.7 %				

Other revenue increased for the fiscal year ended January 31, 2024 compared to fiscal year ended January 31, 2023 primarily due to net transaction fees earned for processing payments collected on driver charging sessions at charging sites owned by ChargePoint's customers.

Cost of Revenue

Networked Charging Systems

ChargePoint uses contract manufacturers to manufacture its Networked Charging Systems. ChargePoint's cost of revenue for the sale of Networked Charging Systems includes the contract manufacturer costs of finished goods and shipping and handling. Cost of revenue for the sale of Networked Charging Systems also consists of salaries and related personnel expenses, including stock-based compensation, warranty provisions, inventory obsolescence and write-downs, depreciation of manufacturing related equipment, and allocated facilities and information technology expenses. As revenue is recognized, ChargePoint accounts for estimated warranty cost as a charge to cost of revenue. The estimated warranty cost is based on historical and predicted product failure rates and repair expenses.

Subscriptions

Cost of Subscriptions revenue includes salaries and related personnel expenses, including stock-based compensation and third-party support costs to manage the systems and helpdesk services for drivers and site hosts, network and wireless connectivity costs for subscription services, field costs for Assure, depreciation of owned and operated systems used in CPaaS arrangements, allocated facilities and information technology expenses.

Other

Cost of other revenue includes depreciation and other costs for ChargePoint's owned and operated charging sites, charging related processing charges, salaries and related personnel expenses, including stock-based compensation, as well as costs of professional services.

	For the Year Ended January 31,			Change			
	2024	**2023**	**2022**	**2024 vs 2023**		**2023 vs 2022**	
	(dollar amounts in thousands, except percentages)			Change ($)	Change (%)	Change ($)	Change (%)
Cost of Networked Charging Systems revenue	$ 386,149	$ 318,628	$ 147,313	$ 67,521	21.2 %	$171,315	116.3 %
Percentage of total revenue	76.2 %	68.1 %	61.1 %				

Cost of Networked Charging Systems revenue increased during the fiscal year ended January 31, 2024 compared to fiscal year ended January 31, 2023 primarily due to a year-over-year increase in the number of Networked Charging Systems delivered and inventory impairment charges totaling $70.0 million, related to product transitions and aligning inventory with customer demand.

	For the Year Ended January 31,			Change			
	2024	**2023**	**2022**	**2024 vs 2023**		**2023 vs 2022**	
	(dollar amounts in thousands, except percentages)			Change ($)	Change (%)	Change ($)	Change (%)
Cost of Subscriptions revenue	$ 73,595	$ 51,416	$ 31,190	$ 22,179	43.1 %	$ 20,226	64.8 %
Percentage of total revenue	14.5 %	11.0 %	12.9 %				

Cost of subscriptions revenue increased during fiscal year ended January 31, 2024 compared to fiscal year ended January 31, 2023 primarily due to increases in Assure maintenance costs, customer support personnel expenses which were driven by ChargePoint expanding its Networked Charging Systems, network wireless connectivity costs, and other operating costs.

	For the Year Ended January 31,			Change			
	2024	**2023**	**2022**	**2024 vs 2023**		**2023 vs 2022**	
	(dollar amounts in thousands, except percentages)			Change ($)	Change (%)	Change ($)	Change (%)
Cost of Other Revenue	$ 16,777	$ 12,117	$ 8,970	$ 4,660	38.5 %	$ 3,147	35.1 %
Percentage of total revenue	3.3 %	2.6 %	3.7 %				

Cost of other revenue increased for the fiscal year ended January 31, 2024 compared to fiscal year ended January 31, 2023 primarily related to increased driver-generated cost.

Gross Profit and Gross Margin

Gross profit is revenue less cost of revenue and gross margin is gross profit as a percentage of revenue. ChargePoint offers a range of Networked Charging Systems products which vary widely in selling price and associated gross margin, as, for example, ChargePoint's AC charger based commercial business contributes higher margins than its residential and DC charger based fleet businesses. Accordingly, ChargePoint's gross profit and gross margin have varied and are expected to continue to vary from period to period due to revenue levels; geographic, vertical and product mix; new product transition costs; and its efforts to optimize its operations and supply chain and purchase price variances.

In the long term, improvements in ChargePoint's gross profit and gross margin will depend on its ability to continue to optimize its operations and supply chain as it increases its revenue. However, at least in the short term, as the product mix continues to vary and as ChargePoint continues to align inventory supply with demand and optimize for customer acquisition as part of its "land and expand" model, launches new Networked Charging Systems products, grows its presence in Europe where it has not yet achieved economies of scale, and expands its solutions for its fleet customers, gross margin will vary from period to period.

	For the Year Ended January 31,			Change			
	2024	**2023**	**2022**	**2024 vs 2023**		**2023 vs 2022**	
	(dollar amounts in thousands, except percentages)			Change ($)	Change (%)	Change ($)	Change (%)
Gross Profit	$ 30,118	$ 85,933	$ 53,533	$(55,815)	(65.0)%	$ 32,400	60.5 %
Gross Margin	5.9 %	18.4 %	22.2 %				

Gross profit decreased for the fiscal year ended January 31, 2024 compared to fiscal year ended January 31, 2023 primarily due to an increase in cost of revenue resulting from inventory impairment charges totaling $70.0 million, related to product transitions and aligning inventory with customer demand, partially offset by growing gross profits from subscriptions driven by ChargePoint expanding its networked Charging Systems.

Gross margin decreased for the fiscal year ended January 31, 2024 compared to fiscal year ended January 31, 2023 primarily due to an increase of cost of revenue resulting from the increase of inventory impairment charges, as described above, and customer support personnel expenses, as well as other operating expenses.

Research and Development Expenses

Research and development expenses consist primarily of salaries and related personnel expenses, including stock-based compensation, for personnel related to the development of improvements and expanded features for ChargePoint's products and services, including in quality assurance, testing, product management, and allocated facilities and information technology expenses. Research and development costs also include prototype and testing cost, professional services and consulting, and are expensed as incurred.

For the fiscal year ending January 31, 2025, ChargePoint expects its research and development expenses to decrease as a percentage of revenue as it continues to optimize its research and development activities for its technology and product roadmap.

	For the Year Ended January 31,			Change			
	2024	2023	2022	2024 vs 2023		2023 vs 2022	
	(dollar amounts in thousands, except percentages)			Change ($)	Change (%)	Change ($)	Change (%)
Research and Development Expenses	$ 220,781	$ 194,957	$ 145,043	$ 25,824	13.2 %	$ 49,914	34.4 %
Percentage of total revenue	43.6 %	41.6 %	60.2 %				

Research and development expenses increased during the fiscal year ended January 31, 2024 compared to fiscal year ended January 31, 2023 and was primarily attributable to a $17.3 million increase in compensation related expenses due to headcount growth and employee-related exit costs related to the reorganizations implemented by the Company (see Note 14, *Restructuring*, in the notes to the consolidated financial statements included in this Annual Report for more details), a $14.4 million increase in stock-based compensation expense due to the impact of grants to new hires and to promote long-term retention of employees, and an increase of $2.4 million in depreciation and other operating expense. This is offset by a $6.9 million decrease in engineering materials and services costs and a decrease of $1.3 million in consulting fees.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries and related personnel expenses, including stock-based compensation, sales commissions, professional services fees, travel, marketing and promotional expenses, bad debt expenses, and allocated facilities and information technology expenses.

For the fiscal year ending January 31, 2025, ChargePoint expects its sales and marketing expenses to decrease as a percentage of revenue as it continues to optimize its sales and marketing activities while expanding sales.

	For the Year Ended January 31,			Change			
	2024	2023	2022	2024 vs 2023		2023 vs 2022	
	(dollar amounts in thousands, except percentages)			Change ($)	Change (%)	Change ($)	Change (%)
Sales and marketing expenses	$ 150,186	$ 142,392	$ 92,550	$ 7,794	5.5 %	$ 49,842	53.9 %
Percentage of total revenue	29.6 %	30.4 %	38.4 %				

Sales and marketing expenses increased during the fiscal year ended January 31, 2024 compared to fiscal year ended January 31, 2023 primarily attributable to a $2.4 million increase in compensation related expenses due to headcount growth and employee-related exit costs related to the reorganizations implemented by the Company (see Note 14, *Restructuring*, in the notes to the consolidated financial statements included in this Annual Report for more details), and a $5.5 million increase in stock-based compensation expense due to the impact of grants to new hires and to promote long-term retention of employees.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related personnel expenses, including stock-based compensation, related to finance, legal and human resource functions, contractor and professional services fees, audit and compliance expenses, insurance costs, and general corporate expenses, including allocated facilities and information technology expenses.

For the fiscal year ending January 31, 2025, ChargePoint expects its general and administrative expenses to decrease as a percentage of revenue as it continues to optimize its operations.

	For the Year Ended January 31,			Change			
	2024	2023	2022	2024 vs 2023		2023 vs 2022	
				Change ($)	Change (%)	Change ($)	Change (%)
	(dollar amounts in thousands, except percentages)						
General and administrative expenses	$ 109,102	$ 90,366	$ 81,380	$ 18,736	20.7 %	$ 8,986	11.0 %
Percentage of total revenue	21.5 %	19.3 %	33.8 %				

General and administrative expenses increased during the fiscal year ended January 31, 2024 compared to fiscal year ended January 31, 2023 primarily due to an increase of $10.9 million in restructuring expense for facility and other contract terminations related to the reorganizations implemented by the Company (see Note 14, *Restructuring*, in the notes to the consolidated financial statements included in this Annual Report for more details), a $2.9 million increase in compensation related expenses due to headcount growth and employee-related exit costs related to the aforementioned reorganization, a $3.7 million increase in stock-based compensation expense due to new hires and to promote long-term retention of employees, and a $1.2 million increase in other operating expenses.

Interest Income

Interest income consists primarily of interest earned on ChargePoint's cash, cash equivalents and short-term investments.

	For the Year Ended January 31,			Change			
	2024	2023	2022	2024 vs 2023		2023 vs 2022	
				Change ($)	Change (%)	Change ($)	Change (%)
	(dollar amounts in thousands, except percentages)						
Interest income	$ 9,603	$ 5,534	$ 98	$ 4,069	73.5 %	$ 5,436	*n.m.*
Percentage of total revenue	1.9 %	1.2 %	— %				

Interest income increased during fiscal year ended January 31, 2024 compared to fiscal year ended January 31, 2023 due to higher interest rates and higher balances of interest-earning investments.

Interest Expense

Interest expense consists primarily of the interest on ChargePoint's 2028 Convertible Notes that were issued in April 2022, and amended in October 2023, which are described more completely below in *Liquidity and Capital Resources*.

	For the Year Ended January 31,			Change			
	2024	2023	2022	2024 vs 2023		2023 vs 2022	
				Change ($)	Change (%)	Change ($)	Change (%)
	(dollar amounts in thousands, except percentages)						
Interest expense	$ (16,273)	$ (9,434)	$ (1,502)	$ (6,839)	72.5 %	$ (7,932)	528.1 %
Percentage of total revenue	(3.2)%	(2.0)%	(0.6)%				

Interest expense increased during the fiscal year ended January 31, 2024 compared to fiscal year ended January 31, 2023 primarily due to interest expense on the 2028 Convertible Notes that were originally issued in April 2022, and amended in October 2023. For more information, see Note 6, *Debt*, in the notes to consolidated financial statements included in this Annual Report.

Other Income (Expense), Net

Other income (expense), net consists primarily of foreign currency transaction gains and losses.

	For the Year Ended January 31,			Change			
	2024	2023	2022	2024 to 2023		2023 to 2022	
				Change ($)	Change (%)	Change ($)	Change (%)
	(dollar amounts in thousands, except percentages)						
Other income (expense), net	$ (1,009)	$ (1,569)	$ (2,775)	$ 560	(35.7)%	$ 1,206	(43.5)%
Percentage of total revenue	(0.2)%	(0.3)%	(1.2)%				

Other income (expense), net changed from $(1.6) million during the fiscal year ended January 31, 2023 to $(1.0) million during the fiscal year ended January 31, 2024 due to favorable changes in foreign exchange rates.

Provision for Income Taxes

ChargePoint's provision for income taxes consists of federal, state and foreign income taxes based on enacted federal, state and foreign tax rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities and changes in tax law. Due to the level of historical losses, ChargePoint maintains a valuation allowance against U.S. federal and state deferred tax assets as it has concluded it is more likely than not that these deferred tax assets will not be realized.

| | For the Year Ended January 31, | | | Change | | | |
| | 2024 | 2023 | 2022 | 2024 to 2023 | | 2023 to 2022 | |
	(dollar amounts in thousands, except percentages)			Change ($)	Change (%)	Change ($)	Change (%)
Provision (benefit) for income taxes	$ (21)	$ (2,167)	$ (2,930)	$ 2,146	(99.0)%	$ 763	(26.0)%
Percentage of loss before provision (benefit) for income taxes	— %	0.6 %	2.2 %				

The benefit for income taxes decreased during the fiscal year ended January 31, 2024 as compared to fiscal year ended January 31, 2023 primarily due to changes to deferred tax liability following a tax rate reduction in certain foreign jurisdictions recorded in the prior year.

Liquidity and Capital Resources

Sources of Liquidity

Historical Sources of Liquidity

ChargePoint has incurred net losses and negative cash flows from operations since its inception, which it anticipates will continue for the foreseeable future. To date, ChargePoint has funded its business and past acquisitions primarily with proceeds from the issuance of common stock, redeemable convertible preferred stock, proceeds from the Merger, proceeds from warrant and option exercises for cash, convertible debt and from customer payments. As of January 31, 2024 and 2023, ChargePoint had cash and cash equivalents and restricted cash and short-term investments of $357.8 million and $399.5 million, respectively. ChargePoint believes that its cash on hand and cash generated from sales to customers will satisfy its working capital and capital requirements for at least the next twelve months.

2028 Convertible Notes

In April 2022, ChargePoint completed a private placement of $300.0 million aggregate principal amount of convertible notes, with an original maturity date of April 1, 2027 (the "Original Convertible Notes"). In October 2023, ChargePoint completed an amendment to the indenture for the Original Convertible Notes (the "2027 Notes Amendment") pursuant to which the Cash Interest and PIK Interest (as described below) were increased and the maturity date for the Original Convertible Note was extended to April 1, 2028 (the "2028 Convertible Notes"). The net proceeds from the original sale of the 2028 Convertible Notes were approximately $294.0 million after deducting initial purchaser discounts and commissions and the Company's offering expenses.

Prior to the 2027 Notes Amendment, the Original Convertible Notes bore interest at 3.50% per annum, to the extent paid in cash ("Cash Interest"), which was payable semi-annually in arrears on April 1st and October 1st of each year or 5.00% per annum through the issuance of additional Original Convertible Notes. The 2028 Convertible Notes bear Cash Interest at 7.00% per annum or 8.50% per annum through the issuance of additional 2028 Convertible Notes ("PIK Interest"). The 2028 Convertible Notes are convertible, based on the applicable conversion rate, into cash, shares of ChargePoint Common Stock or a combination thereof, at ChargePoint's election. The initial conversion rate was 83.3333 shares per $1,000 principal amount of the 2028 Convertible Notes, subject to customary anti-dilution adjustment in certain circumstances, which represents an initial conversion price of approximately $12.00 per share.

For additional details on the 2027 Notes Amendment and the 2028 Convertible Notes refer to Note 6, *Debt,* to ChargePoint's notes to the consolidated financial statements in this Annual Report.

2027 Revolving Credit Facility

On July 27, 2023, the Company entered into a revolving credit agreement by and among the Company as the parent guarantor, ChargePoint, Inc. (the "Borrower"), certain subsidiaries of the Borrower as guarantors, JPMorgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto (the "Credit Agreement"). The Credit Agreement provides for senior secured revolving credit facility in an initial aggregate principal amount of up to $150.0 million, with a maturity date of January 1, 2027 (the "2027 Revolving Credit Facility"). Pursuant to the Credit Agreement, the Borrower may from time to time arrange for one or more increases in the commitments under the 2027 Revolving Credit Facility in an aggregate principal amount not to exceed $150.0 million, subject to obtaining the consent of the lenders participating in any such increase. In October 2023, the Company entered into an amendment to the Credit Agreement to, among other things, permit the Company to complete the 2027 Notes Amendment.

As of January 31, 2024, the Borrower had no borrowings outstanding or letters of credit under the 2027 Revolving Credit Facility and, as a result, had a borrowing capacity of up to $150.0 million.

For additional details on the 2027 Revolving Credit Facility refer to Note 6, *Debt*, in ChargePoint's notes to the consolidated financial statements in this Annual Report.

Shelf Registration and ATM Facility

On July 1, 2022, ChargePoint filed a registration statement on Form S-3 (File No. 333-265986) with the SEC (that was declared effective by the SEC on July 12, 2022), which permits ChargePoint to offer up to $1.0 billion of shares of Common Stock, preferred stock, debt securities, warrants and rights in one or more offerings and in any combination, including in units from time to time (the "Shelf Registration Statement"). As part of the Shelf Registration Statement, ChargePoint filed a prospectus supplement registering for sale from time to time up to $500.0 million shares of Common Stock pursuant to a sales agreement (the "ATM Facility"). During the fiscal year ended January 31, 2024, the Company sold a total of 59,299,481 shares of its Common Stock pursuant to the ATM Facility for total proceeds of $287.2 million, net of $1.2 million of issuance costs, which includes 41,371,158 shares sold to an institutional investor. As of January 31, 2024, $161.6 million of shares of Common Stock remained available for sale pursuant to the ATM Facility.

Long-Term Liquidity Requirements

ChargePoint has incurred net losses and negative cash flows from operations since inception. Until ChargePoint can generate sufficient revenue to cover its cost of sales, operating expenses, working capital and capital expenditures, it expects to primarily fund cash needs through a combination of equity and debt financing. ChargePoint may borrow funds on terms that may include restrictive covenants, such as the restrictive covenants included in the 2027 Revolving Credit Facility, including covenants that restrict the operation of its business, liens on assets, high effective interest rates and repayment provisions that reduce cash resources and limit future access to capital markets. ChargePoint may continue to opportunistically seek access to additional funds through public or private equity offerings or debt financings, including through potential sales of Common Stock under its ATM Facility and drawing down amounts under the 2027 Revolving Credit Facility. If ChargePoint raises funds by issuing equity securities or debt securities convertible into equity securities, dilution to stockholders may result. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of Common Stock. If ChargePoint raises funds by issuing debt securities, these debt securities would have rights, preferences and privileges senior to those of holders of Common Stock. The terms of debt securities or borrowings could impose significant restrictions on ChargePoint's operations and expose ChargePoint to enhanced risks associated with rising interest rates and elevated inflation experienced globally during fiscal years 2023 and 2024. The capital markets have in the past, and may in the future, experience periods of higher volatility that could impact the availability and cost of equity and debt financing.

ChargePoint's principal use of cash in recent periods has been funding its operations, past acquisitions, and investing in capital expenditures. ChargePoint's future capital requirements will depend on many factors, including its revenue growth rate, the timing and the amount of cash received from customers, the expansion of sales and marketing activities, the timing and extent of spending to support development efforts, expenses associated with its international expansion, the introduction of network enhancements and the continuing market adoption of its Networked Charging Systems. In the future, ChargePoint may enter into arrangements to acquire or invest in complementary businesses, products and technologies. ChargePoint may be required to seek additional equity or debt financing beyond the amounts available to it pursuant to the ATM Facility and the 2027 Revolving Credit Facility.

If ChargePoint requires additional financing, it may not be able to raise such financing on acceptable terms or at all, particularly if certain unfavorable economic and market conditions persist or worsen and intensify risks of a potential recession or other economic downturn. If ChargePoint is unable to raise additional capital or generate cash flows necessary to expand its operations and invest in continued innovation, it may not be able to compete successfully, which would harm its business, results of operations and financial condition. If adequate funds are not available, ChargePoint may need to reconsider its expansion plans or limit its research and development activities, which could have a material adverse impact on its business prospects and results of operations.

Cash Flows

For the Fiscal Years Ended January 31, 2024, 2023 and 2022

The following table sets forth a summary of ChargePoint's cash flows for the periods indicated:

		Year Ended January 31,				
		2024		2023		2022
		(in thousands)				
Net cash (used in) provided by:						
Operating activities	$	(328,941)	$	(267,049)	$	(157,178)
Investing activities		85,576		(126,154)		(221,740)
Financing activities		306,524		372,859		549,687
Effects of exchange rates on cash, cash equivalents, and restricted cash		89		(729)		(1,025)
Net increase (decrease) in cash, cash equivalents and restricted cash	**$**	**63,248**	**$**	**(21,073)**	**$**	**169,744**

Net Cash Used in Operating Activities

During the year ended January 31, 2024, net cash used in operating activities was $328.9 million, consisting primarily of a net loss of $457.6 million, partially offset by a decrease in net operating assets of $102.8 million and non-cash charges of $231.5 million. The non-cash charges consisted primarily of $117.3 million of stock-based compensation expense, $70.0 million of inventory impairment and non-cash charges, $31.3 million of depreciation, and amortization expense and amortization of deferred contract acquisition costs, $8.4 million of reserves and other costs, and $4.3 million of non-cash operating lease costs. The change in operating assets and liabilities was mainly driven by an increase in inventory of $173.7 million and decrease in accounts payable, operating lease liabilities and accrued and other liabilities of $5.5 million, partially offset by a decrease in accounts receivable, net, of $36.5 million, an increase in deferred revenue of $32.8 million and a decrease in prepaid expenses and other assets of $7.0 million.

During the year ended January 31, 2023, net cash used in operating activities was $267.0 million, consisting primarily of a net loss of $345.1 million and change in operating assets and liabilities of $64.3 million, offset by an add back of non-cash charges of $142.4 million. The non-cash charges consisted primarily of $93.4 million of stock-based compensation expense, $25.1 million of depreciation, and amortization expense,$4.7 million of non-cash operating lease costs and $16.8 million of other costs. The change in operating assets and liabilities was mainly driven by increases in accounts receivable of $94.6 million, inventory of $39.4 million, and prepaid expenses and other assets of $38.0 million, offset by increases in deferred revenue of $51.8 million, accounts payable, operating lease liability, and accrued and other liabilities of $55.8 million.

Net Cash Provided By (Used In) Investing Activities

During the year ended January 31, 2024, net cash provided by investing activities was $85.6 million consisting of cash received from maturities of short-term investments of $105.0 million, offset by purchases of property and equipment of $19.4 million.

During the year ended January 31, 2023, net cash used in investing activities was $126.2 million consisting of cash paid for purchases of short-term investments of $284.8 million, purchases of property and equipment of $18.6 million, and additional cash paid for acquisitions (net of cash acquired) related to the acquisition of HTB in the prior year of $2.8 million, partially offset by cash received from maturities of short-term investments of $180.0 million.

Net Cash Provided by Financing Activities

During the year ended January 31, 2024, net cash provided by financing activities was $306.5 million, consisting of proceeds from the sale of common stock under the ATM Facility, net of commission and fees, of $287.2 million, change in driver funds and amounts due to customers of $13.7 million, proceeds from the issuance of common stock under employee equity plans, net of tax withholdings, of $12.1 million, partially offset by $2.9 million in issuance costs related to the 2027 Revolving Credit Facility and $3.5 million of the total $7.1 million contingent earnout consideration payments related to the acquisition of ViriCiti, of which the remaining $3.6 million is classified as cash outflow under operating activities.

During the year ended January 31, 2023, net cash provided by financing activities was $372.9 million, consisting of net proceeds from the issuance of convertible debt of $294.0 million, proceeds from the sale of common stock under the ATM Facility, net of commissions and fees, of $49.5 million, proceeds from the issuance of common stock under employee equity plans, net of tax withholdings, of $11.4 million, proceeds from the exercise of stock options and warrants of $6.9 million, and change in driver funds and amounts due to customers of $11.1 million.

Contractual Obligations and Commitments

ChargePoint's material cash requirements include the following contractual obligations and commitments as of January 31, 2024. For more information regarding ChargePoint's other contractual obligations, refer to Note 7, *Commitments and Contingencies*, to its notes to the consolidated financial statements included elsewhere in this Annual Report.

Operating Lease Obligations

ChargePoint has operating lease obligations for office spaces and data centers. As of January 31, 2024, ChargePoint had lease payment obligations of $26.7 million, with $6.5 million payable within twelve months.

Purchase Commitments

From time to time in the ordinary course of business, ChargePoint enters into agreements with vendors for the purchase of components and raw materials. However, due to contractual terms and variability in production levels, and opportunities to renegotiate pricing, ChargePoint generally does not have long-term binding and enforceable purchase orders under such contracts, and the timing and magnitude of purchase orders beyond such period is difficult to accurately project.

Critical Accounting Policies and Estimates

Management's discussion and analysis of ChargePoint's financial condition and results of operations is based on its consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires ChargePoint to make estimates and assumptions for the reported amounts of assets, liabilities, revenue, expenses and related disclosures. ChargePoint's estimates are based on its historical experience and on various other factors that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.

While ChargePoint's significant accounting policies are described in more detail in Note 2, *Summary of Significant Accounting Policies*, to its consolidated financial statements included elsewhere in this Annual Report, it believes the following accounting policies and estimates to be most critical to the preparation of its consolidated financial statements.

Revenue Recognition

ChargePoint recognizes revenue using the five-step model in determining revenue recognition: (a) identification of the contract, or contracts, with a customer; (b) identification of the performance obligations in the contract; (c) determination of the transaction price; (d) allocation of the transaction price to the performance obligations in the contract; and (e) recognition of revenue when, or as, it satisfies a performance obligation.

ChargePoint enters into contracts with customers that regularly include promises to transfer multiple products and services, such as Networked Charging Systems, software subscriptions, extended maintenance, and professional services. For arrangements with multiple products and services, ChargePoint evaluates whether the individual products and services qualify as distinct performance obligations. In ChargePoint's assessment of whether products and services are a distinct performance obligation, it determines whether the customer can benefit from the product or service on its own or with other readily available resources and whether the service is separately identifiable from other products or services in the contract. This evaluation requires ChargePoint to assess the nature of each of its Networked Charging Systems, subscriptions and other offerings and how they are provided in the context of the contract, including whether they are significantly integrated which may require judgment based on the facts and circumstances of the contract.

The transaction price for each contract is determined based on the amount ChargePoint expects to be entitled to receive in exchange for transferring the promised products or services to the customer. Collectability of revenue is reasonably assured based on historical evidence of collectability of fees ChargePoint charges its customers. The transaction price in the contract is allocated to each distinct performance obligation in an amount that represents the relative amount of consideration expected to be received in exchange for satisfying each performance obligation. Revenue is recognized when performance obligations are satisfied. Revenue is recorded based on the transaction price excluding amounts collected on behalf of third parties such as sales taxes, which are collected on behalf of and remitted to governmental authorities, or driver fees, which are collected on behalf of customers who offer public charging for a fee.

When agreements involve multiple distinct performance obligations, ChargePoint accounts for individual performance obligations separately. ChargePoint applies significant judgment in identifying and accounting for each performance obligation as a result of evaluating terms and conditions in contracts. The transaction price is allocated to the separate performance obligations on a relative standalone selling price ("SSP") basis. ChargePoint determines SSP based on observable standalone selling price when it is available, as well as other factors, including the price charged to its customers, its discounting practices and its overall pricing objectives,

while maximizing observable inputs. In situations where pricing is highly variable, or a product is never sold on a stand-alone basis, ChargePoint estimates the SSP using the residual approach.

Areas of Judgment and Estimates

Determining whether the Networked Charging Systems, Cloud, Assure and professional services are considered distinct performance obligations that should be accounted for separately or as a single performance obligation requires significant judgment. In reaching its conclusion, ChargePoint assesses the nature of each individual service offering and how the services are provided in the context of the contract, including whether the services are significantly integrated, which may require judgment based on the facts and circumstances of the contract.

Determining the relative SSP for contracts that contain multiple performance obligations requires significant judgment. ChargePoint determines SSP using observable pricing when available, which takes into consideration market conditions and customer specific factors while maximizing observable inputs. When observable pricing is not available, ChargePoint applies the residual approach to estimate the SSP. After establishing the SSP, ChargePoint then allocates the transaction price using the relative selling price method.

Inventory

Inventory is stated at the lower of cost or net realizable value. Cost is computed using standard cost, which approximates actual cost, on a first-in, first-out basis. Inventory levels are analyzed periodically and written down to their net realizable value if they have become obsolete, have a cost basis in excess of expected net realizable value or are in excess of expected demand. ChargePoint analyzes current and future product demand relative to the remaining product life to identify potential excess inventories. These forecasts of future demand are based upon historical trends and adjusted for overall market conditions. Inventory write-downs are measured as the difference between the cost of the inventory and its net realizable value, and charged to inventory reserves, which is a component of cost of revenue. At the point of the loss recognition, a new, lower cost basis for those inventories is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Business Combination

Business combinations are accounted for under the acquisition method. Assets acquired and liabilities assumed as part of a business acquisition are generally recorded at their estimated fair value at the date of acquisition. The excess of purchase price over the amount allocated to the assets acquired and liabilities assumed, if any, is recorded as goodwill. In determining the fair value of assets acquired, including intangible assets, and liabilities assumed, ChargePoint utilizes a variety of methods. Each asset acquired and liability assumed is measured at fair value from the perspective of a market participant. The method used to estimate the fair values of intangible assets incorporates significant estimates and assumptions regarding the estimates a market participant would make in order to evaluate an asset, including a market participant's use of the asset, future cash inflows and outflows, probabilities of success, asset lives and the appropriate discount rates. This judgment and determination affects the amount of consideration paid that is allocated to assets acquired and liabilities assumed in the business purchase transaction. The Company engages third-party appraisal firms to assist in determining fair value of assets acquired and liabilities assumed when appropriate.

During the remeasurement period, which extends no later than one year from the acquisition date, ChargePoint may record certain adjustments to the carrying value of the assets acquired and liabilities assumed with a corresponding offset to goodwill.

Stock-based Compensation

ChargePoint recognizes compensation costs for all stock-based awards, including stock options, restricted stock units ("RSUs"), performance restricted stock units ("PRSUs") and stock purchased under the Company's 2021 Employee Share Purchase Plan ("ESPP"), based on grant date fair value of the award. These estimates involve inherent uncertainties, and, if different assumptions had been used, stock-based compensation expense could have been materially different from the amounts recorded. For performance-based stock options issued, the value of the award is measured at the grant date as the fair value of the award and is expensed over the requisite service period, using the accelerated attribution method, once the performance condition becomes probable of being achieved. For RSUs, stock-based compensation is measured at the grant date, based on the fair value of the award and is recognized as an expense, net of estimated forfeitures, on a straight-line basis over the requisite service period. For PRSUs with a market condition, the Company uses a Monte Carlo simulation pricing model to incorporate the market condition effects at the grant date to measure the fair value of the award and is expensed over the service period. The Monte Carlo pricing model requires inputs which are subjective and generally requires judgment. For ESPP, stock-based compensation on the grant date is estimated using the Black-Scholes option-pricing model, which requires the use of certain subjective assumptions, including the expected Common Stock price volatility over the term of the award, the expected term of the award, risk-free interest rates, and the expected dividend yield of ChargePoint Common Stock.

Income Taxes

ChargePoint utilizes the asset and liability method in accounting for income taxes. Deferred tax assets and liabilities reflect the estimated future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefit is the result of changes in the deferred tax asset and liability. Valuation allowances are established when necessary to reduce deferred tax assets where it is more likely than not that the deferred tax assets will not be realized. ChargePoint makes estimates, assumptions and judgments to determine its provision for its income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. ChargePoint assesses the likelihood that its deferred tax assets will be recovered from future taxable income, and to the extent it believes that recovery is not likely, it establishes a valuation allowance.

ChargePoint recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties related to unrecognized tax benefits which, have not been material, are recognized within provision for income taxes.

Recent Accounting Pronouncements

See Note 2, *Summary of Significant Accounting Policies*, of the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for more information regarding recently issued accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

ChargePoint is exposed to market risk for changes in interest rates. ChargePoint had cash and restricted cash totaling $357.8 million as of January 31, 2024. ChargePoint's investment policy is focused on the preservation of capital and supporting its liquidity needs. Under the policy, ChargePoint historically invests in highly rated securities, issued by the U.S. government, and short durations or liquid money market funds. ChargePoint does not invest in financial instruments for trading or speculative purposes, nor does it use leveraged financial instruments. ChargePoint utilizes external investment managers who adhere to the guidelines of its investment policy. A hypothetical 10% change in interest rates would not have a material impact on the value of ChargePoint's cash, cash equivalents and short-term investments. There was no material change in ChargePoint's interest rate risk during fiscal year ended January 31, 2024 compared to fiscal year ended January 31, 2023.

Foreign Currency Risk

ChargePoint has foreign currency risks related to its revenue and operating expenses denominated in currencies other than the U.S. dollar, primarily the euro, causing both its revenue and its operating results to be impacted by fluctuations in the exchange rates. As ChargePoint's foreign operations expand, its results may be more materially impacted by fluctuations in the exchange rates of the currencies in which it does business.

Gains or losses from the revaluation of certain cash balances, accounts receivable balances and intercompany balances that are denominated in these currencies can impact ChargePoint's net loss. A hypothetical decrease in all foreign currencies against the U.S. dollar of 10% would not result in a material foreign currency loss on foreign-denominated balances, as of January 31, 2024. There was no material change in ChargePoint's foreign currency risk during fiscal year ended January 31, 2024 compared to fiscal year ended January 31, 2023.

At this time, ChargePoint does not enter into financial instruments to hedge its foreign currency exchange risk, but it may in the future.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of ChargePoint Holdings, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of ChargePoint Holdings, Inc. and its subsidiaries (the "Company") as of January 31, 2024 and 2023, and the related consolidated statements of operations, of comprehensive loss, of redeemable convertible preferred stock and stockholders' equity (deficit) and of cash flows for each of the three years in the period ended January 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of January 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole,

and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Consolidated Financial Statements – Impact of Segregation of Duties and IT General Controls

The completeness and accuracy of the consolidated financial statements, including the financial condition, results of operations and cash flows, is dependent on, in part, (i) designing and maintaining controls over segregation of duties and (ii) designing and maintaining controls over information technology general controls for information systems that are relevant for the Company's financial statements, including controls over program change management, user access, and program development.

The principal considerations for our determination that performing procedures relating to the consolidated financial statements – impact of segregation of duties and IT general controls is a critical audit matter are a high degree of auditor subjectivity and effort in performing procedures and evaluating audit evidence related to business processes that affect substantially all financial statement account balances and disclosures. As disclosed by management, material weaknesses existed during the year related to management not designing and maintaining (i) controls over segregation of duties and (ii) controls over information technology general controls for information systems that are relevant for the Company's financial statements, including controls over program change management, user access, and program development.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) evaluating and determining the nature and extent of audit procedures performed and evidence obtained that are responsive to the material weaknesses that existed during the year; (ii) manually testing the completeness and accuracy of system reports or other information generated by the Company's information systems; and (iii) evaluating whether segregation of duties was maintained.

/s/ PricewaterhouseCoopers LLP
San Jose, California
April 1, 2024

We have served as the Company's auditor since 2016.

ChargePoint Holdings, Inc.
Consolidated Balance Sheets
January 31, 2024 and 2023
(in thousands, except share and per share data)

		January 31,		
		2024		**2023**
Assets				
Current assets:				
Cash and cash equivalents	$	327,410	$	264,162
Restricted cash		30,400		30,400
Short-term investments		—		104,966
Accounts receivable, net of allowance of $14,000 as of January 31, 2024 and $10,000 as of January 31, 2023		124,049		164,892
Inventories		198,580		68,730
Prepaid expenses and other current assets		62,244		71,020
Total current assets		742,683		704,170
Property and equipment, net		42,446		40,046
Intangible assets, net		80,555		92,673
Operating lease right-of-use assets		15,362		22,242
Goodwill		213,750		213,716
Other assets		8,567		7,110
Total assets	$	1,103,363	$	1,079,957
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	71,081	$	62,076
Accrued and other current liabilities		159,104		133,483
Deferred revenue		99,968		88,777
Total current liabilities		330,153		284,336
Deferred revenue, noncurrent		131,471		109,833
Debt, noncurrent		283,704		294,936
Operating lease liabilities		17,350		21,841
Deferred tax liabilities		11,252		12,987
Other long-term liabilities		1,757		1,032
Total liabilities		775,687		724,965
Commitments and contingencies (Note 7)				
Stockholders' equity:				
Common stock: $0.0001 par value; 1,000,000,000 shares authorized as of each of January 31, 2024 and 2023; 421,116,720 and 348,330,481 shares issued and outstanding as of January 31, 2024 and 2023, respectively		42		35
Preferred stock, $0.0001 par value; 10,000,000 shares authorized as of each of January 31, 2024 and 2023; zero shares issued and outstanding as of each of January 31, 2024 and 2023		—		—
Additional paid-in capital		1,957,932		1,528,104
Accumulated other comprehensive loss		(15,926)		(16,384)
Accumulated deficit		(1,614,372)		(1,156,763)
Total stockholders' equity		327,676		354,992
Total liabilities and stockholders' equity	$	1,103,363	$	1,079,957

The accompanying notes are an integral part of these consolidated financial statements.

ChargePoint Holdings, Inc.
Consolidated Statements of Operations
Years Ended January 31, 2024, 2023, and 2022
(in thousands, except share and per share data)

		Year Ended January 31,				
		2024		2023		2022
Revenue						
Networked charging systems	$	360,822	$	363,622	$	173,850
Subscriptions		120,445		85,296		53,512
Other		25,372		19,176		13,644
Total revenue		506,639		468,094		241,006
Cost of revenue						
Networked charging systems		386,149		318,628		147,313
Subscriptions		73,595		51,416		31,190
Other		16,777		12,117		8,970
Total cost of revenue		476,521		382,161		187,473
Gross profit		**30,118**		**85,933**		**53,533**
Operating expenses						
Research and development		220,781		194,957		145,043
Sales and marketing		150,186		142,392		92,550
General and administrative		109,102		90,366		81,380
Total operating expenses		480,069		427,715		318,973
Loss from operations		**(449,951)**		**(341,782)**		**(265,440)**
Interest income		9,603		5,534		98
Interest expense		(16,273)		(9,434)		(1,502)
Change in fair value of redeemable convertible preferred stock warrant liability		—		—		9,237
Change in fair value of assumed common stock warrant liabilities		—		(24)		47,822
Change in fair value of contingent earnout liability		—		—		84,420
Transaction costs expensed		—		—		(7,031)
Other expense, net		(1,009)		(1,569)		(2,775)
Net loss before income taxes	$	**(457,630)**	$	**(347,275)**	$	**(135,171)**
Benefit from income taxes		(21)		(2,167)		(2,930)
Net loss	$	**(457,609)**	$	**(345,108)**	$	**(132,241)**
Cumulative undeclared dividends on redeemable convertible preferred stock		—		—		(4,292)
Deemed dividends attributable to vested option holders		—		—		(51,855)
Deemed dividends attributable to common stock warrant holders		—		—		(110,635)
Net loss attributable to common stockholders - Basic	$	**(457,609)**	$	**(345,108)**	$	**(299,023)**
Gain attributable to earnout shares issued		—		—		(84,420)
Change in fair value of dilutive warrants		—		—		(68,223)
Net loss attributable to common stockholders - Diluted	$	**(457,609)**	$	**(345,108)**	$	**(451,666)**
Weighted average shares outstanding - Basic		375,529,883		338,488,667		297,421,969
Weighted average shares outstanding - Diluted		375,529,883		338,488,667		302,490,266
Net loss per share - Basic	$	(1.22)	$	(1.02)	$	(1.01)
Net loss per share - Diluted	$	(1.22)	$	(1.02)	$	(1.49)

The accompanying notes are an integral part of these consolidated financial statements

ChargePoint Holdings, Inc.
Consolidated Statements of Comprehensive Loss
Years Ended January 31, 2024, 2023, and 2022
(in thousands)

		Year Ended January 31,				
		2024		2023		2022
Net loss	$	(457,609)	$	(345,108)	$	(132,241)
Other comprehensive income (loss):						
Foreign currency translation adjustment, net of tax		9		(7,716)		(8,374)
Available-for-sale short-term investments:						
Unrealized loss on short-term investments, net of tax		—		(449)		—
Reclassification adjustment for net realized gains on short-term investments included in net income, net of tax		449		—		—
Other comprehensive income (loss)		458		(8,165)		(8,374)
Comprehensive loss	$	(457,151)	$	(353,273)	$	(140,615)

The accompanying notes are an integral part of these consolidated financial statements.

ChargePoint Holdings, Inc.
Consolidated Statements of Redeemable Convertible Preferred Stock and
Stockholders' Equity (Deficit)
Years Ended January 31, 2024, 2023, and 2022
(in thousands, except share data)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount				
Balances as of January 31, 2021	182,934,257	$ 615,697	22,961,032	$ 2	$ 62,736	$ 155	$ (679,414)	$ (616,521)
Conversion of redeemable convertible preferred stock into common stock in connection with the reverse recapitalization, including impact of Series H-1 paid in kind dividend	(182,934,257)	(615,697)	194,060,336	20	615,677	—	—	615,697
Issuance of common stock under stock plans, net of tax withholdings	—	—	8,620,607	—	4,516	—	—	4,516
Reclassification of Legacy ChargePoint preferred stock warrant liability upon the reverse recapitalization	—	—	—	—	66,606	—	—	66,606
Issuance of common stock upon the reverse recapitalization, net of issuance costs	—	—	60,746,989	6	200,460	—	—	200,466
Issuance of common stock upon exercise of warrants	—	—	16,364,810	1	352,612	—	—	352,613
Issuance of common stock pursuant to business combinations	—	—	5,695,176	1	102,057	—	—	102,058
Issuance of earnout shares upon triggering events, net of tax withholding	—	—	26,313,253	3	480,222	—	—	480,225
Contingent earnout liability recognized upon the closing of the reverse recapitalization	—	—	—	—	(828,180)	—	—	(828,180)
Reclassification of remaining contingent earnout liability upon triggering event	—	—	—	—	242,640	—	—	242,640
Vesting of early exercised stock options	—	—	—	—	178	—	—	178
Repurchase of early exercised common stock	—	—	(1,588)		—	—	—	—
Stock-based compensation	—	—	—	—	67,331	—	—	67,331
Net loss	—	—	—	—	—	—	(132,241)	(132,241)
Other comprehensive loss	—	—	—	—	—	(8,374)	—	(8,374)
Balances as of January 31, 2022	—	$ —	334,760,615	$ 33	$ 1,366,855	$ (8,219)	$ (811,655)	$ 547,014
Issuance of common stock under stock plans, net of tax withholdings	—	—	7,267,807	1	2,501	—	—	2,502
Issuance of common stock upon exercise of warrants	—	—	1,041,533	—	6,932	—	—	6,932
Issuance of common stock upon ESPP purchase	—	—	607,384	—	8,947	—	—	8,947
Issuance of common stock in connection with ATM offerings, net of issuance costs	—	—	4,657,806	1	49,449	—	—	49,450
Vesting of early exercised stock options	—	—	—	—	69	—	—	69
Repurchase of early exercised common stock	—	—	(4,664)	—	—	—	—	—
Stock-based compensation	—	—	—	—	93,351	—	—	93,351
Net loss	—	—	—	—	—	—	(345,108)	(345,108)
Other comprehensive loss	—	—	—	—	—	(8,165)	—	(8,165)
Balances as of January 31, 2023	—	$ —	348,330,481	$ 35	$ 1,528,104	$ (16,384)	$ (1,156,763)	$ 354,992
Issuance of common stock under stock plans, net of tax withholding	—	—	12,223,116	—	3,763	—	—	3,763
Issuance of common stock in connection with ATM offerings, net of issuance costs	—	—	59,299,481	7	287,192	—	—	287,199
Issuance of common stock upon ESPP purchase	—	—	1,265,309	—	8,290	—	—	8,290
Vesting of early exercised stock options	—	—	—	—	31	—	—	31
Repurchase of unvested restricted shares	—	—	(1,667)	—	—	—	—	—
Impact of convertible note modification	—	—	—	—	13,225	—	—	13,225
Stock-based compensation	—	—	—	—	117,327	—	—	117,327
Net loss	—	—	—	—	—	—	(457,609)	(457,609)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount				
Other comprehensive income	—	—	—	—	—	458	—	458
Balances as of January 31, 2024	**—**	**—**	**421,116,720**	**$ 42**	**$ 1,957,932**	**$ (15,926)**	**$ (1,614,372)**	**$ 327,676**

The accompanying notes are an integral part of these consolidated financial statements.

ChargePoint Holdings, Inc.
Consolidated Statements of Cash Flows
Years Ended January 31, 2024, 2023, and 2022
(in thousands)

	Year Ended January 31,		
	2024	2023	2022
Cash flows from operating activities			
Net loss	$ (457,609)	$ (345,108)	$ (132,241)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	28,486	25,050	16,457
Non-cash operating lease cost	4,343	4,739	4,244
Stock-based compensation	117,327	93,350	67,331
Amortization of deferred contract acquisition costs	2,859	2,361	1,786
Transaction costs expensed	—	—	7,031
Change in fair value of common stock warrant liabilities	—	24	(47,822)
Change in fair value of redeemable convertible preferred stock warrant liability	—	—	(9,237)
Change in fair value of contingent earnout liabilities	—	—	(84,420)
Change in fair value of earnout liability recognized upon acquisition of ViriCiti	—	—	2,266
Inventory impairment	70,000	—	—
Reserves and other	8,439	16,832	374
Changes in operating assets and liabilities, net of effect of acquisitions:			
Accounts receivable, net	36,510	(94,600)	(38,388)
Inventories	(173,661)	(39,358)	(1,991)
Prepaid expenses and other assets	7,002	(37,969)	(23,941)
Accounts payable, operating lease liabilities, and accrued and other liabilities	(5,466)	55,827	26,092
Deferred revenue	32,829	51,803	55,281
Net cash used in operating activities	(328,941)	(267,049)	(157,178)
Cash flows from investing activities			
Purchases of property and equipment	(19,424)	(18,563)	(16,410)
Purchases of investments	—	(284,835)	—
Maturities of investments	105,000	180,000	—
Cash paid for acquisition, net of cash acquired	—	(2,756)	(205,330)
Net cash provided by (used in) investing activities	85,576	(126,154)	(221,740)
Cash flows from financing activities			
Proceeds from the exercise of public warrants	—	6,884	118,864
Merger and PIPE financing	—	—	511,646
Payment of tax withholding obligations on settlement of earnout shares	—	—	(20,895)
Repayment of borrowings	—	—	(36,051)
Proceeds from issuance of debt, net of issuance costs	—	293,972	—
Payments of transaction costs related to Merger	—	—	(32,468)
Change in driver funds and amounts due to customers	13,691	11,107	3,675
Debt issuance costs related to the revolving credit facility	(2,882)	—	—
Settlement of contingent earnout liability	(3,537)	—	—
Proceeds from issuance of stock in connection with stock plans, net of withholding taxes	12,054	11,446	4,916
Proceeds from issuance of common stock in connection with ATM offerings, net of issuance costs	287,198	49,450	—
Net cash provided by financing activities	306,524	372,859	549,687
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	89	(729)	(1,025)
Net increase (decrease) in cash, cash equivalents, and restricted cash	63,248	(21,073)	169,744

		Year Ended January 31,				
		2024		**2023**		**2022**
Cash, cash equivalents, and restricted cash at beginning of period		294,562		315,635		145,891
Cash, cash equivalents, and restricted cash at end of period	$	357,810	$	294,562	$	315,635
Supplementary cash flow information						
Cash paid for interest	$	10,763	$	4,929	$	346
Cash paid for taxes	$	1,107	$	598	$	268
Supplementary cash flow information on non-cash investing and financing activities						
Impact of convertible note modification	$	13,225	$	—	$	—
Right-of-use assets obtained in exchange for lease liabilities	$	536	$	—	$	7,991
Impairment charges and accelerated depreciation of right-of-use assets due to reorganization	$	(5,647)	$	—	$	—
Acquisitions of property and equipment included in accounts payable and accrued and other current liabilities	$	2,095	$	1,954	$	660
Vesting of early exercised stock options	$	30	$	69	$	178
Conversion of redeemable convertible preferred stock into common stock in connection with the reverse recapitalization	$	—	$	—	$	615,697
Reclassification of Legacy ChargePoint redeemable convertible preferred stock warrant liability upon the reverse capitalization	$	—	$	—	$	66,606
Contingent earnout liability recognized upon the closing of the reverse recapitalization	$	—	$	—	$	828,180
Reclassification of remaining contingent earnout liability upon triggering event	$	—	$	—	$	242,640
Issuance of common stock in connection with acquisitions	$	—	$	—	$	102,057

The accompanying notes are an integral part of these consolidated financial statements.

<center>**ChargePoint Holdings, Inc.**
Notes to Consolidated Financial Statements</center>

1.   Description of Business and Basis of Presentation

ChargePoint Holdings, Inc. ("ChargePoint" or the "Company", "it", or "its") designs, develops and markets networked electric vehicle ("EV") charging system infrastructure ("Networked Charging Systems"), connected through cloud-based services ("Cloud" or "Cloud Services") which (i) enable charging system owners, or hosts, to manage their Networked Charging Systems, and (ii) enable drivers to locate, reserve and authenticate Networked Charging Systems, and to transact EV charging sessions on those systems. ChargePoint's Networked Charging Systems, subscriptions and other offerings provide an open platform that integrates with system hardware from ChargePoint and other manufacturers, connecting systems over an intelligent network that provides real-time information about charging sessions and full control, support and management of the Networked Charging Systems. This network also provides multiple web-based portals for charging system owners, fleet managers, drivers and utilities. In addition, the Company offers a range of extended warranties ("Assure"), as well as its ChargePoint as a Service ("CPaaS") program which bundles use of ChargePoint owned and operated systems with Cloud Services, Assure and other benefits into one subscription.

The Company's fiscal year ends on January 31. References to fiscal years 2024, 2023, and 2022 relate to the fiscal years ended January 31, 2024, January 31, 2023, and January 31, 2022, respectively.

Basis of Presentation

The consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

The Company's consolidated financial statements have been prepared on the basis of continuity of operations, the realization of assets, and the satisfaction of liabilities in the ordinary course of business. Since inception, the Company has been engaged in developing and marketing its Networked Charging Systems, subscriptions and other offerings, raising capital, and recruiting personnel. The Company has incurred net operating losses and negative cash flows from operations in every year since inception and expects this to continue for the foreseeable future. As of January 31, 2024, the Company had an accumulated deficit of $1,614.4 million.

The Company has funded its operations primarily with proceeds from the issuance of redeemable convertible preferred stock, convertible notes, exercise proceeds from options and warrants, borrowings under its loan facilities, customer payments, proceeds from sale of Common Stock under the ATM Facility, and proceeds from the Merger. In February 2021, the Company received cash proceeds of $484.1 million from the Merger. The Company had cash, cash equivalents and restricted cash of $357.8 million as of January 31, 2024. As of the date on which these consolidated financial statements were issued, the Company believes that its cash on hand, together with cash generated from sales to customers, will satisfy its working capital and capital requirements for at least the next twelve months following the issuance of the consolidated financial statements. The Company's assessment of the period of time its financial resources will be adequate to support its operations is a forward-looking statement and involves risks and uncertainties. The Company's actual results could vary as a result of, and its near- and long-term future capital requirements will depend on, many factors, including its growth rate, subscription renewal activity, the timing and extent of spending to support its acquisitions, infrastructure, and research and development efforts, the expansion of sales and marketing activities, the timing of new introductions of products or features, the continuing market adoption of its Networked Charging Systems and Cloud Services platform, and the overall market acceptance of EVs. The Company has and may in the future enter into arrangements to acquire or invest in complementary businesses, services, and technologies, including intellectual property rights. The Company has based its estimates on assumptions that may prove to be wrong, and it could use its available capital resources sooner than it currently expects. The Company may be required to seek additional equity or debt financing. Future liquidity and cash requirements will depend on numerous factors, including market penetration, the introduction of new products, and potential acquisitions of related businesses or technology. If additional financing is required from outside sources, the Company may not be able to raise it on acceptable terms or at all. If the Company is unable to raise additional capital when desired, or if it cannot expand its operations or otherwise capitalize on its business opportunities because it lacks sufficient capital, the Company may need to reorganize its operations including through further reductions in its workforce and its business, operating results, and financial condition would be materially adversely affected.

Reverse Recapitalization

On February 26, 2021, Lightning Merger Sub Inc., a wholly-owned subsidiary of Switchback Energy Acquisition Corporation ("Switchback"), merged with ChargePoint, Inc. ("Legacy ChargePoint"), with Legacy ChargePoint surviving as a wholly-owned subsidiary of Switchback (the "Merger"). As a result of the Merger, Switchback was renamed "ChargePoint Holdings, Inc." Immediately prior to the closing of the Merger (the "Closing"), Legacy ChargePoint's outstanding series of redeemable convertible preferred stock were converted to Legacy ChargePoint common stock, which then converted to the Company's common stock ("Common Stock").

In connection with the Merger, the Company raised $511.6 million of proceeds including the contribution of $286.6 million of cash held in Switchback's trust account from its initial public offering, net of redemptions of Switchback public stockholders of $0.3 million, and $225.0 million of cash in connection with the PIPE financing. The Company incurred $36.5 million of transaction costs, consisting of banking, legal, and other professional fees, of which $29.5 million was recorded as a reduction to additional paid-in capital of proceeds and the remaining $7.0 million was expensed in the consolidated statements of operations.

The Merger is accounted for as a reverse capitalization in accordance with U.S. GAAP.

Acquisitions

On August 11, 2021, the Company acquired all of the outstanding shares of ViriCiti Group B.V. ("ViriCiti") for $79.4 million in cash, as well as $7.1 million of additional earnout consideration contingent on meeting certain revenue targets as of January 31, 2023 ("ViriCiti Earnout"), which was paid in full on March 6, 2023. ViriCiti is a Netherlands-based provider of electrification solutions for eBus and commercial fleets with offices in the Netherlands and the United States.

On October 6, 2021, the Company acquired all of the outstanding shares of has•to•be gmbh ("HTB") for approximately $235.0 million, consisting of $132.9 million in cash and $102.1 million in the form of 5,695,176 shares of ChargePoint Common Stock valued at $17.92 per share on the acquisition date. Of the cash component, $2.8 million was paid on February 3, 2022 as part of a working capital adjustment, and of the shares, 885,692 shares, valued at $15.9 million, were held in escrow to cover indemnity claims the Company could have made within eighteen months from the closing date and which were released to former HTB stockholders in April 2023. HTB is an Austria-based e-mobility provider with a European charging software platform.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenue and expenses. Actual results and outcomes could differ significantly from the Company's estimates, judgments, and assumptions. Significant estimates include determining standalone selling price for performance obligations in contracts with customers, the estimated expected benefit period for deferred contract acquisition costs, allowances for expected credit losses, inventory reserves, the useful lives of long-lived assets, the determination of the incremental borrowing rate used for operating lease liabilities, valuation of acquired goodwill and intangible assets, the value of common stock and other assumptions used to measure stock-based compensation, and the valuation of deferred income tax assets and uncertain tax positions. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods. As future events and their effects cannot be determined with precision, actual results could materially differ from those estimates and assumptions.

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents, short-term investments, and accounts receivable. Cash and cash equivalents are held in domestic and foreign cash accounts across large, creditworthy financial institutions. The Company has not experienced any losses on its deposits of cash and cash equivalents through deposits with federally insured commercial banks and at times cash balances may be in excess of federal insurance limits. Short-term investments have historically consisted of U.S. treasury bills that carry high-credit ratings and accordingly, minimal credit risk exists with respect to these balances.

Accounts receivable are stated at the amount the Company expects to collect. The Company generally does not require collateral or other security in support of accounts receivable. To reduce credit risk, management performs ongoing credit evaluations of its customers' financial condition.

Concentration of credit risk with respect to trade accounts receivable is considered to be limited due to the diversity of the Company's customer base and geographic sales areas. As of January 31, 2024 and 2023, one customer individually accounted for 10% or more of accounts receivable, net. For the year ended January 31, 2024, there were no customers that represented 10% or more of total revenue. For the year ended January 31, 2023, there was one customer that represented 10% or more of total revenue. For the year ended January 31, 2022 there were no customers that represented 10% or more of total revenue.

The Company's revenue is concentrated in the infrastructure needed for charging EVs, an industry which is highly competitive and rapidly changing. Significant technological changes within the industry or customer requirements, or the emergence of competitive products with new capabilities or technologies, could adversely affect the Company's operating results.

Segment Reporting

Operating segments are defined as components of an entity where discrete financial information is evaluated regularly by the chief operating decision maker ("CODM") in deciding how to allocate resources and in assessing performance. The Company operates as one operating segment because its CODM, who is its Chief Executive Officer, reviews its financial information on a consolidated basis for purposes of making decisions regarding allocating resources and assessing performance. The Company has no segment managers who are held accountable by the CODM for operations, operating results, and planning for levels of components below the consolidated unit level.

Cash, Cash Equivalents, and Restricted Cash

The Company considers all highly liquid investments with an original maturity of three months or less, when purchased, to be cash equivalents. Cash equivalents may be invested in money market funds. Cash and cash equivalents are carried at cost, which approximates their fair value.

Restricted cash relates to cash deposits restricted under letters of credit issued in support of customer and contract manufacturer agreements.

The reconciliation of cash, cash equivalents, and restricted cash to amounts presented in the consolidated statements of cash flows were as follows:

| | January 31, | | |
	2024	2023	2022
	(in thousands)		
Cash and cash equivalents	$ 327,410	$ 264,162	$ 315,235
Restricted cash	30,400	30,400	400
Total cash, cash equivalents, and restricted cash	**$ 357,810**	**$ 294,562**	**$ 315,635**

Short-Term Investments

The Company's portfolio of marketable debt securities have historically been comprised solely of U.S. government securities with maturities of more than three months, but less than one year. The Company classifies these as available-for-sale at purchase date and will reevaluate such designation at each period end date. The Company may sell these marketable debt securities prior to their stated maturities depending upon changing liquidity requirements.

These debt securities were classified as current assets in the consolidated balance sheet and recorded at fair value, with unrealized gains or losses included in accumulated other comprehensive income (loss) and as a component of the consolidated statements of comprehensive loss.

Gains and losses are recognized when realized. Gains and losses are determined using the specific identification method and are reported in other income (expense), net in the consolidated statements of operations.

For available-for-sale debt securities in an unrealized loss position, the Company first assesses whether it intends to sell the security or it is more likely than not that the Company will be required to sell the security before the recovery of its entire amortized cost basis. If either of these criteria is met, the security's amortized cost basis is written down to fair value through other income (expense), net in the consolidated statements of operations. If neither of these criteria is met, the Company evaluates whether the decline in fair value below amortized cost is due to credit or non-credit related factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and any adverse conditions specifically related to the security, among other factors. Credit related unrealized losses are recognized as an allowance for expected credit losses of available-for-sale debt securities on the consolidated balance sheets with a corresponding charge in other income (expense), net in the consolidated statements of operations. Non-credit related unrealized losses are included in accumulated other comprehensive income (loss).

All of the short-term investments in U.S. Treasury securities have matured and no short-term investments remain outstanding as of January 31, 2024. As of January 31, 2023, short-term investments consisted of the following:

		January 31, 2023		
	Amortized Cost[(1)]	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(in thousands)		
U.S. Treasury Securities	$ 105,415	$ —	$ (449)	$ 104,966

_____

[(1)] Amortized cost and fair value amounts included interest receivable of $0.5 million.

The U.S. treasury securities were marketable debt securities stated on the consolidated balance sheets at fair value based upon inputs other than quoted prices in active markets (Level 2 inputs). The Company recorded $0.4 million of unrealized losses as a component of other comprehensive loss for the year ended January 31, 2023, which was reclassified out of other comprehensive loss at the maturity of the marketable debt securities during the year ended January 31, 2024. The Company did not recognize any gains or losses for either of the years ended January 31, 2024 and 2023.

Accounts Receivable, net

Accounts receivable for products, services and in certain scenarios charging sessions are recorded at the invoiced amount and are non-interest bearing. The Company performs ongoing credit evaluations of its customers and maintains an allowance for expected credit losses related to its existing accounts receivable and net realizable value to ensure trade receivables are not overstated due to uncollectibility. Allowances are provided for individual accounts receivable when the Company becomes aware of a customer's inability to meet its financial obligations, such as in the case of bankruptcy, deterioration in the customer's operating results, or change in financial position. If circumstances related to customers change, estimates of the recoverability of receivables are further adjusted. The Company also considers broader factors in evaluating the sufficiency of its allowances, including the length of time receivables are past due, macroeconomic conditions, significant one-time events, and historical experience. When the Company determines that there are accounts receivable that are uncollectible, they are written off against the allowance. The change in the allowance for expected credit losses for the years ended January 31, 2024, 2023, and 2022 was as follows:

	Beginning Balance	Change in Provision	Write-offs	Ending Balance
		(in thousands)		
Year ended January 31, 2024				
Allowance for expected credit losses	$ 10,000	$ 6,026	$ (2,026)	$ 14,000
Year ended January 31, 2023				
Allowance for expected credit losses	$ 5,584	$ 6,353	$ (1,937)	$ 10,000
Year ended January 31, 2022				
Allowance for expected credit losses	$ 2,000	$ 3,835	$ (251)	$ 5,584

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is computed using standard cost, which approximates actual cost, on a first-in, first-out basis. Inventory levels are analyzed periodically and written down to their net realizable value if they have become obsolete, have a cost basis in excess of expected net realizable value or are in excess of expected demand. The Company analyzes current and future product demand relative to the remaining product life to identify potential excess inventories. The write-down is measured as the difference between the cost of the inventories and net realizable value and charged to inventory reserves, which is a component of cost of revenue. At the point of the loss recognition, a new, lower cost basis for those inventories is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Property and Equipment, net

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, as follows:

	Useful Lives
Furniture and fixtures	3 to 5 years
Computers and software	3 to 5 years
Machinery and equipment	3 to 5 years
Tooling	3 to 5 years

	Useful Lives
Leasehold improvements	Shorter of the estimated lease term or useful life
Owned and operated systems	5 to 7 years

Leasehold improvements are amortized over the shorter of estimated useful lives of the assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in the consolidated statements of operations.

CPaaS combines the customer's use of the Company's owned and operated systems with Cloud and Assure into a single subscription. When CPaaS contracts contain a lease, the underlying asset is carried at its carrying value within property and equipment, net on the consolidated balance sheets.

Internal-Use Software Development Costs

The Company capitalizes qualifying internal-use software development costs incurred during the application development stage for internal tools and cloud-based applications used to deliver its services, provided that management with the relevant authority authorizes and commits to the funding of the project, it is probable the project will be completed, and the software will be used to perform the function intended. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Capitalized internal-use software development costs are included in property and equipment and are amortized on a straight-line basis over their estimated useful lives once it is ready for its intended use. Amortization of capitalized internal-use software development costs is included within cost of revenue for Networked Charging Systems and subscriptions, research and development expense, sales and marketing expense, and general and administrative expense based on the use of the software. Costs incurred for enhancements that are expected to result in additional material functionality are capitalized. As of January 31, 2024 and 2023, capitalized costs have not been material.

Leases

Lessee

The Company determines if a contract is a lease or contains a lease at the inception of the contract and reassesses that conclusion if the contract is modified. All leases are assessed for classification as an operating lease or a finance lease. Operating lease right-of-use ("ROU") assets are presented separately on the Company's consolidated balance sheets. Operating lease liabilities are separated into a current portion, included within accrued and other current liabilities on the Company's consolidated balance sheets, and a noncurrent portion included within operating lease liabilities on the Company's consolidated balance sheets. The Company does not have material finance leases. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The Company does not obtain and control its right to use the asset until the lease commencement date.

The Company's lease liabilities are recognized at the applicable lease commencement date based on the present value of the lease payments required to be paid over the lease term. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate to discount the lease payments to present value. The estimated incremental borrowing rate is derived from information available at the lease commencement date. The Company's ROU assets are also recognized at the applicable lease commencement date. The ROU asset equals the carrying amount of the related lease liability, adjusted for any lease payments made prior to lease commencement and lease incentives provided by the lessor. Variable lease payments are expensed as incurred and do not factor into the measurement of the applicable ROU asset or lease liability.

The term of the Company's leases equals the non-cancellable period of the lease, including any rent-free periods provided by the lessor, and also includes options to renew or extend the lease (including by not terminating the lease) that the Company is reasonably certain to exercise. The Company establishes the term of each lease at lease commencement and reassesses that term in subsequent periods when one of the triggering events outlined in ASC 842 occurs. Operating lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company's lease contracts often include lease and non-lease components. The Company has elected the practical expedient offered by the standard to not separate the lease from non-lease components and accounts for them as a single lease component.

The Company elected the package of practical expedients permitted under the transition guidance, which allows the Company to carry forward its historical lease classification, its assessment on whether a contract is or contains a lease, and its initial direct costs for any leases that existed prior to adoption of the new standard. The Company has elected, for all classes of underlying assets, not to recognize ROU assets and lease liabilities for leases with a term of twelve months or less. Lease cost for short-term leases is recognized on a straight-line basis over the lease term.

Similar to other long-lived assets discussed below, the Company measures recoverability of these assets by comparing the carrying amounts to the future undiscounted cash flows that the assets or the asset group are expected to generate. If the carrying value of the assets are not recoverable, the impairment recognized is measured as the amount by which the carrying value of the asset exceeds its fair value. For leased assets, such circumstances would include the decision to leave a leased facility prior to the end of the minimum lease term or subleases for which estimated cash flows do not fully cover the costs of the associated lease. The Company committed to a decision to exit and sublease or cease use of certain facilities to align with the Company's anticipated operating needs and incurred impairment charges related to real estate operating right-of-use assets of $2.7 million during the year ended January 31, 2024. Refer to Note 14, *Restructuring*, in the notes to the consolidated financial statements for further information.

Lessor

The Company leases Networked Charging Systems to customers within certain CPaaS contracts. The leasing arrangements the Company enters into with lessees are operating leases, and as a result, the underlying asset is carried at its carrying value as owned and operated systems within property and equipment, net on the consolidated balance sheets.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets or asset groups for impairment whenever events indicate that the carrying amount of an asset or asset group may not be recoverable based on expected future cash flows attributable to that asset or asset group. Recoverability of assets held and used is measured by comparison of the carrying amounts of an asset or an asset group to the estimated future undiscounted cash flows which the asset or asset group is expected to generate. If the carrying amount of an asset or asset group exceeds estimated undiscounted future cash flows, then an impairment charge would be recognized based on the excess of the carrying amount of the asset or asset group over its fair value. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell. With the exception of impairment charges related to real estate operating right-of-use assets discussed above, there was no other material impairments of long-lived assets for the years ended January 31, 2024, 2023, and 2022.

Business Combinations

The total purchase consideration for an acquisition is measured as the fair value of the assets transferred, equity instruments issued, and liabilities assumed at the acquisition date. Costs that are directly attributable to the acquisition are expensed as incurred and included in general and administrative expense in the Company's consolidated statements of operations. Identifiable assets (including intangible assets), liabilities assumed (including contingent liabilities), and noncontrolling interests in an acquisition are measured initially at their fair values at the acquisition date. The Company recognizes goodwill if the fair value of the total purchase consideration and any noncontrolling interests is in excess of the net fair value of the identifiable assets acquired and the liabilities assumed. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates including the selection of valuation methodologies, cost of capital, future cash flows, and discount rates. The Company's estimates of fair value are based on assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of acquisition, the Company may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill. The Company includes the results of operations of the acquired business in the consolidated financial statements beginning on the acquisition date.

Goodwill

Goodwill represents the excess of the purchase price of an acquired business over the fair value of the net tangible and identifiable intangible assets acquired. The carrying amount of goodwill is reviewed for impairment at least annually, in the fourth quarter, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. As of January 31, 2024 and 2023, the Company had a single operating segment and reporting unit structure. As part of the annual goodwill impairment test performed in the fourth quarter, the Company first performs a qualitative assessment to determine whether further impairment testing is necessary. If, as a result of the qualitative assessment, it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test will be required. If the Company has determined it necessary to perform a quantitative impairment assessment, the Company will compare the fair value of the reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, limited to the total amount of goodwill of the reporting unit. The carrying value of goodwill was $213.8 million as of January 31, 2024 and $213.7 million as of January 31, 2023, and no goodwill impairment has been recognized to date.

Intangible Assets

Intangible assets consist primarily of customer relationships and developed technology. Acquired intangible assets are initially recorded at the acquisition-date fair value and amortized on a straight line basis over their estimated useful lives ranging from six to ten years.

Fair Value of Financial Instruments

Fair value is defined as an exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. Assets and liabilities measured at fair value are classified into the following categories based on the inputs used to measure fair value:

- (Level 1) — Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

- (Level 2) — Inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly; and

- (Level 3) — Inputs that are unobservable for the asset or liability.

The Company classifies financial instruments in Level 3 of the fair value hierarchy when there is reliance on at least one significant unobservable input to the valuation model. In addition to these unobservable inputs, the valuation models for Level 3 financial instruments typically also rely on a number of inputs that are readily observable, either directly or indirectly. The Company's assessment of a particular input to the fair value measurement requires management to make judgments and consider factors specific to the asset or liability. The fair value hierarchy requires the use of observable market data when available in determining fair value. The Company recognizes transfers between levels within the fair value hierarchy, if any, at the end of each period. There were no transfers between levels during the periods presented. The Company had no material non-financial assets valued on a non-recurring basis that resulted in an impairment in any period presented.

The carrying values of the Company's cash equivalents, accounts receivable, net, accounts payable, and accrued and other current liabilities approximate fair value based on the highly liquid, short-term nature of these instruments. Certain assets, including goodwill and other intangible assets, which are measured at fair value on a non-recurring basis and are adjusted to fair value only if an impairment charge is recognized. The categorization of the framework used to measure fair value of the assets is considered to be within the Level 3 valuation hierarchy due to the subjective nature of the unobservable inputs used.

As of January 31, 2024, there were no assets or liabilities that were measured at fair value on a recurring basis. As of January 31, 2023, the Company's assets and liabilities that were measured at fair value on a recurring basis were as follows:

	Fair Value Measured as of January 31, 2023			
	Level 1	Level 2	Level 3	Total
	(in thousands)			
Assets				
Money market funds	$ 133,979	$ —	$ —	$ 133,979
U.S. Treasury securities	—	104,966	—	104,966
Total financial assets	**$ 133,979**	**$ 104,966**	**$ —**	**$ 238,945**

The money market funds were classified as cash and cash equivalents on the consolidated balance sheets and were within Level 1 of the fair value hierarchy. The aggregate fair value of the Company's money market funds approximated amortized cost and, as such, there were no unrealized gains or losses on money market funds as of January 31, 2024 and 2023. Realized gains and losses, net of tax, were not material for any of the periods presented.

Short-term investments, consisting of U.S. treasury securities, were classified as available-for-sale on purchase date and recorded at fair value on the consolidated balance sheets. No short-term investments have been outstanding since April 30, 2023.

There have been no Level 3 financial instruments outstanding since January 31, 2023.

Debt Modification

The Company evaluates amendments to its debt instruments in accordance with ASC 470-50, *Debt Modifications and Extinguishments*. This evaluation includes (1) if applicable, the change in fair value of an embedded conversion option to that of the carrying value of the debt immediately prior to amendment and (2) the net present value of future cash flows of the amended debt to that of the original debt to determine, in each case, if a change greater than 10% occurred. In instances where the net present value of future cash flows or the fair value of an embedded conversion option, if any, changed more than 10%, the Company applies extinguishment accounting. In instances where the net present value of future cash flows and the fair value of an embedded conversion option, if any, changed less than 10%, the Company obtains the fair value of the embedded conversion option to determine if the change in fair value is an increase of more than 10% of the carrying value of the debt immediately prior to the amendment.

Revenue Recognition

ChargePoint accounts for revenue in accordance with ASC 606, *Revenue from Contracts with Customer*s ("ASC 606"). The Company recognizes revenue using the following five-step model as prescribed by ASC 606:

- Identification of the contract, or contracts, with a customer;

- Identification of the performance obligations in the contract;

- Determination of the transaction price;

- Allocation of the transaction price to the performance obligations in the contract; and

- Recognition of revenue when, or as, the Company satisfies a performance obligation.

Significant judgment and estimates are necessary for the allocation of the proceeds received from an arrangement to the multiple performance obligations and the appropriate timing of revenue recognition. The Company enters into contracts with customers that regularly include promises to transfer multiple products and services, such as Networked Charging Systems, software subscriptions, extended maintenance, and professional services. For arrangements with multiple products or services, the Company evaluates whether the individual products or services qualify as distinct performance obligations. In its assessment of whether products or services are a distinct performance obligation, the Company determines whether the customer can benefit from the product or service on its own or with other readily available resources and whether the service is separately identifiable from other products or services in the contract. This evaluation requires the Company to assess the nature of each of its Networked Charging Systems, subscriptions, and other offerings and how each is provided in the context of the contract, including whether they are significantly integrated which may require judgment based on the facts and circumstances of the contract.

The transaction price for each contract is determined based on the amount the Company expects to be entitled to receive in exchange for transferring the promised products or services to the customer. Collectability of revenue is reasonably assured based on historical evidence of collectability of fees the Company charges its customers. The transaction price in the contract is allocated to each distinct performance obligation in an amount that represents the relative amount of consideration expected to be received in exchange for satisfying each performance obligation. Revenue is recognized when performance obligations are satisfied. Revenue is recorded based on the transaction price excluding amounts collected on behalf of third parties such as sales taxes, which are collected on behalf of and remitted to governmental authorities, or driver fees, collected on behalf of customers who offer public charging for a fee.

When agreements involve multiple distinct performance obligations, the Company accounts for individual performance obligations separately if they are distinct. The Company applies significant judgment in identifying and accounting for each performance obligation, as a result of evaluating terms and conditions in contracts. The transaction price is allocated to the separate performance obligations on a relative standalone selling price ("SSP") basis. The Company determines SSP based on observable standalone selling price when it is available, as well as other factors, including the price charged to its customers, its discounting practices, and its overall pricing objectives, while maximizing observable inputs. In situations where pricing is highly variable, or a product is never sold on a stand-alone basis, the Company estimates the SSP using the residual approach.

The Company usually bills its customers at the onset of the arrangement for both the products and a predetermined period of time for services. Contracts for services typically range from annual to multi-year agreements with typical payment terms of 30 to 90 days.

Networked Charging Systems revenue

Networked Charging Systems revenue includes revenue related to the deliveries of EV charging system infrastructure and fees received for transferring regulatory credits earned for participating in low carbon fuel programs in jurisdictions with such programs. The Company recognizes revenue from sales of Networked Charging Systems upon shipment to the customer, which is when the performance obligation has been satisfied. Revenue from regulatory credits is recognized at the point in time the regulatory credits are transferred.

Subscriptions revenue

Subscriptions revenue consists of services related to Cloud, as well as extended maintenance service plans under Assure. Subscriptions revenue is recognized over time on a straight-line basis as the Company has a stand-ready obligation to deliver such services to the customer.

Subscriptions revenue also consists of CPaaS revenue, which combines the customer's use of the Company's owned and operated systems with Cloud and Assure programs into a single subscription. CPaaS subscriptions are considered for accounting purposes to contain a lease for the customer's use of the Company's owned and operated systems unless the location allows the Company to receive incremental economic benefit from regulatory credits earned on that owned and operated system. The leasing arrangements the Company

enters into with lessees are operating leases. The Company recognizes operating lease revenue on a straight-line basis over the lease term and expenses deferred initial direct costs on the same basis. Lessor revenue relates to operating leases and historically has not been material.

Other revenue

Other revenue consists of charging related fees received from drivers using charging sites owned and operated by the Company, net transaction fees earned for processing payments collected on driver charging sessions at charging sites owned by ChargePoint customers, and other professional services. Revenue from fees for owned and operated sites is recognized over time on a straight-line basis over the performance period of the service contract as the Company has a stand-ready obligation to deliver such services. Revenue from driver charging sessions and charging transaction fees is recognized at the point in time the charging session or transaction is completed. Revenue from professional services is recognized as the services are rendered.

Remaining Performance Obligations

Remaining performance obligations represent the amount of contracted future revenue not yet recognized as the amounts relate to undelivered performance obligations, including both deferred revenue and non-cancelable contracted amounts that will be invoiced and recognized as revenue in future periods. The Company's Assure, Cloud, and CPaaS subscription terms typically range from one to five years and are paid upfront. Revenue expected to be recognized from remaining performance obligations was $255.8 million as of January 31, 2024, of which 42% is expected to be recognized over the next twelve months and the remainder thereafter.

Deferred Revenue

Deferred revenue represents billings or payments received in advance of revenue recognition and is recognized in revenue upon transfer of control. Balances consist primarily of software subscription services and extended Assure maintenance services not yet provided as of the balance sheet date. Contract assets, which represent services provided or products transferred to customers in advance of the date the Company has a right to invoice, are netted against deferred revenue on a customer-by-customer basis. Deferred revenue that will be recognized during the succeeding twelve-month period is recorded as deferred revenue with the remainder recorded as deferred revenue, noncurrent on the consolidated balance sheets.

The following table shows the total deferred revenue for each period presented.

	January 31, 2024	January 31, 2023
	(in thousands)	
Total deferred revenue	$ 231,439	$ 198,610

The following table shows the revenue recognized that was included in the deferred revenue balance at the beginning of the period.

	Year Ended January 31,		
	2024	2023	2022
	(in thousands)		
Total deferred revenue recognized	$ 88,777	$ 77,142	$ 40,934

Cost of Revenue

Cost of Networked Charging Systems revenue includes the material costs for parts and manufacturing costs for the hardware products, compensation, including salaries and related personnel expenses, including stock-based compensation, warranty provisions, depreciation of manufacturing related equipment and facilities, and allocated overhead costs. Costs for shipping and handling are recorded in cost of revenue as incurred.

Cost of subscriptions revenue includes hosting, network and wireless connectivity costs for subscription services, field maintenance costs for Assure to support the Company's network of systems, depreciation of owned and operated systems used in CPaaS arrangements, allocated overhead costs, and support costs to manage the systems and helpdesk services for site hosts.

Cost of other revenue includes depreciation and other costs for ChargePoint's owned and operated charging sites, charging related processing charges, salaries and related personnel expenses, including stock-based compensation, as well as costs of environmental and professional services.

Costs to Obtain a Customer Contract

Incremental and recoverable costs for the sale of cloud enabled software and extended maintenance service plans are capitalized as deferred contract acquisition costs within prepaid expenses and other current assets and other assets on the consolidated balance sheets and amortized on a straight-line basis over the anticipated benefit period of five years. The benefit period was estimated by taking into consideration the length of customer contracts, renewals, technology lifecycle, and other factors. This amortization is recorded within sales and marketing expense in the Company's consolidated statements of operations. The sales commissions paid related to the sale of Networked Charging Systems are expensed as incurred.

The Company elected the practical expedient that permits the Company to apply ASC Subtopic 340-40, "Other Assets and Deferred Costs--Contracts with Customers," ("ASC 340") to a portfolio containing multiple contracts, as they are similar in their characteristics, and the financial statement effects of applying ASC Subtopic 340-40 to that portfolio would not differ materially from applying it to the individual contracts within that portfolio.

Changes in the deferred contract acquisition costs during the years ended January 31, 2024 and 2023 were as follows:

	(in thousands)
Balance as of January 31, 2022	$ 7,129
Capitalization of deferred contract acquisition costs	3,374
Amortization of deferred contract acquisition costs	(2,361)
Balance as of January 31, 2023	$ 8,142
Capitalization of deferred contract acquisition costs	3,711
Amortization of deferred contract acquisition costs	(2,859)
Balance as of January 31, 2024	$ 8,994

Deferred acquisition costs capitalized on the consolidated balance sheets were as follows:

	January 31	
	2024	2023
	(in thousands)	
Deferred contract acquisition costs, current	$ 3,013	$ 2,598
Deferred contract acquisition costs, noncurrent	5,981	5,544
Total deferred contract acquisition costs	$ 8,994	$ 8,142

Research and Development

Research and development expenses consist primarily of salary and related personnel expenses, including stock-based compensation, for personnel related to the development of improvements and expanded features for the Company's products and services, as well as quality assurance, testing, product management, and allocated overhead. Research and development costs are expensed as incurred.

Stock-based Compensation

The Company measures stock-based compensation expense for all stock-based awards granted to employees and directors based on the estimated fair value of the awards on the date of grant and recognizes stock-based compensation expense over the requisite service period. The Company estimates the fair value of stock options and rights granted under the employee stock purchase plan ("ESPP") using the Black-Scholes option pricing model, and the Monte Carlo simulation model to estimate the fair value of performance restricted stock units ("PRSUs"). The fair value of restricted stock units ("RSUs") equals the fair market value of the Company's Common Stock on grant date.

The Company amortizes the fair value of each stock award, except for market-based PRSU, on a straight-line basis over the requisite service period of the awards. For market-based PRSU, the Company amortizes using a graded-vesting attribution approach. Stock-based compensation expense is based on the value of the portion of stock-based awards that is ultimately expected to vest. As such, the Company's stock-based compensation is reduced for the estimated forfeitures at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Advertising

The Company expenses the costs of advertising, including promotional expenses, as incurred. Advertising expenses for the years ended January 31, 2024, 2023, and 2022 were not material.

Warranty

The Company provides standard warranty coverage on its products, providing parts necessary to repair the systems during the warranty period. The Company accounts for the estimated warranty cost as a charge to Networked Charging Systems cost of revenue when revenue is recognized. The estimated warranty cost is based on historical and predicted product failure rates and repair expenses. Warranty expense for the years ended January 31, 2024, 2023, and 2022 was $16.7 million, $5.4 million, and $3.8 million, respectively.

In addition, the Company offers paid-for subscriptions to extended maintenance service plans under Assure. Assure provides both the labor and parts to maintain the products over the subscription terms of typically one to five years. The costs related to the Assure program are expensed as incurred and charged to subscriptions cost of revenue.

Foreign Currency

The functional currency of the Company's foreign subsidiaries is generally the local currency. The translation of foreign currencies into U.S. dollars is performed for monetary assets and liabilities at the end of each reporting period based on the then current exchange rates. Non-monetary items are translated using historical exchange rates. For revenue and expense accounts, an average foreign currency rate during the period is applied. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are recorded as part of a separate component of stockholders' equity (deficit) and reported in the consolidated statements of comprehensive loss. Foreign currency transaction gains and losses are included in other income (expense), net for the period.

Income Taxes

The Company uses the asset and liability method in accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefit is the result of changes in the deferred tax asset and liability. Valuation allowances are established when necessary to reduce deferred tax assets where it is more likely than not that the deferred tax assets will not be realized. In evaluating the Company's ability to recover deferred tax assets, the Company considers all available positive and negative evidence, including historical operating results, ongoing tax planning, and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. Based on the level of historical losses, the Company has established a valuation allowance to reduce its net deferred tax assets to the amount that is more likely than not to be realized.

A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination by the taxing authorities, including resolutions of any related appeals or litigation processes, based on the technical merits of the position.

Net Loss per Share Attributable to Common Stockholders

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The Company considers all series of its redeemable convertible preferred stock to be participating securities. The Company also considers any shares issued on the early exercise of stock options subject to repurchase to be participating securities because holders of such shares have nonforfeitable dividend rights in the event a dividend is paid on common stock. Under the two-class method, net income is attributed to common stockholders and participating securities based on their participation rights. The holders of the redeemable convertible preferred stock, as well as the holders of early exercised shares subject to repurchase, do not have a contractual obligation to share in the losses of the Company. As such, the Company's net losses for the years ended January 31, 2024, 2023, and 2022 were not allocated to these participating securities.

Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. Diluted net loss per share attributable to common stockholders adjusts basic net loss per share for the effect of dilutive securities, including stock options.

Net loss amount is computed by adding deemed dividends and cumulative dividends on redeemable convertible preferred stock, to net loss. As such, the amount of the loss is increased by those instruments. When computing dilutive net loss, the numerator is also adjusted by changes in fair value attributable to dilutive warrants and gains attributable to Earnout Shares issued. As a result, some of the

liability classified Company's common stock warrants and Earnout Shares issued were dilutive, even though the Company reported losses for all periods presented.

Reclassifications of Prior Period Presentation

Certain prior period amounts have been reclassified for consistency with the current year presentation.

Accounting Pronouncements

Recently Adopted Accounting Standards

In March 2022, the Financial Accounting Standards Board ("FASB") issued ASU 2022-02, "*Financial Instruments—Credit Losses* (Topic 326): Troubled Debt Restructurings and Vintage Disclosures," which addresses areas identified by the FASB as part of its post-implementation review of ASU 2016-13, "*Financial Instruments--Credit Losses* (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13") that introduced the current expected credit losses ("CECL") model. The new guidance eliminates the accounting guidance for troubled debt restructurings by creditors that have already adopted the CECL model and enhances the disclosure requirements for loan refinancings and restructurings made with borrowers experiencing financial difficulty. In addition, the new guidance requires a public business entity to disclose current-period gross write-offs for financing receivables and net investment in leases by year of origination. The guidance is effective for public business entities that have adopted ASU 2016-13 for fiscal years beginning after December 31, 2022, including interim periods within those fiscal years. The Company adopted ASU 2022-02 on February 1, 2023 and elected to apply the amendments prospectively to all transactions within the scope of the amendment that are reflected in the financial statements at the date of adoption. The adoption did not have a material effect on the consolidated financial statements and related disclosures.

Recent Accounting Pronouncements Not Yet Adopted

In November 2023, the FASB issued ASU No. 2023-07, "*Segment Reporting* (Topic 280): Improvements to Reportable Segment Disclosures," which amends and enhances the disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. All disclosure requirements under this standard will also be required for public entities with a single reportable segment. The guidance is effective for public business entities for the fiscal years beginning after December 15, 2023, including interim periods within fiscal years beginning after December 15, 2024. The Company is currently assessing the impact of adopting this standard on the consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU No. 2023-09, "*Income Taxes* (Topic 740): Improvements to Income Tax Disclosures," which requires companies to provide disaggregated information about a reporting entity's effective tax rate reconciliation as well as further disaggregation on income taxes paid disclosure by federal, state, and foreign taxes. The guidance is effective for public business entities for the fiscal years beginning after December 15, 2024. The Company is currently assessing the impact of adopting this standard on the consolidated financial statements and related disclosures.

3.   Goodwill and Intangible Assets

Goodwill

The following table summarizes the changes in carrying amounts of goodwill:

	(in thousands)
Balance as of January 31, 2022	$ 218,484
Foreign exchange fluctuations	(4,768)
Balance as of January 31, 2023	$ 213,716
Foreign exchange fluctuations	34
Balance as of January 31, 2024	$ 213,750

There was no impairment recognized for the years ended January 31, 2024, 2023, and 2022.

Intangible Assets

The following table presents the details of intangible assets:

	January 31, 2024			
	Cost [1]	Accumulated Amortization [1]	Net [1]	Useful Life
	(amounts in thousands, useful lives in years)			
Customer relationships	$ 90,755	$ (21,301)	$ 69,454	10
Developed technology	18,358	(7,257)	11,101	6
	$ 109,113	$ (28,558)	$ 80,555	

_____
[1] Values are translated into U.S. Dollars at period-end foreign exchange rates.

	January 31, 2023			
	Cost [1]	Accumulated Amortization [1]	Net [1]	Useful Life
	(amounts in thousands, useful lives in years)			
Customer relationships	$ 90,738	$ (12,223)	$ 78,515	10
Developed technology	18,355	(4,197)	14,158	6
	$ 109,093	$ (16,420)	$ 92,673	

_____
[1] Values are translated into U.S. Dollars at period-end foreign exchange rates.

Amortization expense for customer relationships and developed technology is shown as sales and marketing and cost of revenue, respectively, in the consolidated statements of operations. The acquired intangible assets and goodwill are subject to impairment review at least annually on December 31st. Based on the annual impairment analysis completed during the years ended January 31, 2024 and 2023, the Company determined that there was no impairment of intangible assets.

Acquisition-related intangible assets included in the above table are finite-lived and are carried at cost less accumulated amortization. Intangible assets are being amortized on a straight-line basis over their estimated lives, which approximates the pattern in which the economic benefits of the intangible assets are expected to be realized.

The following table presents the amortization expense related to intangible assets:

	Year ended January 31,		
	2024	2023	2022
	(in thousands)		
Amortization Expense	$ 12,140	$ 11,646	$ 4,617

The following table presents the estimated aggregate amortization expense related to intangible assets:

Years Ending January 31,	(in thousands)
2025	$ 12,134
2026	12,134
2027	12,134
2028	10,996
2029	9,075
Thereafter	24,082
Total amortization expense	**$ 80,555**

The expected amortization expense is an estimate. Actual amounts of amortization may differ from estimated amounts due to additional intangible assets acquisitions, changes in foreign currency exchange rates, impairment of intangible assets, future changes to expected useful lives of intangible assets, and other events.

4.   Balance Sheet Components

Inventories

Inventories consisted of the following:

| | January 31, | |
| | 2024 | 2023 |
	(in thousands)	
Raw materials	$ 5,322	$ 11,509
Finished goods	193,258	57,221
Total Inventories	**$ 198,580**	**$ 68,730**

During the fiscal year ended January 31, 2024, the Company recorded an impairment charge of $70.0 million to write down the carrying value of inventory on hand and charges for losses on non-cancelable purchase commitments to reduce the carrying value of certain products to their estimated net realizable value, address supply overruns related to product transitions, and to better align inventory with current demand. The inventory impairment charge is included in the cost of revenue - networked charging systems in the consolidated statements of operations.

Prepaid expense and other current assets

Prepaid expense and other current assets consisted of the following:

| | January 31, | |
| | 2024 | 2023 |
	(in thousands)	
Prepaid expense	$ 43,389	$ 48,464
Other current assets	18,855	22,556
Total Prepaid Expense and Other Current Assets	**$ 62,244**	**$ 71,020**

Property and Equipment, net

Property and equipment, net consisted of the following:

| | January 31, | |
| | 2024 | 2023 |
	(in thousands)	
Furniture and fixtures	$ 1,718	$ 1,244
Computers and software	8,520	7,164
Machinery and equipment	35,954	25,144
Tooling	15,852	13,782
Leasehold improvements	9,828	9,357
Owned and operated systems	27,723	24,119
Construction in progress	2,310	2,790
	101,905	83,600
Less: Accumulated depreciation	(59,459)	(43,554)
Total Property and Equipment, Net	**$ 42,446**	**$ 40,046**

The following table presents the depreciation expense related to fixed assets:

| | Year ended January 31, | | |
| | 2024 | 2023 | 2022 |
	(in thousands)		
Depreciation Expense	$ 16,345	$ 13,404	$ 11,840

Accrued and Other Current Liabilities

Accrued and other current liabilities consisted of the following:

	January 31,	
	2024	2023
	(in thousands)	
Accrued expenses	$ 51,399	$ 46,105
Reserve for losses on non-cancellable purchase commitments	30,054	7,287
Refundable customer deposits	16,588	14,551
Payroll and related expenses	16,018	21,495
Taxes payable	14,294	14,232
Other current liabilities[1]	30,751	29,813
Total Accrued and Other Current Liabilities	$ 159,104	$ 133,483

[1] Beginning July 31, 2022, ViriCiti Earnout liability was reclassified from long-term liabilities to current liabilities as the Company expected the liability to be payable within twelve months of July 31, 2022. The ViriCiti Earnout liability was subsequently paid in full on March 6, 2023.

5. **Leases**

The Company leases its office facilities under non-cancellable operating leases with various lease terms. The Company also leases certain office equipment under operating lease agreements. As of January 31, 2024, non-cancellable leases expire on various dates between fiscal years 2025 and 2030.

Generally, the Company's non-cancellable leases include renewal options to extend the lease term from one to five years. The Company has not included any renewal options in its lease terms as these options are not reasonably certain of being exercised. The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

As of January 31, 2024 and 2023, lease balances were as follows:

	January 31,	
	2024	2023
	(in thousands)	
Operating leases		
Operating lease right-of-use assets	$ 15,362	$ 22,242
Operating lease liabilities, current	4,485	3,753
Operating lease liabilities, noncurrent	17,350	21,841
Total operating lease liabilities	$ 21,835	$ 25,594

The Company recognizes operating lease costs on a straight-line basis over the lease period. Lease expense for the years ended January 31, 2024, 2023, and 2022 was $6.0 million, $6.6 million, and $6.1 million, respectively. Operating lease costs for short-term leases and variable lease costs were not material during the years ended January 31, 2024, 2023 and 2022.

In September 2023, and subsequently in January 2024, the Company implemented reorganizations which included restructuring charges related to a decision to exit and sublease or cease use of certain facilities to align with the Company's plan to reduce its operating expense and increase efficiencies. Refer to Note 14, *Restructuring*, in the notes to the consolidated financial statements in this Annual Report for more information.

Future payments of operating lease liabilities under the Company's non-cancellable operating leases as of January 31, 2024 were as follows:

		(in thousands)
Years Ending January 31,		
2025	$	6,495
2026		5,198
2027		4,703
2028		4,100
2029		3,921
Thereafter		2,301
Total undiscounted operating lease payments	$	26,718
Less: imputed interest		(4,883)
Total operating lease liabilities	$	21,835

Other supplemental information as of January 31, 2024 and 2023 was as follows:

	January 31,	
	2024	**2023**
Lease Term and Discount Rate		
Weighted-average remaining operating lease term (years)	4.9	5.7
Weighted-average operating lease discount rate	7.4%	7.3%

Other supplemental cash flow information for the years ended January 31, 2024, 2023 and 2022 was as follows:

	Year ended January 31,					
	2024		**2023**		**2022**	
	(in thousands)					
Supplemental Cash Flow Information						
Cash paid for amounts in the measurement of operating lease liabilities	$	6,760	$	6,927	$	5,164

As of January 31, 2024, the Company has no additional operating leases that have not yet commenced and as such, have not yet been recognized on the Company's consolidated balance sheets.

6.   Debt

2018 Loan

In July 2018, the Company entered into a term loan facility with certain lenders (the "2018 Loan") with a borrowing capacity of $45.0 million to finance working capital and repay all outstanding amounts owed under previous loans. The Company borrowed $35.0 million, with issuance costs of $1.1 million and net proceeds of $33.9 million. The 2018 Loan was secured by substantially all of the Company's assets, contained customary affirmative and negative covenants, and required the Company to maintain minimum cash balances and attain certain customer billing targets. The 2018 Loan had a five-year maturity and interest was calculated at LIBOR plus 6.55%. Transaction costs were recorded as debt discount and amortized over the term of the loan. The 2018 Loan agreement was amended on March 20, 2019 to extend the interest only monthly payments through June 30, 2021 to be followed by equal monthly payments of principal and interest.

In March 2021, the Company repaid the entire loan balance of $35.0 million plus accrued interest and prepayment fees of $1.2 million. There was no interest expense incurred during the years ended January 31, 2024 and 2023, respectively. Total interest expense incurred was $1.5 million for the year ended January 31, 2022.

2028 Convertible Notes

The following table presents the Company's convertible debt outstanding:

		Year Ended January 31,		
		2024		2023
		(in thousands)		
Gross Amount	$	300,000	$	300,000
Debt discount and issuance costs		(16,296)		(5,064)
Carrying amount	**$**	**283,704**	**$**	**294,936**
Estimated fair value (Level 2 Inputs)	**$**	**211,000**	**$**	**233,000**

The following table presents the Company's interest expense related to convertible debt:

		Twelve Months Ended January 31,		
		2024		2023
		(in thousands)		
Contractual interest expense	$	13,548	$	8,429
Amortization of debt discount and issuance costs		1993		965
Total interest expense	**$**	**15,541**	**$**	**9,394**

In April 2022, the Company completed a private placement of $300 million aggregate principal amount of unsecured Convertible Senior PIK Toggle Notes (formerly, the "2027 Convertible Notes", hereafter the "Original Convertible Notes"), the terms of which were amended in October 2023, as described below (the "Notes Amendment"). Prior to the Notes Amendment, the maturity date of the Original Convertible Notes was April 1, 2027. The Original Convertible Notes were sold in a private placement in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") provided by Section 4(a)(2) of the Securities Act.

The net proceeds from the sale of the Original Convertible Notes were approximately $294.0 million after deducting initial purchaser discounts and commissions and the Company's offering expenses. The debt discount and issuance costs, net of accumulated amortization, are reported as a direct deduction from the face amount of the Original Convertible Notes. The Company expects to use the net proceeds for general corporate purposes.

Prior to the Notes Amendment, the Original Convertible Notes bore interest at 3.50% per annum, to the extent paid in cash ("Cash Interest") or 5.00% per annum, to the extent paid in kind through the issuance of additional Original Convertible Notes ("PIK Interest"). Interest is payable semi-annually in arrears on April 1st and October 1st of each year, beginning on October 1, 2022. The Company can elect to make any interest payment through Cash Interest, PIK Interest or any combination thereof.

The Original Convertible Notes are convertible, based on the applicable conversion rate, into cash, shares of the Company's Common Stock or a combination thereof, at the Company's election. The initial conversion rate was 41.6119 shares per $1,000 principal amount of the Original Convertible Notes, subject to customary anti-dilution adjustment in certain circumstances, which represented an initial conversion price of approximately $24.03 per share.

Under the terms of the Original Convertible Notes, prior to January 1, 2027, the Original Convertible Notes will be convertible at the option of the holders only upon the occurrence of specified events and during certain periods, and will be convertible on or after January 1, 2027, at any time until the close of business on the second scheduled trading day immediately preceding the maturity date of the Original Convertible Notes.

Holders of the Original Convertible Notes may convert all or a portion of their Original Convertible Notes prior to the close of business on January 1, 2027, only under the following circumstances:

- during any calendar quarter commencing after the calendar quarter ended on September 30, 2022, if the Company's closing Common Stock price for at least 20 trading days out of the most recent 30 consecutive trading days of the preceding calendar quarter is greater than or equal to 130% of the current conversion price of the Original Convertible Notes on each applicable trading day;

- during the five business day period after any ten consecutive trading days in which the trading price per $1,000 principal amount of Original Convertible Notes for each trading day of such ten consecutive trading day period is less than 98% of the product of the Company's closing Common Stock price and the conversion rate of the Original Convertible Notes on each such trading day;

- if the Company calls the Original Convertible Notes for redemption, at any time prior to the close of business on the second business day immediately preceding the redemption date; or

- upon the occurrence of specified corporate events, including certain distributions, the occurrence of a fundamental change or a transaction resulting in the Company's Common Stock converting into other securities or property or assets.

The Original Convertible Notes will be redeemable, in whole or in part, at the Company's option at any time on or after April 21, 2025, and before the 41st scheduled trading day immediately before the maturity date. The redemption price will be equal to the aggregate principal amount of the Original Convertible Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. In addition, a holder may elect to convert its Original Convertible Notes during any such redemption period, in which case the applicable conversion rate may be increased in certain circumstances if the Original Convertible Notes are converted after they are called for redemption.

Additionally, if the Company undergoes a fundamental change or a change in control transaction (each such term as defined in the indenture governing the Original Convertible Notes), subject to certain conditions, holders may require the Company to purchase for cash all or any portion of their Original Convertible Notes. The fundamental change repurchase price will be 100% of the capitalized principal amount of the Original Convertible Notes, while the change in control repurchase price will be 125% of the capitalized principal amount of the Original Convertible Notes to be purchased, in each case plus any accrued and unpaid interest to, but excluding, the repurchase date.

The indenture governing the Original Convertible Notes includes a restrictive covenant that, subject to specified exceptions, limits the ability of the Company and its subsidiaries to incur secured debt in excess of $750.0 million. In addition, the indenture governing the Original Convertible Notes contains customary terms and covenants, including certain events of default in which case either the trustee or the holders of at least 25% of the aggregate principal amount of the outstanding Original Convertible Notes may declare 100% of the principal of, and accrued and unpaid interest, if any, on, all the Original Convertible Notes to be due and payable immediately.

On October 24, 2023, the Original Convertible Notes were amended to (1) extend the maturity date from April 1, 2027 to April 1, 2028, (2) increase the Cash Interest rate to 7.0% from 3.5% and PIK Interest rate to 8.5% from 5.0%, (3) increase the initial conversion rate to 83.333 shares per $1,000 principal amount of the convertible notes from 41.6119 shares per $1,000 principal amount of the convertible notes, which represented a revised initial conversion price of approximately $12.00 per share, and (4) revise the make-whole table to reflect the revised terms of the convertible notes (herein, "2028 Convertible Notes"). Other than those previously stated, the terms of the 2028 Convertible Notes are not substantially different from the terms of Original Convertible Notes. The Company assessed the Notes Amendment for a debt extinguishment or modification in accordance with ASC 470-50, *Debt Modifications and Extinguishments*. As both the change in net present value of future cash flows of the 2028 Convertible Notes to that of the Original Convertible Notes and the change in fair value of the embedded conversion option of the 2028 Convertible Notes to that of the carrying value of the Original Convertible Notes immediately before modification resulted in a less than 10% change, the amendment is regarded as a modification. The resulting increase in fair value of the embedded conversion option is recorded as an increase in debt discount, a contra-liability account, as well as the corresponding entry to additional paid-in-capital, in the consolidated balance sheets. Legal fees and other costs incurred with third parties that were directly related to the debt modification were expensed as incurred.

As of January 31, 2024, the new effective interest rate on the 2028 Convertible Notes was approximately 8.59%. Amortization of debt discount and issuance costs is reported as a component of interest expenses and is computed using the straight-line method over the term of the 2028 Convertible Notes, which approximates the effective interest method.

The estimated fair value of the 2028 Convertible Notes, as of January 31, 2024 and 2023 using Level 2 fair value inputs, was $211.0 million and $233.0 million, respectively.

2027 Revolving Credit Facility

On July 27, 2023, the Company entered into a revolving credit agreement by and among the Company, ChargePoint, Inc. (the "Borrower"), certain subsidiaries of the Borrower as guarantors (the "Subsidiary Guarantors"), JPMorgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto (the "Credit Agreement"). The Credit Agreement provides for senior secured revolving credit facility in an initial aggregate principal amount of up to $150.0 million, with a maturity date of January 1, 2027 (the "2027 Revolving Credit Facility"). Pursuant to the Credit Agreement, the Borrower may from time to time arrange for one or more increases in the commitments under the 2027 Revolving Credit Facility in an aggregate principal amount not to exceed $150.0 million, subject to obtaining the consent of the lenders participating in any such increase. Up to $100.0 million of the 2027 Revolving Credit Facility may be used for the issuance of letters of credit.

The obligations of the Borrower under the Credit Agreement are guaranteed by the Company and the Subsidiary Guarantors and secured by a first priority pledge of the equity securities of the Borrower and certain of its subsidiaries and first priority security interests in substantially all tangible and intangible personal property, including intellectual property, of the Company, the Borrower and each Subsidiary Guarantor, subject to customary exceptions and limitations.

The Credit Agreement contains negative covenants that, among other things, restrict the ability of the Company, the Borrower and its subsidiaries, as applicable, to incur additional indebtedness, incur additional liens, make investments or acquisitions, make dividends, distributions, or other restricted payments, dispose of property, and enter into transactions with affiliates, in each case subject to certain dollar baskets and customary carveouts, as well as customary events of default. In addition, the Credit Agreement requires the Borrower to comply with a minimum total liquidity covenant to be not less than 150% of the aggregate amount of the lender's commitment under the Credit Agreement ("Total Liquidity") which requires the Borrower to maintain, at all times, Total Liquidity equal to the sum of cash and cash equivalents held by the Borrower and the other loan parties at controlled accounts with the initial lenders under the Credit Agreement plus the aggregate unused amount of the commitments then available to be drawn under the 2027 Revolving Credit Facility.

Borrowings under the 2027 Revolving Credit Facility may be denominated in U.S. dollars, Euros, or Pound Sterling. At the Company's option, borrowings may bear interest at a rate per annum equal to either (a) an alternate base rate (for borrowings in U.S. dollars) plus a rate per annum of 1.75%, (b) an adjusted SOFR term rate (for borrowings in U.S. dollars) plus a rate per annum of 2.75%, (c) an adjusted EURIBOR rate (for borrowings in Euros) plus a rate per annum of 2.75%, or (d) a daily simple "risk-free" rate (for borrowings in Pounds Sterling) plus a rate per annum of 2.75%.

The Company will pay commitment fees on the average daily unused amount of the 2027 Revolving Credit Facility at a rate per annum of 0.40%. In addition, the Company will also pay participation fees on the average daily undrawn amount of outstanding letters of credit at a rate per annum of 2.25%.

In October 2023, the Company entered into an amendment to the Credit Agreement to, among other things, permit the Company to complete the Notes Amendment (as described above).

As of January 31, 2024, the Borrower had no borrowings outstanding under the 2027 Revolving Credit Facility. The Borrower also had no letters of credit outstanding under the Credit Agreement as of January 31, 2024, and as a result, had a borrowing capacity of up to $150.0 million.

The following presents the Company's interest expense related to the 2027 Revolving Credit Facility:

	Twelve Months Ended January 31,
	2024
	(in thousands)
Amortization of debt issuance costs	$ 417
Commitment fees	315
Total interest expense	**$ 732**

7. Commitments and Contingencies

Purchase Commitments

Open purchase commitments are for the purchase of goods and services related to, but not limited to, manufacturing, facilities, and professional services under non-cancellable contracts. They were not recorded as liabilities on the consolidated balance sheets as of January 31, 2024 and 2023 as the Company had not yet received the related goods or services.

Legal Proceedings

The Company may be involved from time to time in various lawsuits, claims, and proceedings, including intellectual property, commercial, securities, and employment matters that arise in the normal course of business. The Company accrues a liability when management believes information available prior to the issuance of the consolidated financial statements indicates it is probable a loss has been incurred as of the date of the consolidated financial statements and the amount of loss can be reasonably estimated. The Company adjusts its accruals to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case. Legal costs are expensed as incurred.

Class Action Litigation

A class action lawsuit (the "November 2023 Class Action") alleging violations of federal securities laws was filed on November 29, 2023 in the U.S. District Court for the Northern District of California against the Company and certain of its former officers (the "Class Defendants"). The complaint purports to be brought on behalf of purchasers of the Company's common stock between June 1, 2023 and November 16, 2023 and alleges that the Class Defendants made materially false and misleading statements regarding component costs and supply overruns for DC charging products which resulted in impairment charges and an adverse impact on profitability. A second class action lawsuit (together with the November 2023 Class Action, the "Class Actions") asserting the same claims and premised on the same underlying allegations, which purports to be on behalf of purchasers of the Company's stock between

December 7, 2021 and November 16, 2023, was filed against the Class Defendants on January 22, 2024. The complaints seek unspecified monetary damages and other relief. Applications to serve as lead plaintiff and to consolidate these two actions are pending with the court. No response to the complaints is required at this time; a deadline will be set following the court's ruling on the pending applications.

Derivative Actions

On January 5, 2024, a ChargePoint stockholder purporting to act on behalf of the Company filed an action in the U.S. District Court for the District of Delaware against ChargePoint's Board of Directors and certain of its former officers ("Derivative Defendants"), alleging that the Derivative Defendants breached their fiduciary duties to ChargePoint in connection with the same alleged events and alleged materially false and misleading statements asserted in the Class Actions described above. Two additional substantively duplicative actions were filed in the U.S. District Court for the Northern District of California on January 8, 2024 and March 1, 2024. The complaints seek unspecified monetary damages and other relief. This action has been stayed.

The Company intends to defend these lawsuits vigorously. At this time, the Company is unable to predict the outcome or estimate the amount of loss or range of losses that could potentially result from these lawsuits.

Based on its experience, the Company believes that damage amounts claimed in these matters are not meaningful indicators of potential liability. Given the inherent uncertainties of litigation, the ultimate outcome of the ongoing matters described herein cannot be predicted with certainty. While litigation is inherently unpredictable, the Company believes it has valid defenses with respect to the legal matters pending against it. Nevertheless, the consolidated financial statements could be materially adversely affected in a particular period by the resolution of one or more of these contingencies. Liabilities established to provide for contingencies are adjusted as further information develops, circumstances change, or contingencies are resolved; and such changes are recorded in the accompanying consolidated statements of operations during the period of the change and reflected in accrued and other current liabilities on the accompanying consolidated balance sheets.

Guarantees and Indemnifications

The Company has service level commitments to certain of its customers warranting certain levels of uptime reliability and performance and permitting those customers to receive credits in the event that the Company fails to meet those levels. To date, the Company has not incurred any material costs as a result of such commitments.

The Company's arrangements generally include certain provisions for indemnifying customers against liabilities if its products or services infringe a third-party's intellectual property rights. Additionally, the Company may be required to indemnify for claims caused by its negligence or willful misconduct. It is not possible to determine the maximum potential amount under these indemnification obligations due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. To date, the Company has not incurred any material costs as a result of such obligations and has not accrued any liabilities related to such obligations in the consolidated financial statements.

The Company has also agreed to indemnify its directors and executive officers for costs associated with any fees, expenses, judgments, fines, and settlement amounts incurred by them in any action or proceeding to which any of them are, or are threatened to be, made a party by reason of their service as a director or officer. The Company maintains director and officer insurance coverage that would generally enable it to recover a portion of any future amounts paid. The Company also may be subject to indemnification obligations by law with respect to the actions of its employees under certain circumstances and in certain jurisdictions.

Letters of Credit

The Company had $30.4 million of secured letters of credit outstanding as of both January 31, 2024 and 2023, respectively. These primarily relate to support of contract manufacturer and customer agreements, and are fully collateralized by cash deposits which the Company recorded in restricted cash on its consolidated balance sheets based on the term of the remaining restriction.

8.   Common Stock

As of each of January 31, 2024 and 2023, the Company was authorized to issue 1,000,000,000 shares of Common Stock, with a par value of $0.0001 per share. There were 421,116,720 and 348,330,481 shares issued and outstanding as of January 31, 2024 and 2023, respectively.

The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of Common Stock are not entitled to cumulative voting rights with respect to the election of directors, and as a consequence, minority stockholders are not able to elect directors on the basis of their votes alone. Subject to preferences that may be applicable to any shares of redeemable convertible preferred stock currently outstanding or issued in the future, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Company's board of directors out of funds legally

available therefor. In the event of the Company's liquidation, dissolution, or winding up, holders of the Company's Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding redeemable convertible preferred stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock.

At-the-Market Offering

On July 1, 2022, ChargePoint filed a registration statement on Form S-3 (File No. 333-265986) with the SEC (that was declared effective by the SEC on July 12, 2022), which permits the Company to offer up to $1.0 billion of Common Stock, preferred stock, debt securities, warrants and rights in one or more offerings and in any combination, including in units from time to time (the "Shelf Registration Statement"). As part of the Shelf Registration Statement, ChargePoint filed a prospectus supplement registering for sale from time to time up to $500.0 million of Common Stock pursuant to a sales agreement (the "ATM Facility").

During the fiscal year ended January 31, 2024, the Company sold a total of 59,299,481 shares of its Common Stock pursuant to the ATM Facility at the prevailing market prices for total proceeds of $287.2 million, net of $1.2 million of issuance costs. During the fiscal year ended January 31, 2023, the Company sold a total of 4,657,806 shares of its Common Stock pursuant to the ATM Facility at the prevailing market prices for total proceeds of $49.5 million, net of $0.5 million of issuance costs.

9.   **Stock Warrants**

Common Stock Warrants

Legacy ChargePoint had outstanding warrants to purchase shares of Legacy ChargePoint common stock (collectively, "Legacy Warrants"), which now represent warrants to purchase Common Stock. Immediately following the Merger, there were 38,761,031 Legacy Warrants outstanding which are classified as equity.

During the fiscal year ended January 31, 2024, no Legacy Warrants were exercised. During the fiscal year ended January 31, 2023, 1,039,153 Legacy Warrants were exercised resulting in the issuance of 1,037,808 shares of Common Stock and cash proceeds received of $6.9 million.

As of January 31, 2024, there were 34,499,436 Legacy Warrants outstanding which are classified as equity.

| | January 31, 2024 | | |
| | Outstanding Warrants | | |
	Number of Warrants	Exercise Price	Expiration Date
Common Stock	20,922,215	$ 6.03	7/31/2030 – 8/4/2030
Common Stock	13,577,221	$ 9.04	11/16/2028 – 2/13/2029
Total outstanding common stock warrants	**34,499,436**		

Private Placement Warrants

The Private Placement Warrants were initially recognized as a liability on February 26, 2021 and was remeasured to fair value as of any respective exercise dates. The Company recorded no gain or loss, an immaterial loss, and a gain of $63.7 million for the fiscal years ended January 31, 2024, 2023 and 2022, respectively, classified within change in fair value of warrant liabilities in the consolidated statements of operations.

The Private Placement Warrants were valued using the assumptions under the Binomial Lattice Model that assumes optimal exercise of the Company's redemption option at the earliest possible date. On February 21, 2022, the Company redeemed the remaining Private Placement Warrants for 0.355 shares of Common Stock per warrant. As of January 31, 2024, there were zero Private Placement Warrants outstanding.

	January 31, 2022	February 26, 2021 (Merger Date)
Market price of public stock	$ 13.85	$ 30.83
Exercise price	$ 11.50	$ 11.50
Expected term (years)	4.1	5.0
Volatility	70.5 %	73.5 %
Risk-free interest rate	1.0 %	0.8 %
Dividend rate	0.0 %	0.0 %

Public Warrants

The Public Warrants were initially recognized as a liability on February 26, 2021 and remeasured to fair value based upon the market price as warrants were exercised. On June 4, 2021 the Company issued a redemption notice pursuant to which all but 244,481 Public Warrants were exercised by the Public Warrant holders. At the conclusion of the redemption notice period on July 6, 2021, the Company redeemed the remaining 244,481 Public Warrants outstanding for $0.01 per warrant. As of January 31, 2024, no Public Warrants remained outstanding.

The Company recognized no gain or loss for the fiscal years ended January 31, 2024 and 2023, and a loss of $15.9 million for the fiscal year ended January 31, 2022, classified within change in fair value of warrant liabilities in the consolidated statements of operations. During the fiscal year ended January 31, 2022, proceeds received from the exercises of Public Warrants were $117.6 million.

Warrant Activity

Activity of warrants is set forth below:

	Legacy Warrants	Private Placement Warrants	Total Common Stock Warrants
Outstanding as of January 31, 2023	34,499,436	—	34,499,436
Warrants Exercised	—	—	—
Outstanding as of January 31, 2024	**34,499,436**	**—**	**34,499,436**

10.   Equity Plans and Stock-Based Compensation

The following sets forth the total stock-based compensation expense for employee equity plans included in the Company's consolidated statements of operations:

	Year Ended January 31,		
	2024	2023	2022
	(in thousands)		
Cost of revenue	$ 6,154	$ 4,351	$ 3,782
Research and development	50,935	37,967	25,461
Sales and marketing	22,934	17,393	9,154
General and administrative	37,314	33,639	28,934
Total stock-based compensation expense	**$ 117,337**	**$ 93,350**	**$ 67,331**

As of January 31, 2024, the Company had unrecognized stock-based compensation expense related to stock options, RSUs, PRSUs, and ESPP of $175.8 million, which is expected to be recognized over a weighted-average period of 2.6 years.

2021 Employee Stock Purchase Plan

On February 25, 2021, the stockholders of the Company approved the 2021 Employee Stock Purchase Plan ("2021 ESPP"). The 2021 ESPP permits participants to purchase shares of the Company's Common Stock, up to the IRS allowable limit, through contributions (in the form of payroll deductions or otherwise to the extent permitted by the administrator) of up to 15% of their eligible compensation. The 2021 ESPP provides for consecutive, overlapping 24-month offering periods, subject to certain rollover and reset mechanisms as defined in the ESPP. Participants are permitted to purchase shares of the Company's Common Stock at the end of each 6-month purchase period at 85% of the lower of the fair market value of the Company's Common Stock on the first trading day of an offering period or on the last trading date of each purchase period. A participant may purchase a maximum of 10,000 shares of the Company's Common Stock during a purchase period. Participants may end their participation at any time during an offering and will be refunded any accrued contributions that have not yet been used to purchase shares. Participation ends automatically upon termination of employment with the Company. The initial offering period is from October 1, 2021 through September 9, 2023. Thereafter, offering periods will begin on March 10 and September 10.

Further, on the first day of each March during the term of the 2021 ESPP, commencing on March 1, 2021 and ending on (and including) March 1, 2040, the aggregate number of shares of Common Stock that may be issued under the 2021 ESPP shall automatically increase by a number equal to the lesser of (i) one percent (1%) of the total number of shares of Common Stock issued and outstanding on the last day of the preceding month, (ii) 5,400,000 shares of Common Stock (subject to standard anti-dilution adjustments), or (iii) a number of shares of Common Stock determined by the Company's Board of Directors. As of January 31, 2024, 13,139,772 shares of Common Stock were available under the 2021 ESPP.

During the year ended January 31, 2024, the Company's employees purchased 1,273,933 shares of its Common Stock under the 2021 ESPP. The shares were purchased at a weighted-average purchase price of $6.54 per share, with proceeds of $8.3 million. During the year ended January 31, 2023, the Company's employees purchased 607,384 shares of its Common Stock under the 2021 ESPP. The shares were purchased at a weighted-average purchase price of $14.73 per share, with proceeds of $8.9 million.

2021 Equity Incentive Plan

On February 25, 2021, the stockholders of the Company approved the 2021 Equity Incentive Plan ("2021 EIP"). Under the 2021 EIP, the Company can grant stock options, stock appreciation rights, restricted stock, restricted stock units ("RSUs"), performance restricted stock units ("PRSUs"), and certain other awards which are settled in the form of shares of Common Stock issued under this 2021 EIP. On the first day of each March, beginning on March 1, 2021 and continuing through March 1, 2030, the 2021 EIP reserve will automatically increase by a number equal to the lesser of (a) 5% of the total number of shares of Common Stock actually issued and outstanding on the last day of the preceding month and (b) a number of shares of Common Stock determined by the Company's Board of Directors. As of January 31, 2024, 34,331,567 shares of Common Stock were available under the 2021 EIP.

There were no options granted for the year ended January 31, 2024.

Restricted Stock Units

The 2021 EIP provides for the issuance of RSUs to employees and directors. A summary of activity of RSUs under the 2021 EIP at January 31, 2024 and changes during the periods then ended is presented in the following table:

	Number of Shares		Weighted Average Grant Date Fair Value per Share
Outstanding as of January 31, 2023	12,935,413	$	15.02
RSU granted	26,348,986	$	5.85
RSU vested	(6,249,909)	$	13.53
RSU forfeited	(4,618,363)	$	11.95
Outstanding as of January 31, 2024	**28,416,127**	$	7.35

The total grant date fair value of RSUs vested during the year ended January 31, 2024, 2023 and 2022 were $84.5 million, $58.4 million, and $37.8 million, respectively.

Performance Restricted Stock Units

Pursuant to the 2021 EIP, the Company grants PRSUs to certain officers, including the Company's Chief Executive Officer. Vesting of the PRSUs is dependent upon the satisfaction of both market- and service-based conditions occurring at the end of a four- or five- year period. The market-based condition is achieved if the closing price of the Company's Common Stock is greater than or equal to the applicable stock price appreciation target over a specified period at any time during the period beginning the date of the grant and ending on the expiration date.

A summary of activity of PRSUs under the 2021 EIP at January 31, 2024 and changes during the periods then ended is presented in the following table:

	Number of Shares		Weighted Average Grant Date Fair Value per Share
Outstanding as of January 31, 2023	2,147,366	$	10.83
PRSU granted	1,621,236	$	2.84
PRSU forfeited	(620,820)	$	10.47
Outstanding as of January 31, 2024	**3,147,782**	$	6.79

2017 Plan and 2007 Plan

In fiscal year 2022, the Company terminated its 2017 Stock Option Plan (the "2017 Plan") and 2007 Stock Option Plan (the "2007 Plan"). No further awards will be granted under the 2017 and 2007 Plans. As of January 31, 2024, 10,369,118 shares and 1,027,638 shares of Common Stock remain reserved for outstanding awards issued under the 2017 and 2007 Plans, respectively. Stock-based awards forfeited, cancelled or repurchased from the above plans generally are returned to the pool of shares of Common Stock available for issuance under the 2021 EIP Plan.

Stock Options Activity

A summary of option activity under the 2017 and 2007 Plans at January 31, 2024 and changes during the periods then ended is presented in the following table:

	Number of Stock Option Awards	Weighted Average Exercise Price	Weighted Average Remaining Contractual term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of January 31, 2023	**17,600,524**	$ 0.70	5.6	$ 201,352
Exercised	(5,976,138)	$ 0.63		
Cancelled	(227,630)	$ 0.77		
Outstanding as of January 31, 2024	**11,396,756**	$ 0.74	4.8	$ 13,276
Options vested and expected to vest as of January 31, 2024	11,396,739	$ 0.74	4.8	$ 13,276
Exercisable as of January 31, 2024	11,301,564	$ 0.73	4.8	$ 13,167

The Company did not grant any options during the years ended January 31, 2024 and 2023. The total fair value of options vested during the years ended January 31, 2024, 2023, and 2022 was $46.3 million, $2.0 million, and $3.4 million, respectively.

Determination of Fair Value

The Company records stock-based compensation based on the grant date fair value of the equity instruments issued to employees and uses different appropriate methods to establish the fair value depending on the features of the awards. The grant date fair value of RSUs equals the fair market value of the Company's Common Stock on the grant date. The Company utilizes the Black-Scholes option-pricing model to establish the fair value of stock options and ESPP, and the Monte Carlo simulation model to establish the fair value of PRSUs containing a market condition.

The weighted-average assumptions in the Black-Scholes option-pricing models used to determine the fair value of ESPP rights granted during the year ended January 31, 2024, 2023 and 2022 were as follows:

	Year Ended January 31,		
	2024	2023	2022
Expected volatility	62.3% - 70.8%	64.9% - 72.2%	61.8% - 73.5%
Risk-free interest rate	4.5% - 5.4%	0.8% - 3.6%	0.1% - 0.3%
Dividend rate	0.0 %	0.0 %	0.0 %
Expected term (in years)	0.5 - 2.0	0.5 - 2.0	0.4 - 1.9

- Expected volatility: The expected volatility was determined by using a blended volatility approach of peer volatility and implied volatility. Peer volatility was calculated as the average of historical volatilities of selected industry peers deemed to be comparable to ChargePoint's business corresponding to the expected term of the awards.

- Risk-free interest rate: The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities corresponding to the expected term of the awards.

- Expected dividend yield: The expected dividend rate is zero as ChargePoint currently has no history or expectation of declaring dividends on its Common Stock.

- Expected term: The expected term represents the length of time the ESPP rights under each purchase period are outstanding.

The weighted-average assumptions in the Monte Carlo valuation model used to determine the fair value of PRSUs granted during the year ended January 31, 2024 and 2023 were as follows:

	Year Ended January 31,	
	2024	2023
Expected volatility	68.4%- 82.4%	72.1% - 74.0%
Risk-free interest rate	4.0% - 4.3%	2.8% - 3.3%
Dividend rate	0.0 %	0.0 %
Expected term (in years)	0.9 - 3.1	0.3 - 4.8

- Expected volatility: The expected volatility was determined using a blended volatility approach of historical volatility and implied volatility.

- Risk-free interest rate: The risk-free interest rate is based on the U.S. Treasury Constant Maturities yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the expected term of the options.

- Expected dividend yield: The expected dividend rate is zero as the Company currently has no history or expectation of declaring dividends on its Common Stock.

- Expected term: The expected term input for the award with a market condition is based upon the derived service period ("DSP"). The DSP represents the duration of the median of the distribution of stock-price paths on which the market condition is satisfied.

11. Income Taxes

The components of net loss before income taxes were as follows:

	Year Ended January 31,		
	2024	2023	2022
	(in thousands)		
Domestic	$ (457,788)	$ (342,999)	$ (131,916)
Foreign	158	(4,276)	(3,255)
Net loss before income taxes	$ (457,630)	$ (347,275)	$ (135,171)

The components of the provision for (benefit from) income taxes were as follows:

	Year Ended January 31,		
	2024	2023	2022
	(in thousands)		
Current			
Federal	$ 218	$ —	$ —
State	17	44	17
Foreign	1,942	1,345	359
Total current	$ 2,177	$ 1,389	$ 376
Deferred			
Federal	$ —	$ 1	$ (1,242)
State	—	—	(423)
Foreign	(2,198)	(3,557)	(1,641)
Total deferred	(2,198)	(3,556)	(3,306)
Total benefit from income taxes	$ (21)	$ (2,167)	$ (2,930)

A reconciliation of the U.S. federal statutory rate to the Company's effective tax rate was as follows:

	Year Ended January 31,		
	2024	2023	2022
Tax at federal statutory rate	21.0%	21.0%	21.0%
State tax rate, net	— %	— %	— %
Warrant and earnout revaluation	—%	—%	20.9%
Stock-based compensation	(2.6%)	—%	8.0%
Intangible assets amortization	— %	— %	1.3 %
Change in valuation allowance	(19.5%)	(18.9%)	(45.5%)
Transaction cost	—%	—%	(1.2%)
Research and development tax credits	0.6%	0.8%	2.8%
Section 162(m) executive compensation limitation	— %	(1.2)%	(5.3)%
Other	0.6 %	(1.1)%	0.2 %
Effective tax rate	**0.1 %**	**0.6 %**	**2.2 %**

The significant components of the Company's deferred tax assets and liabilities as of January 31, 2024 and 2023 were as follows:

	Year Ended January 31,	
	2024	2023
	(in thousands)	
Deferred tax assets:		
Net operating losses	$ 246,396	$ 216,642
Research & development credits	42,541	34,406
Deferred revenue	27,788	18,124
Accruals and reserves	47,279	18,837
Stock-based compensation	15,300	11,706
Operating lease liabilities	5,524	6,589
Capitalized research & development expense	69,070	39,761
Total deferred tax assets	**453,898**	**346,065**
Less: valuation allowance	(439,447)	(328,786)
Deferred tax liabilities:		
Depreciation and amortization	(557)	(390)
Operating lease right-of-use assets	(3,886)	(5,723)
Acquired intangible assets	(18,985)	(22,058)
Deferred commission	(2,275)	(2,095)
Total deferred tax liabilities	**(25,703)**	**(30,266)**
Net deferred tax assets (liabilities)	**$ (11,252)**	**$ (12,987)**

Beginning January 1, 2022, the Tax Cuts and Jobs Act, or the Tax Act, eliminated the option to deduct research and development expenditures in the current year and requires taxpayers to capitalize such expenses pursuant to Internal Revenue Code Section 174. The capitalized expenses are amortized over a 5-year period for domestic expenses and a 15-year period for foreign expenses.

The Company determines its valuation allowance on deferred tax assets by considering both positive and negative evidence in order to ascertain whether it is more likely than not that deferred tax assets will be realized. Realization of deferred tax assets is dependent upon the generation of future taxable income, if any, the timing and amount of which are uncertain. Due to the Company's historical operating losses in the United States ("US"), the Company believes that it is more likely than not that the US deferred taxes will not be realized; accordingly, the Company has recorded a full valuation allowance on its net US deferred tax assets as of January 31, 2024 and 2023. The valuation allowance increased by $110.7 million, $88.2 million, and $89.6 million during the years ended January 31, 2024, 2023, and 2022, respectively, primarily driven by losses, capitalized research and development expenses, and tax credits generated in the United States.

As of January 31, 2024, the Company had federal and California state net operating loss ("NOL") carryforwards of $908.4 million and $408.1 million, respectively, of which $719.6 million of the federal NOL carryforwards can be carried forward indefinitely. The federal and California state net operating loss carryforwards begin to expire in 2028 and 2029, respectively. In addition, the Company had NOLs for other states of $375.7 million, which expire beginning in the year 2025.

As of January 31, 2024, the Company had federal and California state research credit carryforwards of $41.1 million and $37.7 million, respectively. The federal credit carryforwards will begin to expire in 2038. The California research credit carryforwards can be carried forward indefinitely.

Under Internal Revenue Code Section 382 ("Section 382"), the Company's ability to utilize NOL carryforwards or other tax attributes such as research tax credits, in any taxable year may be limited if the Company experiences, or has experienced, an "ownership change." A Section 382 ownership change generally occurs if one or more stockholders or groups of stockholders, who own at least 5% of the Company's stock, increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. The Company completed its Section 382 analysis and determined it had experienced ownership changes in some periods through January 31, 2024. As a result of the ownership changes, approximately $17.1 million of Federal NOLs, $17.9 million of California NOLs, and $4.7 million of federal tax credits are expected to expire unutilized for income tax purposes. Subsequent ownership changes may affect the limitation in future years.

The following table summarizes the activity related to unrecognized tax benefits as follows:

	Year Ended January 31,					
	2024		2023		2022	
	(in thousands)					
Unrecognized tax benefits - beginning	$	25,762	$	19,238	$	9,402
Gross changes - prior period tax position		—		109		2,039
Gross changes - current period tax position		6,331		6,415		7,797
Unrecognized tax benefits — ending	$	**32,093**	$	**25,762**	$	**19,238**

As of January 31, 2024, the Company had unrecognized tax benefits of $32.1 million, which would not impact the effective tax rate, if recognized, due to the valuation allowance. The unrecognized tax benefits are related to activities which the Company believes qualify for research and development tax credits. The Company does not expect its unrecognized tax benefits will significantly change over the next twelve months. The Company recognizes interest and penalties related to the underpayment of income taxes as a component of income tax expense or benefit. To date, there have been no interest or penalties charged in relation to unrecognized tax benefits.

The Company is subject to income taxes in United States federal and various state, local, and foreign jurisdictions. The fiscal years from 2008 to 2024 remain open to examination due to the carryover of unused net operating losses or tax credits.

The Company intends to indefinitely reinvest the undistributed earnings of its foreign subsidiaries in those operations. Therefore, the Company has not accrued any provision for taxes associated with the repatriation of undistributed earnings from its foreign subsidiaries as of January 31, 2024. The amount of unrecognized deferred tax liability on these undistributed earnings was not material as of January 31, 2024.

12. **Geographic Information**

Revenue by geographic area based on the shipping address of the customers was as follows:

	Year Ended January 31,					
	2024		2023		2022	
	(in thousands)					
United States	$	380,067	$	373,736	$	205,186
Rest of World		126,572		94,358		35,820
Total revenue	$	**506,639**	$	**468,094**	$	**241,006**

Long-lived assets by geographic area were as follows:

	January 31,			
	2024		2023	
	(in thousands)			
United States	$	65,468	$	71,032
Netherlands		66,241		76,747
Rest of World		6,654		7,182
Total long-lived assets	$	**138,363**	$	**154,961**

13.   Basic and Diluted Net Loss per Share

The following table sets forth the computation of the Company's basic and diluted net loss per share attributable to common stockholders for the years ended January 31, 2024, 2023, and 2022:

		Year Ended January 31,				
		2024		2023		2022
		(in thousands, except share and per share data)				
Numerator:						
Net income (loss)	$	(457,609)	$	(345,108)	$	(132,241)
Adjust: Cumulative dividends on redeemable convertible preferred stock		—		—		(4,292)
Adjust: Deemed dividends attributable to vested option holders		—		—		(51,855)
Adjust: Deemed dividends attributable to common stock warrant holders		—		—		(110,635)
Net loss attributable to common stockholders - Basic	$	(457,609)	$	(345,108)	$	(299,023)
Less: Gain attributable to earnout shares issued		—		—		(84,420)
Less: Change in fair value of dilutive warrants		—		—		(68,223)
Net loss attributable to common stockholders - Diluted	$	(457,609)	$	(345,108)	$	(451,666)
Denominator:						
Weighted average common shares outstanding[(1)]		375,543,916		338,576,326		297,642,999
Less: Weighted-average unvested restricted shares and shares subject to repurchase		(14,033)		(87,659)		(221,030)
Weighted average shares outstanding - Basic		**375,529,883**		**338,488,667**		**297,421,969**
Add: Earnout Shares under the treasury stock method		—		—		3,701,427
Add: Public and Private Placement Warrants under the treasury stock method		—		—		1,366,870
Weighted average shares outstanding - Diluted		**375,529,883**		**338,488,667**		**302,490,266**
Net loss per share - Basic	$	**(1.22)**	$	**(1.02)**	$	**(1.01)**
Net loss per share - Diluted[(2)]	$	**(1.22)**	$	**(1.02)**	$	**(1.49)**

_____

(1) For the fiscal year ended January 31, 2022, as a result of the Merger, the Company retroactively adjusted the weighted-average number of shares of Common Stock outstanding prior to the Closing Date by multiplying them by the Exchange Ratio of 0.9966 used to determine the number of shares of Common Stock into which they converted. The Common Stock issued as a result of the redeemable convertible preferred stock conversion on the Closing Date was included in the basic net loss per share calculation on a prospective basis.

(2) For the fiscal year ended January 31, 2022, redeemable convertible preferred stock and preferred stock warrants outstanding prior to the Merger Closing Date were excluded because including them would have had an antidilutive effect.

The potential shares of Common Stock that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have had an antidilutive effect were as follows:

	Year Ended January 31,		
	2024	2023	2022
2028 Convertible Notes (on an as-converted basis)	24,999,990	12,483,569	—
Options to purchase common stock	11,396,756	17,600,524	22,200,869
Restricted stock units	28,416,127	12,935,413	4,033,418
Unvested early exercised common stock options	665	40,555	132,180
Common stock warrants	34,499,436	34,499,436	35,549,024
Employee stock purchase plan	9,348,659	1,835,659	894,348
Total potentially dilutive common share equivalents	**108,661,633**	**79,395,156**	**62,809,839**

PRSUs granted during the fiscal years ended January 31, 2024 and 2023 were excluded from the above table because the respective stock price targets had not been met as of the year end.

14.   Restructuring

January 2024 Reorganization

In January 2024, the Company implemented a reorganization plan to reduce its operating expenses and further increase efficiencies (the "January 2024 Reorganization"). The January 2024 Reorganization entailed a reduction in force of approximately 223 employees, or 12% of the Company's global workforce and other actions to reduce expenses. The Company incurred $9.9 million of employee severance, termination and employment-related exit costs and $2.7 million of facility exit costs, including impairment charges and accelerated depreciation of right-of-use assets. As of January 31, 2024, restructuring-related liabilities were $10.6 million, including $10.2 million in severance and employment-related exit cost and $0.4 million in facility exit cost.

The following table summarizes the January 2024 Reorganization charges by line item within the Company's consolidated statements of operations for the year ended January 31, 2024:

	Severances and employment-related termination costs	Facility and other contract terminations	Total
	(in thousands)		
Cost of revenue	$ 632	$ —	$ 632
Research and development	7,540	—	7,540
Sales and marketing	500	—	500
General and administrative	1,274	2,708	3,982
Total	$ 9,946	$ 2,708	$ 12,654

September 2023 Reorganization

In September 2023, the Company implemented a reorganization plan to reduce its operating expenses and increase efficiencies (the "September 2023 Reorganization"). The Reorganization entailed a reduction in force of approximately 168 employees, or 10% of the Company's global workforce at the time, and other actions to reduce expenses. During the twelve months ended January 31, 2024, the Company incurred $15.6 million of employee severance, termination and employment-related exit cost, as well as accelerated depreciation of right-of-use assets and other facilities and contract termination charges. As of January 31, 2024, restructuring-related liabilities were $0.5 million, including $0.3 in severance and employment-related exit cost and $0.2 million in facility exit cost.

The following table summarizes the September 2023 Reorganization charges by line item within the Company's statement of operations for the year ended January 31, 2024:

	Severances and employment-related termination costs	Facility and other contract terminations	Total
	(in thousands)		
Cost of revenue	$ 996	$ —	$ 996
Research and development	4,183	—	4,183
Sales and marketing	1,343	—	1,343
General and administrative	890	8,189	9,079
Total	$ 7,412	$ 8,189	$ 15,601

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures include controls and other procedures that are designed to ensure that information required to be disclosed in the reports filed or submitted under the Securities Exchange Act of 1934, as amended, ("Exchange Act") is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to ChargePoint's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated,

can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

ChargePoint's management, with the participation of its Chief Executive Officer and Chief Financial Officer, evaluated, as of January 31, 2024, the effectiveness of ChargePoint's disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that ChargePoint's disclosure controls and procedures were effective at the reasonable assurance level as of January 31, 2024.

Management's Report on Internal Control over Financial Reporting

ChargePoint's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. ChargePoint's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect ChargePoint's transactions and the dispositions of ChargePoint's assets; (2) provide reasonable assurance that ChargePoint's transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP and that ChargePoint's receipts and expenditures are being made only in accordance with appropriate authorizations of management and the directors of ChargePoint; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of ChargePoint's assets that could have a material effect on its financial statements.

ChargePoint's management, under the supervision of and with the participation of its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of ChargePoint's internal control over financial reporting as of January 31, 2024 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control— Integrated Framework* (2013). Based on the assessment by ChargePoint's management, ChargePoint's management concluded that ChargePoint's internal control over financial reporting was effective as of January 31, 2024.

ChargePoint's independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of ChargePoint's internal control over financial reporting as of January 31, 2024, as stated in their report, which appears in Part II, Item 8 of this Annual Report on Form 10-K.

Remediation of Previously Identified Material Weaknesses

As previously disclosed in our Annual Report on Form 10-K for the year ended January 31, 2023, and in subsequent quarterly reports, management concluded the following material weaknesses existed in ChargePoint's internal control over financial reporting:

- ChargePoint did not design and maintain effective controls over certain information technology ("IT") general controls for information systems that are relevant to the preparation of its consolidated financial statements. Specifically, ChargePoint did not design and maintain (a) program change management controls to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately, (b) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to its financial applications and data to appropriate company personnel and (c) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements; and

- ChargePoint did not design and maintain effective controls over segregation of duties.

ChargePoint began the implementation of certain remediation measures in fiscal year 2023 and continued to develop remediation plans and implemented additional measures throughout fiscal year 2024, completing the following actions and measures in order to remediate the control deficiencies that had led to the material weaknesses:

- Engaged an external advisor to assist with the documentation and evaluation of the design and implementation of controls in response to the IT general controls deficiencies;

- Designed and implemented new controls, and enhanced the design of existing IT general controls, including controls over program change management, the provisioning and monitoring of user access rights and privileges and program development processes and procedures; and

- Designed and implemented enhanced policies and procedures related to the retention of documentary evidence for certain management review controls over segregation of duties, including precision of review and evidence of review procedures performed to demonstrate effective operation of such controls.

During the quarter ended January 31, 2024, Management completed its testing and evaluation of the newly designed and enhanced control activities and determined that, as of January 31, 2024, these control activities have been appropriately designed and implemented, and have operated effectively for a sufficient period of time to conclude that these previously identified material weaknesses have been remediated.

Changes in Internal Control Over Financial Reporting

There have been no changes in internal control over financial reporting during the quarter ended January 31, 2024 that have materially affected, or are reasonably likely to materially affect, ChargePoint's internal control over financial reporting.

Item 9B. Other Information.

During the three months ended January 31, 2024, none of our directors or executive officers modified or terminated a Rule 10b5-1 trading arrangement or adopted, modified or terminated a non-Rule 10b5-1 trading arrangement as defined in Item 408 of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information relating to directors, executive officers and corporate governance will be presented in the definitive proxy statement filed pursuant to Regulation 14A for the 2024 Annual Meeting of Stockholders to be held on or about July 9, 2024, which information is incorporated herein by reference.

Item 11. Executive Compensation.

Information relating to executive compensation will be presented in the definitive proxy statement filed pursuant to Regulation 14A for the 2024 Annual Meeting of Stockholders to be held on or about July 9, 2024, which information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information relating to securities authorized for issuance under equity compensation plans and other information required to be provided in response to this item will be presented in the definitive proxy statement filed in pursuant to Regulation 14A for the 2024 Annual Meeting of Stockholders to be held on or about July 9, 2024, which information is incorporated herein by reference. In addition, descriptions of ChargePoint's equity compensation plans are set forth in Note 10, *Equity Plans and Stock-Based Compensation*, in the notes to the consolidated financial statements included in this Annual Report.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information required to be provided in response to this item will be presented in the definitive proxy statement filed pursuant to Regulation 14A for the 2024 Annual Meeting of Stockholders to be held on or about July 9, 2024, which information is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

Information required to be provided in response to this item will be presented in the definitive proxy statement filed pursuant to Regulation 14A for the 2024 Annual Meeting of Stockholders to be held on or about July 9, 2024, which information is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit No.	Description
2.1	Business Combination Agreement and Plan of Reorganization, dated as of September 23, 2020, by and among Switchback Energy Acquisition Corporation, Lightning Merger Sub Inc. and ChargePoint, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K (File No. 001-39004) filed with the SEC on September 24, 2020).
3.1	Second Amended and Restated Certificate of Incorporation of ChargePoint (incorporated by reference to Exhibit 3.1 to ChargePoint Holdings, Inc.'s Current Report on Form 8-K (File No. 0139004), filed with the SEC on March 1, 2021).
3.2	Amended and Restated Bylaws of ChargePoint Holdings, Inc., effective as of March 31, 2022 (incorporated by reference to Exhibit 3.2 to ChargePoint Holdings, Inc.'s Annual Report on Form 10-K (File No. 001-39004), filed with the SEC on April 4, 2022).
3.3	Certificate of Change of Registered Agent and/or Registered Office (incorporated by reference to Exhibit 3.3 to ChargePoint Holdings, Inc.'s Annual Report on Form 10-K (File No. 001-39004), filed with the SEC on April 4, 2022).
4.1	Form of Warrant to Purchase Shares of Common Stock of ChargePoint, Inc. (incorporated by reference to Exhibit 4.2 to Switchback Energy Acquisition Corporation's Registration Statement on Form S-4/A (File No. 333-249549), filed with the SEC on December 4, 2020).
4.2	Form of 2011 Warrant to Purchase Shares of Series D Preferred Stock of ChargePoint, Inc. (incorporated by reference to Exhibit 4.5 to Switchback Energy Acquisition Corporation's Registration Statement on Form S-4/A (File No. 333-249549), filed with the SEC on December 4, 2020).
4.3+	Description of Registrant's Securities
4.4	Indenture (including form of Note), dated April 12, 2022, by and among ChargePoint Holdings, Inc., ChargePoint, Inc. and Wilmington Trust National Association (incorporated by reference to Exhibit 4.1 to ChargePoint Holdings, Inc.'s Current Report on Form 8-K (File No. 001-39004), filed with the SEC on April 12, 2022).
4.5	Form of Indenture with respect to Debt Securities (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form S-3 (File No. 333-265986), filed with the SEC on July 1, 2022).
4.6	First Supplemental Indenture, dated as of October 24, 2023, by and among the Company, ChargePoint, Inc., as guarantor and Wilmington Trust National Association, as trustee (incorporated by reference to Exhibit 4.1 to ChargePoint Holdings, Inc.'s Current Report on Form 8-K (File No. 001-39004), filed with the SEC on October 24, 2023).
10.1	Revolving Credit Agreement, dated as of July 27, 2023 by and among the Company, ChargePoint, Inc., the subsidiaries of the Company party thereto as guarantors, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to ChargePoint Holdings, Inc.'s Current Report on Form 8-K (File No. 001-39004), filed with the SEC on July 27, 2023).
10.2	Amendment No. 1 to Revolving Credit Agreement, dated as of October 11, 2023, by and among the Company, ChargePoint, Inc., the subsidiaries of the Company party thereto as guarantors, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.7 to ChargePoint Holdings, Inc.'s Quarterly Report on Form 10-Q (File No. 001-39004), filed with the SEC on December 8, 2023).
10.3*+^	Offer Letter, dated September 2, 2022, between ChargePoint, Inc. and Jagdeep Singh.
10.4*^	Offer Letter between ChargePoint and Pasquale Romano, dated January 28, 2011 (incorporated by reference to Exhibit 10.14 to Switchback Energy Acquisition Corporation's Registration Statement on Form S-4/A (File No. 333-249549), filed with the SEC on December 4, 2020).
10.5*	Amendment to Employment Letter between ChargePoint and Pasquale Romano, dated December 21, 2012 (incorporated by reference to Exhibit 10.15 to Switchback Energy Acquisition Corporation's Current Report on Form S-4/A (File No. 333-249549), filed with the SEC on December 4, 2020).
10.6*^	Transition and Separation Agreement and General Release, between ChargePoint Holdings, Inc., ChargePoint, Inc. and Pasquale Romano, dated November 13, 2023 (incorporated by reference to Exhibit 10.5 to ChargePoint Holdings, Inc.'s Quarterly Report on Form 10-Q (File No. 001-39004), filed with the SEC on December 8, 2023).

Exhibit No.	Description
10.7*	ChargePoint Holdings, Inc. 2021 Equity Incentive Plan and related forms of agreement (incorporated by reference to Exhibit 10.7 to ChargePoint Holdings, Inc.'s Annual Report on Form 10-K (File No. 001-39004), filed with the SEC on April 4, 2022).
10.8*	Amended and Restated ChargePoint Holdings, Inc. 2021 Employee Stock Purchase Plan dated December 8, 2022 (incorporated by reference to Exhibit 10.1 to ChargePoint Holdings, Inc.'s Quarterly Report on Form 10-Q (File No. 0001-39004), filed with the SEC on June 8, 2023).
10.9	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.9 to ChargePoint Holdings, Inc.'s Annual Report on Form 10-K (File No. 001-39004), filed with the SEC on April 4, 2022).
10.10*	ChargePoint Holdings Incentive Bonus Plan (incorporated by reference to Exhibit 10.10 to ChargePoint Holdings, Inc.'s Current Report on Form 8-K (File No. 001-39004), filed with the SEC on March 1, 2021).
10.11*	ChargePoint Holdings, Inc. Compensation Program for Non-Employee Directors, dated June 8, 2023 (incorporated by reference to Exhibit 10.2 to ChargePoint Holdings, Inc.'s Quarterly Report on Form 10-Q (File No. 0001-39004), filed with the SEC on September 11, 2023).
10.12	Amended and Restated Registration Rights Agreement, dated February 26, 2021, by and among ChargePoint Holdings, Inc., and certain stockholders and equityholders of ChargePoint Holdings, Inc. (incorporated by reference to Exhibit 10.13 to ChargePoint Holdings, Inc.'s Current Report on Form 8-K (File No. 001-39004), filed with the SEC on March 1, 2021).
10.13*^	Offer Letter between ChargePoint and Michael Hughes, dated May 21, 2018 (incorporated by reference to Exhibit 10.15 to ChargePoint Holdings, Inc.'s Current Report on Form 8-K (File No. 001-39004), filed with the SEC on March 1, 2021).
10.14*	ChargePoint, Inc. 2017 Stock Plan, as amended (incorporated by reference to Exhibit 10.18 to Switchback Energy Acquisition Corporation's Registration Statement on Form S-4/A (File No. 333249549), filed with the SEC on December 4, 2020).
10.15*	Coulomb Technologies, Inc. 2007 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.19 to Switchback Energy Acquisition Corporation's Registration Statement on Form S-4/A (File No. 333-249549), filed with the SEC on December 4, 2020).
10.16*	Form of Restricted Stock Unit Award Agreement and Notice under ChargePoint Holdings, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to ChargePoint Holdings, Inc.'s Quarterly Report on Form 10-Q (File No. 0001-39004), filed with the SEC on September 11, 2023).
10.17*	Form of Performance Restricted Stock Unit Award Agreement and Notice under ChargePoint Holdings, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to ChargePoint Holdings, Inc.'s Quarterly Report on Form 10-Q (File No. 0001-39004), filed with the SEC on September 11, 2023).
10.18*+	ChargePoint Holdings, Inc. Executive Severance Plan, effective February 29, 2024.
10.19*^	Offer Letter between ChargePoint, Inc. and Rex Jackson, dated November 19, 2021 (incorporated by reference to Exhibit 10.3 to ChargePoint Holdings, Inc.'s Quarterly Report on Form 10-Q (File No 0001-39004), filed with the SEC on June 7, 2022).
10.20	Investment Agreement, dated April 4, 2022, by and among ChargePoint Holdings, Inc., ChargePoint, Inc. and Antara Capital LP (incorporated by reference to Exhibit 10.1 to ChargePoint Holdings, Inc.'s Current Report on Form 8-K (File No. 001-39004), filed with the SEC on April 12, 2022).
10.21*	Offer Letter, dated November 14, 2023, between ChargePoint, Inc. and Rick Wilmer (incorporated by reference to Exhibit 10.1 to ChargePoint Holdings, Inc.'s Current Report on Form 8-K (File No. 001-39004), filed with the SEC on November 16, 2023).
10.22*	Severance and Change in Control Agreement, between ChargePoint Holdings, Inc. and Rick Wilmer, dated November 15, 2023 (incorporated by reference to Exhibit 10.4 to ChargePoint Holdings, Inc.'s Quarterly Report on Form 10-Q (File No. 0001-39004), filed with the SEC on December 8, 2023).
10.23*	Offer Letter, dated November 2, 2018, between ChargePoint, Inc. and Mansi Khetani (incorporated by reference to Exhibit 10.2 to ChargePoint Holdings, Inc.'s Current Report on Form 8-K (File No. 001-39004), filed with the SEC on November 16, 2023).
10.24*	Addendum to Offer Letter, dated November 14, 2023, between ChargePoint, Inc. and Mansi Khetani (incorporated by reference to Exhibit 10.3 to ChargePoint Holdings, Inc.'s Current Report on Form 8-K (File 001-39004), filed with the SEC on November 16, 2023).
10.25*	Severance and Change in Control Agreement between ChargePoint, Holdings, Inc.'s and Mansi Khetani, dated December 5, 2023 (incorporated by reference to Exhibit 10.8 to ChargePoint Holdings, Inc.'s Quarterly Report on Form 10-Q (File No. 001-39004), filed with the SEC on December 8, 2023).

Exhibit No.	Description
10.26*^	Transition and Separation Agreement and General Release, between ChargePoint Holdings, Inc., ChargePoint, Inc., and Rex S. Jackson, dated November 15, 2023 (incorporated by reference to Exhibit 10.6 to ChargePoint Holdings, Inc.'s Quarterly Report on Form 10-Q (File No. 001-39004), filed with the SEC on December 8, 2023).
10.27*+^	Transition and Separation Agreement and General Release, between ChargePoint Holdings, Inc., ChargePoint, Inc., and Michael Hughes, dated January 9, 2024.
10.28*	Form of Severance and Change in Control Agreement for ChargePoint (US) (incorporated by reference to Exhibit 10.19 to ChargePoint's Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 (File no. 333-253759), filed with the SEC on May 28, 2021).
21.1+	Material Subsidiaries of the Registrant
23.1+	Consent of PricewaterhouseCoopers LLP.
24.1+	Powers of Attorney (included on the signature page to this Annual Report on Form 10-K)
31.1+	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a)
31.2+	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a)
32.1***	Certification of Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350
32.2***	Certification of the Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350
97.1+	ChargePoint Holdings, Inc. Dodd-Frank Policy on Recoupment of Incentive Compensation, effective October 2, 2023.
101.INS+	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because iXBRL tags are embedded within the Inline XBRL document).
101.SCH+	Inline XBRL Taxonomy Extension Schema Document
101.CAL+	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF+	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB+	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE+	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104+	The Cover Page Interactive Data File, formatted in Inline XBRL (included within the Exhibit 101 attachments).

^	The schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.
*	Denotes management compensatory plan, contract or arrangement.
+	Filed herewith
***	Furnished herewith

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

April 1, 2024

CHARGEPOINT HOLDINGS, INC.

By: /s/ Mansi Khetani

Name: Mansi Khetani

Title: Interim Chief Financial Officer and Principal Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Rick Wilmer and Mansi Khetani, jointly and severally, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated on the dates indicated.

Signature	Title	Signature Date
/s/ Mansi Khetani MANSI KHETANI	Interim Chief Financial Officer (Principal Financial Officer)	April 1, 2024
/s/ Henrik Gerdes HENRIK GERDES	Chief Accounting Officer (Principal Accounting Officer)	April 1, 2024
/s/ Rick Wilmer RICK WILMER	Chief Executive Officer and Director (Principal Executive Officer)	April 1, 2024
/s/ Roxanne Bowman ROXANNE BOWMAN	Director	April 1, 2024
/s/ Elaine L. Chao ELAINE L. CHAO	Director	April 1, 2024
/s/ Bruce Chizen BRUCE CHIZEN	Director	April 1, 2024
/s/ Axel Harries AXEL HARRIES	Director	April 1, 2024
/s/ Jeffrey Harris JEFFREY HARRIS	Director	April 1, 2024
/s/ Susan Heystee SUSAN HEYSTEE	Director	April 1, 2024

Signature	**Title**	**Signature Date**
/s/ Mark Leschly	Director	April 1, 2024
MARK LESCHLY		
/s/ Michael Linse	Director	April 1, 2024
MICHAEL LINSE		
/s/ Ekta Singh-Bushell	Director	April 1, 2024
EKTA SINGH-BUSHELL		
/s/ G. Richard Wagoner, Jr.	Director	April 1, 2024
G. RICHARD WAGONER, JR.		

BOARD OF DIRECTORS

Rick Wilmer

Roxanne Bowman

Elaine L. Chao

Bruce Chizen

Axel Harries

Jeff Harris

Susan Heystee

Mark Leschly

Michael Linse

Ekta Singh-Bushell

G. Richard Wagoner, Jr.

CORPORATE EXECUTIVES

Rick Wilmer
Chief Executive Officer and President

Rebecca Chavez
Chief Legal Officer and Corporate Secretary

Mansi Khetani
Interim Chief Financial Officer

Jagdeep Singh
Chief Customer Experience Officer

CORPORATE HEADQUARTERS
ChargePoint Holdings, Inc.
240 East Hacienda Avenue
Campbell, CA 95008
T: (408) 841-4500
www.chargepoint.com

COMMON STOCK LISTING
New York Stock Exchange
Ticker Symbol: CHPT

VIRTUAL ANNUAL MEETING OF STOCKHOLDERS
Tuesday, July 9, 2024, at 1:00 p.m. PT
www.virtualshareholdermeeting.com/CHPT2024

REGISTRAR AND TRANSFER AGENT
For questions regarding your account, changes of address or the consolidation of accounts, please contact the Company's transfer agent:

Continental Stock Transfer & Trust
1 State Street, 30th Floor
New York, NY 10004-1561
T: (212) 509-4000
www.continentalstock.com/contact/

LEGAL COUNSEL
Sidley Austin, LLP
555 California Street, Suite 2000
San Francisco, CA 94104

INDEPENDENT AUDITORS
PricewaterhouseCoopers LLP
San Jose, California

INVESTOR RELATIONS
ChargePoint Holdings, Inc.
Investor Relations
240 East Hacienda Ave
Campbell, CA 95008
T: (408) 841-4500
investors@chargepoint.com
www.chargepoint.com